As submitted to the Securities and Exchange Commission confidentially on September 15, 2023.
This amended draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Invea Therapeutics, Inc.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	87-3198325 (I.R.S. Employer Identification Number)
2614 Boston Post Road, Suite 33AR
Guilford, Connecticut 06437
(203) 643-8060
(Address, including zip code, and telephone number of registrant’s principal executive offices)
Krishnan Nandabalan, Ph.D.
President and Chief Executive Officer
Invea Therapeutics, Inc.
2614 Boston Post Road 33AR
Guilford, Connecticut 06437
(203) 689-5038
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Christian Plaza Mark Ballantyne Madison A. Jones William DuVal Cooley LLP 11951 Freedom Drive Reston, VA 20190 (703) 456-8000	Ilir Mujalovic Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large, accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large, accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus dated        , 2023
P R O S P E C T U S
                 Shares
Common Stock

This is Invea Therapeutics, Inc.’s initial public offering. We are selling         shares of our common stock.
We expect the public offering price for our common stock to be between $       and $       per share. Currently, no public market exists for the shares of our common stock. We intend to list our common stock on the Nasdaq Global Market under the symbol “INAI.”
We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and are subject to reduced public company disclosure standards. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”
Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 14 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
We refer you to “Underwriting” for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional       shares of common stock from us, at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The shares of common stock will be ready for delivery on or about            , 2023.

Book-Running Manager
BofA Securities

The date of this prospectus is           , 2023

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus or in any free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable, regardless of the time of delivery of this prospectus or such free writing prospectus, as applicable, or of any sale of our common stock. Our business, financial condition, results of operations and prospectus may have changed since that date.
For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.
All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that we or their respective owners will not assert our or their rights thereto.
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

i

PROSPECTUS SUMMARY
The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Special Note Regarding Forward-Looking Statements,” and our financial statements and related notes included elsewhere in this prospectus. Unless the context requires otherwise, references in this prospectus to “Invea,” the “Company,” “we,” “us,” and “our” refer to Invea Therapeutics, Inc.
Overview
We are a biotechnology company developing small molecule oral therapeutics for immune-mediated inflammatory diseases, or IMIDs. Our aim is to develop oral, safe and effective small molecule therapies that control inflammation, prevent tissue damage, improve quality of life and achieve long-term disease remission. We believe that the lack of an in-depth understanding of the pathophysiological mechanisms underlying immune-mediated inflammation has restricted therapeutic options for several IMIDs to merely symptomatic interventions, with limited effectiveness. Our drug discovery and development approach combines artificial intelligence, or AI, and machine learning, or ML, with our team’s extensive experience and expertise, to decode the mechanisms and pathways that drive the initiation and progression of inflammation for patients with IMIDs. We currently have two product candidates, INVA8001, which we plan to progress into Phase 2b of clinical development, and INVA8003, which is in early stage preclinical development. We believe that our product candidates, INVA8001 and INVA8003, if approved, can potentially transform the treatment of several IMIDs, such as atopic dermatitis, or AD, chronic urticaria, or CU, and indolent systemic mastocytosis, or ISM, which are characterized by limited or no available therapeutic options or patient populations that are unresponsive, partially responsive or develop resistance to currently available therapies. INVA8001 is designed as an oral, small molecule, highly selective and potent inhibitor of chymase, a key mediator of mast cells driving inflammation, epithelial barrier damage and fibrosis.
We in-licensed INVA8001 from Daiichi Sankyo Company, Limited, or Daiichi. INVA8001 has undergone extensive preclinical and clinical testing for use in the treatment of AD, and has demonstrated a well characterized pharmacokinetic, or PK, profile and favorable safety results in a single ascending dose, or SAD, trial, a multiple ascending dose, or MAD, trial, and a Phase 2 clinical trial conducted by Daiichi. All previous clinical trials of INVA8001 were conducted by Daiichi. We have not completed any clinical trials of INVA8001 to date. While Daiichi’s Phase 2 trial in AD did not meet the primary efficacy endpoint, we have closely analyzed the Phase 2 trial data and we believe we have identified potential gaps in that trial’s design. Subject to clearance by the U.S. Food and Drug Administration, or FDA, of an investigational new drug, or IND, application, we plan to conduct a Phase 2 trial with a new trial design for INVA8001. We expect our Phase 2 trial will include a higher dosage and different dosing regimen of INVA8001, extended treatment duration and enrollment of AD subjects using well-defined selection criteria, including enriching for subjects with high levels of immunoglobulin E, or IgE, antibodies as a marker for mast cell activation and allergic inflammation. INVA8003 is a de-novo small molecule multi-inflammasome inhibitor that has shown strong inhibition of a key pro-inflammatory marker for several IMIDs in early preclinical testing.
We plan to submit IND applications to the FDA for INVA8001 in AD in 2024 and ISM by the first half of 2025 and, if cleared, initiate a Phase 2b trial for moderate to severe AD and a Phase 1b trial for ISM thereafter. We plan to initiate a Phase 1b trial for INVA8001 in CU in 2024, subject to regulatory clearance. We are currently conducting IND-enabling studies for INVA8003, and we intend to start good laboratory practice, or GLP, toxicology studies in 2024.
IMIDs encompass a clinically diverse range of unrelated conditions that share common inflammatory pathways and are characterized by disruptions in cellular homeostasis driven by common immune pathways and genetic factors. The prevalence of IMIDs is significant. Commonly known IMIDs include rheumatoid arthritis, the spondyloarthritis disease spectrum, connective tissue disorders, cutaneous inflammatory conditions (including psoriasis and AD), inflammatory bowel disease, asthma and autoimmune neurological diseases such as multiple sclerosis. Based on research available on the estimated population affected by each of these commonly known IMIDs, we estimate approximately 64 million individuals in the United States are living with a commonly known IMID. We also estimate more than 25 million individuals in the United States are living with AD, of which approximately 30% have moderate AD and approximately 10% have severe AD, which corresponds to approximately 10 million patients with moderate or severe AD in the United States. A feature of many IMIDs is the strong induction or dysregulation of an inflammatory response that begins with inflammasome activation and can eventually progress to matrix remodeling and fibrosis. Targeting and correcting a dysregulated inflammatory response to effectively address IMIDs may present a significant opportunity to develop novel and potentially transformative treatments.
Treatment options for IMIDs have historically relied heavily on glucocorticoids and other small chemical compounds as well as, for skin IMIDs, topicals. More recent advances have led to the development of immune-targeted therapeutics, such as biological agents and small molecule-based therapies, including kinase inhibitors and immunomodulators. The current treatments have significant limitations, including: safety issues due to potential for significant side effects; inadequate response; immunogenicity; withdrawal/rebound; compliance issues due to inconvenient or invasive dosing regimens; and high cost, especially for biologics.
There continues to be an unmet need for oral, safe and effective small molecule therapies for the treatment of IMIDs.
Our Pipeline
We believe our product candidates have the potential to be compelling treatment options for several IMIDs.

*
All previous clinical trials of INVA8001 were conducted by Daiichi. We have not completed any clinical trials of INVA8001 to date and have not yet submitted IND applications to the FDA for AD and ISM or obtained regulatory clearance to initiate clinical development in CU. We intend to rely on the data collected from Daiichi’s trials in support of our IND application for INVA8001 in AD and ISM and to support our efforts to obtain regulatory clearance to initiate clinical development in CU. For additional information, see “—INVA8001 for the Treatment of Atopic Dermatitis—Historical Development of INVA8001 in AD.” Although we have discussed our proposed Phase 2 trial design for AD with the FDA during a pre-IND meeting, we have had limited interactions with the FDA and other comparable foreign regulatory agencies to date, and cannot be certain whether the FDA or other comparable foreign regulatory authorities will require us to conduct additional nonclinical studies or clinical trials until we file and receive clearance of our INDs for AD and ISM and we request and obtain regulatory clearance to initiate clinical development in CU.

We hold worldwide development and commercialization rights to our pipeline and product candidates. Our product candidates are protected through exclusive intellectual property rights, including filed and issued patents covering composition of matter, dosing, methods of treatment, and potentially formulation. We obtained an exclusive, worldwide license to our foundational intellectual property rights for INVA8001 from Daiichi.

INVA8001
Our lead product candidate, INVA8001, is designed as an oral, small molecule, highly selective and potent inhibitor of chymase, a key mediator of mast cells driving inflammation and fibrosis. We are initially developing INVA8001 for the treatment of AD, CU and ISM, with potential to expand into eosinophilic esophagitis, or EoE, and primary sclerosing cholangitis, or PSC, in the future. We believe INVA8001 has the potential to provide patients with a well-tolerated therapeutic option with no blanket immune-suppressive properties, that inhibits further proliferation and activation of mast cells rather than depleting mast cells and that serves as an oral small-molecule alternative with a convenient dosing regimen to current standard of care treatments. We in-licensed INVA8001 (formerly referred to as ASB17061) from Daiichi in September 2021 due to existing research showing the important role of mast cells and chymase in AD and other IMIDs, its safety profile in preclinical studies and clinical trials, its proven mechanism of action in a previous Phase 2 trial in AD with a predecessor compound and, subject to FDA clearance of an IND application, its readiness to start Phase 2 trials.
We have closely analyzed the design of Daiichi’s prior Phase 2 trial that did not meet its primary efficacy endpoint and identified what we believe are potential gaps in that trial’s design. Based on our modeling and simulation analysis, we are designing our Phase 2b trial in a way that we believe would allow us to better evaluate the potential of INVA8001 to effectively treat AD. Specifically, our Phase 2b trial design contains the following expected key features, which we believe are improvements compared to the prior Phase 2 trial design:
•
Dosage. We intend to evaluate two dose levels of INVA8001, 50 mg twice a day and 75 mg twice a day, in our Phase 2b trial, which are higher than the 5 mg, 10 mg and 20 mg doses evaluated in the prior Phase 2 clinical trial. Based on our review of the PK data from Daiichi’s Phase 2 trial and our modeling and simulation analysis, we believe the lower dosages tested by Daiichi did not produce high enough therapeutic drug levels to be effective and alleviate symptoms.

•
Dosing Regimen. We intend to evaluate a twice-daily dose of INVA8001 as opposed to a once-daily dose. Based on the PK data in the SAD and MAD trials, and efficacy results obtained in the previous Phase 2b trial conducted by Daiichi, INVA8001 showed sub-therapeutic plasma concentration levels approximately 12 hours after dosing. In the Phase 2 trial of SUN13834, INVA8001’s predecessor compound, the steady state therapeutic concentration, or Cavg, was equal to 19 ng/mL. Based on the PK simulations we conducted, the once-daily dosing regimen utilized in the prior Phase 2 trial maintained therapeutic drug levels for only 3 to 8 hours in a 24-hour period, which we believe was not sufficient to maintain the required therapeutic drug levels over a 24-hour period. We are proposing twice-a-day dosing to maintain the 19 ng/mL plasma concentration, which we believe is better supported by the PK properties of the product candidate and our modeling and simulation analyses. We believe there is sufficient human data in healthy subjects receiving a dose of up to 100 mg once-daily and in patients with AD receiving a dose of up to 50 mg twice-a-day, nonclinical safety data and PK simulation data, to support the proposed dosing regimen of 50 mg twice-a-day and 75 mg twice-a-day in our planned Phase 2 trial in patients with AD.

•
Treatment Duration. We intend to treat patients for 12 weeks as opposed to 28 days, as this treatment duration aligns with typical treatment times in current clinical trials evaluating product candidates for the chronic treatment of AD and will also allow us to evaluate longer term safety and efficacy.

•
Patient Selection Criteria. In our Phase 2b trial, we intend to enroll patients with moderate to severe AD with a majority being moderate patients, who represent a larger patient pool. We believe Daiichi’s trial had a high placebo response due to approximately 25% of the patients in their trial being mild AD patients, and that we could potentially minimize this placebo response by targeting patients with moderate to severe AD. We also plan to enroll patients with levels of immunoglobulin E, or IgE, greater than or equal to 100 IU/mL, because IgE, which is frequently elevated in AD patients, is a marker for mast cell activation and allergic inflammation.

•
Biomarkers. We intend to evaluate biomarkers for clinical response that may include chymase and tryptase levels, which we believe may allow us to demonstrate a clearer differentiation from placebo.

We expect to submit IND applications to the FDA for AD in 2024 and ISM by the first half of 2025 and, if cleared, initiate a Phase 2b trial in moderate to severe AD and a Phase 1b trial in ISM thereafter. We plan to initiate a Phase 1b trial for INVA8001 in CU in 2024, subject to regulatory clearance.
INVA8003
Our second product candidate, INVA8003, is a novel oral small molecule multi-inflammasome inhibitor targeting apoptosis-associated speck-like protein containing a caspase activation and recruitment domain, or ASC, an adaptor protein that plays a key role in the assembly and activation of various inflammasomes. We believe INVA8003 has the potential to address the underlying immunopathology of chronic inflammation with application across several IMIDs. Prior attempts at designing NLRP3 inflammasome inhibitors targeted binding pockets that are common across different proteins involved in normal human physiological functions. Our approach instead focuses on protein-protein interaction inhibition, which we believe could be potentially better tolerated by patients. Additionally, inhibiting NLRP3 alone may limit the therapeutic efficacy and may be insufficient to inhibit an inflammatory response for IMIDs. INVA8003 is designed to adopt a potentially wider therapeutic window as it targets ASC, a common adaptor protein to many inflammasomes beyond NLRP3 such as NLRP1, NLRP6, NLRP7, NLRP12 and NLRC4. We believe INVA8003 has the potential to have broad applicability and have identified several IMIDs included in the figure below, for which we believe treatment can benefit from this more targeted approach.

Orphan Indications

Cryopyrin-Associated Autoinflammatory Syndromes

Mucocutaneous Lymph Syndrome

Primary Biliary Cholangitis

Node Syndrome

Primary Sclerosing Cholangitis

Autoimmune Thrombocytopenia

Antiphospholipid Syndrome

Deficiency of Mevalonate Kinase

Refractory Celiac Disease

Epidermolysis Bullosa

Autoimmune Pancreatitis

Bullous Pemphigoid

Behcet's Disease

Harlequin Fetus

Major Therapeutic Areas

EYES

- Diabetic Retinopathy
- Age Related Macular Degeneration
- Dry Eye Syndrome

KIDNEY

- Acute Kidney Injury
- Glomerulonephritis
- Diabetic Nephropathy

HEART & VASCULAR SYSTEM

- Aortic Aneurysm
- Coronary Heart Disease
- Myocarditis
- Atherosclerosis

SKIN

- Vitiligo
- Psoriasis
- Atopic Dermatitis

GI TRACT

- Inflammatory Bowel Disease
- Hepatitis
- Pancreatitis

BONES

- Arthritis
- Ankylosing Spondylitis
- Osteopenia

LUNGS

- Idiopathic Pulmonary Fibrosis
- Asthma
- COPD

MISCELLANEOUS

- Graft-Versus-Host Disease
- Cytokine Release Syndrome

We are currently conducting IND-enabling studies of INVA8003, and we intend to start GLP toxicology studies in 2024.
Our Strategy
Our mission is to transform the lives of patients with chronic IMIDs through the development of oral, safe and effective small molecule product candidates. The key elements of our strategy include:

•
Maximize the value of our lead product candidate, INVA8001, by advancing it into and through the clinic in AD and other indications.

•
Advance INVA8003 into the clinic for the treatment of select IMIDs.

•
Continue to develop additional product candidates for the treatment of select IMIDs.

•
Selectively enter into strategic collaborations.

Our Approach
We aim to develop oral, safe and effective small molecule therapies that target common IMID pathways involved in the initiation and progression of an inflammatory response, from inflammasome activation to matrix remodeling and fibrosis. The inflammatory process has a number of components, including inflammatory inducers, sensors, mediators and the tissues that are ultimately affected. Each component has many pathways that are triggered based on the type of pathogen introduced. Targeting and correcting a dysregulated inflammatory response to effectively address IMIDs may present a significant opportunity to develop novel and potentially transformative treatments. We believe that the lack of an in-depth understanding of the pathophysiological mechanisms underlying immune-mediated inflammation has restricted therapeutic options for several IMIDs to merely symptomatic interventions, with limited effectiveness. Part of the challenge relates to the extreme biological and molecular complexity and intricacy of the pathways, making it a daunting and time-consuming task to harness them for therapeutic purposes.
We leverage our expertise together with powerful AI and ML tools to deconvolute complex information and extrapolate potentially significant relationships between a disease, gene (target) and best-fit therapeutic option, to select and validate product candidates.
Our AI- and ML-powered portfolio strategy for discovering novel targets and best-fit therapeutic options for IMIDs across the initiation and progression of inflammation.
Our powerful analyses consist of the following steps:

•
AI- and ML-Based Association Building. Using AI, proprietary ML algorithms, natural language processing, or NLP, and manually curated ontologies through our use of InveniAI’s AlphaMeld Platform, we seek to identify key pathways and targets associated with IMIDs. By using the AlphaMeld Platform to mine key entities such as genes/targets, drugs, diseases, symptoms and bioprocesses, we have generated IMID-focused target-drug-disease networks to identify key entities, relationships between entities and the directionality of cause and effect to derive meaningful associations. Using this approach, and under the services of the InveniAI AlphaMeld team pursuant to the terms of the Separation and Shared Services Agreement,

InveniAI delivered to Invea, an association network of over 9,000 potential targets to thousands of drugs and hundreds of IMIDs, which we refer to as our target association network. The target association network was developed using the AI and ML technology of the AlphaMeld platform and publicly available third-party data sets. We believe the AlphaMeld Platform’s AI- and ML-driven approach has the potential to accelerate the discovery process as well as identify “hidden” connections that may be very difficult to discern with human oversight alone. Furthermore, this approach provides our translational scientists with evidence to support novel discoveries and potentially helps streamline the regulatory pathway of future product candidates. We intend to enter into a license agreement with InveniAI, pursuant to which we will have non-exclusive rights to use the AlphaMeld Platform. Following entry into the license agreement, we intend to rely on the license, rather than the Separation and Shared Services Agreement, to use InveniAI’s AlphaMeld Platform to monitor our target association network in order to identify future product candidates. See “Certain Relationships and Related Party Transactions—Separation and Shared Services Agreement with InveniAI.”
•
Prioritization of Product Concepts with Domain Expert Oversight. AI- and ML-derived associations are rank-ordered by domain experts based on the strength, quality and volume of evidence, as well as clinical relevance, competitive landscape, unmet need, regulatory path and commercial attractiveness. We have prioritized two areas based on our analysis providing evidence of a strong association with disease pathogenesis of several IMIDs: mast cell and inflammasome biology.

•
Product Concept Validation and Product Candidate Selection. We have designed our process to help us validate concepts, for which we can identify and in-license relevant product candidates (e.g., INVA8001) or design novel product candidates (e.g., INVA8003).

Our Team
We have a well-qualified management team including individuals that have held senior executive roles globally at leading pharmaceutical or biotechnology organizations with extensive collective experience across the drug discovery and development continuum, including research, translational medicine, clinical development, regulatory affairs and policy, patient advocacy and business and corporate development. We intend to leverage our combined expertise in drug discovery and development and AI and ML to continue building our pipeline of promising small molecule oral product candidates for the treatment of IMIDs with unmet needs. Certain of our officers and directors, including Krishnan Nandabalan, Ph.D., Michael Aiello, CPA, Aman Kant and Jonathan Zalevsky are also serving as employees, officers and/or directors of InveniAI LLC, or InveniAI, or our Parent, our largest stockholder. Our directors, and in some cases our executive officers, may have obligations associated with their roles at InveniAI that would interfere with their ability to devote their full time to our business and affairs.
See “Risk Factors—Risks Related to Our Relationship with InveniAI—Certain of our directors and officers are currently allocating a portion of their time to InveniAI, where they serve as directors or are employees, which reduces allocation of their time to managing our business and affairs.”
Risk Factor Summary
Our business is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section titled “Risk Factors” and include, among others:
•
We have incurred significant operating losses since inception and anticipate that we will continue to incur significant operating losses for the foreseeable future and may never achieve or maintain profitability. Our recurring losses from operations could continue raise substantial doubt regarding our ability to continue as a going concern.

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We have a limited operating history and have never generated product revenues, which may make it difficult to evaluate the success of our business to date and to assess our future viability.

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Even if this offering is successful, we will need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce, or eliminate our product development programs or commercialization efforts.

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We are currently substantially dependent on the success of INVA8001, which is our lead product candidate. If we are unable to advance INVA8001 in clinical development, obtain regulatory approval and ultimately commercialize INVA8001, or experience significant delays in doing so, our business will be materially harmed.

•
We were not involved in the early development of INVA8001; therefore, we are dependent on third parties having accurately generated, collected, interpreted and reported data from certain preclinical and clinical trials for INVA8001. We may fail to demonstrate effectiveness of INVA8001 despite a different clinical trial design, and we may observe safety concerns with INVA8001 that have not been observed to date.

•
We are early in our development efforts. If we are unable to successfully develop, receive regulatory approval for and commercialize our product candidates for our planned or any other indications, or successfully develop any other product candidates, or experience significant delays in doing so, our business will be substantially harmed.

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The regulatory approval processes of the U.S. Food and Drug Administration, or the FDA, and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If we are not able to obtain required regulatory approval for our product candidates, our business will be substantially harmed.

•
We have not yet completed testing of any product candidate in clinical trials. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials.

•
We will be reliant on a non-exclusive license from InveniAI to use InveniAI’s AlphaMeld Platform to monitor our target association network and increase our pipeline of product candidates. If we fail to obtain this license or if this license is terminated, this could delay, prevent or impair our discovery and development of future product candidates.

•
We may not be successful in our efforts to increase our pipeline of product candidates by pursuing additional indications for our current product candidates or by in-licensing or acquiring additional product candidates for other diseases.

•
We face substantial competition, which may result in a smaller than expected commercial opportunity and/or others discovering, developing or commercializing products before or more successfully than we do.

•
We heavily rely on the exclusive license from Daiichi to provide us with intellectual property rights to develop and commercialize INVA8001. If this license is terminated, we would lose our rights to develop and commercialize INVA8001.

•
We intend to rely on third parties to conduct a significant portion of our planned clinical trials and potential future clinical trials for product candidates, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

•
We contract with third parties for the manufacture of INVA8001 and INVA8003 for clinical drug supply and expect to continue to do so for commercialization if approved. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

•
Our preclinical studies and clinical trials may fail to demonstrate the safety and efficacy of our product candidates, or serious adverse or unacceptable side effects may be identified during the development of our product candidates, which could prevent or delay regulatory approval and commercialization, increase our costs or necessitate the abandonment or limitation of the development of some of our product candidates.

•
Certain of our directors and officers are currently allocating a portion of their time to InveniAI, where they serve as employees, officers or directors, which reduces allocation of their time to managing our business and affairs.

•
Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

•
If we are unable to obtain or protect intellectual property rights or expand the term of our patents, including our patent covering the lead compound underlying INVA8001, which, absent a patent term extension is due to expire in 2030, related to any of our product candidates, we may not be able to compete effectively in our market.

Corporate Information
We were incorporated under the laws of the state of Delaware on October 20, 2021, under the name Invea Therapeutics, Inc. The Company is a controlled subsidiary of InveniAI. We expect that InveniAI will cease to be our controlling shareholder following this offering. InveniAI is a technology company that uses artificial intelligence and machine learning to drive innovation across drug discovery and development, and is a wholly owned subsidiary of BioXcel LLC (formerly BioXcel Corporation). Our principal executive offices are located at 2614 Boston Post Road Suite 33AR, Guilford CT 06437, USA, and our telephone number is (203) 643-8060. Our website address is https://www.inveatx.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any such information to be a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. For so long as we remain an emerging growth company, we may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:
•
reduced obligations with respect to financial data, including only being required to present two years of audited financial statements, in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•
an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting;

•
reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements;

•
exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and

•
an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding mandatory audit firm rotation and the communication of critical audit matters in the auditor’s report on financial statements.

We may take advantage of these provisions until the last day of the fiscal year ending after the fifth anniversary of this offering or such earlier time that we no longer qualify as an emerging growth company. We will cease to qualify as an emerging growth company on the date that is the earliest of: (i) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (ii) the last day of the fiscal year in which we have more than $1.235 billion in total annual gross revenues, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30th, or (iv) the date on which we have issued more than $1.0 billion of non-convertible debt over the prior three-year period. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than you might obtain from other public companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.
We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING
Common stock offered by us
        shares.
Underwriters’ option to purchase additional shares
        shares.
Common stock to be outstanding immediately after this offering
        shares (        shares if the underwriters exercise in full their option to purchase additional shares).
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $        million (or approximately $        million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We currently intend to use the net proceeds from this offering, together with our existing cash, to: (i) advance the development of INVA8001; (ii) advance the development of INVA8003; (iii) repay amounts to InveniAI under our line of credit; (iv) pay $2.5 million to InveniAI under the Contribution Agreement with InveniAI; and (v) for general corporate purposes, including working capital, operating expenses and other capital expenditures. See the section titled “Use of Proceeds” for additional information.
Risk factors
Investing in our common stock involves a high degree of risk. You should read the section titled “Risk Factors” for a discussion of factors to consider carefully, together with all of the other information included in this prospectus, before deciding to invest in shares of our common stock.
Proposed Nasdaq Global Market symbol
“INAI”
The number of shares of our common stock to be outstanding immediately following this offering is based on 11,882,707 shares of our common stock outstanding as of June 30, 2023, after giving effect to the conversion of all of our outstanding shares of preferred stock, including 8,000,000 shares of our Series A preferred stock and 1,092,707 shares of our Series A-1 preferred stock, into an aggregate of 9,092,707 shares of common stock upon the closing of this offering.
The number of shares of our common stock to be outstanding immediately following this offering excludes:

•
2,380,100 shares of common stock issuable upon exercise of stock options under our 2021 Equity Incentive Plan, or the 2021 Plan, outstanding as of June 30, 2023 with a weighted average exercise price of $0.77 per share; and

•
        shares of our common stock reserved for future issuance under our 2023 Equity Incentive Plan, or the 2023 Plan, plus a number of shares of common stock not to exceed         (consisting of the number of shares that remain available under the 2021 Plan as of immediately prior to the effective date of the 2023 Plan and any shares underlying options outstanding under the 2021 Plan that expire or otherwise terminate prior to exercise or settlement, as applicable, after the effective date of the 2023 Plan), as well as any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation—Equity Incentive Plans—2023 Equity Incentive Plan.”

Unless otherwise indicated, all information in this prospectus assumes:
•
the conversion of all outstanding shares of our preferred stock on a one-for-one basis into shares of our common stock, which will occur upon the closing of this offering;

•
a        -for-        stock split of our common stock effected on            , 2023;

•
the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering;

•
no exercise of the outstanding options referred to above after June 30, 2023; and

•
no exercise by the underwriters of their option to purchase additional shares of our common stock.

SUMMARY FINANCIAL DATA
The following tables set forth our summary financial data for the periods and as of the dates indicated. The following summary statements of operations data for the years ended December 31, 2022 and 2021 have been derived from our audited financial statements included elsewhere in this prospectus. The following summary interim condensed statements of operations data for the six months ended June 30, 2023 and 2022, and the summary interim condensed balance sheet data as of June 30, 2023, have been derived from our unaudited interim condensed financial statements included elsewhere in this prospectus. Our audited financial statements and unaudited interim condensed financial statements included elsewhere in this prospectus have been prepared in accordance with U.S. generally accepted accounting principles. Our unaudited interim condensed financial statements were prepared on a basis consistent with our audited financial statements and include, in our opinion, all adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future and results for the six months ended June 30, 2023 are not necessarily indicative of results to be expected for the year ending December 31, 2023. You should read the following summary financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and unaudited interim condensed financial statements and the related notes included elsewhere in this prospectus. The summary financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus.
	Year Ended December 31,			Six Months Ended June 30,
(in thousands, except share and per share data)	2022		2021	2023		2022
				(Unaudited)
Statements of Operations Data:
Operating expenses:
Research and development		$3,445	$2,513		$2,522	$1,706
General and administrative		2,257	1,102		1,485	906
Total operating expenses		5,702	3,615		4,007	2,612
Loss from operations		(5,702)	(3,615)		(4,007)	(2,612)
Interest expense		51	—		56	23
Change in fair value of derivative liability		—	—		890	—
Change in fair value of convertible SAFE liability		—	—		(23)	—
Net loss		$(5,753)	$(3,615)		$(4,930)	$(2,635)
Basic and diluted net loss per share attributable to common stockholders		$(2.89)	$(5.68)		$(2.16)	$(1.43)
Weighted average common shares outstanding, basic and diluted(1)		1,988,346	636,849		2,286,843	1,844,375
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)	$			$
Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(2)	$			$

(1)
See Note 9 to our audited financial statements and our unaudited interim condensed financial statements included elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2)
Pro forma basic and diluted net loss per share attributable to common stockholders has been prepared to give effect to adjustments to our capital structure arising in connection with the completion of this offering and is calculated by dividing pro forma net loss attributable to common stockholders by the pro forma weighted average common shares outstanding for the period. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders is equal to net loss attributable to common stockholders. The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share for the six months ended June 30, 2023 and year ended December 31, 2022 have been prepared to reflect the conversion of all of the outstanding shares of our preferred stock into an aggregate of           shares of our common stock as if the conversions had occurred at the beginning of the period, regardless of their issuance dates.
	As of June 30, 2023
	Actual	Pro Forma(1)	Pro Forma, As Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash	$597	$	$
Working capital(3)	(6,253)
Total assets	1,979
Convertible preferred stock	5,711
Total stockholders (deficit) equity	(11,987)

(1)
Gives effect to the conversion of all of the outstanding shares of our preferred stock into an aggregate of           shares of our common stock upon the closing of this offering.

(2)
Gives further effect to the sale of                 shares of common stock in this offering at an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting fees and commissions and estimated offering expenses payable by us. This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ equity by $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease the pro forma as adjusted amount of each of cash, working capital, total assets and stockholders’ equity by $       million, assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
We define working capital as current assets less current liabilities. See our unaudited interim condensed financial statements and related notes as of June 30, 2023 included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS
An investment in our common stock involves a high degree of risk. Before making an investment decision, you should give careful consideration to the following risk factors, in addition to the other information included in this prospectus, including our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in shares of our common stock. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and financial performance. The occurrence of any of these, or of any of the adverse developments described in the following risk factors could materially and adversely harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.
Risks Related to Our Financial Position, Limited Operating History and Need for Additional Capital
We have incurred significant operating losses since inception and anticipate that we will continue to incur significant operating losses for the foreseeable future and may never achieve or maintain profitability.
We have incurred significant operating losses since our inception, and we expect to continue to incur significant expenses and operating losses for the foreseeable future. Our net losses were $5.8 million and $3.6 million for the year ended December 31, 2022, and 2021, respectively, and $4.9 million and $2.6 million for the six months ended June 30, 2023 and 2022, respectively. We had an accumulated deficit of $12.7 million as of June 30, 2023. To date, our business has been primarily financed by InveniAI, LLC, or InveniAI or the Parent, in the form of net parent investment and through a line of credit, as well as net proceeds from the issuance of preferred stock, funds received from issuance of common stock, early exercise of stock options, SAFE financings and borrowings from our Chief Executive Officer. We have no products approved for commercialization and have never generated revenue from product sales.
Only one of our product candidates, INVA8001, has been sufficiently advanced by our licensor to be in a position to commence clinical trials, subject to clearance of our investigational new drug, or IND, applications by the U.S. Food and Drug Administration, or FDA, for atopic dermatitis, or AD, and indolent systemic mastocytosis, or ISM, and regulatory clearance to initiate clinical development for chronic urticaria, or CU. We have devoted substantially all of our financial resources and efforts to acquiring the rights to and the development of our product candidates, and we expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We expect that it could be several years, if ever, before we have a commercialized product and generate product sales. Our net losses may fluctuate significantly from quarter to quarter and from year to year. We anticipate that our expenses will increase substantially as we:
•
continue to advance the preclinical and clinical development of our current and future product candidates, including our planned clinical trials and manufacturing of INVA8001 and preclinical development of INVA8003, for currently planned and potential future indications;

•
pursue regulatory approval for any product candidates that successfully complete clinical trials;

•
seek to discover and develop additional product candidates, including through the acquisition or in-licensing of additional product candidates or technologies;

•
continue to develop, maintain, expand, and protect our intellectual property portfolio;

•
establish a commercialization infrastructure and scale up external manufacturing and distribution capabilities to commercialize any product candidates for which we may obtain regulatory approval;

•
adapt our regulatory compliance efforts to incorporate requirements applicable to marketed products;

•
hire additional clinical, manufacturing and manufacturing quality control, regulatory, scientific and administrative personnel;

•
add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts; and

•
incur additional legal, accounting, and other expenses as a public company.

To become and remain profitable, we must succeed in developing, obtaining regulatory approval for and eventually commercializing product candidates that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, obtaining regulatory approval, and manufacturing, marketing and selling any product candidates for which we may obtain regulatory approval, as well as discovering and developing additional product candidates or additional indications for existing product candidates. We are only in the preliminary stages of most of these activities and all of our product candidates are in development. We may never succeed in these activities and, even if we do, may never generate any revenue or revenue that is significant enough to achieve profitability.
Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and common stock and could impair our ability to raise capital, expand our business, maintain our development efforts, obtain product approvals, diversify our offerings or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.
Our recurring losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.
We have incurred significant operating losses since our inception and have never generated product revenue, and it is possible we will never generate product revenue or profit. Meaningful revenues will likely not be available until and unless any current or future product candidates are approved by the FDA, or comparable regulatory agencies in other countries and successfully marketed, either by us or a partner, an outcome which may not occur. Accordingly, we have concluded that substantial doubt exists regarding our ability to continue as a going concern. Our audited financial statements appearing at the end of this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. Our management has concluded, and in its report on our financial statements for the years ended December 31, 2022 and 2021, our independent registered public accounting firm included an explanatory paragraph due to our reliance on the support of our stockholders to fund our operations and lack of sufficient capital to fund operations for the next 12 months raising substantial doubt about our ability to continue as a going concern. Furthermore, even after giving effect to the proceeds from this offering, substantial doubt may continue to exist regarding our ability to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or a part of their investment. Further, the perception that we may be unable to continue as a going concern may impede our ability to pursue strategic opportunities or operate our business due to concerns regarding our ability to discharge our contractual obligations. In addition, if there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms, or at all.
We have a limited operating history and have never generated product revenues, which may make it difficult to evaluate the success of our business to date and to assess our future viability.
We are a clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects and base your investment decision. We historically operated as part of our parent, InveniAI, up to the date of our incorporation on October 20, 2021 and our results of operations from January 1, 2021 to October 20, 2021, which are included in the financial statements for the year ended December 31, 2021, have been carved out from the results of operations of InveniAI that were attributable to operations related to our product candidates, based on management estimates, assumptions and judgments about appropriate allocation. Accordingly, our financial statements for the year ended

December 31, 2021 included elsewhere in this prospectus and our historical results of operations, financial position, and cash flows for such period may not be indicative of what they would have been had we actually been an independent standalone entity throughout all of 2021, nor are they necessarily indicative of our future results of operations, financial position and cash flows.
Our operations to date have been largely focused on organizing and staffing our company, raising capital and acquiring the rights to, and advancing the clinical and preclinical development of, our product candidates. We have not yet demonstrated an ability to successfully complete clinical trials, obtain marketing approvals, manufacture products on a commercial scale or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. All preclinical and clinical development of INVA8001 to date has been conducted by our licensor. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing products.
We expect our financial condition and operating results to continue to fluctuate from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. We will need to eventually transition from a company with a research and development focus to a company capable of undertaking commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays, and may not be successful in such a transition.
Even if this offering is successful, we will need substantial additional funding, and if we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.
Our operations have consumed substantial amounts of cash since inception. Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. We expect to continue to incur significant and increasing expenses and operating losses for the foreseeable future as we initiate and conduct clinical trials of our current and potential future product candidates, advance our preclinical programs, seek marketing and regulatory approval for any product candidates that successfully complete clinical trials and commercialize our products, if approved. Because the outcome of any clinical trial or preclinical study is highly uncertain, we cannot reliably estimate the actual amount of financing necessary to successfully complete the development and commercialization of any of our product candidates.
In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for a number of years, if at all. If we obtain marketing approval for any product candidates that we develop or otherwise acquire, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. We also expect an increase in our expenses associated with creating additional infrastructure to support operations as a public company.
As of June 30, 2023, we had $0.6 million of cash on hand. We believe that the anticipated net proceeds from this offering, together with our existing cash, will be sufficient to fund our operating expenses and capital requirements         . This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. Changes may occur beyond our control that would cause us to consume our available capital before that time, including but not limited to changes in and progress of our development activities, acquisitions of additional product candidates, and changes in regulation. Our future capital requirements will depend on many factors, including:
•
the scope, progress, costs, timing and results of discovery, preclinical development, laboratory testing and clinical trials for INVA8001, INVA8003 and future product candidates, including any modifications to clinical development plans based on feedback we may receive from regulatory authorities;

•
the extent to which we develop, in-license or acquire other product candidates and technologies in our pipeline;

•
the costs and timing of process development and manufacturing scale-up activities associated with our product candidates and other programs as we advance them through preclinical and clinical development and, if approved, commercialization;

•
the number and development requirements of product candidates that we may pursue;

•
the timing and amount of the milestone, royalty or other payments we must make to Daiichi Sankyo Company, Limited, or Daiichi, from whom we have in-licensed INVA8001, or any future licensors;

•
the costs, timing and outcome of regulatory review of our product candidates;

•
our headcount growth and associated costs as we expand our research and development capabilities and establish a commercial infrastructure;

•
the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•
the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•
our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors (or patients’ willingness to pay out-of-pocket for any approved products in the absence of such coverage) and adequate market share and revenue for any approved products, if any;

•
the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval; and

•
the costs of operating as a public company.

We will require additional capital to achieve our business objectives. Additional funds may not be available on a timely basis, on favorable terms or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. Further, our ability to raise additional capital may be adversely impacted by potentially worsening global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from factors that include but are not limited to, inflation, the conflict between Russia and Ukraine, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, uncertainty about economic stability, and other factors. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult to obtain, more costly and more dilutive. If we are unable to raise sufficient additional capital, we could be forced to curtail our planned operations and the pursuit of our growth strategy, or even cease operations.
Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.
Until such time, if ever, as we can generate substantial revenue, we may finance our cash needs through a combination of equity offerings, government or private party grants, debt financings and license and collaboration agreements. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.
If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, intellectual property or product candidates, grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock or commit us to future payment streams. If we are unable to raise additional funds through equity or debt financings when needed or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, or on less favorable terms than we would otherwise choose.
Unfavorable global conditions could adversely affect our business, financial condition or results of operations.
Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including decades-high inflation and concerns of a recession in the United States or other major markets due to a number of factors. For example, the COVID-19 pandemic has caused extreme volatility and disruptions in the capital and credit markets. In addition, Russia’s invasion of Ukraine may lead to a prolonged, adverse impact on global economic, sociopolitical and market conditions. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our product candidates and impair our ability to raise additional capital when needed or on acceptable terms, if at all. A weak or declining economy, sanctions, trade restrictions and other global conditions could also strain our suppliers, possibly resulting in supply delays or disruption. While inflation in the United States has been relatively low in recent years, during 2021, 2022 and 2023 to date, the economy in the United States encountered a material level of inflation. The impact of COVID-19, geopolitical developments such as the Russia-Ukraine conflict, United States monetary policy and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue, how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business, financial condition, results of operations and prospects.
Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.
Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including:
•
the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our product candidates, which may change from time to time;

•
the timing and success or failure of preclinical studies or clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

•
coverage and reimbursement policies with respect to our product candidates, if approved, and potential future drugs that compete with our products;

•
expenditures that we may incur to acquire, develop or commercialize additional product candidates and technologies;

•
the level of demand for any approved products, which may vary significantly;

•
future accounting pronouncements or changes in our accounting policies;

•
the timing and amount of any milestone, royalty or other payments payable by us or due to us under any collaboration, licensing or other similar agreement; and

•
changes in general market and economic conditions.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.
Risks Related to the Discovery and Development of our Product Candidates
We are currently substantially dependent on the success of INVA8001, which is our lead product candidate. If we are unable to advance INVA8001 in clinical development, obtain regulatory approval and ultimately commercialize INVA8001 or experience significant delays in doing so, our business will be materially harmed.
We currently have only two product candidates, INVA8001, the intellectual property for which we have in-licensed from Daiichi and which we plan to progress into Phase 2b of clinical development for AD and into Phase 1b of clinical development for CU and ISM, and INVA8003, which is in the early stage of preclinical development. Our business presently depends substantially on our ability to successfully develop, obtain regulatory approval for and commercialize INVA8001 in a timely manner. This may make an investment in our company riskier than similar companies that have multiple product candidates in active development and may be able to better sustain the delay or failure of a lead product candidate. Our assumptions about INVA8001’s development potential are based entirely on the data generated from preclinical studies and clinical trials conducted by our licensor and our belief that INVA8001 will be shown to be effective if clinical trial design is changed in accordance with our plans. INVA8001 has previously failed to meet all endpoints in a Phase 2 clinical trial conducted by our licensor, and it may fail to do so in our planned clinical trials, as well, despite clinical trial redesign. We may also observe materially and adversely different safety results as we continue to conduct our clinical trials.
The success of INVA8001 will depend on several factors, including the following:
•
successful initiation and enrollment of clinical trials and completion of clinical trials with favorable results;

•
acceptance of regulatory submissions by the FDA or comparable foreign regulatory authorities for the conduct of preclinical studies and clinical trials of INVA8001 and our proposed design of planned preclinical studies and clinical trials of INVA8001;

•
the frequency and severity of adverse events in preclinical and clinical trials;

•
maintaining relationships with preclinical vendors to ensure successful completion of preclinical studies with favorable results, including toxicology and other studies designed to be compliant with good laboratory practices, or GLP;

•
maintaining and establishing relationships with contract research organizations, or CROs, and clinical sites for the clinical development of INVA8001, and ability of such CROs and clinical sites to comply with clinical trial protocols, current good clinical practices, or cGCPs, and other applicable requirements;

•
demonstrating the safety and efficacy of INVA8001 to the satisfaction of applicable regulatory authorities;

•
receipt and maintenance of marketing approvals from applicable regulatory authorities for initial and additional indications;

•
maintain relationships with our third-party manufacturers and their ability to comply with current good manufacturing practices, or cGMPs, as well as making arrangements with our third-party manufacturers for commercial manufacturing capabilities at a cost and scale sufficient to support commercialization;

•
establishing sales, marketing and distribution capabilities and launching commercial sales of INVA8001, if and when approved, whether alone or in collaboration with others;

•
obtaining, establishing, maintaining and enforcing patent and any potential trade secret protection or regulatory exclusivity for INVA8001;

•
maintaining an acceptable safety profile of INVA8001 following regulatory approval, if any;

•
maintaining and growing an organization of people who can develop and, if approved, commercialize, market and sell INVA8001; and

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acceptance of INVA8001 if approved, by patients, the medical community and third-party payors, for its approved indications.

If we are unable to develop, receive marketing approval for and successfully commercialize INVA8001, or if we experience delays as a result of any of the above factors or otherwise, our business would be significantly harmed.
We were not involved in the early development of INVA8001; therefore, we are dependent on third parties having accurately generated, collected, interpreted and reported data from certain preclinical and clinical trials for INVA8001. We may fail to demonstrate effectiveness of INVA8001 despite a different clinical trial design, and we may observe safety concerns with INVA8001 that have not been observed to date.
We had no involvement with or control over the preclinical and clinical development of INVA8001 to date. We have in-licensed the rights to research, develop and commercialize INVA8001 from Daiichi. We are dependent on preclinical study and clinical trial data developed by Daiichi and its licensees having conducted their research and development in accordance with the applicable protocols and legal, regulatory and scientific standards; having accurately reported the results of all preclinical studies and clinical trials conducted with respect to such product candidates; and having correctly collected and interpreted the data from these trials, particularly because our planned trial design and our expectations about the efficacy and safety of INVA8001 are based on our analysis of this data. If these activities were not compliant, accurate or correct, the clinical development, regulatory approval or commercialization of INVA8001 will be adversely affected.
Results of the various preclinical studies and clinical trials by Daiichi and its licensees have been shared with the FDA, as required, and we expect that this data will be included, as necessary, in any application we may submit for regulatory approval of INVA8001. However, the data we produce in our own clinical trials of INVA8001 will ultimately form the basis of any application for regulatory approval of INVA8001 that we may submit. Daiichi failed to demonstrate efficacy of INVA8001 in its Phase 2 clinical trial for AD. We do not know how INVA8001 will perform in our planned Phase 2b clinical trial and any future clinical trials, as a result of differences in design from the clinical trials conducted to date by Daiichi or other third parties. The differences in our planned Phase 2b clinical trial include, among other things: different doses and dosing regimen, enrollment of patients with moderate to severe AD, longer duration of the clinical trial and collection of biomarker data in addition to Eczema Area and Severity Index, or EASI, and Investigator’s Global Assessment, or IGA, Scores. It is possible that we may not be able to establish efficacy of INVA8001 relative to placebo in our planned Phase 2b trial, despite a different trial design. Also, it is possible that the increased dose, more frequent dosing regimen, longer trial duration and other aspects of our planned Phase 2b clinical trial will be associated with more serious or frequent adverse events. Any of the foregoing could require us to conduct additional trials or otherwise change our clinical development plan. Ultimately, the risk-benefit profile of INVA8001 may be unacceptable, in AD or any other indication.
We have had limited interactions with the FDA and other comparable foreign regulatory authorities to date and cannot be certain how many clinical trials of INVA8001 will be required to support marketing approval or how such trials would need to be designed. Further, the FDA or comparable foreign regulatory authorities may not view the data from our planned Phase 2b clinical trial, as well as the results of clinical trials conducted by Daiichi and other third parties that we include, as required, with any application we may submit for regulatory approval, as sufficient to support the regulatory approval of INVA8001 for the treatment of AD or for other indications. For example, the FDA or comparable foreign regulatory authorities may disagree with the adequacy of our trial designs, including as a result of the differences between our designs and those of Daiichi’s clinical trials discussed above. The FDA may also require us to conduct additional nonclinical studies or clinical trials. As a result, we could be required to conduct additional nonclinical studies and clinical trials prior to seeking and obtaining regulatory approval and our planned development timeline, capital requirements and costs of operation could materially change.
We are early in our development efforts. If we are unable to successfully develop, receive regulatory approval for and commercialize our product candidates for their initial indications or any other indications or successfully develop any other product candidates or experience significant delays in doing so, our business will be substantially harmed.
We are very early in our development efforts. Each of our product candidates will require additional preclinical and/or clinical development, regulatory approval, obtaining manufacturing supply, capacity and expertise, building a commercial organization or successfully outsourcing commercialization, substantial investment and significant marketing efforts before we generate any revenue from product sales. Our assumptions about INVA8001’s development potential are based entirely on the data generated from preclinical studies and clinical trials conducted by our licensor and our belief that INVA8001 will be shown to be effective if clinical development design is changed in accordance with our plans. However, INVA8001 has previously failed to meet all endpoints in a Phase 2 clinical trial for AD conducted by our licensor, and it may fail to do so in our planned clinical trials, as well. We may also observe materially and adversely different safety results as we continue to conduct our clinical trials. Neither we nor our licensor conducted any preclinical or clinical trials of INVA8001 in any of our planned indications except AD. Due to material differences in human and animal chymase, it is not possible to test the effectiveness of INVA8001 for any indication in animal models. No animal model efficacy data is available for INVA8001 in AD, and we would not be able to obtain such data for any other indications of INVA8001. Accordingly, we would be required to undertake significant expenses to commence testing INVA8001 in humans without any evidence of its efficacy in a particular indication, which makes our development process more expensive and less certain.
Furthermore, we have no preclinical data with respect to toxicology of INVA8003, and no preclinical or clinical data with respect to its efficacy or safety. No other product candidate targeting inflammasomes has been successfully developed to date, and the INVA8003 mechanism of action has not been validated.
The foregoing makes our ability to successfully and timely complete development of our product candidates and obtain regulatory approval for them less certain. Failure to do so would have a material adverse effect on our business, financial condition, results of operations and prospects.
We do not have any products that are approved for commercial sale, and we may never be able to develop or commercialize marketable products.
Our ability to generate revenue from our product candidates, which we do not expect will occur for the foreseeable future, if ever, will depend heavily on the successful development, regulatory approval and eventual commercialization of our product candidates. The success of INVA8001, INVA8003 or any other product candidates that we develop or acquire will depend on several factors, including:
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timely and successful initiation, enrolment and completion of preclinical studies and clinical trials with favorable safety and efficacy results;

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sufficiency of our financial and other resources to initiate and complete the necessary preclinical studies and clinical trials;

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acceptance of INDs by the FDA, or comparable foreign applications that allow commencement of our planned or future clinical trials for our product candidates;

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establishing and maintaining relationships with CROs and clinical sites for the clinical development of our product candidates, and the ability of such CROs and clinical sites to comply with clinical trial protocols, cGCPs and other applicable requirements;

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successful development of, or making arrangements with third-party manufacturers for, our commercial manufacturing processes for any of our product candidates that receive regulatory approval and successfully manufacturing such product candidates on a commercial scale and in compliance with our specifications and cGMPs;

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timely receipt of marketing approvals from applicable regulatory authorities;

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timely and successfully establishing sales, marketing and distribution capabilities and launching commercial sales of products, if approved, whether alone or in collaboration with others;

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acceptance of our products, if approved, by patients, the medical community and third-party payors, for their approved indications;

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the prevalence and severity of adverse events experienced with INVA8001, INVA8003 or any future product candidates;

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the availability, perceived advantages, cost, safety and efficacy of alternative therapies for any product candidate that we develop, and any indications for such product candidate;

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obtaining and maintaining patent, trademark and trade secret protection and regulatory exclusivity for our current or future product candidates and otherwise protecting our rights in our intellectual property portfolio, in the United States and internationally;

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maintaining compliance with regulatory requirements, including cGMPs, and complying effectively with other procedures;

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maintaining a continued acceptable safety, tolerability and efficacy profile of products following approval; and

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maintaining and growing an organization of people who can develop and, if approved, commercialize, market and sell INVA8001, INVA8003 and any future product candidates and products.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize the product candidates we develop, which would materially harm our business. If we do not receive marketing approvals for INVA8001, INVA8003 or any future product candidate we develop or if we experience delays in such approvals, we may not be able to continue our operations.
Further, conducting clinical trials in foreign countries, as we may do for our current or future product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, failure to properly translate or interpret patient-reported outcome endpoints, managing additional administrative burdens associated with foreign regulatory schemes as well as political and economic risks relevant to such foreign countries.
The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If we are not able to obtain required regulatory approval for our product candidates, our business will be substantially harmed.
The time required to obtain approval or other marketing authorizations by the FDA and comparable foreign authorities is unpredictable, and it typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, and the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. INVA8001 and INVA8003 are our only product candidates, and INVA8001 is our only product candidate that is positioned to commence clinical development, subject to FDA clearance of IND applications for AD and ISM and regulatory clearance to initiate clinical development for CU, and INVA8003 is our only other product candidate. We have not obtained regulatory approval for any product candidate, and it is possible that we may never obtain regulatory approval for INVA8001, INVA8003 or any product candidates we may seek to develop in the future. Neither we nor any current or future collaborator is permitted to market any drug product candidates in the United States until we receive regulatory approval of a new drug application, or NDA, from the FDA.

Prior to obtaining approval to commercialize any drug product candidate in the United States or abroad, we must demonstrate with substantial evidence from well-controlled clinical trials, to the satisfaction of the FDA or comparable foreign regulatory agencies that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. The FDA may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or after approval, or it may object to elements of our clinical development programs.
Of the large number of products in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval and marketing authorization process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval and marketing authorization to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.
We have invested a significant portion of our time and financial resources in the development of our product candidates, including INVA8001 and INVA8003. Our business is dependent on our ability to successfully complete preclinical and clinical development of, obtain regulatory approval for, and, if approved, successfully commercialize INVA8001, INVA8003 and any future product candidates in a timely manner.
Even if we eventually complete clinical testing and receive approval of a NDA or foreign marketing application for INVA8001, INVA8003 or any future product candidates, the FDA or the applicable foreign regulatory agency may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-marketing clinical trials. The FDA or the applicable foreign regulatory agency also may approve or authorize for marketing a product candidate for a more limited indication or patient population than we originally request, and the FDA or applicable foreign regulatory agency may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval or other marketing authorization, or failure to obtain our desired product label, would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.
In addition, the FDA and other regulatory authorities may change their policies, issue additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval of our future product candidates under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained. Further, macroeconomic and other global conditions, such as the COVID-19 pandemic, have impacted and could in the future impact the ability of the FDA and other regulatory authorities to provide any required approvals or marketing authorizations for our product candidates or result in the delay of such approvals or authorizations.
Preclinical and clinical product development involves a lengthy and expensive process, with an uncertain outcome.
Our assumptions about INVA8001’s development potential are based entirely on the data generated from preclinical studies and clinical trials conducted by our licensor and our belief that INVA8001 will be shown to be effective if the design of clinical trials are changed in accordance with our plans. However, INVA8001 has previously failed to meet all endpoints in a Phase 2 clinical trial in AD conducted by our licensor, and it may fail to do so in our planned clinical trials, as well, despite a redesign of the clinical trial. We may also observe materially and adversely different safety results as we continue to conduct our clinical trials. In order to obtain FDA approval to market a new drug product we must demonstrate proof of safety and efficacy in humans. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities, including the FDA, for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety, potency and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing or at any time during the trial process. The outcome of preclinical testing and early clinical trials may not be predictive of the results of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. The historical failure rate for product candidates in our industry is high, particularly in the earlier stages of development. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.
We have not completed all clinical trials required for the approval of any of our product candidates. We cannot assure you that any preclinical study or clinical trial that we are conducting, or may conduct in the future will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates.
We may incur additional costs and experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.
We may incur additional costs and experience delays in ongoing clinical trials for our product candidates, and we do not know whether future clinical trials, if any, will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. We may experience numerous unforeseen events during or as a result of clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:
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regulators or institutional review boards not authorizing us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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experiencing delays in reaching, or failing to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites or prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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clinical trials of our product candidates producing negative or inconclusive results, including failure to demonstrate statistical significance, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

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failing to demonstrate statistical significance in early stage or Phase 2 clinical trials of our product candidates, which may impact the timing and design of late stage clinical trials for such product candidates, or failing to demonstrate statistical significance in late stage trials despite promising early stage results;

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the number of patients required for clinical trials of our product candidates being larger than we anticipate, enrollment in these clinical trials being slower than we anticipate or participants dropping out of these clinical trials or failing to return for post-treatment follow-up at a higher rate than we anticipate;

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our product candidates having undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials;

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our third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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regulators or institutional review boards requiring that we or our investigators suspend or terminate clinical development for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

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the cost of clinical trials of our product candidates being greater than we anticipate; and

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the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates being insufficient or inadequate.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the approval and commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues.
If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not favorable or if there are safety concerns, we may, among other things:
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be delayed in obtaining marketing approval for our product candidates;

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not obtain marketing approval at all;

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obtain approval for indications or patient populations that are not as broad as intended or desired;

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obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

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be subject to additional post-marketing testing requirements; or

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have the product removed from the market after obtaining marketing approval.

We have not yet completed testing of any product candidate in clinical trials. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials.
Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Preclinical tests and Phase 1b and Phase 2b clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and dosing schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. This is particularly the case with respect to INVA8001 because our planned clinical trials will be designed with significant differences relative to those conducted by Daiichi to date. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials, whether conducted by us or third parties, particularly because, with respect to INVA8001, we anticipate significantly changing trial design for future clinical trials, and with respect to INVA8003, we are targeting a novel target that has not yet been tested in clinical trials. Further, INVA8003 may fail to show the desired safety and efficacy in the treatment of chronic symptoms despite positive results in the treatment of acute symptoms.
Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Such setbacks have occurred and may occur for many reasons, including: clinical sites and investigators may deviate from clinical trial protocols, whether due to lack of training or otherwise, and we may fail to detect any such deviations in a timely manner; patients may fail to adhere to any required clinical trial procedures, including any requirements for post-treatment follow-up; our product candidates may fail to demonstrate effectiveness or safety in certain patient subpopulations or at all; or our clinical trials may not adequately represent the patient populations we intend to treat, whether due to limitations in our trial designs or otherwise. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.
Interim, topline and preliminary results from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publish interim, top-line or preliminary results from our preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data. We also make assumptions, estimations, calculations and conclusions as part of our preliminary analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top-line results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between interim, top-line or preliminary data and final data could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and investors or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, topline or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.
As an organization, we are preparing to conduct our first Phase 1b and 2b clinical trials and have never conducted any clinical trials, and we may be unable to do so for any product candidates we may develop.
We will need to successfully complete pivotal clinical trials in order to obtain the approval of the FDA, European Medicines Agency, or the EMA, or other regulatory agencies to market INVA8001, INVA8003 or any future product candidate. Carrying out pivotal clinical trials is a complicated process. As an organization, we are preparing to conduct our first Phase 1b and 2b clinical trials and have not previously conducted any clinical trials, including later stage or pivotal ones. In order to do so, we will need to expand our clinical development and regulatory capabilities, and we may be unable to recruit and train, and subsequently retain, qualified personnel. We also expect to continue to rely on third parties to conduct our pivotal clinical trials. See “—Risks Related to our Dependence on Third Parties—We intend to rely on third parties to conduct a significant portion of our planned clinical trials and potential future clinical trials for product candidates, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.” Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to a successful and timely NDA submission and approval of INVA8001, INVA8003 or future product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our product candidates.
Our preclinical studies and clinical trials may fail to demonstrate the safety and efficacy of our product candidates, or serious adverse or unacceptable side effects may be identified during the development of our product candidates, which could prevent or delay regulatory approval and commercialization, increase our costs or necessitate the abandonment or limitation of the development of some of our product candidates.
Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are safe and effective for use in each target indication, and failures can occur at any stage of testing. Clinical trials often fail to demonstrate safety or efficacy of the product candidate studied for the target indication.
If our product candidates are associated with adverse side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses in which the side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The FDA or other comparable foreign regulatory authority or an institutional review board may also require that we suspend, discontinue or limit our clinical trials based on safety information, or that we conduct additional animal or human studies regarding the safety and efficacy of our product candidates, which we have not planned or anticipated. Such findings could further result in regulatory authorities failing to provide marketing authorization for our product candidates or limiting the scope of the indication, if approved. Many product candidates that initially showed promise in early-stage testing have later been found to cause adverse side effects that prevented further development of the product candidate. We may observe different, more serious or more frequent adverse events in planned clinical trials of INVA8001 than was observed by Daiichi in preclinical studies and clinical trials to date because we plan to re-design future clinical trials, including by testing higher and more frequent doses over a longer trial duration.
Additionally, if one or more of our product candidates receives marketing approval, and we or others subsequently identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:
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regulatory authorities may withdraw, suspend or limit approvals of such product or seek an injunction against its manufacture or distribution;

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we may be required to recall a product;

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regulatory authorities may require additional warnings on the labels, such as a “black box” warning or a contraindication;

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we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

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we may be required to change the way a product is distributed or administered, conduct additional clinical trials or change the labeling of a product or be required to conduct additional post-marketing studies or surveillance;

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we could be sued and held liable for harm caused to patients;

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sales of the product may decrease significantly or the product could become less competitive;

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we may not be able to achieve or maintain third-party payor coverage and adequate reimbursement; and

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our reputation and physician or patient acceptance of our products may suffer.

There can be no assurance that we will resolve any issues related to any product-related adverse events to the satisfaction of the FDA or comparable foreign regulatory agency in a timely manner or at all. Moreover, any of these events could prevent us from achieving or maintaining market acceptance of a particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.
If we experience delays or difficulties in the enrollment and/or retention of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.
Successful and timely completion of clinical trials will require that we identify and enroll a sufficient number of patients. Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population and competition for patients with other trials. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or foreign regulatory authorities, or if a large number of patients withdraw. We cannot predict how successful we will be at enrolling subjects in future clinical trials. Subject enrollment is affected by other factors including:
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the eligibility criteria for the trial in question;

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the size of the patient population and process for identifying patients;

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the actual and perceived risks and benefits of the product candidate in the trial;

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the design of the trial;

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the ability to obtain and maintain informed consent;

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our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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the availability of competing commercially available therapies and other competing candidates’ clinical trials;

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the willingness of patients to be enrolled in our clinical trials;

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the success of efforts to facilitate timely enrollment in clinical trials;

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the patient referral practices of physicians;

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the ability to monitor patients adequately during and after treatment; and

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the proximity and availability of clinical trial sites to prospective patients.

Our inability to enroll a sufficient number of patients for clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in these clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. Furthermore, we expect to rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and we will have limited influence over their performance.
Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials. We cannot assure you that our assumptions used in determining expected clinical trial timelines are correct or that we will not experience delays or difficulties in enrollment, or be required by the FDA or other regulatory authority to increase our enrollment, which would result in the delay of completion of such trials beyond our expected timelines.
The results of clinical trials conducted at clinical trial sites outside the United States might not be accepted by the FDA, and data developed outside of a foreign jurisdiction similarly might not be accepted by such foreign regulatory authority.
We may conduct additional clinical trials outside the United States. Although the FDA, EMA or comparable foreign regulatory authorities may accept data from clinical trials conducted outside the relevant jurisdiction, acceptance of these data is subject to certain conditions, if at all. For example, the FDA requires that the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles such as institutional review board or ethics committee approval and informed consent, the trial population must adequately represent the U.S. population and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Further, the FDA may consider an on-site inspection to be necessary in which case they must be able to validate the data through such an inspection or other appropriate means. In addition, while these clinical trials are subject to the applicable local laws, acceptance of the data by the FDA will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the United States as adequate support of a marketing application. Similarly, any data submitted to foreign regulatory authorities may not adhere to their standards and requirements for clinical trials and there can be no assurance a comparable foreign regulatory authority would accept data from trials conducted outside of its jurisdiction.
If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted, which may increase costs or time required to complete the clinical trial.
Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with:
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additional foreign regulatory requirements;

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foreign exchange fluctuations;

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compliance with foreign manufacturing, customs, shipment and storage requirements;

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inconsistent standards for reporting and evaluating clinical data and adverse events;

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any pandemic or public health concerns;

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diminished protection of intellectual property in some countries; and

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political instability, civil unrest, war or similar events that may jeopardize our ability to commence, conduct or complete a clinical trial and evaluate resulting data.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.
As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and product characteristics. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenue.
We will be reliant on a non-exclusive license from InveniAI to use InveniAI’s AlphaMeld Platform to monitor our target association network and increase our pipeline of product candidates. If we fail to obtain this license or if this license is terminated, this could delay, prevent or impair our discovery and development of future product candidates.
We intend to enter into a license agreement with InveniAI, or the AlphaMeld License Agreement, pursuant to which we expect to obtain a non-exclusive license for the use of InveniAI’s AlphaMeld Platform. If we are unable to successfully enter into the AlphaMeld License Agreement or if it is terminated, we would lose our rights to use the AI technology we are reliant on to monitor our target association network and discover and develop our product candidate pipeline, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, because our license to use the AlphaMeld Platform is expected to be non-exclusive, InveniAI may choose to also license it to our competitors, some of whom have greater financial and other resources than we do, limiting or eliminating any product candidate identification advantage that we may have through the use of the AlphaMeld Platform.
We may not be successful in our efforts to increase our pipeline of product candidates by pursuing additional indications for our current product candidates or by in-licensing or acquiring additional product candidates for other diseases.
A key element of our strategy is to build and expand our pipeline of product candidates through our use of InveniAI’s AlphaMeld Platform. Our use of the AI technology underlying the AlphaMeld Platform has not yet been validated and no product candidates identified by the AlphaMeld Platform have yet been successfully developed and approved by the FDA or any comparable regulatory authorities. We cannot assure you that our approach will work, nor that any of these potential targets or other aspects of our platform will yield product candidates that could enter clinical development and, ultimately, be commercially valuable. The success of the AlphaMeld Platform in identifying viable product candidates that could enter clinical development and ultimately be commercially valuable depends on a number of factors, some of which are beyond our control, including the integrity, volume and continued access to data and our team’s ability to identify and appropriately test relevant hypotheses and identify the most promising product candidates. Even if we identify promising potential product candidates using AI or otherwise, our in-licensing or development efforts may be unsuccessful, in which case we may not be able to advance our drug discovery capabilities as quickly as we expect or expand our product pipeline as quickly as we desire.
Even if we successfully identify and develop or in-license additional product candidates, the potential product candidates that we identify, in-license or acquire may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and/or achieve market acceptance. The development, approval and commercialization of such product candidates will be subject to the risks and uncertainties associated with drug development and sales, including those described herein.
In addition, the technology used by the AlphaMeld Platform is only protected as a trade secret, which affords only limited protection, and competitors, some of whom have greater financial and other resources than we do, may gain access to the AI technology we use or develop similar or better technologies, limiting or eliminating any product candidate identification advantage that we may have through the use of the AlphaMeld Platform.
We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Because we have limited financial and management resources, we focus on development programs and product candidates that we identify for specific indications. We are currently primarily focused on the development of INVA8001 and INVA8003 for certain indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications for INVA8001 and INVA8003 that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.
Risks Related to the Commercialization of Our Product Candidates
Even if any of our product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.
If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community, which will significantly drive commercial success. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant revenue and we may not become profitable. Our efforts to educate the medical community and third-party payors regarding the benefits of any approved products, may require significant resources and we may never be successful.
The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:
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the demonstrated efficacy, safety and potential advantages compared to alternative treatments;

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the indications for which our product candidates are approved;

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the timing of market introduction of the product candidate as well as competitive products;

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our ability to offer our products at competitive prices;

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the convenience and ease of administration compared to alternative treatments;

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product labeling or product insert requirements of the FDA or foreign regulatory authorities, including any limitations or warnings contained in a product’s approved labeling, including any black box warning;

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the availability of the approved product candidate for use as a combination therapy;

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the willingness of the target patient population to try our new treatments and of physicians to prescribe these treatments;

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our ability to hire and retain a sales force;

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the strength of marketing and distribution support;

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the availability of third-party coverage and adequate reimbursement for INVA8001, INVA8003 and any other product candidates, once approved;

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the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with our products in the absence of sufficient third-party coverage and adequate reimbursement;

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the prevalence and severity of any side effects;

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any restrictions on the use of our products together with other medications, and

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potential product liability claims and unfavorable publicity related to the product.

If we are unable to establish sales, marketing and distribution capabilities for INVA8001, INVA8003 or any other product candidate that may receive regulatory approval, we may not be successful in commercializing those product candidates if and when they are approved.
We do not have sales, marketing or distribution infrastructure and have no experience as a company in commercializing products. To achieve commercial success for INVA8001, INVA8003 or any other product candidate for which we may obtain marketing approval, we will need to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets. In the future, for some products candidates and indications, we may choose to build a focused sales and marketing infrastructure to market in the United States, if and when they are approved. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
There are significant risks involved in the building and managing of a sales organization. Factors that may inhibit our efforts to market our products on our own include:
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our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

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our inability to generate sufficient sales leads;

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the inability of sales personnel to obtain access to physicians in order to educate physicians about our product candidates, once approved;

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the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

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unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities and are forced to enter into arrangements with, and rely on, third parties to perform these services, our revenue and our profitability, if any, are likely to be lower than if we had developed such capabilities ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.
We face substantial competition, which may result in a smaller than expected commercial opportunity and/or others discovering, developing or commercializing products before or more successfully than we do.
The biotechnology and pharmaceutical industries, and particularly the market for the treatment of IMIDs, are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. We face competition with respect to our current product candidates and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from many different sources, including major pharmaceutical and biotechnology companies, academic institutions, governmental agencies, consortiums and public and private research institutions.
We are aware of several companies with product candidates in development for the treatment of AD that would compete with INVA8001. In particular, we expect to compete in the moderate to severe segment with (i) approved treatments that target JAK1 and/or JAK2, including abrocitinib, marketed as CIBINQO by Pfizer and upadacitinib, marketed as RINVOQ by AbbVie and (ii) approved biologic treatments such as monoclonal antibodies, including dupilumab, marketed by Regeneron Pharmaceuticals, Inc., and Sanofi S.A. as Dupixent and tralokinumab-ldrm, marketed as ADBRY by LEO Pharmaceuticals. For CU, we are aware of several companies with product candidates in development for the treatment of patients that would complete with INVA8001. In particular, we expect to compete with omalizumab, marketed as XOLAIR by Novartis and Genentech. For ISM, we are aware of several large pharmaceutical and biotechnology companies with product candidates in development, including Blueprint Medicines, AB Science and Cogent Biosciences.
In addition, our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer or more effective, have fewer or less severe side effects, are more convenient or are less expensive than INVA8001, INVA8003 or any other product candidate that we may develop. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for our product candidates, which could result in our competitors establishing a strong market position before we are able to enter the market. Competing products could present superior treatment alternatives and could render our product candidates obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates.
Many of the companies against which we are competing, or against which we may compete in the future, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or that may be necessary for, our programs. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.
The success of INVA8001, INVA8003 or any future product candidate, will depend significantly on coverage and adequate reimbursement or the willingness of patients to pay for these products.
We believe our success depends on obtaining and maintaining coverage and adequate reimbursement for INVA8001 and INVA8003 for the approved indications, and the extent to which patients will be willing to pay out-of-pocket for such product candidates, if approved, in the absence of reimbursement for all or part of the cost. Accordingly, we will need to establish a coverage and reimbursement strategy for any approved product candidate.
Additionally, in the United States, there is no uniform policy of coverage and reimbursement among third-party payors. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a payor-by-payor basis. One payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage, and adequate reimbursement. Third-party payors determine which products they will cover and establish reimbursement levels. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. Even if a third-party payor covers a particular product, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that a product is safe, effective and medically necessary; appropriate for the specific patient; cost-effective; supported by peer-reviewed medical journals; included in clinical practice guidelines; and neither cosmetic, experimental nor investigational.
Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, our product candidates may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be.
In addition, if we participate in the Medicaid Drug Rebate Program or other governmental pricing programs, in certain circumstances, our products would be subject to ceiling prices set by such programs, which could reduce the revenue we may generate from any such products. Participation in such programs would also expose us to the risk of significant civil monetary penalties, sanctions and fines should we be found to be in violation of any applicable obligations thereunder.
Foreign governments also have their own healthcare reimbursement systems, which vary significantly by country and region, and we cannot be sure that coverage and adequate reimbursement will be made available with respect to the treatments in which our products are used under any foreign reimbursement system. Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products candidates, if approved in these jurisdictions. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside the United States, if we enter any, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.
Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. We expect to experience pricing pressures in connection with the sale of any of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, and prescription drugs, surgical procedures and other treatments in particular, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.
There can be no assurance that INVA8001, INVA8003 or any other product candidate, if approved for sale in the United States or in other countries, will be considered medically reasonable and necessary, that it will be considered cost-effective by third-party payors, that coverage or an adequate level of reimbursement will be available or that reimbursement policies and practices in the United States and in foreign countries where our products are sold will not adversely affect our ability to sell our product candidates profitably.
The market for INVA8001, INVA8003 or any other product candidates may be smaller than we expect.
Our estimates of the potential market opportunity for INVA8001, INVA8003 or any other product candidates include several key assumptions, based on our industry knowledge, industry publications and third-party research reports. These assumptions include the number of patients who have the IMIDs we intend to target, as well as the estimated reimbursement levels for each product candidate, if approved. While we believe our assumptions and the data underlying our estimates are reasonable, we have not independently verified the accuracy of the third-party data on which we have based our assumptions and estimates, and these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, including as a result of factors outside our control, thereby reducing the predictive accuracy of these underlying factors. Further, new studies may change the estimated incidence or prevalence of these diseases, and the potentially addressable patient population for our product candidates may not ultimately be amenable to treatment with our product candidates. If the actual market for INVA8001, INVA8003 or for any other product candidates we may develop is smaller than we expect, our revenues, if any, may be limited and it may be more difficult for us to achieve or maintain profitability.
Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.
We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop, especially if our products are prescribed for off-label uses (even if we do not promote such uses). For example, we may be sued if our product candidates allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product candidate, negligence, strict liability and a breach of warranties. Claims may be brought against us by clinical trial participants, patients or others using, administering or selling products that may be approved in the future. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
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decreased demand for any product candidates that we may develop;

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injury to our reputation and significant negative media attention;

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withdrawal of clinical trial participants;

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significant costs to defend the related litigation;

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substantial monetary awards paid to trial participants or patients;

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product recalls, withdrawals or labeling, marketing or promotional restrictions;

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loss of revenue;

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reduced resources of our management to pursue our business strategy;

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the inability to commercialize any products that we may develop; and

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a decline in our stock price.

Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.
Off-label use or misuse of our products may harm our reputation in the marketplace or result in injuries that lead to costly product liability suits.
If our product candidates are approved by the FDA, we may only promote or market our product candidates for their specifically approved indications. We will train our marketing and sales force against promoting our product candidates for uses outside of the approved indications for use, known as “off-label uses,” but there can be no assurance that our training efforts will be successful. We cannot, in addition, prevent a physician from using our products off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. Furthermore, the use of our products for indications other than those approved by the FDA may not effectively treat such conditions. Any such off-label use of our products could harm our reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use our products for uses for which they are not approved, which could lead to product liability claims that might require significant financial and management resources and that could harm our reputation.
Further, if we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The government has also required companies to enter into consent decrees or imposed permanent injunctions under which specified promotional conduct is changed or curtailed.
Risks Related to Our Dependence on Third Parties
We heavily rely on the exclusive license from Daiichi to provide us with intellectual property rights to develop and commercialize INVA8001. If this license is terminated, we would lose our rights to develop and commercialize INVA8001.
Pursuant to the license agreement between InveniAI with Daiichi, as novated to us, or the Daiichi Agreement, we have, among other things, secured an exclusive, royalty-bearing license from Daiichi for certain intellectual property and know-how relating to INVA8001 to commercialize INVA8001 for human uses. We and Daiichi may terminate the Daiichi Agreement in the case of the other party’s insolvency, or upon prior written notice within a specified time period for the other party’s material uncured breach, such as failure to make timely milestone or royalty payments. If the Daiichi Agreement is terminated, we would lose our rights to develop and commercialize INVA8001, which in turn would have a material adverse effect on our business, financial condition, results of operations and prospects, including, but not limited to, cessation of our operations to the extent we are unable to develop other product candidates at the time of such termination.
We intend to rely on third parties to conduct a significant portion of our planned clinical trials and potential future clinical trials for product candidates, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.
We intend to engage CROs to conduct our planned clinical trials of INVA8001 and INVA8003 and similarly expect to engage CROs for future clinical trials for INVA8001, INVA8003 or other product candidates that we may progress to clinical development. We expect to continue to rely on third parties, including clinical data management organizations, medical institutions and clinical investigators, to conduct those clinical trials. Any of these third parties may terminate their engagements with us, some in the event of an uncured material breach and some at any time for convenience. If any of our relationships with these third parties terminate, we may not be able to timely enter into arrangements with alternative third parties or to do so on commercially reasonable terms, if at all. Switching or adding CROs involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. There can be no assurance that we will not encounter challenges or delays in our CRO relationships in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.
In addition, any third parties conducting our clinical trials will not be our employees, and except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our clinical programs. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Consequently, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase substantially and our ability to generate revenue could be delayed significantly. In addition, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other development activities that could harm our competitive position.
We rely on these parties for execution of our preclinical studies and clinical trials, and generally do not control their activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. If we or any of our CROs or other third parties, including trial sites, fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP conditions. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.
In addition, anticipated principal investigators for our clinical trials have served and will continue to serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the data obtained in the trial. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of INVA8001, INVA8003 or any other product candidates.
We also expect to rely on other third parties to store and distribute product supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential revenue.
We contract with third parties for the manufacture of INVA8001 and INVA8003 for clinical drug supply and expect to continue to do so for commercialization if approved. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.
We do not have any cGMP manufacturing facilities and have no plans to develop our own clinical or commercial-scale manufacturing capabilities. We currently rely, and expect to continue to rely, on third parties for the cGMP manufacture of INVA8001, INVA8003 and any other product candidates that we may pursue and related raw materials for clinical development. Any significant delay, including any delays as a result of the COVID-19 pandemic, in the supply of a product candidate or raw material components for an ongoing clinical trial due to the need to replace a third-party CMO could considerably delay the completion of our clinical trials.
We also expect to rely on third-party manufacturers or third-party collaborators for the manufacture of commercial supply of INVA8001, INVA8003 and any other product candidates for which we obtain marketing approval. The facilities used by our CMOs to manufacture our product candidates must be inspected by the FDA or other regulatory authorities after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. We do not have control over a supplier’s or manufacturer’s compliance with laws, regulations and applicable cGMP standards or similar regulatory requirements and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, we may be unable to obtain regulatory approval of our marketing applications. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.
We may be unable to enter into any agreements with future third-party manufacturers or to do so on acceptable terms, which increases the risk of failing to timely obtain sufficient quantities of our product candidates, or obtain them at an acceptable cost. Even if we enter into such agreements, qualifying and validating such manufacturers may take a significant period of time and reliance on third-party manufacturers entails additional risks, including, but not limited to:
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reliance on the third party for regulatory compliance and quality assurance;

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the possible breach of the manufacturing agreement by the third party;

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failure to manufacture our product according to our specifications;

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the incurrence of upfront scale-up costs prior to commercial approval;

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the possible misappropriation of our proprietary information, including our trade secrets and know-how;

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the failure to obtain, in sufficient quantities or at all, and possible increase in costs for, the raw materials for our product candidates; and

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the possible termination or nonrenewal of any agreement by any third party at a time that is costly or inconvenient for us.

Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supply of our products.
Our product candidates, and any drugs that we may develop, may compete with other product candidates and drugs for access to manufacturing facilities. The performance of our third-party manufacturers may also be interrupted by production shortages or other supply interruptions resulting from pandemics (including COVID-19), epidemics, natural disasters or extreme weather, infrastructure failures, labor disruptions or other factors. There are no assurances we would be able to enter into similar commercial arrangements with other manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us in a timely manner. Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. In addition, our current and anticipated dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.
We may seek collaborations, license agreements and other similar arrangements with third parties for the development or commercialization of our product candidates. If those arrangements are not successful, we may not be able to capitalize on the market potential of these product candidates.
We may seek third-party collaborators, joint ventures, license agreements and other similar arrangements for the development and commercialization of our product candidates, including for the commercialization of any of our product candidates that are approved for marketing outside the United States. Our likely collaborators for any such arrangements include regional and national pharmaceutical companies and biotechnology companies. If we enter into any such additional arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenue from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We cannot be certain that, following a collaboration, license or strategic transaction, we will achieve an economic benefit that justifies such transaction.
Collaborations involving our product candidates would pose the following risks to us:
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collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

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collaborators may not perform their obligations as expected, or at all;

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we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

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collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or drugs, which may cause collaborators to cease to devote less resources to the commercialization of our product candidates;

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a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such products;

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a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws, resulting in civil or criminal proceedings;

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collaborators may not provide us with timely and accurate information regarding development, regulatory or commercialization status or results, which could adversely impact our ability to manage our own development efforts, accurately forecast financial results or provide timely information to our stockholders regarding our product candidates;

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we may be required to invest resources and attention into such collaborations, which could distract from other business objectives;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend our or their intellectual property rights or may use our or their proprietary information in such a way as to invite litigation that could jeopardize or invalidate such intellectual property or proprietary information or expose us to potential litigation;

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collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

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collaborations may be terminated, including for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If any future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.
We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for any collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.
We may not be able to negotiate additional collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of any product candidate that we planned to collaborate on, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Risks Related to Our Relationship with InveniAI
InveniAI will exercise significant influence on the direction of our business, and the concentrated ownership of our common stock will prevent you and other stockholders from significantly influencing significant decisions.
Assuming (i) an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, and (ii) that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, InveniAI will own approximately    % of the economic interest and voting power of our outstanding common stock after this offering. As long as InveniAI beneficially controls a significant amount of the voting power of our outstanding common stock, it will generally be able to exercise significant influence of the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors. If InveniAI continues to hold its shares of our common stock, it could remain a significant stockholder for an extended period of time or indefinitely. InveniAI’s influence on the direction of our business may further increase if it chooses to purchase our shares in the open market after this offering.
Approval of commercial terms between us and InveniAI does not preclude the possibility of stockholder litigation, including but not limited to derivative litigation nominally against InveniAI and against its directors and officers and also against us and our directors and officers.
The commercial terms of the Separation and Shared Services Agreement, or InveniAI Services Agreement, and the Contribution Agreement that we entered into with InveniAI, or the Contribution Agreement, have not been negotiated on behalf of InveniAI by persons consisting solely of disinterested InveniAI directors.
No assurance can be given that any stockholder of InveniAI will not claim in a lawsuit that such terms in fact are not in the best interests of InveniAI and its stockholders, that the directors and officers of InveniAI breached their fiduciary duties in connection with such agreements and that any disclosures by InveniAI to its stockholders regarding these agreements and the relationship between InveniAI and us did not satisfy applicable requirements. In any such instance, we and our directors and officers may also be named as defendants, and we would have to defend ourselves and our directors and officers. While we will seek indemnification from InveniAI against any damages or other costs, which could be substantial, no such right to indemnification has been agreed to and it may never be agreed to. Further, any such litigation, regardless of outcome, would be time-consuming and would divert focus and resources from the development of our product candidates and our business, including but not limited to possibly delaying our clinical trials due to our management having to spend time and attention on such litigation.
Following this offering, we will continue to depend on InveniAI to provide us with certain services for our business.
Prior to this offering, we have operated as a controlled subsidiary of InveniAI. Certain administrative services required by us for the operation of our business are currently provided by InveniAI, including the use of InveniAI’s office space, equipment, general administrative support, intellectual property prosecution and management and human infrastructure for research and development activity. Under the InveniAI Services Agreement, InveniAI will continue to provide us with various services following the closing of the offering until we are able to build our own capabilities in the transition areas. We believe it is most efficient for InveniAI to provide these services for us to facilitate the efficient operation of our business as we transition to becoming an independent, public company. Upon termination of the InveniAI Services Agreement, or if InveniAI does not or is unable to perform its obligations under the InveniAI Services Agreement, we will be required to provide these services ourselves or to obtain substitute arrangements with other third parties. We may be unable to provide these services because of financial or other constraints or be unable to implement substitute arrangements on a timely basis on terms that are favorable to us, or at all.
We exercise no control over the activities of InveniAI other than the contractual rights we have pursuant to the InveniAI Services Agreement and Contribution Agreement. Because of our historical relationship, our reputation is also tied to InveniAI, or other companies that are affiliated with our Parent. We may be subject to reputational harm, or our relationships with existing and potential clients, third-party research organizations, consultants and other business partners could be harmed if InveniAI or any of its affiliates, previously, or in the future, among other things, engages in poor business practices, restructures, or files for bankruptcy, becomes subject to litigation or otherwise damages its reputation or business prospects. Any of these events might in turn adversely affect our reputation, revenues and/or business prospects, and may also adversely affect our access to InveniAI services.
Certain of our directors and officers are currently allocating a portion of their time to InveniAI, where they serve as employees, officers or directors, which reduces allocation of their time to managing our business and affairs.
Certain of our officers and directors are also serving as employees, officers and/or directors of InveniAI. For example, our Chief Executive Officer, President and Chairman of our Board, Krishnan

Nandabalan, Ph.D., is also the President, Director, and Chief Executive Officer of InveniAI; Aman Kant, Chief Business Officer, is also the Chief Business Officer of InveniAI; and Michael Aiello, CPA, Chief Financial Officer, is also the Vice President of Finance, of InveniAI. One of our directors, Jonathan Zalevsky serves as director of InveniAI.
Our directors, and in some cases our executive officers, may have fiduciary obligations associated with their roles at InveniAI that would interfere with their ability to devote time to our business and affairs and that could adversely affect our business, financial condition, results of operations and growth prospects. Prior to or concurrently with the pricing of our initial public offering, Michael Aiello and Aman Kant are expected to resign from their roles as employees of InveniAI and become consultants for InveniAI. As consultants for InveniAI, we expect them to devote substantially all their time to the operations of Invea. Krishnan Nandabalan, our Chief Executive Officer, President and Chairman of the Board, is expected to remain as President, Director and Chief Executive Officer of InveniAI. Following the completion of our initial public offering, we expect Dr. Nandabalan will devote a significant amount of his time to the operations of Invea.
Roles of our directors and officers at InveniAI could require significant time and attention. While currently, the allocation of our officers’ and directors’ time between our company and InveniAI is and is expected to be reasonable and manageable, if in the future, we grow or otherwise require management to devote more time to our business affairs, our business operations may be impacted if they are unable to do so due to their roles at InveniAI. Conversely, if InveniAI grows or otherwise requires management to devote more time to its business affairs, our operations may be adversely impacted if our directors and executive officers elect to devote more time to InveniAI than to us. As a result, we may need to hire key employees or to expand our management team, which we may not be able to do as required, or the quality and timeliness of decisions related to our operations may be adversely impacted, any of which could have a material adverse effect on our business, financial condition and results of operations.
The management of and beneficial ownership in InveniAI by our executive officers and our directors may create, or may create the appearance of, conflicts of interest.
The management of and beneficial ownership in InveniAI by our executive officers and our directors may create, or may create the appearance of, conflicts of interest.
Management and ownership by our executive officers and directors in InveniAI, creates, or may create the appearance of, conflicts of interest when these individuals are faced with decisions that could have different implications for InveniAI than for us, including decisions that relate to the InveniAI Services Agreement, Contribution Agreement, the Line of Credit as well as potential agreements relating to future product candidates and AI-related services or collaborations or transactions with third parties with whom we and InveniAI both have, or would like to have, business relationships. In connection with the InveniAI Services Agreement, Dr. Nandabalan has agreed to recuse himself with respect to voting on any matter coming before either InveniAI or our board of directors related to our relationship with InveniAI, although he will still be permitted to participate in discussions and negotiations. Any actual conflicts of interest may result in adverse outcomes to our business, and any perceived conflicts of interest resulting from investors questioning the independence of our management or the integrity of corporate governance procedures may materially affect our stock price.
Any disputes that arise between us and InveniAI with respect to our past and ongoing relationships could harm our business operations.
Disputes may arise between InveniAI and us in a number of areas relating to our past and ongoing relationships, including:
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intellectual property, technology, and business matters, including failure to make required technology transfers and failure to comply with non-compete provisions applicable to InveniAI and us;

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labor, tax, employee benefit, indemnification and other matters arising from the separation of Invea from InveniAI;

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distribution and supply obligations;

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employee retention and recruiting;

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business combinations involving us;

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sales or distributions by InveniAI of all or any portion of its ownership interest in us;

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the nature, quality, and pricing of services InveniAI has agreed to provide us; and

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business opportunities that may be attractive to both InveniAI and us.

Assuming (i) an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, and (ii) that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, InveniAI will own    % of our outstanding common stock, which may be further increased if InveniAI chooses to purchase our shares in the open market after this offering. As a result, InveniAI will be able to exercise significant influence over our operations and if any such disputes arise, we may not be able to pursue a line of business that we otherwise may want to.
We and our stockholders may not achieve some or all of the expected benefits of our separation from InveniAI.
Drug development is an expensive and time-consuming process. In order to realize the value proposition of Invea as a drug development company, we intend to target early-stage healthcare and pharmaceutical focused investors. In order to successfully attract this type of new investment, we separated from InveniAI, because we believe we will achieve some or all of the following benefits:
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improving strategic and operational flexibility, and streamlining decision-making by providing the flexibility to implement our strategic plan and to respond more effectively to different customer needs and the changing economic environment;

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allowing us to adopt the capital structure, investment policy and dividend policy best suited to our financial profile and business needs, without competing for capital with InveniAI’s other businesses;

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creating an independent equity structure that will facilitate our ability to affect future acquisitions utilizing our common stock; and

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facilitating incentive compensation arrangements for employees more directly tied to the performance of our business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of our business.

If we are not able to achieve the full strategic and financial benefits we expect to receive from the Separation, or if the benefits are delayed or do not occur at all, our business financial conditions and results of operations may be adversely affected. Even if we are able to achieve standalone, independent status as a drug development company, there can be no assurance that investors and analysts will place a greater value on us as a standalone drug development company than as a wholly- or substantially-owned subsidiary of InveniAI.
The assets and resources that we acquire from InveniAI in the Separation may not be sufficient for us to operate as an independent company, and we may experience difficulty in separating our assets, resources, and operations from InveniAI.
Because we have operated as an independent company for only a limited time in the past, we may have difficulty doing so in the future. In addition to the assets and services provided to us by InveniAI, we will need to acquire additional financial resources, assets, and resources to support our operations as an independent company. Additionally, we may also face difficulty in completing the separation of our resources and operations from InveniAI in connection with the Separation. For example, we may face difficulties hiring additional personnel to assist with administrative and technical functions and acquiring office and laboratory space for use in the ordinary course operations of our business. If we have difficulty operating as an independent company, fail to acquire assets or hire requisite personnel that we need to operate, or incur unexpected costs in separating our business from InveniAI’s business, our financial condition and results of operations will be adversely affected.
You may have difficulty evaluating our business because we have no history as a separate company and our historical financial information may not be representative of our results as a separate company.
The historical financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate company during the periods presented or those that we will achieve in the future. Prior to the contribution of our assets from InveniAI, our research and development activities were conducted by InveniAI as part of its broader operations, rather than as an independent division or subsidiary. InveniAI also performed, and will continue to perform, various corporate functions relating to our business. Our historical financial information reflects allocations of corporate expenses from InveniAI for these and similar functions. We believe that these allocations are comparable to the expenses we would have incurred had we operated as a separate company, but our judgments and estimates in this regard may prove inaccurate and we may incur higher expenses as a separate company.
Risks Related to Our Intellectual Property
If we are unable to obtain, maintain and enforce intellectual property rights relating to any of our product candidates or technology, or if the scope of the protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products similar or identical to ours, our ability to successfully commercialize our product candidates may be adversely affected and we may not be able to compete effectively in our markets.
We rely upon a combination of patents, access to certain third-party trade secrets and confidentiality agreements to protect the intellectual property related to our product candidates. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and product candidates.
We cannot predict whether the patent applications we currently or may in the future pursue will issue as patents in any particular jurisdiction or will provide sufficient protection against competitors or other third parties. Nor can we predict the outcome of any challenge by our competitors to the validity or enforceability of any such patents. We cannot offer any assurances that the breadth of our granted patents will be sufficient to stop a competitor from developing and commercializing a product, including a generic product that would be competitive with one or more of our product candidates. Furthermore, any successful challenge to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of the competitive advantage necessary for the successful commercialization of any of our product candidates. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced (unless we obtain a patent term extension corresponding to such delays).
Our ability to obtain and maintain valid and enforceable patents depends on our inventions being patentable in light of the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to invent the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to make the inventions claimed in those owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. If a third party can establish that we or our licensors were not the first to make or the first to file for patent protection of such inventions, our owned or licensed patents and patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable. Furthermore, even if a patent is granted, our competitors or other third parties may be able to circumvent the patent by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The patent prosecution process is expensive and time-consuming. We may not be able to prepare, file and prosecute all necessary or desirable patent applications at a commercially reasonable cost or in a timely manner or in all jurisdictions. It is also possible that we may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Moreover, depending on the terms of any existing and future in-licenses to which we may become a party, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology in-licensed from third parties. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.
In addition to the protection provided by our patent portfolio, we rely on access to certain third-party trade secret protection as well as confidentiality agreements to protect proprietary know-how that is not amenable to patent protection. Although we generally require all of our employees to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, certain employees may not have signed such agreements and we cannot provide any assurances that all such agreements have been duly executed, or that such trade secrets and other confidential proprietary information will not be disclosed. Moreover, our competitors may independently develop knowledge, methods and know-how equivalent to the above-mentioned trade secrets. Competitors could purchase our products, if approved, and replicate some or all of the competitive advantages we derive from our development efforts for technologies on which we do not have patent protection. If any trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.
We also seek to preserve the integrity and confidentiality of our proprietary data and third-party trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. However, our agreements and security measures may be breached, and we may not have adequate remedies for any breach. Also, if the steps taken to maintain trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, others may independently discover the trade secrets and our proprietary information. For example, the FDA is considering whether to make additional information publicly available on a routine basis, and it is not clear at the present time how the FDA’s disclosure policies may change in the future. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.
Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time, and if we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if additional patents covering our current or future product candidates are obtained, once the patent life has expired for a product, we may be open to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. For instance, the in-licensed patent that covers the lead compound of our product candidate INVA8001 is due to expire in 2030 (though we may be eligible for a patent term extension, as discussed below). Because of these term limits, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. If we do not have sufficient patent life to protect our products, our business, financial condition, results of operations, and prospects may be adversely affected.
Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents, including the in-licensed patent covering our product candidate

INVA8001, which without patent term extension shall expire in 2030, may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and similar legislation in the European Union. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product that is a new chemical entity as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request, and we cannot be certain what the length of the extension would be or if we will receive an extension at all. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced and could have a material adverse effect on our business.
If we fail to comply with our obligations in any current intellectual property licenses with third parties, or fail to obtain such licenses in the future, we could lose rights that are material to our business.
We have licensed third-party intellectual property that is material to our business, and may enter into additional licenses in the future. We do not and will not own the patents or patent applications that underlie these licenses, and we may not control either the prosecution or the enforcement of the patents. Under such circumstances, we may be forced to rely upon our licensors to properly prosecute and file those patent applications and prevent infringement of those patents. Therefore, we cannot be certain that the prosecution, maintenance and enforcement of these patent rights will be in a manner consistent with the best interests of our business.
If we or our licensors fail to maintain such patents, or if we or our licensors lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected.
Our rights to use technologies and practice the inventions claimed in the licensed patents and patent applications are subject to our licensors abiding by the terms of those licenses and not terminating them. In addition, existing license agreements do, and future agreements may, impose diligence, development and commercialization timelines and milestone payment, royalty, insurance and other obligations on us. If we fail to comply with our obligations, our licensors may have the right to terminate the licenses, in which event we might not be able to develop, manufacture or market any product that is covered by the intellectual property we in-license from such licensor and may face other penalties. If any of our licenses are terminated, we may lose our patent rights on a territory-by-territory basis, and such rights may be lost worldwide. Termination of any license agreement could reduce or eliminate our rights under these agreements and may result in our having to negotiate new or reinstated agreements with less favorable terms or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology. Any of the foregoing outcomes could prevent us from commercializing relevant product candidates, which could have a material adverse effect on our operating results and overall financial condition.
In addition, disputes regarding obligations in licenses may require us to take expensive and time-consuming legal action to resolve, and, even if we are successful, may delay our ability to commercialize products and generate revenue. Further, if we are unable to resolve license issues that arise, we may lose rights to practice intellectual property that is required to make, use, or sell products. We may require additional licenses in the future. Licenses to additional third-party technology and materials that may be required for our development programs may not be available on commercially reasonable terms, or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us.

If we are unable to successfully obtain rights to required third-party intellectual property rights, we may have to abandon development of the relevant program or product candidate or expend time and resources re-designing the program or product candidate, which could have a material adverse effect on our business.
In addition, intellectual property rights that we in-license in the future may be granted through sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our ability to develop and commercialize our product candidates may be materially harmed.
Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any future patents we obtain.
Our ability to obtain patents is highly uncertain because, to date, some legal principles remain unresolved, and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States. Furthermore, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific, and factual issues. Changes in either patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.
Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or the Leahy-Smith Act, signed into law on September 16, 2011, and its implementation could increase the uncertainties around patent protection, costs, and the enforcement or defense of our patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. The Leahy-Smith Act included a number of significant changes to U.S. patent law. Such provisions affect the way patent applications are prosecuted, redefine prior art, and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. The U.S. Patent and Trademark Office, or the USPTO, has developed regulations and procedures to govern the full implementation of the Leahy-Smith Act. An important change introduced by the Leahy-Smith Act is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. We may not be able to promptly file patent applications on our inventions and even if we do file promptly, filing our patent applications earlier in our development process may result in less complete applications, and patents that issue from them may be more vulnerable to invalidation. Any such failure to achieve adequate patent protection or any such successful challenge to our issued patents could reduce our ability to exclude competitors and harm our business, financial condition, results of operations, and prospects.
The Leahy-Smith Act also limited where a patentee may file a patent infringement suit and introduced procedures making it easier for third parties to challenge issued patents, as well as to intervene in the prosecution of patent applications. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.
Finally, the Leahy-Smith Act contained new statutory provisions that require the USPTO to issue new regulations for their implementation, and it may take the courts years to interpret the provisions of the statute. We cannot predict what, if any, impact the Leahy-Smith Act will have on the operation of our business and the protection and enforcement of our intellectual property. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any patents we obtain.

Further, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have owned or licensed or that we might obtain in the future. An inability to obtain, enforce, and defend patents covering our proprietary technologies would materially and adversely affect our business prospects and financial condition.
Similarly, changes in patent laws and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we may obtain in the future. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. For example, if the issuance in a given country of a patent covering an invention is not followed by the issuance in other countries of patents covering the same invention, or if any judicial interpretation of the validity, enforceability or scope of the claims or the written description or enablement, in a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in another country, our ability to protect our intellectual property in those countries may be limited. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution. Changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may also materially diminish the value of our intellectual property or narrow the scope of our patent protection.
We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.
While we are not currently involved in any disputes relating to our intellectual property, competitors may infringe the patents we have applied for. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. If we initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product or product candidate is invalid and/or unenforceable. In patent litigation in the United States, counterclaims alleging invalidity and/or unenforceability are common, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent.
In an infringement proceeding, a court may decide that the patent claims we are asserting are invalid and/or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover the technology in question. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings). Such proceedings could result in revocation of or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of infringement, invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could have a material adverse impact on our business.

Our defense of litigation or interference proceedings may fail and require us to cease using certain intellectual property or force us to take a license under the intellectual property rights of the prevailing party, if available. Even if successful, litigation or interference proceedings may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.
Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain.
While no third parties to our knowledge have initiated legal proceedings against us to date, as our current and future product candidates progress toward commercialization, the possibility of a patent infringement claim against us increases. We cannot provide any assurance that our current and future product candidates do not infringe other parties’ patents or other proprietary rights, and competitors or other parties may assert that we infringe their proprietary rights in any event. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and future product candidates, including infringement, interference or derivation proceedings, post-grant review and inter partes review before the USPTO or similar adversarial proceedings or litigation in other jurisdictions. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could have a negative impact on our ability to commercialize INVA8001, INVA8003 or any future product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is high and requires us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would agree with us and invalidate the claims of any such U.S. patent. Similarly, the burdens on us to invalidate patent claims in foreign jurisdiction may vary substantially and courts in those jurisdictions may not agree with us that the claims are invalid. The outcome of proceedings involving assertions of infringement, invalidity and unenforceability during patent litigation is unpredictable. Furthermore, if a patent holder believes that one of our product candidates infringes its patent, the patent holder may sue us even if we have received patent protection for our technology. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant revenue and against whom our own patent portfolio may thus have no deterrent effect. If a patent infringement suit were threatened or brought against us, we could be forced to stop or delay manufacturing or sales of the drug or product candidate that is the subject of the actual or threatened suit. Moreover, given the vast number of patents in our field of technology, we cannot be certain that our current and future product candidates do not or will not infringe existing patents or that we will not infringe patents that may be granted in the future.
If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue commercializing our product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, we may be unable to effectively market product candidates based on our technology, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. Alternatively, we may need to redesign our products, which may be impossible or require substantial time and monetary expenditure. Under certain circumstances, we could be forced, including by court orders, to cease commercializing our product candidates. In addition, in any such proceeding or litigation, we could be found liable for substantial monetary damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed the patent at issue. A finding of infringement that prevents us from commercializing our product candidates, requires us to redesign our products, or forces us to cease some of our business operations could materially harm our business.

The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.
We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information or trade secrets of third parties.
We employ individuals who were previously employed at other biotechnology or biopharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information, trade secrets, or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.
We may be subject to claims challenging the inventorship or ownership of our intellectual property, including any patents we obtain.
We or our licensors may be subject to claims that former employees, collaborators, or other third parties have an ownership interest in our patent applications, any patents we obtain, or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Although it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. If we no longer own intellectual property rights that are required to commercialize and protect our products, we may need to obtain license to those rights, which may not be available on commercially reasonable terms, or at all. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Reliance on third parties requires us to share trade secrets, which increases the possibility that trade secrets will be misappropriated or disclosed, and confidentiality agreements with employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information.
We rely on certain third-party trade secrets, technical know-how, proprietary information and other confidential information to protect our products and technology and as otherwise useful to our business. Monitoring unauthorized uses and disclosures of trade secrets and other confidential information is difficult, and we do not know whether the steps we have taken to protect our confidential intellectual property will be effective. We seek to protect our confidential information, in part, through confidentiality and non-disclosure agreements with our employees, consultants, collaborators, suppliers, and other parties. These agreements typically restrict the ability of our employees, consultants, advisors and third-party contractors to use or disclose our proprietary information or publish data potentially relating to our proprietary information. Despite our efforts to protect trade secrets, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other proprietary information by the parties to these agreements. There can be no assurance that these agreements will not be breached, including by disclosure of our confidential information. If any of the collaborators, scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and trade secret status could be lost as a result. We also cannot guarantee that we have entered into such agreements with each party that may have or have had access to our confidential information or proprietary technology and processes. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, we may be liable to the owner of that confidential information. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective.
If we rely on third parties to manufacture or commercialize our product candidates, or if we collaborate with additional third parties for the development of our product candidates, we must, at times, share proprietary information with them. We may also conduct joint research and development programs that may require us to share potential trade secrets under the terms of our research and development partnerships or similar agreements. Despite the contractual provisions employed when working with third parties, the need to share confidential information increases the risk that such potential trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and other confidential information, a competitor’s discovery of such information or other unauthorized use or disclosure thereof could have an adverse effect on our business and results of operations.
Enforcing a claim that a third party illegally obtained and is using trade secrets or proprietary information is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the U.S. are sometimes less willing to protect trade secrets and the enforceability of confidentiality or similar types of agreements may vary from jurisdiction to jurisdiction.
We may enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.
Filing and prosecuting patent applications and defending patents covering our product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as that in the United States or Europe. These products may compete with our product candidates, and our and our licensors’ future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
In addition, we may decide to abandon national and regional patent applications before they are granted. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the U.S., but may issue as patents with claims of different scope or may even be refused in other jurisdictions. Furthermore, the requirements for patentability differ in certain jurisdictions and countries. Some countries do not grant claims directed to methods of treatment or have additional restrictions on the scope of method of treatment claims compared to the United States. Accordingly, depending on the country, the scope of patent protection may vary for the same product candidate or technology.
While we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain protection efforts in all such markets. Additionally, the prosecution of patent applications in other jurisdictions is often a longer process and patents may be granted at a later date than in the United States, potentially delaying our ability to assert such patents against competitors. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition in those jurisdictions.
The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States and Europe, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property rights, which could make it difficult for us to stop the infringement of any patents we obtain or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put any patents we obtain at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired.
In Europe, a new unitary patent system took effect on June 1, 2023, which may significantly impact European patents, including those granted before the introduction of the new system. Under the new system, applicants can, upon grant of a patent, opt for that patent to become a unitary patent which will be subject to the jurisdiction of a new unitary patent court, or UPC. Patents granted before the implementation of the new system can be opted out of UPC jurisdiction, remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC may be challenged in a single UPC-based revocation proceeding that, if successful, could invalidate the patent in all countries who are signatories to the UPC. Further, because the UPC is a new court system and there is no precedent for the court’s laws, there is increased uncertainty regarding the outcome of any patent litigation. We are unable to predict what impact the new patent regime may have on our ability to exclude competitors in the European market. In addition to changes in patents laws, geopolitical dynamics, such as Russia’s recent incursion into Ukraine, may also impact our ability to obtain and enforce patents in particular jurisdictions. If we are unable to obtain and enforce patents as needed in particular markets, our ability to exclude competitors in those markets may be reduced.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the U.S. over the lifetime of our patents and/or applications and any patent rights we may obtain or license in the future. Furthermore, the USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases, an inadvertent lapse of a patent or patent application can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patents or patent applications, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering our product candidates or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, our competitors might be able to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize our product candidates in any indication for which they are approved.

Any trademarks we have obtained or may obtain may be infringed or otherwise violated, or successfully challenged. If our trademarks and trade names are not adequately protected, or if we are unable to obtain desired trademarks or trade names, then we may not be able to build brand name recognition in our markets of interest and our business may be adversely affected.
We expect to rely on trademarks as one means to distinguish our product candidates, if approved for marketing, from the drugs of our competitors. Once we select new trademarks and apply to register them, our trademark applications may not be approved. During trademark registration proceedings in the United States and foreign jurisdictions, we may receive rejections. We are given an opportunity to respond to those rejections, but we may not be able to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties may oppose pending trademark registration applications or seek to cancel registered trademarks.
We have not yet secured registered trademarks, including “INVEA.” We have also not yet registered trademarks for any of our product candidates in any jurisdiction. Any trademark applications we file may be rejected and registered trademarks may not be obtained, maintained or enforced. If we do not successfully register our trademarks, we may encounter difficulty in enforcing, or be unable to enforce, our trademark rights against third parties, which could adversely affect our business and our ability to effectively compete in the marketplace.
In addition, any proprietary name we propose to use with any of our product candidate in the United States may need to be approved by the FDA, regardless of whether we have registered, or applied to register, the proposed proprietary name as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.
In addition, our unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on, misappropriating or violating other marks. In the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademark registrations may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our drugs, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Our competitors may also infringe or otherwise violate our trademarks and we may not have adequate resources to enforce our trademarks. We may not be able to protect our rights to our trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. Any of the foregoing events may have a material adverse effect on our business.
Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain names or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:
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others may be able to make products that are similar to or otherwise competitive with our product candidates but that are not covered by the claims of our current or future patents;

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an in-license necessary for the manufacture, use, sale, offer for sale or importation of one or more of our product candidates may be terminated by the licensor;

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we or future collaborators might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license;

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we or future collaborators might not have been the first to file patent applications covering certain of our inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

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it is possible that our pending patent applications will not lead to issued patents;

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issued patents that we own or in-license may be held invalid or unenforceable as a result of legal challenges by our competitors;

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issued patents that we own or in-license may not provide coverage for all aspects of our product candidates in all countries;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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ownership of our patents or patent applications may be challenged by third parties;

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we may not develop additional proprietary technologies that are patentable; and

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the patents of third parties may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.
Risks Related to Legal and Regulatory Compliance Matters
Our relationships with customers, healthcare providers and third-party payors are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.
Healthcare providers and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors subject us to various federal and state fraud and abuse laws and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute, the federal civil and criminal false claims laws and transparency laws, including the law commonly referred to as the Physician Payments Sunshine Act, and regulations promulgated under such laws. These laws will impact, among other things, our clinical research, proposed sales, marketing and educational programs, and other interactions with healthcare professionals. The laws that will affect our operations include, but are not limited to:
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the federal Anti-Kickback Statute, which prohibits, among other things, individuals or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind in return for, or to induce, either the referral of an individual, or the purchase, lease, order or arrangement for or recommendation of the purchase, lease, order or arrangement for any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. A person does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation;
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the federal civil and criminal false claims laws, including, without limitation, the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from the federal government, including Medicare, Medicaid and other government payors, that are false or fraudulent or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. federal government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-reimbursable, uses. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, also imposes obligations, including mandatory contractual terms, on “covered entities,” including certain healthcare providers, health plans, healthcare clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity as well as their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. Other existing analogous state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, further complicating compliance efforts;

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the federal transparency laws, including the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to: (1) payments or other “transfers of value” made during the previous year to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other health care professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members); and
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state and foreign law equivalents of each of the above federal laws and regulations; state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or that otherwise restrict payments that may be made to healthcare providers; and state and local laws that require the registration of pharmaceutical sales representatives.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in federal and state funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, diminished profits and future earnings, reputational harm and the curtailment or restructuring of our operations, any of which could harm our business.
The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.
Even if we obtain regulatory approval for INVA8001, INVA8003 or any future product candidates, they will remain subject to ongoing regulatory oversight.
Even if we obtain any regulatory approval for INVA8001, INVA8003 or any future product candidates, such product candidates, once approved, will be subject to ongoing regulatory requirements applicable to manufacturing, labeling, packaging, storage, advertising, promoting, sampling, record-keeping and submitting of safety and other post-market information, among other things. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs requirements for any clinical trials that we conduct post-approval. Manufacturers of approved products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. Any regulatory approvals that we receive for INVA8001, INVA8003 or any future product candidates may also be subject to a risk evaluation and mitigation strategy, limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or requirements that we conduct potentially costly post-marketing testing, including Phase 4 trials and surveillance to monitor the quality, safety and efficacy of the drug. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval. We will further be required to immediately report any serious and unexpected adverse events and certain quality or production problems with our products to regulatory authorities along with other periodic reports.
Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to assure compliance. We will also have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drug products are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we will not be allowed to promote our products for indications or uses for which they do not have approval, commonly known as off-label promotion. Physicians, on the other hand, may prescribe products for off-label uses. Although the FDA and other regulatory agencies do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, they do restrict promotional communications from companies or their sales force with respect to off-label uses of products for which marketing approval has not been issued. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The holder of an approved NDA must submit new or supplemental applications and obtain prior approval for certain changes to the approved product, product labeling, or manufacturing process. A company that is found to have improperly promoted off-label uses of their products may be subject to significant civil, criminal and administrative penalties.
In addition, drug manufacturers are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the NDA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a drug, such as adverse events of unanticipated severity or frequency, or problems with the facility where the drug is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that drug, a regulatory authority may impose restrictions relative to that drug, the manufacturing facility or us, including requesting a recall or requiring withdrawal of the drug from the market or suspension of manufacturing.
If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory authority may:
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issue an untitled letter or warning letter asserting that we are in violation of the law;

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seek an injunction or impose administrative, civil or criminal penalties or monetary fines, disgorgement or profits or revenue, warning letters or adverse publicity requirements;

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suspend or withdraw regulatory approval;

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restrict product distribution or use, including full or partial holds on any ongoing or planned clinical trials;

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refuse to approve a pending NDA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;

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restrict the marketing or manufacturing of the drug;

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seize or detain the drug or otherwise require the withdrawal of the drug from the market;

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refuse to permit the import or export of product candidates; or

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refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and harm our business, financial condition, results of operations and prospects.
Healthcare legislative or regulatory reform measures may have a negative impact on our business and results of operations.
In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval.
Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things: (1) established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs; (2) expanded the entities eligible for discounts under the 340B drug pricing program; (3) increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP; (4) expanded the eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability; (5) addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics that are inhaled, infused, instilled, implanted or injected; (6) introduced a new Medicare Part D coverage gap discount program in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; (7) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and (8) established a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.
There have been judicial, executive and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. Additionally, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how such challenges, and the healthcare reform measures of the Biden administration will impact the ACA and our business.
Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and the Consolidated Appropriations Act of 2023, and due to subsequent legislative amendments to the statute, including the Infrastructure Investment and Jobs Act, will remain in effect until 2032, unless additional Congressional action is taken. In addition, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have an adverse effect on customers for our product candidates, if approved, and, accordingly, our financial operations. Further, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of high-expenditure, certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although the Medicare drug pricing negotiation program is currently subject to legal challenges. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. It is currently unclear how the IRA will be effectuated but it is likely the IRA will have a significant impact on the pharmaceutical industry. In addition, in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Center for Medicare and Medicaid Innovation which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.
We expect that these and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs.
In addition, FDA regulations and guidance may be revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. If executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. Any new regulations or guidance, or revisions or reinterpretations of existing regulations or guidance, may impose additional costs or lengthen FDA review times for our product candidates. We cannot determine how changes in regulations, statutes, policies, or interpretations when and if issued, enacted or adopted, may affect our business in the future. Such changes could, among other things, require:
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additional clinical trials to be conducted prior to obtaining approval;

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changes to manufacturing methods;

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recalls, replacements, or discontinuance of one or more of our products; and

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additional recordkeeping.

Such changes would likely require substantial time and impose significant costs, or could reduce the potential commercial value of our product candidates, and could materially harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any other products would harm our business, financial condition, and results of operations. Further, we cannot predict the likelihood, nature, or extent of healthcare reform initiatives that may arise from future legislation or administrative action.
We and any of our potential future collaborators will be required to report to regulatory authorities if any of our approved products cause or contribute to adverse medical events, and any failure to do so would result in sanctions that would materially harm our business.
If we or any of our potential future collaborators are successful in commercializing our products, the FDA and foreign regulatory authorities would require that we and such collaborators report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We and any of our potential future collaborators or CROs may fail to report adverse events within the prescribed timeframe. If we or any of our potential future collaborators or CROs fail to comply with such reporting obligations, the FDA or a foreign regulatory authority could take action, including criminal prosecution, the imposition of civil monetary penalties, seizure of our products or delay in approval or clearance of future products.
Risks Related to Our Business Operations, Employee Matters and Managing our Growth
Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.
Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. Each of our executive officers may currently terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals. In addition, following the expiration of the InveniAI Shared Services Agreement with InveniAI, there is a possibility that we may not be able to perform all of the functions provided by InveniAI in-house or secure replacement services with the same effectiveness, on the same terms or at all.
The loss of the services of our executive officers or other key employees could impede the achievement of our development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.
Further, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, either because we are a public company or for other reasons, it may harm our ability to recruit and retain highly skilled employees. Our employees may be more likely to leave us if the shares they own have significantly appreciated in value relative to the original purchase prices of the shares, or if the exercise prices of the options that they hold are significantly below the market price of our common stock, particularly after the expiration of the lock-up agreements described herein.

We expect to expand our clinical development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
As of December 31, 2022, we had seven full-time employees and have engaged various outside consultants, principally in the areas of research and development, corporate development and regulatory affairs. As we continue to build our organization and execute on our strategy, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical product development, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management, business, and development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage our growth effectively.
Our business could be affected by litigation, government investigations and enforcement actions.
We currently operate and plan to operate in a highly regulated industry and we could now or in the future be subject to litigation, government investigation and enforcement actions on a variety of matters in the United States or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, employment and other claims and legal proceedings which may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.
Legal proceedings, government investigations and enforcement actions can be expensive and time-consuming. An adverse outcome resulting from any such proceedings, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business and results of operations. Even if such a proceeding, investigation or enforcement action is ultimately decided in our favor, the investigation and defense thereof could require substantial financial and management resources.
Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.
We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates FDA or other comparable regulatory authority regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA or other comparable regulatory authority, manufacturing standards, foreign, federal and state healthcare laws and regulations, and laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use or misrepresentation of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We intend to adopt a code of business conduct and ethics prior to the closing of this offering, but it is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, including, without limitation, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations. Any of these could adversely affect our ability to operate our business and our results of operations.
If our third-party manufacturers or suppliers do not comply with laws regulating the protection of the environment and health and human safety, our business could be affected adversely.
We and any contract manufacturers and suppliers we engage are subject to numerous federal, state and local environmental, health, and safety laws, regulations and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. Although our current operations do not involve the use of hazardous and flammable materials, including chemicals and biological materials, our third-party manufacturers or suppliers use, and potential future collaborators will use, biological materials, potent chemical agents and may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety of the environment. Our third-party suppliers may also produce hazardous waste products. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. In the event of contamination or injury at our manufacturers’ or suppliers’ sites, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended. Our third-party manufacturers and suppliers cannot eliminate the risk of accidental injury or contamination from these materials or wastes. We or our third-party manufacturers and suppliers may incur substantial costs to comply with, and substantial fines or penalties if our manufacturers or suppliers violate, any of these laws or regulations.
In addition, our third-party manufacturers and suppliers may need to incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time, which may increase the cost of their services to us. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities for our third-party manufacturers and suppliers, which could in turn materially adversely affect our business, financial condition, results of operations and prospects. To the extent we develop our own manufacturing operations in the future, we may similarly incur substantial costs to ensure compliance with these laws, and all the foregoing risks will further apply to us, as well.
Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.
We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, employment benefits liability, workers’ compensation, cyber, directors’ and officers’ and employment practices insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. No assurance can be given that an insurance carrier will not seek to cancel or deny coverage after a claim has occurred. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

We may engage in strategic transactions that could increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, subject us to other risks, adversely affect our liquidity, increase our expenses and present significant distractions to our management.
Although we currently have no agreements or commitments to complete any such transactions and are not involved in negotiations to do so, from time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of intellectual property, products or technologies. Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of our management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits. Furthermore, we may experience losses related to investments in other companies, including as a result of failure to realize expected benefits or the materialization of unexpected liabilities or risks, which could have a material negative effect on our results of operations and financial condition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.
Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.
Our operations and the operations of our suppliers, CROs, CMOs and clinical sites could be subject to earthquakes, power shortages, telecommunications or infrastructure failures, cybersecurity incidents, physical security breaches, water shortages, floods, hurricanes, typhoons, blizzards and other extreme weather conditions, fires, public health pandemics or epidemics (including, for example, the COVID-19 pandemic) and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. We rely or expect to rely on third-party manufacturers or suppliers to produce our product candidates and its components and on CROs and clinical sites to conduct our clinical trials, and do not have a redundant source of supply for all components of our product candidate. Our ability to obtain clinical or, if approved, commercial, supplies of our product candidates or any future product candidates could be disrupted if the operations of these suppliers were affected by a man-made or natural disaster or other business interruption, and our ability to commence, conduct or complete our clinical trials in a timely manner could be similarly adversely affected by any of the foregoing. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.
Risks Related to this Offering, Ownership of our Common Stock and our Status as a Public Company
There has been no prior public market for our common stock. An active trading market for our common stock may not develop and you may not be able to resell your shares of our common stock at or above the initial offering price, if at all.
Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations with the underwriters and may not be indicative of the price at which our common stock will trade after the closing of this offering. Although we intend to apply to list our common stock on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop or is not sustained, it may be difficult for you to sell shares you purchased in this offering at an attractive price or at all. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.
If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the listing requirements of Nasdaq.
The trading price of the shares of our common stock may be volatile, and purchasers of our common stock could incur substantial losses.
Our stock price may be volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the shares. The market price for our common stock may be influenced by many factors, including:
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the commencement, enrollment or results of our clinical trials of INVA8001, INVA8003 or any future clinical trials we may conduct, or changes in the development status of our product candidates;

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any delay in our regulatory filings for INVA8001, INVA8003 or any other product candidate we may develop, and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

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the reporting of unfavorable preclinical results;

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the success or failure to identify, develop, acquire or license additional product candidates;

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the degree and rate of physician and market adoption of any of our current and future product candidates;

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manufacturing, supply or distribution delays or shortages, including our inability to obtain adequate product supply, at acceptable prices, or at all;

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the success of competitive products or announcements by potential competitors of their product development efforts;

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adverse results from, delays in or termination of clinical trials;

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adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

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developments or disputes concerning patent applications, issued patents or other proprietary rights;

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unanticipated serious safety concerns related to the use of INVA8001, INVA8003 or any other product candidate;

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changes in financial estimates by us or by any equity research analysts who might cover our stock;

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achievement or failure to achieve expected sales or profitability;

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changes in our capital structure, such as future issuances of securities and the incurrence of additional debt;

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conditions or trends in our industry;

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changes in the market valuations of similar companies;

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stock market price, volume fluctuations, or news related to BioXcel Therapeutics, Inc., a public subsidiary of the parent company of our parent, InveniAI;

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stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry;

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publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

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announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, capital commitments or divestitures;

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announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

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investors’ general perception of our company and our business;

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third party publications and discussions about our business on social media, forums and other websites;

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recruitment or departure of key personnel;

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overall performance of the equity markets;

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trading volume of our common stock;

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ability to obtain additional funding or obtaining funding on unattractive terms;

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sales of common stock by us, our insiders or our other stockholders;

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expiration of market stand-off or lock-up agreements;

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disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

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significant lawsuits, including patent or stockholder litigation;

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changes in the structure of healthcare payment systems;

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changes in accounting standards, policies, guidelines, interpretations or principles;

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regulatory or legal developments in the United States and foreign countries;

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general political and economic conditions, many of which are beyond our control; and

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other events or factors, many of which are beyond our control.

The stock market in general, and the Nasdaq Global Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies, including very recently in connection with the COVID-19 pandemic and general economic uncertainty, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions, may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this section, could have a significant and material adverse impact on the market price of our common stock.
In addition, in the past, stockholders have initiated class action lawsuits against pharmaceutical and biotechnology companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources from our business.

If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after the completion of this offering. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. Based on the initial public offering price of $        per share, which is the mid-point of the price range set forth on the cover of this prospectus, you will experience immediate dilution of $        per share, representing the difference between our pro forma as adjusted net tangible book value per share as of June 30, 2023 and the initial public offering price. For a further description of the dilution that you will face immediately after this offering, see “Dilution.”
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that equity research analysts publish about us, our business and our market. We do not currently have and may never obtain research coverage by securities or industry analysts, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline significantly and impair our ability to raise adequate capital through the sale of additional equity or equity-linked securities.
Upon the closing of this offering, we will have outstanding        shares of common stock, after giving effect to the automatic conversion of our redeemable convertible preferred stock outstanding as of June 30, 2023 into        shares of our common stock, and assuming no exercise of outstanding options. Of these, the shares sold in this offering will be freely tradable immediately after this offering and substantially all of the additional shares of common stock will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements between our directors, officers, substantially all of our stockholders and the underwriters. The foregoing agreements are subject to certain limited exceptions, and BofA Securities, Inc. may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market. See “Underwriting.”
In addition, promptly following the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act of 1933, as amended, or the Securities Act, registering the issuance of        shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Rule 144 in the case of our affiliates.
Additionally, after this offering, the holders of an aggregate of        shares of our common stock, or their transferees, will have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register the resale of these shares, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.
Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering may significantly reduce the value of our shares to a potential acquiror or make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control was considered favorable by you and other stockholders. For example, our board of directors has the authority to issue up to        shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change of control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders.
Our charter documents will also contain other provisions that could have an anti-takeover effect, including:
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only one of our three classes of directors will be elected each year;

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stockholders will not be entitled to remove directors other than by a 66 2∕3% vote and only for cause;

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stockholders will not be permitted to take actions by written consent;

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stockholders cannot call a special meeting of stockholders; and

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stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions by prohibiting Delaware corporations from engaging in specified business combinations with particular stockholders of those companies. These provisions could discourage potential acquisition proposals and could delay or prevent a change of control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.
Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.
Following the completion of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates will beneficially own approximately        % of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options and without giving effect to any potential purchases by such persons in this offering). In addition, assuming (i) an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, and (ii) that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, InveniAI will own approximately    % of the economic interest and voting power of our outstanding common stock. As a result, these persons, acting together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets, or other significant corporate transactions.
Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the current market price of our common stock and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.
We are an “emerging growth company” and a “smaller reporting company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:
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not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

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reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

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not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means, among other conditions, that the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies, and we expect to rely on this exemption. Even after we no longer qualify as an emerging growth company, we may, under certain circumstances, still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.
We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.
We will have broad discretion over the use of proceeds from this offering, including for any purposes described under “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment and the failure by our management to apply these funds effectively could harm our business. Our failure to apply the net proceeds from this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.
Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.
You should not rely on an investment in our common stock to provide dividend income. We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our common stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees or the underwriters of any offering giving rise to such claim.
Our amended and restated certificate of incorporation provides, and our amended and restated certificate of incorporation that will be in effect immediately prior to the consummation of this offering will provide, that the Court of Chancery of the State of Delaware is the exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any action asserting a claim governed by the internal affairs doctrine provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our amended and restated certificate of incorporation further provides, and our amended and restated certificate of incorporation that will be in effect immediately prior to the consummation of this offering will provide, that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, or the underwriters of any offering giving rise to such claim, which may discourage such lawsuits against such parties. For example, stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery and federal district courts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Some companies that adopted a similar federal district court forum selection provision are currently subject to a suit in the Chancery Court of Delaware by stockholders who assert that the provision is not enforceable. If a court were to find either choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.
There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find these types of provisions to be inapplicable or unenforceable, and if a court were to find the exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could materially adversely affect our business.

General Risk Factors
If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, or fail, we could experience adverse consequences resulting from such compromise, or failure, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; land other adverse consequences.
In the ordinary course of our business, we and the third parties upon which we rely, process, collect, receive, store, use, transfer, protect, secure, dispose of, transmit, and share collectively referred to as processing proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, and trade secrets, collectively referred to as sensitive information. The secure processing, maintenance and transmission of sensitive information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions.
Cyber-attacks, malicious internet-based activity, online and offline fraud, security breaches and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities.
These risks, as well as the number and frequency of cybersecurity events globally, may also be heightened during times of war or other major conflicts. We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing attacks), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, electrical and telecommunications failures, earthquakes, fires, floods, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.
Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.
Future business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
We currently rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, employee email, and other functions. We also currently rely on commercially available tools from third-party service providers to process and safeguard our sensitive information and business data. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

Although, to our knowledge, we have not experienced any material security breach to date, any of the previously identified or similar threats or system failures could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties upon whom we rely. We have not yet conducted any internal audits or penetration tests on our information technology systems, nor have we enlisted any external parties to conduct security audits or penetration tests on our behalf. Such assessments, when conducted, could indicate vulnerabilities in our information technology systems about which we are not currently aware. If a security incident were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents.
Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Additionally, certain federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular categories of personally identifiable information, which could result from breaches experienced by us or the third parties upon whom we rely. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.
We may not be able to detect and remediate vulnerabilities in our information technology systems because the threats and techniques used to exploit the vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. These vulnerabilities pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. It is not possible to prevent all threats to our information technology systems and those of our third-party service providers, over which we exert less control, and any controls we implement to do so may prove to be ineffective.
If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause delays or disruptions in our clinical trials and development of product candidates, deter customers from using our products, and negatively impact our ability to grow and operate our business.
Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims. In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.
We are subject to stringent and evolving U.S. laws and regulations and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.
In the ordinary course of business, we process personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about clinical trial participants and sensitive third-party data. Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.
In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure, transfer, security and processing of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). Each of these constantly evolving laws can be subject to varying interpretations. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, which may create uncertainty in our business, affect our or our service providers’ ability to operate in certain jurisdictions or to collect, store, transfer use and share personal data, result in liability or impose additional compliance or other costs on us.
For example, HIPAA imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.
Additionally, California enacted the California Consumer Privacy Act of 2018, or the CCPA, which applies to personal information of consumers, business representatives, and employees, and requires businesses subject to the CCPA to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per intentional violation, as well as a private right of action for certain data breaches that allows private litigants to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA would increase compliance costs and potential liability with respect to other personal data we maintain about California residents, should we become subject to the CCPA in the future.
Further, the California Privacy Rights Act of 2020, or the CPRA, expands the CCPA’s requirements, including by adding a new right for individuals to correct their personal information and establishing a new regulatory agency to implement and enforce the law. Other states, such as Virginia, Colorado, Utah, and Connecticut, have also passed comprehensive privacy laws, and similar laws are being considered in several other states (including Washington, which recently enacted the My Health, My Data Act), as well as at the federal and local levels. While many of these state laws, like the CCPA, also exempt certain protected health information that is subject to HIPAA and data processed in the context of clinical trials, these developments further complicate compliance efforts, may impact certain of our business activities, and increase legal risk and compliance costs for us and the third parties upon whom we rely, if and when we become subject to those state laws.
Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, our processing of personal data may become subject to the European Union’s General Data Protection Regulation, or EU GDPR, and/or the United Kingdom’s so-called “UK GDPR.” Each of these regulations requires stringent standards of data privacy and security concerning personal data and potentially significant sanctions. For example, companies may face temporary or definitive bans on processing of personal data and other corrective actions; fines of up to 20 million Euros under the EU GDPR or, in each case, 4% of annual global revenue whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.
In the future, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. We may be unable to receive and/or further transfer onwards personal data that is processed subject to the EU GDPR and/or UK GDPR, or certain other data privacy and security regimes, due to limitations on cross-border data flows and/or actual or de facto data localization requirements. In particular, the EU GDPR and UK GDPR impose significant restrictions on the transfer of personal data to the United States and other countries whose privacy laws are considered ‘inadequate’ for the purposes of either or both of those regulations. Although there are currently various mechanisms that may be used to effect such cross-border transfers of personal data in compliance with the EU GDPR and UK GDPR, such as the European Commission’s “Standard Contractual Clauses” and the United Kingdom’s “International Data Transfer Agreement / Addendum,” these mechanisms are currently subject to legal challenges, and there is no assurance that, if and when we may seek to transfer personal data from the EU or UK, we will be able to satisfy or be able to rely on these mechanisms to lawfully effect cross-border transfers of personal data. If there is no lawful manner for us to effect or be the recipient of cross-border transfers of personal data in compliance with the EU GDPR and/or UK GDPR, or if the requirements for a compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the inability to operate in those jurisdictions, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, injunctions against our processing or transferring of personal data necessary to operate our business, as well as compensation claims by affected individuals, negative publicity, reputational harm, and a potential loss of business and goodwill. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data to recipients outside the European Economic Area, or the EEA, for allegedly violating the EU GDPR’s cross-border data transfer limitations. Additionally, companies that transfer personal data to recipients outside of the EEA and/or UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators individual litigants and activist groups.
Several states and localities have enacted measures related to the use of artificial intelligence and machine learning in products and services. For example, in Europe, there is a proposed regulation related to AI, that, if adopted, could impose onerous obligations related to the use of AI-related systems. Additionally, existing and future laws and evolving attitudes about AI and machine learning may impair our ability to collect, use, and maintain data points of sufficient type or quantity to develop and train our AI algorithms. We may have to change our business practices to comply with such obligations and to conform to rapidly changing practices relating to the use of AI.
We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We are currently in the process of updating our online privacy policy. If any privacy policies, marketing materials and other statements regarding data privacy and security that we publish are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, including the Federal Trade Commission, or other adverse consequences.
Obligations related to data privacy, security, and AI are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model.
We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties we rely on fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we may face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, as relevant, clinical trials and development of product candidates); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Our business activities will be subject to the Foreign Corrupt Practices Act and similar anti-bribery and anti-corruption laws, and applicable anti-money laundering laws.
As we expand our business activities outside of the United States, including our clinical trial efforts, we will be subject to various anti-corruption and anti-money laundering laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we operate. Anti-corruption laws, including the FCPA, generally prohibit companies and their employees, agents, CROs, contractors and other collaborators and partners from offering, promising, giving, soliciting, or authorizing others to give or receive anything of value, either directly or indirectly, to or from a non-United States government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-United States governments. Additionally, healthcare providers and doctors of state-owned or controlled entities, such as hospitals, universities, and research institutions, are also considered public officials under the FCPA. We may engage third parties to sell our products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. There is no certainty that all of our employees, agents, suppliers, manufacturers, CROs, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of facilities, including those of our suppliers and manufacturers, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries as well as difficulties in manufacturing or continuing to develop our products, and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.
We are subject to governmental export and import controls and trade economic sanctions that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.
We are subject to and required to comply with various export control, import and trade and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, collectively, Trade Control Laws. Trade Control Laws may prohibit or restrict our ability to export, reexport, transfer, or otherwise release our products or provide services without authorization. To the extent required, regulatory licensing requirements can hinder product lead time, and authorization is not guaranteed.
Changes in Trade Control Laws, which are dynamic, or to our product candidates may create delays in the introduction, provision or sale of our product candidates in international markets, prevent customers from using our product candidates or, in some cases, prevent the export or import of our product candidates to certain countries, governments or persons altogether. Any limitation on our ability, or the ability of our partners, to export, provide or sell our product candidates could adversely affect our supply chain and our business, financial condition and results of operations.
Compliance with applicable Trade Control Laws can be time- and resource-intensive. Although we are in the process of adopting policies and procedures reasonably designed to achieve compliance, we cannot guarantee the full effectiveness of these measures. Violations of applicable Trade Controls Laws which are aggressively enforced, can result in significant financial penalties, imprisonment of responsible personnel, loss of licensing privileges, other administrative penalties, reputational harm, and adverse business impact.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.
After the closing of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the stock market on which our common stock is listed. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.
Commencing with our fiscal year ending December 31,        , we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. In addition, when we lose our status as an “emerging growth company” and if we do not otherwise qualify as a “smaller reporting company” with less than $100 million in annual revenue, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting, which will require additional expense, resources and management commitment.
We may identify material weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the Securities and Exchange Commission, or SEC, or other regulatory authorities.
The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020, during which European Union rules continued to apply. A trade and cooperation agreement, or the Trade and Cooperation Agreement, that outlines the future trading relationship between the United Kingdom and the European Union was applied provisionally from January 1, 2021, and was formally entered into force on May 1, 2021.
Since a significant proportion of the regulatory framework in the United Kingdom that would be applicable to our business and our product candidates is derived from European Union directives and regulations, these directives and regulations could continue to impact, the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom or the European Union. For example, Great Britain is no longer covered by the centralized procedures for obtaining European Union-wide marketing and manufacturing authorizations from the EMA and a separate process for authorization of drug products is required in Great Britain. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would limit our ability to generate revenue and achieve and sustain profitability. In addition, while the Trade and Cooperation Agreement provides for the tariff-free trade of medicinal products between the United Kingdom and the European Union there are additional non-tariff costs to such trade which did not exist prior to Brexit. Furthermore, Brexit has reduced trade between the European Union and the United Kingdom and there are frequent delays in the transit of goods between the European Union and the United Kingdom. The ongoing impact of Brexit may force us to restrict or delay efforts to seek regulatory approval in the United Kingdom or the European Union for our product candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. Any further changes in international trade, tariff and import export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us.
We might not be able to utilize a significant portion of our net operating loss carryforwards.
We have generated, and expect to continue to generate significant federal and state net operating loss, or NOL, carryforwards in the future. As of December 31, 2022, we had federal and state NOLs of $3.3 million and $3.3 million respectively. Under current tax regulations, these NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Cuts and Jobs, or the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs is limited. It is uncertain how various states will respond to the Tax Act and CARES Act. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. Sales of our common stock by our existing stockholders, or additional sales of our common stock by us, could trigger additional limitations under Section 382 and have a material adverse effect on our results of operations in future years.
New tax laws or regulations, changes to existing tax laws or regulations or changes in their application to us or our customers may have a material adverse effect on our business, cash flows, financial condition or results of operations.
New tax laws, statutes, rules, regulations, directives, decrees or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations, directives, decrees or ordinances could be interpreted, changed or modified. Any such enactment, interpretation, change or modification could adversely affect us, possibly with retroactive effect. For example, the recently enacted Inflation Reduction Act imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. In addition, for certain research and experimental, or R&E, expenses incurred in tax years beginning after December 31, 2021, the Tax Act requires the capitalization and amortization of such expenses over five years if incurred in the United States and fifteen years if incurred outside the United States, rather than permitting such expenses to be deducted currently. Although there have been legislative proposals to repeal or defer the capitalization requirement, there can be no assurance that such requirement will be repealed, deferred or otherwise modified. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings and the deductibility of expenses under the Tax Act, as amended by the CARES Act or any future tax reform legislation, could have a material impact on the value of our deferred tax assets, result in significant one-time charges and increase our future U.S. tax expense.
We will incur increased costs and demands upon management as a result of being a public company.
As a public company listed in the United States, we will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, Sarbanes-Oxley, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of Sarbanes-Oxley, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and certain corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. As a result, we will incur significant additional legal, accounting and other costs. These additional costs could negatively affect our financial results.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and The Nasdaq Stock Market, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
Failure to comply with these rules might also make it more difficult for us to obtain some types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” or the negative of these words or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements speak only as of the date of this prospectus and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial and other trends that we believe may affect our business, financial condition and results of operations.
The forward-looking statements in this prospectus include, among other things, statements about:
•
our ability to continue as a going concern;

•
the anticipated timing, progress and results of our preclinical studies and clinical trials of our product candidates, including our expectations regarding the protocol and effectiveness of our planned redesign of the INVA80001 clinical trial conducted by our licensor, statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

•
our expectations about the safety, effectiveness and commercial viability of our product candidates;

•
the timing of our planned IND submissions, initiation of clinical trials and timing of expected clinical results for INVA8001, INVA8003 and our other future product candidates;

•
the timing of any submission of filings for regulatory approval of, and our ability to obtain and maintain regulatory approvals for, our current and future product candidates;

•
our expectations regarding the size of the patient populations, market acceptance and opportunity for and clinical utility of our product candidates, if approved for commercial use;

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our manufacturing capabilities and strategy, including the scalability and commercial viability of our manufacturing methods and processes;

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our expectations regarding the scope of any approved indication for INVA8001, INVA8003 or any other product candidate;

•
our ability to successfully commercialize our product candidates;

•
our ability to leverage the AI technology of the AlphaMeld Platform to identify and develop future product candidates, or our ability to in-license future product candidates;

•
our estimates of our expenses, ongoing losses, future revenue, capital requirements;

•
our ability to obtain additional funding for our operations, including funding necessary to complete our development and commercialization efforts of our product candidates;

•
our ability to establish or maintain collaborations or strategic relationships;

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our ability to identify, recruit and retain key personnel;

•
our ability to protect and enforce our intellectual property position for our product candidates, and the scope of such protection;

•
our financial performance;

•
our competitive position and the development of and projections relating to our competitors or our industry;

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the impact of laws and regulations;

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our ability to expand our pipeline of product candidates;

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our expectations regarding the impact of global pandemics, such as the COVID-19 pandemic, geopolitical uncertainty, including rising interest rates and inflation on our business and operations, including preclinical studies and clinical trials, collaborators and employees;

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our expected use of the net proceeds from this offering and the sufficiency of our existing cash to fund our future operating expenses and capital expenditure requirements; and

•
our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See the section titled “Where You Can Find More Information.”
Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, the events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus and are inherently uncertain. While we believe that such information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA
We obtained the industry, statistical and market data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. The content of these third-party sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.
All of the market data used in this prospectus involve a number of assumptions and limitations, and the sources of such data cannot guarantee the accuracy or completeness of such information. While we are not aware of any misstatements regarding the third-party information and we believe that each of these studies and publications is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

USE OF PROCEEDS
We estimate that the net proceeds from our issuance and sale of      shares of our common stock in this offering will be approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase up to                 additional shares), assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $      million, assuming the assumed initial public offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital. As of June 30, 2023, we had cash of $0.6 million. We intend to use the net proceeds from this offering, together with our existing cash, as follows:
•
approximately $      million to advance the development of INVA8001;

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approximately $      million to advance the development of INVA8003;

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approximately $      million to be repaid to InveniAI pursuant to the repayment terms under the line of credit, which (i) is payable upon the earlier of (x) December 31, 2023 or (y) us raising a cumulative amount of at least $25.0 million through financing and (ii) the amount payable, which includes the interest on the unpaid balance made under the line of credit with interest accruing at a rate per annum equal to the applicable federal rate for short-term loans as of the applicable date, in each case calculated based on a 365-day year and actual days elapsed;

•
$2.5 million to be paid to InveniAI pursuant to the Contribution Agreement; and

•
the remainder for general corporate purposes, including working capital, operating expenses and other capital expenditures.

Based on our current operational plans and assumptions, we believe that the net proceeds of this offering, together with our existing cash, will enable us to fund our operations through                 . We have based these estimates on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.
We may also use a portion of the remaining net proceeds to in-license, acquire or invest in complementary businesses, technologies, products or assets, although we have no current agreements, commitments or understandings to do so.
This expected use of net proceeds from this offering and our existing cash represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from preclinical studies, clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and United States government securities.

DIVIDEND POLICY
We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support our operations and fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, capital requirements, future prospects, restrictions imposed by contract and applicable law and other factors our board of directors may deem relevant, and subject to applicable laws and the restrictions contained in any future financing instruments.

CAPITALIZATION
The following table sets forth our cash and capitalization as of June 30, 2023:
•
on an actual basis;

•
on a pro forma basis, giving effect to (i) the conversion of all of our outstanding shares of preferred stock as of June 30, 2023, including 8,000,000 shares of our Series A preferred stock and 1,092,707 shares of our Series A-1 preferred stock, into an aggregate of 9,092,707 shares of common stock upon the closing of this offering, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and

•
on a pro forma as adjusted basis giving effect to (i) the pro forma adjustments described above, and (ii) our sale and issuance of       shares of our common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only. Our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus, the sections of this prospectus titled “Summary Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.
	As of June 30, 2023
	Actual	Pro Forma	Pro Forma, As Adjusted(1)
	(in thousands, except share and per share data)
Cash	$597	$	$
Series A convertible preferred stock, par value $0.0001 per share, 8,000,000 shares authorized, issued and outstanding actual: no shares authorized, issued and outstanding, pro forma and pro forma adjusted	594
Series A-1 convertible preferred stock, par value $0.0001 per share, 3,200,000 shares authorized, 1,092,707 shares issued and outstanding, actual: no shares authorized, issued and outstanding, pro forma and pro forma adjusted	5,117
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value; 16,980,000 shares authorized, 2,790,000 shares issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted, shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	748
Accumulated deficit	(12,735)
Total stockholders’ (deficit) equity	(11,987)
Total capitalization	$(5,679)	$	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $      million.

If the underwriters’ option to purchase additional shares is exercised in full, our pro forma as adjusted cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization as of June 30, 2023, would be $      , $      , $      and $      , respectively.
The number of shares of our common stock outstanding in the table above excludes:

•
2,380,100 shares of common stock issuable upon exercise of stock options under our 2021 Plan, outstanding as of June 30, 2023 with a weighted average exercise price of $0.77 per share; and

•
      shares of our common stock reserved for future issuance under the 2023 Plan plus a number of shares of common stock not to exceed           (consisting of the number of shares that remain available under the 2021 Plan as of immediately prior to the effective date of the 2023 Plan and any shares underlying options outstanding under the 2021 Plan that expire or otherwise terminate prior to exercise or settlement, as applicable, after the effective date of the 2023 Plan), as well as any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation—Equity Incentive Plans—2023 Equity Incentive Plan.”

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.
As of June 30, 2023, we had a historical net tangible book deficit of $12.0 million, or $(4.30) per share of common stock. Our historical net tangible book deficit per share represents total tangible assets less total liabilities and the carrying values of our preferred stock, which is not included within stockholders’ deficit, divided by the number of shares of our common stock outstanding as of June 30, 2023.
Our pro forma net tangible book value as of June 30, 2023 was $      million, or $      per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of      shares of our common stock, as if such conversion had occurred on June 30, 2023. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2023, after giving effect to the pro forma adjustment described above.
After giving further effect to the sale of      shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2023 would have been $      million, or $      per share. This amount represents an immediate increase in pro forma net tangible book value of $      per share to our existing stockholders and immediate dilution of $      per share to new investors in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock in this offering.
The following table illustrates this dilution:
Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of June 30, 2023	$(4.30)
Pro forma increase in historical net tangible book value per share attributable to the pro forma transactions described above
Pro forma net tangible book value per share as of June 30, 2023
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering		$
The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $      , and dilution in pro forma net tangible book value per share to new investors by approximately $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares we are offering would increase the pro forma as adjusted net tangible book value per share after this offering by $      and decrease the dilution per share to new investors participating in this offering by $      , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions. A decrease of 1.0 million shares in the number of shares we are offering would decrease the pro forma as adjusted net tangible book value per share after this offering by $      and increase the dilution per share to new investors

participating in this offering by $      , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions.
If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value after this offering would be $      per share, the increase in pro forma net tangible book value per share would be $      and the dilution per share to new investors would be $      per share, in each case assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The following table summarizes, as of June 30, 2023, on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid for such shares. The calculation below is based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders		%	$	%	$
New investors					$
Total		100.0%	$	100.0%	$
The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of June 30, 2023, after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 9,092,707 shares of common stock, and excludes:

•
2,380,100 shares of common stock issuable upon exercise of stock options under our 2021 Plan, outstanding as of June 30, 2023 with a weighted average exercise price of $0.77 per share; and

•
      shares of our common stock reserved for future issuance under the 2023 Plan plus a number of shares of common stock not to exceed           (consisting of the number of shares that remain available under the 2021 Plan as of immediately prior to the effective date of the 2023 Plan and any shares underlying options outstanding under the 2021 Plan that expire or otherwise terminate prior to exercise or settlement, as applicable, after the effective date of the 2023 Plan), as well as any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation—Equity Incentive Plans—2023 Equity Incentive Plan.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those discussed below. Additionally, there may be other risks and uncertainties that we are unable to identify at this time or that we do not currently expect to have a material impact on its business. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.
Overview
We are a biotechnology company developing small molecule oral therapeutics for immune-mediated inflammatory diseases, or IMIDs. Our aim is to develop oral, safe and effective small molecule therapies that control inflammation, prevent tissue damage, improve quality of life and achieve long-term disease remission. We believe that the lack of an in-depth understanding of the pathophysiological mechanisms underlying immune-mediated inflammation has restricted therapeutic options for several IMIDs to merely symptomatic interventions, with limited effectiveness. Our drug discovery and development approach combines artificial intelligence, or AI, and machine learning, or ML, with our team’s extensive experience and expertise, to decode the mechanisms and pathways that drive the initiation and progression of inflammation for patients with IMIDs. We currently have two product candidates, INVA8001, which we plan to progress into Phase 2b of clinical development, and INVA8003, which is in the early stage of preclinical development. We believe that our product candidates, INVA8001 and INVA8003, if approved, can potentially transform the treatment of several IMIDs, such as atopic dermatitis, or AD, chronic urticaria, or CU, and indolent systemic mastocytosis, or ISM, which are characterized by limited or no available therapeutic options or patient populations that are unresponsive, partially responsive or develop resistance to currently available therapies. INVA8001 is designed as an oral, small molecule, highly selective and potent inhibitor of chymase, a key mediator of mast cells driving inflammation, epithelial barrier damage and fibrosis.
We in-licensed INVA8001 from Daiichi Sankyo Company, Limited, or Daiichi. INVA8001 has undergone extensive preclinical and clinical testing for use in the treatment of AD, and has demonstrated a well characterized pharmacokinetic, or PK, profile and favorable safety results in a single ascending dose, or SAD, trial, a multiple ascending dose, or MAD, trial, and a Phase 2 clinical trial conducted by Daiichi. INVA8003 is a de-novo small molecule multi-inflammasome inhibitor that has shown strong inhibition of a key pro-inflammatory marker for several IMIDs in early preclinical testing. We plan to submit investigational new drug, or IND, applications to the U.S. Food and Drug Administration, or FDA, for INVA8001 in AD in 2024 and ISM by the first half of 2025 and, if cleared, initiate a Phase 2b trial for moderate to severe AD and a Phase 1b trial for ISM thereafter. We plan to initiate a Phase 1b trial for INVA8001 in CU in 2024, subject to regulatory clearance. We are currently conducting IND-enabling studies for INVA8003, and we intend to start good laboratory practice, or GLP, toxicology studies in 2024.
Prior to our formation, our operations, or the Invea Business, existed within InveniAI, LLC, or the Parent or InveniAI. We are a controlled subsidiary of InveniAI, which is a wholly owned subsidiary of BioXcel LLC. We expect that InveniAI will cease to be our controlling shareholder following this offering. INVA8001, INVA8002 (currently deprioritized) and INVA8003, or the Candidates, were initially selected using InveniAI’s artificial intelligence drug discovery platform, or AlphaMeld. InveniAI committed financial resources to perform significant research and development activities to validate the Candidates prior to our formation. In November 2021, we entered into a contribution agreement, or the Contribution Agreement with InveniAI pursuant to which InveniAI agreed to provide InveniAI’s rights, title, and interest in and to the Candidates to us in exchange for 8,000,000 shares of Series A preferred stock and for certain payments from us based on completion of certain clinical development and financing milestones. See “—Our Relationship with InveniAI” below for more information on the Contribution Agreement.

Prior to October 20, 2021, the date of our incorporation, our financial information for the year ended December 31, 2021 was derived by carving out historical results of operations associated with the Invea Business from the financial records of InveniAI. Since the Invea Business historically operated as part of InveniAI, standalone financial statements for the Invea Business had not historically been prepared. As the transfer of assets and liabilities upon our formation were between entities under common control, the financial statements herein have been prepared using InveniAI’s historical accounting records and policies and are presented on a standalone basis as if the Invea Business’ operations had been conducted independently from InveniAI for the period from January 1, 2021 to October 20, 2021, the date of our formation, and prior, and are combined with our results for the remainder of 2021.
We believe the assumptions underlying the financial statements are reasonable. However, the financial statements for the year ended December 31, 2021 included herein may not necessarily reflect our results of operations, financial position, and cash flows in the future or what they would have been had we been an independent, standalone company throughout all of 2021. As a result, historical financial information is not necessarily indicative of our future results of operations, financial position or cash flows.
To date, we have not generated any revenue and we have incurred net losses from our operations since our inception. To date, our business has been primarily financed by InveniAI in the form of the net parent investment, net proceeds from the issuance of preferred stock and common stock, borrowings under our Line of Credit with InveniAI (as defined below), early exercise of stock options, SAFE financings and borrowings from our Chief Executive Officer. Our net losses were $5.8 million and $3.6 million for the years ended December 31, 2022 and 2021, respectively, and $4.9 million and $2.6 million for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, our accumulated deficit amounted to $12.7 million.
As of June 30, 2023, we had cash on hand of $0.6 million. We believe that the net proceeds of this offering, together with our existing cash, will be sufficient to fund our operations. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. If we are unable to raise sufficient funding, we may be unable to continue to operate in the long-term. See “—Operating Capital and Capital Expenditure Requirements.”
Our management has concluded, and in its report on our financial statements for the year ended December 31, 2022, our independent registered public accounting firm included an explanatory paragraph stating, that our reliance on the support of our stockholders to fund our operations and lack of sufficient capital to fund operations for the next 12 months raises substantial doubt about our ability to continue as a going concern. See “Risk Factors—Our recurring losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.”
Our net losses have resulted from costs incurred in researching and developing the Candidates in our pipeline, license fees, planning, preparing, and conducting preclinical studies and IND preparatory costs, consulting fees, drug manufacturing fees, personnel-related costs and general and administrative activities associated with our operations. We expect to continue to incur significant expenses and corresponding increased operating losses for the foreseeable future as we continue to develop our product candidates and pipeline. Our costs may further increase as we conduct clinical trials, seek regulatory approval and prepare to commercialize our product candidates, if approved. We expect to incur significant expenses to continue to build the infrastructure necessary to support our expanded operations, clinical trials and if approved, commercialization, including manufacturing, marketing, sales and distribution functions. We also expect to experience increased costs associated with continuing to operate as an independent entity and operating as a public company. As a result, we will need substantial additional funding to support our continued operations and pursue our growth strategy. Until such time as we can generate significant revenue, if ever, we expect to finance our operations through equity offerings, debt financings or other capital sources which could include collaborations, strategic alliances or license agreements. We may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all. Our failure to raise capital or enter into such agreements as, and when, needed, could have a material adverse effect on our business, results of operations and financial condition, including requiring us to have to delay, reduce or eliminate product development or future commercialization efforts. The amount and timing of our future funding requirements will depend on many factors including the successful advancement of our current product candidates or any future product candidates. Our ability to raise additional funds may also be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide, such as those resulting from the COVID-19 pandemic, the hostilities in Ukraine, and increasing interest rates and rates of inflation.
Our Relationship with InveniAI
InveniAI is our largest stockholder. For the year ended December 31, 2021, our financial statements were derived by a carve-out process from the financial statements of InveniAI for the period from January 1, 2021 through October 20, 2021, the date of our formation, and reflect our standalone results for the remainder of 2021.
In November 2021, we entered into the Contribution Agreement with InveniAI, pursuant to which InveniAI agreed to contribute to us, and we agreed to acquire from InveniAI, all of InveniAI’s rights, title, and interest in and to the Candidates, and all of the assets and liabilities associated with the Candidates in consideration for 8,000,000 shares of Series A preferred stock and payments of up to $25.0 million for each Candidate upon the achievement of specific clinical and regulatory milestones. Under the Contribution Agreement we are also obligated to pay InveniAI a total of $2.5 million in connection with the closing of this offering, with $1.25 million due within 30 days of closing of this offering and $1.25 million due within 30 days of the first anniversary of the closing of this offering. See ‘‘Use of Proceeds.’’
We have entered into a Separation and Shared Services Agreement with InveniAI that took effect on November 24, 2021, or the InveniAI Services Agreement, pursuant to which InveniAI allows us to continue to use the office space, equipment, services based on the agreed upon terms and conditions for a payment of defined monthly or hourly fees. See “Certain Relationships and Related Person Transactions—Separation and Shared Services Agreement with InveniAI” for additional information.
In connection with the InveniAI Services Agreement, InveniAI agreed to provide us a line of credit, or the Line of Credit, permitting us to borrow up to $4.0 million. See “—Liquidity and Capital Resources—Sources of Liquidity” for additional information.
Basis of Presentation
Our financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States, or GAAP, applied on a consistent basis.
Our financial statements for the year ended December 31, 2021 were derived by carving out the historical results of operations prior to October 20, 2021, the date of our formation, from the results of operations of InveniAI, which included both direct and indirect expenses of InveniAI that were attributable to the Invea Business. The direct expenses consist primarily of salaries of research and development employees who spent time involved in the Invea Business, stock-based compensation for such employees, preclinical-related expenses, license fees, research expenses and fees paid to advisors and consultants. The indirect expenses consist of allocated employee costs, stock-based compensation, legal, technology costs, professional and consulting fees attributable to the Invea Business and general and administrative overhead (e.g., salaries of administrative personnel, depreciation, office expenses and interest expenses) for executive management, finance, legal, information technology and employee benefits administration allocated to the Invea Business based on headcount and other relevant measures. For compensation-related matters, the allocation was based on management’s assessment of a percentage of time that each employee contributed to the Invea Business on a routine basis. This percentage was applied to the overall compensation-related pool of costs and was allocated to the Invea Business accordingly.
We have calculated the income tax amounts in our financial statements for the year ended December 31, 2021 using a separate return methodology, and we have presented these amounts as if we were a separate taxpayer from InveniAI for the period since our date of incorporation on October 20, 2021. InveniAI is a disregarded limited liability company; therefore, its tax obligations were passed through to its members and were not a liability of InveniAI. As a result, InveniAI did not require a tax provision for federal or state purposes at any time, and no taxes were allocated to our financial statements for the year ended December 31, 2021, which were derived by a carve-out process from the financial statements of InveniAI. In connection with our incorporation as a C corporation, InveniAI became our controlling shareholder and contributed the Invea Business to us in a tax-free transaction on November 24, 2021, the effective date of the Contribution Agreement. Since the date of incorporation, we have been a standalone C corporation subject to corporate income tax and the deferred tax and assets have been calculated accordingly. See Note 7 to our audited financial statements included elsewhere in this prospectus for more information concerning income taxes.
We believe the assumptions underlying the carve-out financial statements for the year ended December 31, 2021 included herein are reasonable. However, these financial statements and our historical results of operations, financial position and cash flows discussed in this document may not be indicative of what they would have been had we actually been an independent standalone entity throughout all of 2021, nor are they necessarily indicative of our future results of operations, financial position and cash flows.
Macroeconomic Trends and the Impact of the COVID-19 Pandemic
We continue to actively monitor the impact of various macroeconomic trends, such as high rates of inflation, supply chain disruptions and geopolitical instability, and the COVID-19 pandemic on our business.
The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. As COVID-19 transitions from a pandemic to an endemic disease, we cannot predict the potential future impacts of COVID-19 on us and third parties with whom we conduct business. These impacts will depend on future developments that are highly uncertain and cannot be predicted at this time. Given these uncertainties, COVID-19 could impact our business operations and our ability to execute on our associated business strategies and initiatives, and adversely impact our results of operations and our financial condition in the future, and could disrupt the business of third parties with whom we do business. We will continue to closely monitor and evaluate the nature and extent of the impacts of COVID-19 on our business, financial condition, results of operations, and prospects.
Macroeconomic conditions, such as rising inflation, higher interest rates, changes in regulatory laws and monetary exchange rates, and government fiscal policies, can also have a significant effect on operations including through higher costs and extended timelines. In addition, current geopolitical instability, including the Russia-Ukraine conflict and related sanctions, have had, and could continue to have, significant ramifications on U.S. and global financial markets, including volatility. Such macroeconomic and geopolitical conditions could adversely impact our ability to obtain financing in the future at a time and on terms acceptable to us, or at all. We will continue to evaluate how and to what extent macroeconomic and geopolitical conditions impact our business, financial condition and results of operations.
Components of Our Results of Operations
Revenues
To date, we have not generated any revenue and do not expect to generate any revenue from the sale of products or from other sources in the near future, if at all. If our development efforts for current or future product candidates are successful and result in marketing approval or if we enter into collaboration or license agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from such collaboration or license agreements.
Operating Costs and Expenses
Research and Development
Research and development expenses for our product candidates represent the majority of our operating expenses. Our research and development expenses consist primarily of costs incurred for research and development activities associated with INVA8001 and the other product candidates in our pipeline, and include both direct and indirect expenses such as:
Direct Expenses:
•
costs for laboratories that conduct our preclinical or clinical research activities, target validation, formulation costs and regulatory costs;

•
the cost of developing and manufacturing preclinical and clinical trial materials;

•
payments made under third-party licensing agreements; and

•
costs for consultants including their fees and ancillary travel expenses.

Indirect Expenses:
•
personnel-related expenses including salaries, benefits, stock-based compensation and other related costs for individuals involved in the research and development activities; and

•
overhead expenses not directly tied to a specific program or project.

We expense research and development costs as incurred. We recognize research and development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors or our estimate of the level of service that has been performed at each reporting date. Payments for these development activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our financial statements as prepaid expenses or accrued expenses.
Research and development activities are a central part of our growth strategy. Therefore, we expect that our research and development expenses will continue to increase for the foreseeable future, particularly as we advance INVA8001 into clinical trials in AD, CU and ISM. We intend to continue to discover and develop additional product candidates, expand our headcount and maintain and expand and enforce our intellectual property portfolio.
Because of the numerous risks and uncertainties associated with the development and regulatory approval process for our current and future product candidates, we cannot determine with certainty the duration and completion costs of the planned clinical trials for INVA8001, or the preclinical work for INVA8003, or our other current and future product candidates. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs and timing of preclinical and clinical trials and development of our product candidates are uncertain and will depend on a variety of factors, including, the efficacy and safety profiles of the relevant product candidates, clinical trial timing and duration, clinical enrollment, drop-out and discontinuation rates, regulatory feedback and any additional clinical trials or monitoring that may be required, and significant and changing government regulation. In addition, the probability of success for each product candidate, if approved, will depend on numerous factors, including competition, manufacturing capability and commercial viability, including doctor and patient acceptance and reimbursement. We are also unable to predict when, if ever, material net cash inflows will commence from the sale of our current product candidates or any future product candidates, if approved. This is due to the numerous risks and uncertainties associated with product development.
General and Administrative
General and administrative expenses consist primarily of personnel-related expenses, including salaries, benefits and stock-based compensation for employees in executive, finance, and administrative support functions. Other significant general and administrative expenses include legal fees related to corporate matters and intellectual property, fees paid for accounting, consulting and other professional services and expenses for rent, insurance and other operating costs.
We expect that our general and administrative expenses will continue to increase as our business expands to support our continued research and development activities, including planned future preclinical studies and clinical trials, and our operations as a public company. These increases will likely include increased costs for director and officer liability insurance, hiring additional personnel (including stock-based compensation expense) and increased fees for outside consultants, attorneys, accountants and advisors. We also expect to incur increased costs to comply with corporate governance, internal control over financial reporting, investor relations and disclosure and similar requirements applicable to public companies. In addition, if we obtain regulatory approval for our current product candidates or any product candidates we may develop in the future and do not enter into a third-party commercialization collaboration with respect to such approved product candidates, we expect to incur significant expenses related to building a sales and marketing team to support product sales, marketing and distribution activities.

Interest Expense
Interest expense primarily consists of interest on the Line of Credit from InveniAI and the line of credit from our chief executive officer.
Financial Operations Overview and Analysis
Comparison of the Years Ended December 31, 2022 and 2021
The following table summarizes our results of operations and a comparison of the change between the periods derived from our audited financial statements (in thousands, except percentages):
	Year Ended December 31,		$ Change	% Change
	2022	2021
Operating expenses:
Research and development	$3,445	$2,513	$932	37%
General and administrative	2,257	1,102	1,155	105%
Total operating expenses	5,702	3,615	2,087	58%
Loss from operations	(5,702)	(3,615)	(2,087)	58%
Interest expense	51	—	51	—
Net loss	$(5,753)	$(3,615)	$(2,138)	59%
Research and Development Expenses
InveniAI did not allocate costs to various development programs of the Invea Business. Accordingly, cost data for each of our development programs for the year ended December 31, 2021 is not available. Beginning January 1, 2022, we began allocating costs to our individual development candidates. The following table summarizes our research and development expenses for the year ended December 31, 2022 (in thousands):
Year Ended December 31, 2022
Direct Costs:
INVA8001	$1,381
INVA8002 (deprioritized)	257
INVA8003	230
Other development programs	64
Indirect costs	1,513
Total research and development expenses	$3,445
For the year ended December 31, 2022, indirect costs consisted of $1.5 million of personnel-related expenses.
Research and development expenses increased $0.9 million, or 37%, from $2.5 million for the year ended December 31, 2021, to $3.4 million for the year ended December 31, 2022. The increase was primarily due to:
•
a $0.7 million increase in compensation-related expenses, which includes salaries, benefits, payroll taxes and stock-based compensation driven by an increase in headcount to support the advancement of our development efforts;

•
a $0.5 million increase in product candidate manufacturing costs for INVA8001 needed in anticipation of our planned clinical trials; and

•
a $0.5 million increase in preclinical experiment development costs primarily in connection with INVA8001.

This increase was offset by a $0.5 million decrease in license acquisition fees that were allocated to us in connection with the carve out process from InveniAI, $0.25 million of which was paid to Daiichi pursuant to the Daiichi Agreement for INVA8001 and $0.25 million of which was paid to a third party to access a compound library for INVA8003, and a $0.3 million decrease in research and development consulting expenses.
General and Administrative Expenses
General and administrative expenses increased $1.2 million, or 105%, from $1.1 million for the year ended December 31, 2021, to $2.3 million for the year ended December 31, 2022. The increase was primarily due to:
•
a $0.3 million increase in employee-related compensation, which includes salaries, benefits, payroll taxes and stock-based compensation driven by an increase in headcount to support the advancement of our development efforts;

•
a $0.6 million increase in professional fees primarily driven by an increase in professional fees for corporate legal, accounting, consulting and strategic advisory and valuation services; and

•
a $0.3 million increase in overhead-related expenses.

Interest Expense
Interest expense was $50 thousand for the year ended December 31, 2022. We did not have interest expense for the year ended December 31, 2021. The increase in interest expense was primarily due to interest on the Line of Credit due to increased borrowings and interest accrued on a line of credit provided by our Chief Executive Officer.
Comparison of the Six Months Ended June 30, 2023 and 2022
The following table summarizes our results of operations and a comparison of the change between the six months ended June 30, 2023 and 2022 (in thousands, except percentages):
	Six Months Ended June 30,
	2023	2022	$ Change	% Change
Operating expenses:
Research and development	$2,522	$1,706	$816	48%
General and administrative	1,485	906	579	64%
Total operating expenses	4,007	2,612	1,395	53%
Loss from operations	(4,007)	(2,612)	(1,395)	53%
Other (income) expense, net:
Interest expense	56	23	33	143%
Change in fair value of derivative liability	890	—	890	100%
Change in fair value of SAFE liability	(23)	—	(23)	100%
Net loss	$(4,930)	$(2,635)	$(2,295)	89%

Research and Development Expenses
The following table summarizes our research and development expenses for the six months ended June 30, 2023 and 2022 (in thousands):
	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Direct Costs:
INVA8001	$1,365	$495
INVA8002 (deprioritized)	75	264
INVA8003	83	124
Other development programs	16	54
Indirect costs	983	769
Total research and development expenses	$2,522	$1,706
For the six months ended June 30, 2023 and 2022, indirect costs consisted primarily of $0.9 million and $0.7 million of personnel-related expenses, respectfully.
Research and development expenses increased $0.8 million, or 48%, from $1.7 million for the six months ended June 30, 2022, to $2.5 million for the six months ended June 30, 2023. The increase was primarily due to:

•
a $0.2 million increase in compensation-related expenses, which includes salaries, benefits, payroll taxes and stock-based compensation driven by an increase in headcount to support the advancement of our development efforts;

•
a $0.7 million increase in product candidate manufacturing costs for INVA8001 needed in anticipation of our planned clinical trials;

•
a $0.1 million increase in license acquisition fees paid to a third party for INVA8002 formulation;

•
a $0.1 million increase in professional fees; and

•
offset by a $0.3 million decrease in preclinical development costs.

General and Administrative Expenses
General and administrative expenses increased $0.6 million, or 64%, from $0.9 million for the six months ended June 30, 2022, to $1.5 million for the six months ended June 30, 2023. The increase was primarily due to:

•
a $0.1 million increase in stock-based compensation expense primarily as a result of an increase in stock options granted and an increase in the fair value of our common stock on newer grants;

•
a $0.3 million increase in professional fees primarily driven by an increase in professional fees for corporate legal, accounting, consulting, strategic advisory and valuation services; and

•
a $0.2 million increase in travel expenses, corporate subscriptions and licenses.

Other (Income) Expense, Net
The increase of $0.9 million in other (income) expense, net was primarily due to the remeasurement of the fair value of the derivative liability recognized in the six months ended June 30, 2023, an increase in interest expense due to increased borrowings and higher average interest rates on the Line of Credit and interest accrued on the officer line of credit.

Liquidity and Capital Resources
Sources of Liquidity
Since our inception, we have not recognized any revenue and have incurred significant losses in each period and on an aggregate basis. We reported net losses of $5.8 million and $3.6 million for the years ended December 31, 2022 and 2021, respectively, and net losses of $4.9 million and $2.6 million for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, our accumulated deficit amounted to $12.7 million, and we had $0.6 million in cash on hand.
Since the date of our incorporation, we have funded our operations primarily through: the sales of our Series A-1 preferred stock for gross proceeds of $5.2 million, net borrowings under the Line of Credit with InveniAI of $3.3 million, aggregate investment of $1.0 million from our Chief Executive Officer and an affiliate of our Chief Executive Officer in connection with issuance of Simple Agreements for Future Equity, or SAFEs, $0.2 of net borrowings under a line of credit with our Chief Executive Officer, proceeds received on the early exercise of stock options of $0.1 million and net proceeds from sales of our common stock of $0.3 million.
These conditions raise substantial doubt about our ability to continue as a going concern. Our management has concluded, and in its report on our financial statements for the year ended December 31, 2022, our independent registered public accounting firm included an explanatory paragraph stating, that our reliance on the support of our stockholders to fund our operations and lack of sufficient capital to fund operations for the next 12 months raises substantial doubt about our ability to continue as a going concern. See “Risk Factors—Our recurring losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.”
Related Party Lines of Credit and SAFEs
On November 24, 2021, we entered into the Line of Credit with InveniAI, which provides for aggregate borrowings of up to $4.0 million. The Line of Credit is payable upon the earlier of (i) December 31, 2023 or (ii) us raising a cumulative amount of at least $25.0 million through financing. The amount payable includes the interest on the unpaid balance of each advance made under the Line of Credit. Interest accrues at a rate per annum equal to the applicable federal rate for short-term loans as of the applicable date, in each case calculated based on a 365-day year and actual days elapsed. At June 30, 2023, we owed $3.3 million under the Line of Credit, and the Line of Credit had $0.7 million remaining available to borrow.
During 2022, we also borrowed $0.2 million from our Chief Executive Officer pursuant to a line of credit, which subsequently converted into a SAFE in March 2023. In addition, in March 2023, we entered into SAFEs with the Chief Executive Officer for a total of $1.0 million. Upon the earlier of our IPO or a transaction or series of transactions in connection with raising capital, the SAFEs will convert into the number of shares of either preferred stock or common stock at the price per share of such financing transaction.
Cash Flows
The following table provides information regarding our cash flows for each of the periods presented (in thousands):
	Year Ended December 31,		Six Months Ended June 30,
	2022	2021	2023	2022
Cash provided by (used in)
Operating activities	$(5,250)	$(3,094)	$(3,043)	$(3,029)
Investing activities	(6)	(5)	(2)	—
Financing activities	5,520	3,423	3,054	5,505
Net increase in cash	$264	$324	$9	$2,476

Operating Activities
For the year ended December 31, 2022, net cash used in operating activities was $5.3 million, which primarily consisted of a net loss of $5.8 million, an increase in prepaid drug manufacturing expenses of $0.1 million partially offset by an increase in accounts payable, accrued expenses and other current liabilities of $0.4 million and stock-based compensation of $0.2 million. For the year ended December 31, 2021, net cash used in operating activities was $3.1 million, which primarily consisted of a net loss of $3.6 million offset by an increase in accounts payable, accrued expenses and other current liabilities of $0.5 million.
For the six months ended June 30, 2023, net cash used in operating activities was $3.0 million, which primarily consisted of a net loss $4.9 million, an increase in prepaid drug manufacturing expenses of $0.1 million partially offset by an increase accounts payable and accrued expenses of $0.6 million, a $0.8 million in the change in fair value of derivative liabilities and stock-based compensation expense of $0.2 million. For the six months ended June 30, 2022, net cash used in operating activities was $3.0 million, which primarily consisted of a net loss $2.6 million and an increase in prepaid drug manufacturing costs of $0.4 million.
Investing Activities
For the years ended December 31, 2022 and 2021, net cash used in investing activities was for the purchase of computer-related equipment.
For the six months ended June 30, 2023, net cash used in investing activities was for the purchase of computer-related equipment. For the six months ended June 30, 2022, there was no cash used in investing activities.
Financing Activities
Net cash provided by financing activities was $5.5 million during the year ended December 31, 2022, which was primarily attributable to net proceeds received from the issuance of Series A-1 preferred stock and from proceeds received from a prepayment of Series A-1 preferred stock issuance of $4.6 million, net proceeds from common stock issuances and for early exercised stock options of $0.2 million and net borrowings from the Line of Credit with InveniAI of $0.7 million.
Net cash provided by financing activities was $3.4 million during the year ended December 31, 2021, which was attributable to the net investment by InveniAI of $2.5 million, $0.8 million for net borrowings under from the Line of Credit with InveniAI and net proceeds of $0.1 million for the issuance of common stock.
Net cash provided by financing activities was $3.1 million during the six months ended June 30, 2023, which was primarily attributable to net borrowings from the Line of Credit of $1.4 million, proceeds from the issuance of a convertible SAFE to related party of $1.0 million, net proceeds received from the issuance of Series A-1 preferred stock of $0.5 million and proceeds from the officer line of credit of $0.2 million.
Net cash provided by financing activities was $5.5 million during the six months ended June 30, 2022, which was primarily attributable to proceeds received from the issuance of Series A-1 preferred stock of $4.6 million, net borrowings from the Line of Credit of $0.4 million, proceeds from the officer line of credit of $0.3 million and net proceeds from common stock issuances and for early exercised stock options of $0.2 million.
Operating Capital and Capital Expenditure Requirements
Our primary uses of capital will continue to be research and development activities, clinical trial expenses, drug manufacturing costs, consulting fees, employee-related costs and overhead expenses. We will also incur costs associated with directors’ and officers’ insurance and costs necessary to operate as a public company. We expect to continue to incur significant and increasing operating losses at least for the foreseeable future as we commence clinical trials for INVA8001, subject to clearance of applications with the applicable regulatory authorities, and preclinical studies for INVA8003, seek regulatory approvals and pursue development of our other product candidates in our pipeline. We do not expect to generate revenue unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our planned clinical trials and our expenditures on other research and development activities. We anticipate that our expenses will increase substantially as we:
•
commence our clinical development of our lead product candidate, INVA8001 and preclinical studies for INVA8003;

•
conduct additional research and preclinical development our pipeline of product candidates;

•
seek to identify, acquire, develop and commercialize additional product candidates;

•
maintain, expand and protect our intellectual property portfolio;

•
hire scientific, clinical, quality control and administrative personnel;

•
add operational, financial and management information systems and personnel, including personnel to support our product candidate development efforts;

•
seek regulatory approvals for any product candidates that successfully complete clinical trials;

•
ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any product candidates for which we may obtain regulatory approval; and

•
begin to operate as a public company.

From the proceeds of this offering, we are required to repay the amounts due to InveniAI for borrowings under the Line of Credit with InveniAI. As of June 30, 2023, the amount borrowed under the Line of Credit was $3.3 million. Pursuant to the Contribution Agreement, we are also required to pay InveniAI a total of $2.5 million following the completion of our IPO, with $1.25 million within 30 days of the closing of this offering and $1.25 million due within 30 days of the first anniversary of the closing of this offering. See ‘‘Use of Proceeds.’’
We believe that the net proceeds of this offering, together with our existing cash, will be sufficient to fund our operations. We have based our projections of operating capital requirements on assumptions that may prove to be incorrect, and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development, and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future capital requirements will depend on many factors, including the scope of clinical trials we may choose to conduct, additional product candidates we may choose to develop, our ability to receive regulatory approvals, fluctuations in the cost and timing of our business activities, including manufacturing, hiring and protection of our intellectual property portfolio, and the other risks and uncertainties described in “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.
We expect that we will need to obtain substantial additional funding in order to complete our clinical trials and obtain regulatory approval for INVA8001, INVA8003 and our other product candidates. Until such time, if ever, as we can generate substantial revenues to support our expenses, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations and other similar arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of common stock, convertible securities or other equity securities, the ownership interests of our existing stockholders may be materially diluted, and the terms of these securities could include liquidation or other preferences that could adversely affect the rights of our existing stockholders. In addition, debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business. Our ability to raise additional funds may be adversely impacted by macroeconomic and geopolitical conditions and the disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from factors that include but are not limited to, inflation, the conflict between Russia and Ukraine and other factors, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, uncertainty about economic stability and potential recession. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult to obtain, more costly and more dilutive. If we raise funds through collaborations or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise capital when needed or on attractive terms, we could be forced to significantly delay, scale back or discontinue the development or commercialization of INVA8001, INVA8003 or other product candidates, seek collaborators at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available, and relinquish or license, potentially on unfavorable terms, our rights to INVA8001, INVA8003 or other product candidates that we otherwise would seek to develop or commercialize ourselves.
Contractual Obligations
We have an exclusive licensing agreement with Daiichi related to INVA8001 for all human indications. Pursuant to the Daiichi Agreement, we are obligated to pay Daiichi up to $0.6 million in the aggregate upon the achievement of specific clinical milestones and a flat royalty in the mid-single-digits based on net sales of a INVA8001 product candidate in a country. The royalty term continues for any applicable INVA8001 product candidate on a country-by-country basis beginning on the first commercial sale of such product candidate and ending on the latest of (a) expiration of the last valid claim in a licensed patent that covers the manufacture, use, or sale of the product candidate in such country, (b) the expiration of all applicable market exclusivity in such country and (c) ten years after the first commercial sale of such product candidate in such country. Notwithstanding the foregoing, we may extend the royalty term on a country-by-country basis for an additional two years upon prior written notice to Daiichi. See “Business—Licensing and Collaboration Agreements—Daiichi Sankyo” for further information.
We are also subject to a number of contractual obligations under the Line of Credit with InveniAI, Contribution Agreement and the InveniAI Services Agreement. We are required to repay amounts outstanding under the Line of Credit from the proceeds of this offering. We had $3.3 million outstanding under the Line of Credit as of June 30, 2023. Pursuant to the Contribution Agreement, we are required to pay InveniAI a total of $2.5 million in connection with the closing of this offering, with $1.25 million due within 30 days of closing this offering and $1.25 million due within 30 days of the first anniversary of the closing of this offering. We are also required to pay InveniAI certain fixed monthly and hourly amounts for lease of office space services it provides to us. See “—Our Relationship with InveniAI.”
We also enter into, or anticipate entering into, contracts in the normal course of business for contract research services, contract manufacturing services, professional services and other services and products for operating purposes. These contracts do not contain any minimum purchase commitments and generally provide for termination after a notice period, and, therefore, are cancelable contracts. Payments due upon cancelation consist only of payments for services provided and expenses incurred up to the date of cancelation.
Critical Accounting Policies and Significant Judgments and Estimates
Research and Development Expenses
Research and development costs are expensed as incurred. Research and development costs consist of salaries, benefits, and other personnel related costs, including stock-based compensation, consulting, preclinical studies, drug manufacturing costs, fees paid to other entities to conduct certain research and development activities on our behalf, as well as allocated facility and other related costs. Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed, which are generally short-term in nature.
We record an accrual for the costs of preclinical research and development activities and include such costs in accrued expenses, based on information from our vendors about the amount of services provided but not yet invoiced. These costs are a component of our research and development expenses.

Stock-Based Compensation
Our board of directors adopted the 2021 Equity Incentive Plan, or the 2021 Plan, on November 24, 2021. The purpose of the 2021 Plan is to attract and retain key personnel and to provide a means for directors, officers, managers, employees, consultants, and advisors to acquire and maintain an interest in our company, which interest may be measured by reference to the value of its common stock. See “Executive Compensation—Equity Incentive Plan—2021 Equity Incentive Plan” for further information on the 2021 Plan.
Stock option awards are valued at fair value on the date of grant and that fair value is recognized over the requisite service period. The estimated fair value of stock option awards was determined using the Black-Scholes option pricing model on the date of grant. Judgment and estimates used to determine the fair value of awards include, but are not limited to the fair value of our common stock, expected stock price volatility over the term of the awards and projected employee stock option exercise behaviors. The value of the award is recognized as an expense in the statement of operations over the requisite service period. We account for forfeitures as they occur, by reversing compensation cost when the award is forfeited.
We classify stock-based compensation expense in our statements of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified.
The fair value of each stock option is estimated on the grant date using the Black-Scholes option pricing model, which requires inputs based on certain subjective assumptions and judgements, including:
Expected Term—The expected term represents the period during which our stock-based awards are expected to be outstanding and is determined using the simplified method, which is based on the mid-point between the grant date and the contractual term date (or vesting end date, for early exercised stock options).
Volatility—We determine volatility based on the historical volatilities of comparable publicly traded biotechnology companies over a period equal to the expected term because there is no trading history for our common stock price. The comparable companies were chosen based on similar size, stage in the life cycle, or area of specialty. We will continue to apply this process until enough historical information regarding volatility of our own stock becomes available.
Risk-Free Interest Rate—The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.
Dividend Yield—We have never paid and have no plans to pay any dividends on our common stock. Therefore, we have used an expected dividend yield of zero.
Fair Value of Underlying Common Stock—Because our common stock is not yet publicly traded, we must estimate the fair value of common stock on each grant date. The board of directors considers numerous objective and subjective factors to determine the fair value of our common stock. The factors considered include, but are not limited to: (i) the results of contemporaneous valuations of our common stock performed by an independent third-party valuation firm; (ii) the prices, rights, preferences, and privileges of our contingently redeemable preferred stock relative to those of our common stock; (iii) the lack of marketability of our common stock; (iv) actual operating and financial results; (v) our current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale, given prevailing market conditions; and (vii) precedent transactions. We expect our stock-based compensation expense to increase in future periods, due to our existing unrecognized stock-based compensation expense and as we grant additional stock-based awards to continue to attract and retain our employees.
Charges from InveniAI
Prior to adopting the 2021 Plan, InveniAI granted stock options to our employees. As a result, as part of the carve-out process, related stock-based compensation expenses have been allocated to us over the required service period over which InveniAI stock option awards vest and in the same manner as salary costs of employees. Our employees continue to hold such options from InveniAI and, therefore, stock-based compensation expense related to those shares is included in our financial statements and reimbursement due to InveniAI for such expense was borrowed under the Line of Credit.
JOBS Act and Smaller Reporting Company Status
Under Section 107(b) of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an “emerging growth company” can delay the adoption of new or revised accounting standards until such time as those standards would apply to private companies. As an emerging growth company, we have elected to rely on this exemption to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Where allowable we have adopted early certain standards as described in Note 2 of our audited financial statements, included elsewhere in this prospectus. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. We will continue to remain an “emerging growth company” until the earliest of the following: (i) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (ii) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.235 billion; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, which would occur if, among other factors, the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year (subject to certain conditions).
We are also a “smaller reporting company” as defined under the Securities Exchange Act of 1934, or Exchange Act. We may continue to be a smaller reporting company after this offering even after we are no longer an emerging growth company, if either (i) the market value of our stock held by non-affiliates is less than $250.0 million as of the last business day of our most recently completed second fiscal quarter or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million as of the last business day of our most recently completed second fiscal quarter.
If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K. In addition, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.
Recent Accounting Pronouncements
We have reviewed all recently issued accounting pronouncements and have determined that, other than as disclosed in Note 2 to our financial statements included elsewhere in this prospectus, such standards do not have a material impact on our financial statements or do not otherwise apply to our operations.
Quantitative and Qualitative Disclosure About Market Risk
Interest Rate Risk
Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash is in the form of standard checking and savings accounts. Interest income is sensitive to changes in the general level of interest rates. We believe a hypothetical 100 basis point increase or decrease in interest rates during any of the periods presented would not have had a material impact on our financial statements included elsewhere in this prospectus.
The Line of Credit accrues interest at a rate per annum equal to the applicable federal rate for short-term loans as of the applicable date, in each case calculated based on a 365-day year and actual days elapsed. We do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rate.

Effects of Inflation
Inflation generally affects us by increasing our cost of labor and clinical trial costs. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience some effect in the near future (especially if inflation rates continue to rise) due to an impact on the costs to conduct clinical trials, labor costs we incur to attract and retain qualified personnel, costs to manufacture our product candidates for use in clinical trials and other operational costs. An inflationary environment could adversely affect our business, financial condition and results of operations.

BUSINESS
Overview
We are a biotechnology company developing small molecule oral therapeutics for immune-mediated inflammatory diseases, or IMIDs. Our aim is to develop oral, safe and effective small molecule therapies that control inflammation, prevent tissue damage, improve quality of life and achieve long-term disease remission. We believe that the lack of an in-depth understanding of the pathophysiological mechanisms underlying immune-mediated inflammation has restricted therapeutic options for several IMIDs to merely symptomatic interventions, with limited effectiveness. Our drug discovery and development approach combines artificial intelligence, or AI, and machine learning, or ML, with our team’s extensive experience and expertise, to decode the mechanisms and pathways that drive the initiation and progression of inflammation for patients with IMIDs. We currently have two product candidates, INVA8001, which we plan to progress into Phase 2b of clinical development, and INVA8003, which is in early stage preclinical development. We believe that our product candidates, INVA8001 and INVA8003, if approved, can potentially transform the treatment of several IMIDs, such as atopic dermatitis, or AD, chronic urticaria, or CU, and indolent systemic mastocytosis, or ISM, which are characterized by limited or no available therapeutic options or patient populations that are unresponsive, partially responsive or develop resistance to currently available therapies. INVA8001 is designed as an oral, small molecule, highly selective and potent inhibitor of chymase, a key mediator of mast cells driving inflammation, epithelial barrier damage and fibrosis.
We in-licensed INVA8001 from Daiichi Sankyo Company, Limited, or Daiichi. INVA8001 has undergone extensive preclinical and clinical testing for use in the treatment of AD, and has demonstrated a well characterized pharmacokinetic, or PK, profile and favorable safety results in a single ascending dose, or SAD, trial, a multiple ascending dose, or MAD, trial, and a Phase 2 clinical trial conducted by Daiichi. INVA8003 is a de-novo small molecule multi-inflammasome inhibitor that has shown strong inhibition of a key pro-inflammatory marker for several IMIDs in early preclinical testing. We plan to submit investigational new drug, or IND, applications to the U.S. Food and Drug Administration, or the FDA, for INVA8001 in AD in 2024 and ISM by the first half of 2025 and, if cleared, initiate a Phase 2b trial for moderate to severe AD and a Phase 1b trial for ISM thereafter. We plan to initiate a Phase 1b trial for INVA8001 in CU in 2024, subject to regulatory clearance. We are currently conducting IND-enabling studies for INVA8003, and we intend to start good laboratory practice, or GLP, toxicology studies in 2024.
IMIDs encompass a clinically diverse range of unrelated conditions that share common inflammatory pathways and are characterized by disruptions in cellular homeostasis driven by common immune pathways and genetic factors. The prevalence of IMIDs is significant. Commonly known IMIDs include rheumatoid arthritis, the spondyloarthritis disease spectrum, connective tissue disorders, cutaneous inflammatory conditions (including psoriasis and atopic dermatitis), inflammatory bowel disease, asthma and autoimmune neurological diseases such as multiple sclerosis. Based on research available on the estimated population affected by each of these commonly known IMIDs, we estimate approximately 64 million individuals in the United States are living with a commonly known IMID. We also estimate more than 25 million individuals in the United States are living with AD, of which approximately 30% have moderate AD and approximately 10% have severe AD, which corresponds to approximately 10 million million patients with moderate or severe AD in the United States. A feature of many IMIDs is the strong induction or dysregulation of an inflammatory response that begins with inflammasome activation and can eventually progress to matrix remodeling and fibrosis. Targeting and correcting a dysregulated inflammatory response to effectively address IMIDs may present a significant opportunity to develop novel and potentially transformative treatments. Using AI, proprietary ML algorithms, natural language processing, or NLP, and manually curated ontologies through our use of InveniAI’s AlphaMeld Platform, we seek to identify key pathways and targets associated with IMIDs. By using the AlphaMeld Platform to mine key entities such as genes/targets, drugs, diseases, symptoms and bioprocesses, we have generated IMID-focused target-drug-disease networks to identify key entities, relationships between entities and the directionality of cause and effect to derive meaningful associations. Using this approach, and under the services of the InveniAI AlphaMeld team pursuant to the terms of the Separation and Shared Services Agreement, InveniAI delivered to Invea, an association network of over 9,000 potential targets to thousands of drugs and hundreds of IMIDs, which we refer to as our target association network. The target association network was developed using the AI and ML technology of the AlphaMeld platform and publicly available third-party data sets.

Subject to entering into a non-exclusive license agreement with InveniAI, we intend to use the AlphaMeld Platform to explore the target association network to identify select additional small molecule product candidates that we can subsequently either in-license or design in-house. See “Certain Relationships and Related Party Transactions — Separation and Shared Services Agreement with InveniAI.” We have prioritized mast cell and inflammasome biology as two focus areas based on evidence for the important association between these areas and disease pathogenesis for several IMIDs. Mast cells are a type of innate immune cell that have been associated with chronic inflammation. Following activation, mast cells “degranulate,” releasing various molecules or “mediators” such as chymase, a serine protease enzyme that triggers a cascade of events that fuel the pathophysiology of several IMIDs. Inflammasomes are danger-sensing receptors of the innate immune system. Following activation, inflammasomes have been demonstrated to play an essential role in initiating and controlling an inflammatory response and in the disease pathophysiology of a wide variety of diseases, including several IMIDs. We have initially prioritized our pipeline to address several IMIDs that are associated with these pathways.
Our lead program is INVA8001, which is designed as an oral, small molecule, highly selective and potent inhibitor of chymase, a key mediator of mast cells driving inflammation, epithelial barrier damage and fibrosis. We are initially developing INVA8001 for the treatment of AD, CU and ISM, with potential to expand into eosinophilic esophagitis, or EoE, and primary sclerosing cholangitis, or PSC, in the future. We believe INVA8001 has the potential to provide patients with a well-tolerated therapeutic option with no blanket immune-suppressive properties, that inhibits further proliferation and activation of mast cells rather than depleting mast cells and that serves as an oral small molecule alternative with a convenient dosing regimen to current standard-of-care treatments. We in-licensed INVA8001 (formerly referred to as ASB17061) from Daiichi in September 2021 due to existing research showing the important role of mast cells and chymase in AD and other IMIDs, its safety profile in preclinical studies and clinical trials, its proven mechanism of action in a previous Phase 2 trial in AD with a predecessor compound and, subject to FDA clearance of an IND application, its readiness to start Phase 2 trials. While Daiichi’s Phase 2 trial in AD did not meet the primary efficacy endpoint, we have closely analyzed the Phase 2 trial data and we believe we have identified potential gaps in that trial’s design. We expect our new trial design for INVA8001 to include a higher dosage and different dosing regimen of INVA8001, extended treatment duration and enrollment of AD subjects using well-defined selection criteria, including enriching for subjects with high levels of immunoglobulin E, or IgE, antibodies as a marker for mast cell activation and allergic inflammation. We expect to submit INDs to the FDA for AD in 2024 and ISM by the first half of 2025 and, if cleared, initiate a Phase 2b trial in moderate to severe AD and a Phase 1b trial in ISM thereafter. We expect to initiate a Phase 1b trial for INVA8001 in CU in 2024, subject to regulatory clearance.
Our second product candidate, INVA8003, is a novel oral small molecule multi-inflammasome inhibitor targeting apoptosis-associated speck-like protein containing a caspase activation and recruitment domain, or ASC, an adaptor protein that plays a key role in the assembly and activation of various inflammasomes. We believe INVA8003 has the potential to address the underlying immunopathology of chronic inflammation with application across several IMIDs. Prior attempts at designing NLRP3 inflammasome inhibitors targeted binding pockets that are common across different proteins involved in normal human physiological functions. Our approach instead focuses on protein-protein interaction inhibition, which we believe could be potentially better tolerated by patients. Additionally, inhibiting NLRP3 alone may limit the therapeutic efficacy and may be insufficient to inhibit an inflammatory response for IMIDs. INVA8003 is designed to potentially adopt a wider therapeutic window as it targets ASC, a common adaptor protein to many inflammasomes beyond NLRP3 such as NLRP1, NLRP6, NLRP7, NLRP12 and NLRC4. INVA8003 is currently undergoing IND-enabling studies and we intend to start GLP toxicology studies in 2024.
We hold worldwide development and commercialization rights to our pipeline and product candidates. Our product candidates are protected through exclusive intellectual property rights, including filed and issued patents covering composition of matter, dosing, methods of treatment, and potentially formulation. We obtained an exclusive, worldwide license to our foundational intellectual property rights for INVA8001 from Daiichi.
We have a well-qualified management team including individuals that have held senior executive roles globally at leading pharmaceutical or biotechnology organizations with extensive collective experience across the drug discovery and development continuum, including research, translational medicine, clinical development, regulatory affairs and policy, patient advocacy, and business and corporate development. We intend to leverage our combined expertise in drug discovery and development and AI and ML to continue building our pipeline of promising small molecule oral product candidates for the treatment of IMIDs with unmet needs.
Our Pipeline
We believe our product candidates have the potential to be compelling treatment options for several IMIDs.

*
All previous clinical trials of INVA8001 were conducted by Daiichi. We have not completed any clinical trials of INVA8001 to date and have not yet submitted IND applications to the FDA for AD and ISM or obtained regulatory clearance to initiate clinical development in CU. We intend to rely on the data collected from Daiichi’s trials in support of our IND application for INVA8001 in AD and ISM and to support our efforts to obtain regulatory clearance to initiate clinical development in CU. For additional information, see “—INVA8001 for the Treatment of Atopic Dermatitis—Historical Development of INVA8001 in AD.” Although we have discussed our proposed Phase 2 trial design for AD with the FDA during a pre-IND meeting, we have had limited interactions with the FDA and other comparable foreign regulatory authorities to date, and cannot be certain whether the FDA or other comparable foreign regulatory authorities will require us to conduct additional nonclinical studies or clinical trials until we file and receive clearance of our INDs for AD and ISM and we request and obtain regulatory clearance to initiate clinical development in CU.

Our Strategy
Our mission is to transform the lives of patients with chronic IMIDs through the development of oral, safe and effective small molecule product candidates. The key elements of our strategy include:

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Maximize the value of our lead product candidate, INVA8001, by advancing it into and through the clinic in AD and other indications. INVA8001 is an oral small molecule that is designed as a highly selective and potent inhibitor of chymase and has encouraging preclinical data across multiple IMIDs and clinical data in AD. We believe that INVA8001, if approved, has the potential to have broad applicability across several IMIDs. Based on extensive preclinical studies and clinical trials from our licensor, Daiichi, including dose-finding, PK, and safety data in 370 subjects, we have initially prioritized the development of INVA8001 in AD, CU and ISM. We expect to submit INDs for AD in 2024 and ISM by the first half of 2025 and, if cleared, initiate a Phase 2b clinical trial for moderate to severe AD and a Phase 1b clinical trial for ISM thereafter. We expect to initiate a Phase 1b trial for INVA8001 in CU in 2024, subject to regulatory clearance. We have also identified EoE and PSC as potential future expansion indications.

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Advance INVA8003 into the clinic for the treatment of select IMIDs. INVA8003 is an oral small molecule multi-inflammasome inhibitor. We believe that INVA8003, if approved, has the potential to have broad applicability across several IMIDs. We used an AI-based algorithmic approach to design INVA8003 as a new chemical entity, or NCE, to inhibit key protein-protein interactions during inflammasome assembly. We plan to create a development plan for INVA8003 by prioritizing a lead indication that already has an approved IL-1β inhibitor biologic therapeutic. We intend to pursue IND-enabling studies for INVA8003, starting with GLP toxicology studies in 2024.

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Continue to develop additional product candidates for the treatment of select IMIDs. Subject to entering into a non-exclusive license agreement with InveniAI, we intend to use the AlphaMeld Platform to explore our AI and ML IMIDs target association network, encompassing more than 9,000 potential targets, to select additional small molecule product candidates, which we can subsequently either in-license or design in-house, for IMIDs where there is a defined unmet need and regulatory pathway for effective oral therapies.

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Selectively enter into strategic collaborations. We plan to collaborate on product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources of larger biopharmaceutical companies. In addition to collaborating on our product candidates, we may also enter into collaborations for third-party product candidates for which we believe our technologies and expertise may be valuable.

Immune-Mediated Inflammatory Diseases
Figure 1. Current treatment landscape for IMIDs and challenges.

~64M INDIVIDUALS IN THE U.S. AND GROWING
CHRONIC IN NATURE
COMMON INFLAMMATORY PATHWAYS
IMIDs
UNMET NEED
BIOLOGICS
Common Targets
IL-4/IL-13, IgE, IgG1, IL-6, IL-17, α4β7 integrin
Common Targets
Tyrosine Kinases, Immunomodulators
SMALL MOLECULES AND TOPICALS
CHALLENGES
COMPLIANCE AND HIGH COST
PARTIAL OR NO RESPONSE/ RESISTANCE
SAFETY
CHALLENGES
BLACK BOX WARNINGS
OFF TARGET AND UNWANTED EFFECTS
WITHDRAWAL/REBOUND
NEED FOR ORAL, SAFE AND EFFECTIVE SMALL MOLECULE THERAPEUTICS

IMIDs encompass a clinically diverse range of unrelated conditions that share common inflammatory pathways and are characterized by disruptions in cellular homeostasis driven by common immune and genetic pathways. IMIDs are chronic in nature and characterized by long-lasting and substantial morbidity, significantly impacting the quality of life and potentially leading to premature mortality. The prevalence of IMIDs is significant. Commonly known IMIDs include rheumatoid arthritis, the spondyloarthritis disease spectrum, connective tissue disorders, cutaneous inflammatory conditions (including psoriasis and atopic dermatitis), inflammatory bowel disease, asthma and autoimmune neurological diseases such as multiple sclerosis. Based on research available the estimated population affected by each of these commonly known IMIDs, we estimate approximately 64 million individuals in the United States are living with a commonly known IMID. We also estimate more than 25 million individuals in the United States are living with AD, of which approximately 30% have moderate AD and approximately 10% have severe AD, which corresponds to approximately 10 million patients with moderate or severe AD in the United States. Furthermore, those already affected by an IMID face an increased risk of developing another. As the global population continues to age, the prevalence of IMIDs is projected to rise further.

Treatment options for IMIDs have historically relied heavily on glucocorticoids and other small chemical compounds as well as, for skin IMIDs, topicals that offer short-term relief for acute flares and are not an option for long-term treatment due to adverse events, limited efficacy and poor compliance. More recent advances, including cytokine blockade and tumor necrosis factor inhibitors, have led to the development of immune-targeted therapeutics, such as biological agents and small molecule-based therapies, including kinase inhibitors and immunomodulators. While topicals, small molecules, and biologics currently used for the treatment of various IMIDs have significantly advanced the management of these conditions, they also have significant disadvantages, including:
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Safety Issues. Existing topical treatments have known side effects such as skin atrophy, permanent telangiectasia, and bacterial and fungal infections. Some oral treatments include black box warnings such as increase in malignancy, adverse cardiovascular events, blood clots and serious infections. Biologics have known side effects such as lymphomas and serious infections.

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Inadequate Response. Patients may see partial or no response. Patients may also develop resistance caused by long-term use.

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Immunogenicity. Biologic treatments may generate anti-drug-antibodies, which could counteract the therapeutic effects of the treatment, lead to resistance and, in rare cases, induce adverse reactions.

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Withdrawal/Rebound. Long term continuous or inappropriate use of topical treatments can result in the development of rebound flares after stopping treatment, such as erythematoedematous and papulopustular.

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Compliance. Inconvenient or invasive dosing regimens seen with the strict and often tedious application regimens of topical treatments and a commitment to a biweekly protocol for injectable administration of biologics often result in poor patient compliance.

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High Cost. Long term treatment requirements for the majority of IMIDs, especially biologics, resulting in a high healthcare burden.

There continues to be an unmet need for oral, safe and effective small molecule therapies for the treatment of IMIDs.
Our Approach
We aim to develop oral, safe and effective small molecule therapies that target common IMID pathways involved in the initiation and progression of an inflammatory response, from inflammasome activation to matrix remodeling and fibrosis. The inflammatory process has a number of components, including inflammatory inducers, sensors, mediators and the tissues that are ultimately affected. Each component has many pathways that are triggered based on the type of pathogen introduced. Targeting and correcting a dysregulated inflammatory response to effectively address IMIDs may present a significant opportunity to develop novel and potentially transformative treatments. We believe that the lack of an in-depth understanding of the pathophysiological mechanisms underlying immune-mediated inflammation has restricted therapeutic options for several IMIDs to merely symptomatic interventions, with limited effectiveness. Part of the challenge relates to the extreme biological and molecular complexity and intricacy of the pathways, making it a daunting and time-consuming task to harness them for therapeutic purposes.
We leverage our expertise together with powerful AI and ML tools to deconvolute complex information and extrapolate potentially significant relationships between a disease, gene (target) and best-fit therapeutic option, to select and validate product candidates.

Figure 2. Our AI- and ML-powered portfolio strategy for discovering novel targets and best-fit therapeutic options for IMIDs across the initiation and progression of inflammation.
Our powerful analyses consist of the following steps:

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AI- and ML-Based Association Building. Using AI, proprietary ML algorithms, NLP and manually curated ontologies through our use of InveniAI’s AlphaMeld Platform, we seek to identify key pathways and targets associated with IMIDs. By using the AlphaMeld Platform to mine key entities such as genes/targets, drugs, diseases, symptoms and bioprocesses, we have generated IMID-focused target-drug-disease networks to identify key entities, relationships between entities and the directionality of cause and effect to derive meaningful associations. Using this approach, and under the services of the InveniAI AlphaMeld team pursuant to the terms of the Separation and Shared Services Agreement, InveniAI delivered to Invea, an association network of over 9,000 potential targets to thousands of drugs and hundreds of IMIDs, which we refer to as our target association network. The target association network was developed using the AI and ML technology of the AlphaMeld platform and publicly available third-party data sets. We believe the AlphaMeld Platform’s AI- and ML-driven approach has the potential to accelerate the discovery process as well as identify “hidden” connections that may be very difficult to discern with human oversight alone. Furthermore, this approach provides our translational scientists with evidence to support novel discoveries and potentially helps streamline the regulatory pathway of future product candidates. We intend to enter into a license agreement with InveniAI, pursuant to which we will have non-exclusive rights to use the AlphaMeld Platform. Following entry into the license agreement, we intend to rely on the license, rather than the Separation and Shared Services Agreement, to use InveniAI’s AlphaMeld Platform to monitor our target association network in order to identify future product candidates.

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Prioritization of Product Concepts with Domain Expert Oversight. AI- and ML-derived associations are rank-ordered by domain experts based on the strength, quality and volume of evidence, as well as clinical relevance, competitive landscape, unmet need, regulatory path and commercial attractiveness. We have prioritized two areas based on our analysis providing evidence of a strong association with disease pathogenesis of several IMIDs: mast cell and inflammasome biology.

•
Product Concept Validation and Product Candidate Selection. We have designed our process to help us to validate concepts, for which we can identify and in-license relevant product candidates (e.g., INVA8001) or design novel product candidates (e.g., INVA8003).

Mast Cells and Chymase as a Target
Mast cells, a type of white blood cell, serve as immune sentinel cells and act as first responders to pathogens by sending signals to other tissues to modulate both innate and adaptive immune inflammatory responses as well as local neuro-immune interactions. Mast cells are present in connective tissues throughout the body, including the gastrointestinal tract, liver and skin. These cells play a crucial role in maintaining epithelial function and preserving tissue integrity. Mast cells respond to infection or cellular damage by expressing germline-encoded pattern recognition receptors that recognize unique bacterial, viral, fungal or parasitic components known as pathogen-associated molecular patterns, or PAMPs, and host-derived molecules, called damage-associated molecular patterns, or DAMPs. While mast cells play a crucial role in a regular immune response, dysregulated activation of these cells can lead to chronic inflammation and the eventual pathogenesis of several IMIDs.
Figure 3. Dysregulated mast cell degranulation leads to pathological events responsible for several IMIDs.

TRIGGERS OF MAST CELL ACTIVATION AND DEGRANULATION
OTHER FACTORS
DAMPs
MAST CELL
PAMPs
MAST CELL DEGRANULATION
RELEASE OF DOWNSTREAM MEDIATORS
CLEAVAGE AND ACTIVATION OF MCGF WHICH BINDS TO c-KIT RECEPTOR
Promotes activation and proliferation of mast cells and eosinophil migration
CHYMASE RELEASE
ACTIVATION OF VARIOUS SUBSTRATES
Ang II, MMPs, IL-33, TGF-β, Collagen 1, a-SMA and other chemokines
CHYMASE DRIVEN PATHOLOGICAL EVENTS
Inflammation
Epithelial Barrier Damage
Fibrosis

Following activation by PAMPs and DAMPs in body systems such as the gut and skin, mast cells undergo a process called “degranulation,” and release various molecules or “mediators,” such as chymase. Chymase is classified as a serine protease that plays a pivotal role in the recruitment of various immune cells, such as eosinophils, neutrophils, macrophages and lymphocytes, and the initiation of a cascade of events that promotes inflammation, epithelial barrier dysfunction and fibrosis. Upon its release, chymase modulates further proliferation and activation of mast cells by enzymatically converting mast cell growth factor, or MCGF (also known as stem cell factor, or SCF), to its bioactive form, which in turn binds to its receptor, or c-KIT, leading to the eventual pathogenesis of several IMIDs. In addition, chymase triggers the activation of several key substrates including angiotensin-II, or Ang II, matrix metalloproteinases-1 or -9, or MMP-1 and MMP-9, IL-33, transforming growth factor, or TGF-β, collagen I, α-SMA and chemokines.
Challenges with Current Approaches for Mast Cells
Over the past decade there have been two predominant approaches for targeting mast cells, namely inhibiting mast cell activation and depleting mast cells.

Figure 4. Current approaches targeting mast cell biology.
Inhibiting Mast Cell Activation. Therapeutics focused on inhibiting mast cell activation have primarily been biologics that block the antigen IgE receptor, or FcεRI, and the inflammatory cytokines IL-4 and IL-13 receptor, or IL-4Rα. While biologics can effectively treat various inflammatory conditions, they have several limitations.
Depleting Mast Cells. Therapeutics focused on mast cell depletion primarily involve small molecules or monoclonal antibodies. Small molecules such as tyrosine kinase inhibitors, or TKIs, act to inhibit the binding of SCF to its receptor c-KIT, and have traditionally had applications as chemotherapeutic agents. While many of these therapies are still being developed, they have presented serious safety concerns, including adverse effects seen with TKIs on specific organs.
ASC as a Target for Inflammasomes
Inflammasomes are danger-sensing receptors of the innate immune system. They are organized as large three-component multiprotein complexes found in the cytosol of cells such as macrophages and neutrophils and play a fundamental role in initiating and controlling an inflammatory response.
Figure 5. Inflammasome assembly is an immune-mediated response to PAMPs and DAMPs and, when dysregulated, leads to the pathogenesis underlying several IMIDs.

Inflammasomes are typically comprised of a sensor molecule, an adaptor protein, ASC, and pro-caspase-1. They are assembled and activated on recognition of danger patterns such as PAMPs and DAMPs. Inflammasome sensor molecules, such as NLRP1, NLRP3, NLRP6, NLRP7, NLRP12 and NLRC4 consist of three domains including a central NACHT (NOD or NBD—nucleotide-binding domain), which is common to all NOD-like receptors, or NLRs, a C-terminal leucine-rich repeat (LRR—common to most NLRs) and a variable N-terminal interaction domain. ASC bears two death-fold domains, Pyrin or PYD and CARD. The PYD connects the inflammasome sensor molecule and CARD to pro-caspase-1 to form active caspase-1. Activation of caspase-1 results in the cleavage of cytokine precursors pro-IL-1β and pro-IL-18 into mature IL-1β and IL-18 which leads to an inflammatory immune response. Caspase-1 also activates gasdermin-D, or GSDMD, causing inflammatory cell death or pyroptosis. Furthermore, caspase-1 activates caspase-8 and a pro-apoptotic protein called Bid (BH3 interacting-domain death agonist) that initiates apoptosis. Thus, ASC plays a crucial role in inflammation and cell death pathways (apoptosis and pyroptosis).
Challenges with Current Approaches Targeting Inflammasomes
To date, designing therapeutics that target inflammasomes while sparing essential immune functions has encountered the following challenges:
•
Lack of Specificity. Prior attempts at designing NLRP3 inflammasome inhibitors have focused on directly targeting the ATPase domain of NLRP (NOD-like receptor family, PYD-containing protein). The ATPase domain is a conserved region found in various proteins involved in diverse cellular processes. These inhibitors lacked specificity and resulted in off-target effects or toxicity and unintended interference with other ATPase-dependent cellular functions, such as protein folding, intracellular trafficking and DNA repair.

•
Limited Applicability. Second-generation inflammasome inhibitors focused on NLRP3. While NLRP3 is a key player in many inflammatory diseases, it is only one of several inflammasomes. Others, including NLRP1, NLRP6, NLRP7, NLRP12 and NLRC4, may continue to exert an inflammatory response even when the NLRP3 pathway is blocked. Targeting NLRP3 alone limits the therapeutic efficacy of these inhibitors. A broader approach that targets multiple inflammasomes may provide more comprehensive therapeutic coverage.

•
Lack of Well-Defined and Druggable Targets. Other inhibitors have focused on GSDMD, a protein that plays a crucial role in inflammasome-mediated pyroptosis. While GSDMD is a common component in inflammasome pathways, certain characteristics have made it “undruggable” as it lacks well-defined binding pockets or enzymatic active sites, which are typical targets for small molecule inhibitors. Interfering with protein-protein interactions, such as the interaction between GSDMD and other proteins in the inflammasome pathway, is often difficult.

Our Solutions
INVA8001 for the Treatment of a Number of IMIDs
Overview
Our lead product candidate, INVA8001, is designed as an oral, small molecule, highly selective and potent inhibitor of chymase, a key mediator of mast cells driving inflammation, epithelial barrier damage and fibrosis. We in-licensed ASB17061, which we now refer to as INVA8001, from Daiichi in September 2021. Daiichi conducted extensive preclinical studies in animal models and clinical trials in humans in which dose and PK profile were well characterized in Phase 1 SAD and MAD studies. We selected INVA8001 due to existing research showing the important role of mast cells and chymase in AD and other IMIDs, its safety profile in preclinical studies and clinical trials, its proven mechanism of action in a previous Phase 2 trial in AD with a predecessor compound and, subject to FDA clearance of an IND application, its readiness to start Phase 2 trials. We are developing INVA8001 to treat several IMIDs, such as AD, CU and ISM, with the potential to expand into additional indications in the future, such as EoE and PSC.

We plan to submit an IND to the FDA for INVA8001 in AD in 2024 and, if cleared, initiate a Phase 2b, double-blind, placebo-controlled, randomized 12-week trial in moderate to severe AD, with approximately 100 to 150 subjects in each of the three arms. In contrast to the Phase 2 trial previously conducted by Daiichi, we expect our new trial design for INVA8001 to include a higher dosage and different dosing regimen of INVA8001, extended treatment duration and enrollment of AD subjects using well-defined selection criteria, including enriching for subjects with high levels of IgE antibodies as a marker for mast cell activation and allergic inflammation. We believe this will allow us to better evaluate the potential of INVA8001 to effectively treat AD. We also intend to initiate a Phase 1b trial for INVA8001 in CU in 2024, subject to regulatory clearance, and submit an IND for INVA8001 in ISM by the first half of 2025 and, if cleared, initiate a Phase 1b trial in ISM thereafter.
Figure 6. Mediator inhibition approach to target mast cell dysregulation.

Receptor
Tyrosine Kinase
(c-KIT)
MAST CELL
Release of Mediators
CHYMASE
MCGF
INVA8001

03 MAST CELL MEDIATOR INHIBITION

CHYMASE IS A KEY DOWNSTREAM MEDIATOR MODULATING

- FURTHER ACTIVATION AND PROLIFERATION OF MAST CELLS VIA CONVERSION OF **MAST CELL GROWTH FACTOR (MCGF)**, ALSO KNOWN AS SCF, TO ITS ACTIVE FORM AND SUBSEQUENT BINDING TO C-KIT
- OTHER SUBSTRATES LEADING TO INFLAMMATION, EPITHELIAL BARRIER DAMAGE AND FIBROSIS

INVA8001 is an oral, small molecule, highly selective and potent inhibitor of chymase, a protease released upon mast cell degranulation. Our approach targets chymase inhibition and therefore is designed to prevent the activation of downstream mediators and cytokines that drive inflammation and fibrosis. Additionally, INVA8001 further inhibits the proliferation and activation of mast cells by preventing the chymase-mediated conversion of SCF to its bioactive form, which subsequently binds to and activates the c-KIT receptor.
Based on preclinical studies and clinical trials conducted to date, we believe INVA8001’s mast cell mediator approach has the potential to provide the following benefits for the treatment of IMIDs:
•
Targeted Approach to Inhibit a Key Mast Cell Mediator. INVA8001 is designed as a highly potent inhibitor of a mast cell protease, chymase, which is a key driver of inflammation, epithelial barrier damage and fibrosis.

•
Regulated Approach to Inhibit Further Proliferation of Mast Cells. INVA8001 prevents further proliferation of mast cells by inhibiting the conversion of SCF to its bioactive form and hence its binding to and activation of c-KIT.

•
Well-Tolerated Therapeutic Option. INVA8001 has not shown serious adverse side effects that have been observed in existing treatment options for IMIDs in prior clinical trials conducted by Daiichi.

•
Oral Small Molecule Product Candidate with a Convenient Dosing Regimen. INVA8001 has the potential to provide an alternative to the current standard of care, where significant limitations, including inconvenient dosing, exist.

This approach potentially offers a more precise and safer mechanism to modulate mast cell activity as compared to mast cell depletion.
INVA8001 for the Treatment of Atopic Dermatitis
Overview and Market Opportunity
Atopic dermatitis, a specific type of eczema, is a recurrent, chronic, non-infectious inflammatory skin disorder characterized by dry skin, eczematous lesions and fibrotic remodeling. Symptoms include persistent itching of the skin that interferes with daily activity and may cause insomnia and sleep disorders. The chronic, relapsing course of the disease can reduce the quality of life for patients and their families. The pathophysiology of AD is complex and includes genetic predisposition, defects in the skin’s epidermal barrier, altered immune responses to skin allergens and irritants and a disturbed microbial balance of the skin. AD is estimated to affect more than 25 million people in the United States.
The severity of AD is variable and, in some cases, unmanageable. Assessment of disease severity is a guideline-recommended first step in treatment selection and valuable for monitoring treatment response. A commonly used and validated approach to assessing severity is the Eczema Area and Severity Index, or EASI. The EASI assessment integrates body surface area and the intensity of lesional skin into one composite score. The severity rating categorizes the disease as clear (0), almost clear (0.1 to 1.0), mild (1.1 to 7), moderate (7.1 to 21), severe (21.1 to 50) and very severe (greater than 50). Approximately 60% of patients have mild AD, 30% have moderate AD and 10% have severe AD.
Current AD Treatment Options and Limitations
There is currently no cure for AD, and treatment options follow a multilayered, stepwise approach that is personalized according to disease severity and based on lifestyle changes and prevention and restoration of the disturbed epidermal barrier function. The basics of AD treatment for non-lesional AD is based on a combination of proper skin care, daily use of emollients, bathing guidelines and avoiding contact with provocative allergens and irritants.
Figure 7. Therapeutic options for AD based on disease severity.
For active disease, there are various treatments, which include topical, oral and injectable treatments. In particular, in the moderate to severe target population for INVA8001, patient options include JAK inhibitors and biologic treatments.
Limitations of JAK inhibitors and biologic therapies include:
•
Safety Issues. Class specific black box warnings for JAK inhibitors such as risk of serious heart-related events, cancer, blood clots and death.

•
Inadequate Response. Patients may see partial or no response or may develop immunogenicity as seen in biologic treatments.

•
Compliance. Inconvenient and invasive dosing regiments seen with a biweekly protocol for injectable administration of biologics.

•
High Cost. Long-term treatment requirements for the majority of IMIDs, especially biologics.

There remains an unmet medical need for an oral, safe and effective treatment for AD, which is useful in the long term and that targets modulation of mast cell activation rather than treating through broad and potent immunosuppressive action.
Historical Development of INVA8001 in AD
We in-licensed INVA8001 from Daiichi in September 2021. We selected INVA8001 due to existing research showing the important role of mast cells and chymase in AD and other IMIDs, its safety profile in preclinical studies and clinical trials, its proven mechanism of action in a previous Phase 2 trial in AD with a predecessor compound and, subject to FDA clearance of an IND application, its readiness to start Phase 2 trials.
SUN13834: A Predecessor Chymase Inhibitor
The development of INVA8001 commenced with a predecessor compound SUN13834, a small molecule chymase inhibitor that demonstrated human proof of concept in a Phase 2 clinical trial in over 200 patients with AD. In the trial, SUN13834 was evaluated at a dose of 50 mg and dosing regimen of three times daily, or TID, for 4 weeks.
Figure 8. Primary efficacy endpoint mean EASI Score in the intent-to-treat, or ITT, population.

14
12
10
8
6
4
2
0
Mean EASI Score
*
*
*
*
*
* = p <0.05
Placebo
SUN13834 mg TID
Baseline
Day 8
Day 15
Day 22
Day 29
Follow up Week 2
Follow up Week 4
Study Day

A result is considered to be statistically significant when the probability of the result occurring by random chance, rather than from the efficacy of the treatment, is sufficiently low. The conventional method for determining the statistical significance of a result is known as the “p-value,” which represents the probability that random chance caused the result (e.g., a p-value = 0.01 means that there is a 1% probability that the difference between the control group and the treatment group is purely due to random chance). Generally, a p-value less than 0.05 is considered statistically significant. SD refers to Standard Deviation in the table above.
In the Phase 2 trial, the primary efficacy endpoint analysis was a comparison of the mean change from baseline to Day 29 in the EASI score for subjects in the active treatment group (50 mg TID) as compared to the placebo group for all subjects in the ITT population. The Phase 2 trial showed significant improvement in the mean EASI score from baseline at Day 29 in subjects with AD. At Day 29, the difference in mean EASI score from baseline, between the 50 mg TID group and the placebo group in subjects with AD was statistically significant. Furthermore, the change in mean EASI score from baseline was statistically significant from Day 15 (P = 0.032) onwards (Day 22, P = 0.008 and Day 29, P = 0.006).
A post-hoc exploratory analysis with descriptive statistics was conducted for a subgroup based on baseline IgE status. The number of subjects that showed improvement in pruritus score (as defined below) and investigator global assessment score, or IGA (as defined below), from baseline to each visit for subjects with baseline IgE of greater than 100 IU/mL showed a significant improvement in patients receiving 50 mg TID verses placebo.

Figure 9. Number of subjects that showed improvement in pruritus1 and IGA2 score from baseline to each visit for subjects with baseline IgE greater than 100 IU/mL in the ITT population.
Pruritus Score	IGA Score

60
50
40
30
20
10
0
Percent Responder
*
27.7
**
46.2
49.2
*
50.8
34.5
32.7
21.8
14.5
* = p ≤ 0.05
** = p ≤ 0.01
Placebo
SUN13834 50 mg TID
Day 8
Day 15
Day 22
Day 29
Study Day

Percent Responder
40
35
30
25
20
15
10
5
0
**
36.9
*
24.6
*
12.3
*
9.2
14.5
7.3
3.6
1.8
* = p ≤ 0.05
** = p ≤ 0.01
Placebo
SUN13834 50 mg TID
Day 8
Day 15
Day 22
Day 29
Study Day

1
Symptoms of pruritus using the pruritus score was assessed using a 4-point scale, (0 = absent, 1 = mild, 2 = moderate, 3 = severe)

2
An overall assessment of disease severity of the entire body using the Investigator’s Global Assessment (IGA) score was evaluated using a 6-point scale, ranging from clear (score = 0) to very severe AD (score = 5)

For responders for pruritus score (defined as improvement to 0 or 1), there was a statistically significant number of patients with IgE greater than 100 IU/mL who received 50 mg TID with an improved pruritus score at Day 8 (P = 0.047), Day 15 (P = 0.003), and Day 29 (P = 0.024). For IGA score responders (defined as greater than or equal to 2 point decline), a statistically significantly higher number of subjects with IgE greater than 100 IU/mL was observed at all time points (P = 0.050 at Day 8 and Day 15, P = 0.027 at Day 22, P = 0.004 at Day 29).
While the trial successfully met its primary endpoint, the challenge of maintaining patient compliance due to the inconvenience of a TID dosing regimen prompted the conception of a more potent chymase inhibitor named ASB17061, which we now refer to as INVA8001, designed and synthesized to reduce dosing frequency and offer a more competitive candidate profile. ASB17061 potency was compared to SUN13834 as shown below.
Figure 10. Comparison of INVA8001 with SUN13834.
INVA8001 inhibitory activity showed a seven-fold greater potency and a twelve-fold greater inhibition constant when compared to its predecessor with no changes to the selectivity. Furthermore, in a NC/Nga mouse model, the minimum effective dose for INVA8001 in reducing dermatitis-like skin lesions was six times lower as compared to the predecessor.
INVA8001 Clinical Data
INVA8001 subsequently underwent extensive preclinical and clinical testing described below, including a SAD trial, a MAD trial and a Phase 2 clinical trial, each conducted by Daiichi.

Figure 11. Summary of clinical trials previously conducted by Daiichi (trial sponsor).
Single Ascending Dose Trial
A SAD study was conducted to assess the PK, safety and tolerability profile of INVA8001. This double-blind, placebo controlled, randomized, escalating trial was conducted in healthy male subjects and was the first clinical trial conducted with INVA8001. A total of 40 male subjects were randomized to treatment groups of eight subjects (six active; two placebo). Subjects received oral doses of 1 mg, 10 mg, 25 mg, 50 mg or 100 mg of INVA8001 or placebo. Subjects were confined at the clinical pharmacology unit, or CPU, at the trial site for at least 12 hours before dosing until 72 hours after dosing (or later per the discretion of the investigator). Subjects returned to the CPU on Days 8±1 and 15±1 for safety follow-up visits. There was a minimum of 21 days for safety and PK evaluations between each successive treatment group before a dose escalation.

Figure 12. Plasma concentration profile for a single dose of INVA8001.

Mean Plasma Concentration (ng/ml)
10000.00
1000.00
100.00
10.00
1.00
0.10
0.01
0
12
24
36
48
60
72
Nominal Time Since Last Dose (Hours)
100 mg
50 mg
25 mg
10 mg
1 mg

Plots show mean (standard deviation) for INVA8001 plasma concentration-time profiles for all administered single oral doses of INVA8001 (Logarithmic Y-Axis Scale; N=6/group)
As shown above, in the trial, INVA8001 demonstrated rapid absorption and increased exposure to the product candidate in a dose-proportional manner over the dose range of 1 to 100 mg. The mean terminal half-life ranged between 12.0 hours and 15.5 hours and was consistent in all groups. We believe this PK profile suggests the potential benefits of a twice-a-day dosing regimen.

Figure 13. Overall summary of treatment-emergent adverse events, or TEAEs, by body system and preferred term in the first time in human safety population for SAD study.
INVA8001 was well tolerated with no clinically significant changes in vital signs, body temperature, 12-lead electrocardiograms, or ECGs, fecal occult blood testing or physical examination findings. There were no dose- or treatment-related trends observed across treatment groups. All treatment emergent adverse events, or TEAEs, were mild in severity. There was a total of 21 TEAEs, of which 11 TEAEs were considered to be related to the study treatment with a reasonable possibility as determined by the study investigator. In the placebo arm there were three TEAEs reported, of which two TEAEs were related to the study treatment with a reasonable possibility. In the INVA8001 treatment arm there were 18 TEAEs reported, of which nine TEAEs were related to the study treatment with a reasonable possibility. No deaths, other serious adverse events, or SAEs, discontinuations due to TEAEs or dose-limiting toxicities were observed.
Multiple Ascending Dose Trial
A double-blind, placebo controlled, randomized escalating, multiple dose trial in adults with AD was conducted to assess the safety and tolerability of multiple oral doses of INVA8001. A total of 24 subjects (male and female) were randomized to treatment groups of eight subjects (six active; two placebo). Subjects received oral doses of 10 mg, 25 mg or 50 mg of INVA8001 or placebo for seven consecutive days.

Figure 14. Plasma concentration profile for multiple doses of INVA8001 in patients with AD.
Plots show mean (standard deviation) for INVA8001 Day 7 plasma concentration-time profiles for all administered oral doses of INVA8001 (Logarithmic Y-Axis Scale; N=6/group).
As shown above, in the trial, INVA8001 demonstrated a rapid distribution phase in all subjects in all treatment groups. An apparent biphasic distribution after the initial rapid distribution phase was observed for all treatment groups on both Day 1 and Day 7. The Day 1 plasma concentration time profiles were consistent with those in the SAD study. The Day 7 mean terminal half-life ranged between 8.71 hours and 18.3 hours. We believe this PK profile suggests the potential benefits of a twice-a-day dosing regimen.
Figure 15. Overall summary of TEAEs by body system and preferred term in the MAD study (safety population).

Dose Level of INVA8001			
System Organ Class Preferred Term n (%)	**Placebo N = 6**	**10 mg N = 6**	**25 mg N = 6**	**50 mg N = 6**	**Overall N = 18**
Number of Subjects with at Least 1 TEAE	4 (66.7)	4 (66.7)	5 (83.3)	4 (66.7)	13 (72.2)
Cardiac disorders	**0**	**1 (16.7)**	**0**	**0**	**1 (5.6)**
Supraventricular extrasystoles	0	1 (16.7)	0	0	1 (5.6)
Gastrointestinal disorders	**1 (16.7)**	**1 (6.7)**	**3 (50.0)**	**0**	**4 (22.2)**
Abdominal pain	0	1 (16.7)	0	0	1 (5.6)
Constipation	0	0	2 (33.3)	0	2 (11.1)
Diarrhea	1 (16.7)	0	0	0	0
Dyspepsia	0	1 (16.7)	0	0	1 (5.6)
Flatulence	0	0	1 (16.7)	0	1 (5.6)
Infections and infestations	**2 (33.3)**	**1 (16.7)**	**2 (33.3)**	**0**	**3 (16.7)**
Gastroenteritis	0	1 (16.7)	0	0	1 (5.6)
Oral happy	1 (16.7)	0	0	0	0
Skin infection	1 (16.7)	0	0	0	0
Urinary tract infection	0	0	2 (33.3)	0	2 (11.1)
Injury, poisoning and procedural complications	**0**	**0**	**1 (16.7)**	**0**	**1 (5.6)**
Joint injury	0	0	1 (16.7)	0	1 (5.6)
Investigations	**0**	**1 (16.7)**	**0**	**2 (33.3)**	**3 (16.7)**
Occult blood positive	0	1 (16.7)	0	0	1 (5.6)
White blood cell counts increased	0	0	0	1 (16.7)	1 (5.6)
White blood cells unite	0	0	0	1 (16.7)	1 (5.6)
Musculoskeletal and connective tissue disorders	**0**	**1 (16.7)**	**0**	**0**	**1(5.6)**
Pain in extremity	0	1 (16.7)	0	0	1(5.6)
Nervous system disorders	**2 (33.3)**	**2 (33.3)**	**2 (33.3)**	**3 (50.0)**	**7 (38.9)**
Headache	2 (33.3)	2 (33.3)	1(16.7)	2 (33.3)	5 (27.8)
Paresthesia	0	1 (16.7)	0	0	1 (5.6)
Sedation	0	0	1(16.7)	0	1 (5.6)
Somnolence	0	0	0	1 (16.7)	1 (5.6)
Skin and tissue disorders	**0**	**2 (33.3)**	**0**	**0**	**2 (11.1)**
Erythema	0	1 (16.7)	0	0	1 (5.6)
Skin Irritation	0	1 (16.7)	0	0	1 (5.6)

There were no dose- or treatment-related trends observed in the mean clinical laboratory or ECG results across treatment groups. INVA8001 was well tolerated with no clinically significant changes in vital signs. There was a total of 30 TEAEs reported, of which 12 TEAEs were considered to be related to the study treatment with a reasonable possibility as determined by the study investigator. In the placebo arm, there were five TEAEs reported, of which one TEAE reported was related to the study treatment with a reasonable possibility. In the INVA8001 treatment arm there were 25 TEAEs, of which 11 TEAEs were related to the study treatment with a reasonable possibility. No deaths, other SAEs, discontinuations due to TEAEs or dose-limiting toxicities were observed.
Phase 2 Trial
A Phase 2 trial of INVA8001 in patients with AD with a distribution of approximately 25% mild, 50% moderate and 25% severe AD across all treatment groups was conducted with a primary objective of evaluating the efficacy of INVA8001 as measured by IGA score. Secondary objectives included additional efficacy endpoints, safety and population PK (the population being treated with the drug). The Phase 2 trial was a randomized, placebo controlled, double blind, parallel group trial in adult patients. A total of 370 patients were randomized. Despite testing higher doses in the SAD and MAD trials described above, in the Phase 2 trial, patients received either 5 mg, 10 mg or 20 mg of INVA8001 or placebo once a day for 28 days. Adult male and female subjects between 18 years and 65 years with active AD (according to the Hanifin-Rajka criteria, an IGA score of 2 or higher, and a percentage of body surface area, or BSA, involved of 5% or more) were eligible for participation in the trial. The IGA is a five-point scale that provides a global clinical assessment of AD severity (ranging from 0 to 4). A score of “0” indicates clear and “4” indicates severe AD. A decrease in score indicates an improvement in signs and symptoms. Efficacy assessments were performed after completion of dosing on Day 29.
Figure 16. A summary of primary and secondary efficacy endpoints at Day 29 in the ITT population of the Phase 2 trial.

Dose Level of INVA8001		
Assessment	Placebo N = 91	5 mg N = 90	10 mg N = 92	20 mg N = 93
Primary Endpoint at Day 29: n (%) [P value]				
IGA responder (Score 0 to 1)	20 (22.0)	21 (23.3) [0.8276]	19 (20.7) [0.8267]	18 (19.4) [0.6603]
Secondary Endpoints at Day 29: Mean change from baseline [P value]				
Total IGA score	-0.71	-0.76 [0.7999]	-0.75 [0.7889]	-0.63 [0.5500]
EASI score	-3.43	-3.24 [0.8993]	-3.51 [0.7531]	-2.75 [0.5911]
% BSA involved	-3.59	-2.99 [0.6157]	-2.95 [0.6068]	-3.27 [0.8293]
Pruritus score	-0.75	-0.80 [0.9290]	-0.72 [0.9943]	-0.76 [0.3492]
Insomnia score	-1.10	-1.06 [0.9695]	-1.20 [0.5491]	-0.97 [0.9700]

As shown above, there was no statistical difference in efficacy for patients treated with INVA8001 and placebo for the primary and secondary endpoints and therefore the trial did not meet its primary endpoint.

Figure 17. Summary of TEAEs in greater than or equal to 2% of subjects in any treatment group by body system and preferred term (safety population) in Phase 2 trial.
INVA8001 was well tolerated in adult subjects diagnosed with AD in the trial. There were no differences between the treatment groups in clinical laboratory test results, vital sign results, 12-lead ECG parameters and physical examination findings. The TEAE profile for the three active treatment groups was similar to that of placebo, except for headache which was more frequent in the INVA8001 treatment groups. The majority of the TEAEs were mild or moderate in severity.

Our Clinical Development Strategy—Phase 2b Trial
We intend to submit an IND to the FDA for INVA8001 in AD in 2024 and, if cleared, initiate a Phase 2b trial. After taking into consideration feedback received from the FDA in a pre-IND meeting for INVA8001, we expect the Phase 2b trial will be a double-blind, placebo-controlled, randomized 12-week trial in patients with moderate to severe AD in the United States, with approximately 100 to 150 subjects in each of the three arms. We expect the primary efficacy endpoint(s) will be the IGA Score and/or EASI Score at 12 weeks, with several secondary endpoints, including pruritus severity as measured by the pruritus numerical rating scale and insomnia as measured by a sleep disturbance numerical rating score. We may also initiate clinical trials outside of the United States.
We have closely analyzed the design of Daiichi’s prior Phase 2 trial that did not meet its primary efficacy endpoint and identified what we believe are potential gaps in that trial’s design. Based on our modeling and simulation analysis, we are designing our Phase 2b trial in a way that we believe will allow us to better evaluate the potential of INVA8001 to effectively treat AD. Specifically, our Phase 2b trial design contains the following expected key features, which we believe are improvements compared to the prior Phase 2 trial design:
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Dosage. We intend to evaluate two dose levels of INVA8001, 50 mg twice a day and 75 mg twice a day, in our Phase 2b trial, which are higher than the 5 mg, 10 mg and 20 mg doses evaluated in the prior Phase 2 clinical trial. Based on our review of the PK data from Daiichi’s Phase 2 trial and our modeling and simulation analysis, we believe the lower dosages tested by Daiichi did not produce high enough therapeutic drug levels to be effective and alleviate symptoms.

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Dosing Regimen. We intend to evaluate a twice-daily dose of INVA8001 as opposed to a once-daily dose. Based on the PK data in the SAD and MAD trials, and efficacy results obtained in the previous Phase 2b trial conducted by Daiichi, INVA8001 showed sub-therapeutic plasma concentration levels approximately 12 hours after dosing. In the Phase 2 trial of SUN13834, INVA8001’s predecessor compound, the steady state therapeutic concentration, or the Cavg, was equal to 19 ng/mL. Based on the PK simulations we conducted, the once-daily dosing regimen utilized in the prior Phase 2 trial maintained therapeutic drug levels for only 3 to 8 hours in a 24-hour period, which we believe was not sufficient to maintain the required therapeutic drug levels over a 24-hour period. We are proposing twice-a-day dosing to maintain the 19 ng/mL plasma concentration, which we believe is better supported by the PK properties of the drug and our modeling and simulation analyses. We believe there is sufficient human data in healthy subjects receiving a dose of up to 100 mg once-daily and in patients with AD receiving up to 50 mg twice-a-day in nonclinical safety data and PK simulation data, to support the proposed dosing regimen of 50 mg twice-a-day and 75 mg twice-a-day in our planned Phase 2 study in patients with AD.

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Treatment Duration. We intend to treat patients for 12 weeks as opposed to 28 days, as this treatment duration aligns with typical treatment times in current clinical trials evaluating product candidates for the chronic treatment of AD and will also allow us to evaluate longer term safety and efficacy.

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Patient Selection Criteria. In our Phase 2b trial, we intend to enroll patients with moderate to severe AD with a majority being moderate patients, who represent a larger patient pool. We believe Daiichi’s trial had a high placebo response due to approximately 25% of the patients in their trial being mild AD patients, and that we could potentially minimize this placebo response by targeting patients with moderate to severe AD. We also plan to enroll patients with levels of immunoglobulin E, or IgE, greater than or equal to 100 IU/mL, because IgE, which is frequently elevated in AD patients, is a marker for mast cell activation and allergic inflammation.

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Biomarkers. We intend to evaluate biomarkers for clinical response that may include chymase and tryptase levels, which we believe may allow us to demonstrate a clearer differentiation from placebo.

INVA8001 for the Treatment of Chronic Urticaria
Overview and Market Opportunity
Urticaria is an inflammatory skin disorder characterized by the presence of superficial red or pale swelling in the skin, commonly referred to as hives. It is often surrounded by erythema, known as wheals, or deeper skin-colored or red swelling within the skin or mucous membranes, known as an angioedema, accompanied with mild to severe itching, or both. The majority of urticaria patients experience episodes which last for a short duration of under 24 hours. However, 30% of patients have chronic urticaria, or CU, where episodes can last for six or more weeks and persist for over a year in most patients. CU is a mast cell-mediated condition defined by its time course and etiology. Most patients experience daily lesions and report a markedly reduced quality of life, significant emotional distress, sleep deprivation and psychiatric comorbidities. CU is estimated to affect 0.5-1% of the population, suggesting a prevalence of more than 1.5 million people in the United States.
Current Treatment Options and Limitations
Current CU treatment guidelines recommend that first-line treatment should be management with second-generation antihistamines to provide hive and itch symptom control and the avoidance of triggers (e.g., cold, food additives, stress, infections, etc.). For those patients whose symptoms remain uncontrolled following first-line therapy, second-line treatment includes one or more of the following: elevated doses of second-generation antihistamines, the addition of another second-generation antihistamine, an H2 antagonist that blocks the action of histamine at the histamine H₂ receptors, a leukotriene receptor antagonist (anti-inflammatory drugs) and a first-generation antihistamine. Less than 50% of patients achieve effective symptom relief with antihistamines. Those whose CU remains uncontrolled following second-line therapy can advance to third- and fourth-line treatments, which can include a more potent antihistamine or injectable biologics, such as omalizumab, cyclosporin or other anti-inflammatory or immunosuppressant agents. For refractory patients who progress to third line therapy, response rates remain limited, with omalizumab having a widely varying complete response rate that may be as low as 26%. Other than omalizumab, all the existing treatment options are off-label drugs primarily used for oncology, broad anti-inflammatory indications and anti-rejection in organ transplantation. As a result, there remains an unmet medical need for an oral, long-term safe and effective treatment for CU.
Scientific Rationale
Clinical evidence from a study published in the Indian Journal of Dermatology in 2022 on mast cell chymase in inducible (cold) urticaria has shown the importance of mast cell activation in CU, as shown in the figure below.

Figure 18. A. Positive staining in [c] intact skin without lesions and [d] cold uticaria plaque B. Mast cell chymase positive cell numbers in cold uticaria plaques and intact skin without lesions (control).
A.	B.
In skin biopsies from patients with cold-induced urticaria, mast cell chymase was found to be statistically significantly higher in CU plaques (d: 74.3±20.4) compared to intact skin samples without lesions (c: 55.9±19.7), showing the important role of mast cells in allergic diseases and suggesting a role in CU patients' pathogenesis. Furthermore, a study published in the Journal of Allergy and Clinical Immunology in 1983 found that mast cell numbers were significantly higher in CU biopsy specimens as compared with normal controls.
Figure 19: Number of infiltrating mast cells in biopsy samples of CU patients as compared to normal controls*.
	Mast Cells
	Mean	Range
Normal	0.71	0−3
Chronic Urticaria	7.6	0−19

*
Data are reported as mean and range of cells counted per five reticules

In this study, a 10-fold increase in the mast cell count was observed in skin biopsies derived from CU patients versus the normal control. Another study published in the Journal of Allergy and Clinical Immunology in 1992 showed that mast cell reactivity is increased in the skin of CU patients and reduced in patients with remission. In addition, in a number of studies, the skin of CSU patients has been reported to show increased responsiveness to mast cell cytokines and mediators, all of which cause wheal formation.
We believe INVA8001 has the potential to be a convenient oral treatment option for CU by inhibiting mast cell-specific chymase activity, thereby potentially improving itching, wheals (hives) and angioedema.
Clinical Development Strategy
Based on existing scientific data on the relevance of mast cells in CU, subject to regulatory clearance, we intend to initiate a Phase 1b trial for INVA8001 in CU in 2024, to evaluate patients over 4 to 12 weeks.
INVA8001 as a Treatment for Indolent Systemic Mastocytosis
Overview and Market Opportunity
Mastocytosis can be classified as cutaneous mastocytosis, or CM, systemic mastocytosis, or SM, and mast cell sarcoma, or MCS. SM is a rare disorder characterized by abnormal accumulation and activation of mast cells in the skin, bone marrow and internal organs (liver, spleen, gastrointestinal tract and lymph nodes) and is often associated with a mutation in the KIT D816V gene. SM has five disease subtypes including ISM, smoldering systemic mastocytosis, or SSM, aggressive systemic mastocytosis, or ASM, SM with an associated hematological neoplasm, or SM-AHN, and mast cell leukemia, or MCL. ISM, a rare, usually benign, chronic form of SM, is characterized by an abnormal accumulation of mutated mast cells in the bone marrow and in other organs or tissues such as the skin. Common symptoms include pruritus, urticaria pigmentosa, flushing, headache, gastrointestinal, or GI, events (vomiting, diarrhea, abdominal pain) and fatigue. ISM is generally diagnosed in adult populations. ISM is the most frequently diagnosed SM subtype (~ 90%), affecting an estimated 30,000 people in the United States.
Current Treatment Options and Limitations
Currently, there is no FDA approved therapy for ISM. Treatment is focused on symptom relief using a cocktail of medicines off-label and the patient avoiding any mast cell triggers such as extreme temperatures, alcohol, emotional stress, insect bites and certain medications. Treatments include H1 antagonists for pruritus and flushing, and H2 antagonists for GI symptoms. H1 and H2 antagonists are often combined with di-sodium cromolyn or leukotriene inhibitors. Corticoid steroids are also used to reduce the histamine reaction.
Despite being on several medications at a time, many patients still suffer from a variety of dermatologic, allergic, neurologic and GI symptoms. As a result, there remains an unmet medical need for an oral, safe and effective treatment for ISM that mitigates these debilitating symptoms.
Scientific Rationale
Clinical evidence from third-party publications has shown that chymase-positive mast cells are present in high numbers in ISM compared to CM and ASM. These chymase-expressing mast cells are most elevated in the GI tract and skin.
Figure 20. Bone marrow (A) ASM: Few mast cells are immunoreactive for chymase (B) ISM: All mast cells strongly express chymase.
As shown in the figure above, in an immunohistochemical study published in the Journal of Clinical Pathology in 2003, it was found that in the bone marrow of SM patients, mast cells expressed chymase strongly in ISM compared to ASM where significantly fewer mast cells expressed chymase. In addition, elevated chymase concentration in serum was seen in patients with ISM compared with patients with CM and ASM.

Figure 21. Elevated chymase concentrations in ISM patient serum as compared with CM and ASM.
In addition, as shown in the figure above, in a study published in The Journal of Immunology in 2009 it was shown that nearly all SM subjects express chymase, however ISM patients express readily detectable chymase-like activity.
Established and translational in-vivo models for ISM are hindered by the disease’s complexity and a limited understanding of its genetic basis and cause of mutations. The differences in mast cell biology and chymase between mice and humans, as well as the disease’s rarity, make it difficult to study ISM in suitable animal models.
However, we believe there is sufficient translational evidence from human clinical samples to justify clinical initiation to assess the potential therapeutic benefit of INVA8001 in ISM patients by inhibiting mast cell-specific chymase activity, thereby potentially improving symptoms such as nausea, abdominal pain, diarrhea, brain fog, itching, hives and flushing.
Clinical Development Strategy
Based on our existing preclinical and clinical data, we intend to submit an IND to the FDA for INVA8001 in ISM by the first half of 2025, and if cleared, initiate a Phase 1b trial. We expect the Phase 1b trial will be a double-blind, randomized trial in patients with ISM evaluated over a 12-week treatment duration. We may also initiate clinical trials outside of the United States.
INVA8001 Potential for Expansion into Additional Indications
We also intend to explore the development of INVA8001 for additional indications, including eosinophilic esophagitis and primary sclerosing cholangitis.
Eosinophilic Esophagitis
Eosinophilic gastrointestinal disorders, or EGIDs, are a group of chronic, immune-mediated GI diseases characterized by GI symptoms and pathologic eosinophilic infiltration in specific areas within the GI tract. EoE is the most common EGID and a chronic relapsing, immune-mediated esophageal disease characterized by hyperplasia of basal cells, micro abscesses, dilated intercellular spaces and predominant eosinophilic infiltration of the esophagus. EoE is estimated to affect approximately 150,000 patients in the United States. The only approved therapy for EoE is dupilumab for patients 12 years and older, which involves a bi-weekly injection. Current treatment options include dietary therapy, corticosteroids, leukotriene, proton pump inhibitors and immunosuppressive drugs, all of which are off-label and have significant drawbacks. Accordingly, there remains an unmet medical need for an oral, safe and effective convenient treatment for EoE. We believe there is sufficient translational evidence to justify clinical initiation to assess the potential therapeutic benefit of INVA8001 in EoE patients by inhibiting both mast cell-specific chymase activity and eosinophil chemotaxis, thereby improving symptoms and histology. We believe this dual action on mast cells and eosinophils could provide a significant benefit to EoE patients in both symptom resolution and histology.

Primary Sclerosing Cholangitis
PSC is a rare, chronic liver disease characterized by bile flow obstruction, inflammation and fibrosis, with approximately 40% of patients requiring a liver transplant. PSC is estimated to affect more than 30,000 people in the United States. Currently, PSC has no approved therapy and there remains an unmet medical need for a long-term, oral, safe and effective treatment. Current treatment involves off-label use of ursodiol, which, at high doses, can worsen outcomes. Liver transplant remains the sole treatment option for improved survival. Mast cells have been implicated in PSC pathogenesis with increased chymase gene expression observed in liver biopsies of PSC patients. We aim to address the high unmet need by exploring the potential of INVA8001 to inhibit chymase-mediated processes such as angiogenesis, immune cell infiltration and fibrosis and therefore potentially alleviate cholangiocyte and fibroblast activation, cholangiocyte hyperplasia and the formation of strictures in PSC patients.
INVA8003
Overview
INVA8003 is our in-house de novo design of a small molecule multi-inflammasome inhibitor that targets ASC, an adaptor protein that plays a pivotal role in the assembly and activation of various inflammasomes, such as NLRP1, NLRP3, NLRP6, NLRP7, NLRP12 and NLRC4, which are precursors to the initiation of an inflammatory response.
Inflammasomes represent a key component of the innate immune system and are multiprotein oligomers that sense and react to injury and infection and are responsible for the induction of an inflammatory response to infectious microbes, molecules or stress. Inflammasome activation induces caspase-1 activation and the release of downstream inflammatory mediators such as IL-1β and IL-18, as well as an inflammatory form of cell death called pyroptosis. Activation of this complex often involves the adaptor protein ASC and upstream sensors. An early in-vivo preclinical proof-of-concept study published in Scientific Reports in 2019 has demonstrated reduced IL-1 β levels after treatment with INVA8003.
Aberrant inflammasome signaling has also been implicated in the initiation or progression of several IMIDs, and therefore we believe INVA8003 has the potential to address the underlying immunopathology of chronic inflammation across several IMIDs.
INVA8003: Our Solution for the Treatment of a Number of IMIDs
INVA8003 is a novel oral small molecule multi-inflammasome inhibitor targeting ASC. We designed INVA8003 in-house as a targeted approach to inhibit the ASC dimerization process and protein-protein interaction specific to inflammasome assembly. We believe INVA8003 may offer a potentially better tolerated approach by avoiding binding pockets that are common across different proteins involved in normal human physiological functions, which were the target of prior attempts at designing NLRP3 inflammasome inhibitors.
Figure 22. Inhibiting ASC acts to inhibit inflammasome assembly and therefore correct the dysregulated inflammatory response that leads to the pathogenesis underlying several IMIDs.

Furthermore, we expect that inhibition of ASC is common to all inflammasomes and potentially offers a wider therapeutic window than just NLRP3 inhibitors alone. We believe INVA8003 has the potential to target several rare and common IMIDs triggered by inflammasome activation, as shown below.
Figure 23. Potential broad application of INVA8003 across several IMIDs.
ASC was historically considered an “undruggable target” due to lack of a defined X-ray structure for designing small molecules and no enzymatic activity to measure the functional activity of inhibitors. We believe that the co-crystal X-ray structure of ASC and stapled peptide inhibitors offers an attractive opportunity for small molecule drug design, such as protein-protein interaction inhibitors. The study published in Scientific Reports in 2019 also showed that stapled peptides bind to ASC and suppress the release of IL-1β and IL-18 in cell-based assays. However, tweaking peptide bioavailability, cell permeability and binding to intracellular target interfaces, as well as ensuring in-vivo activity for therapeutic purposes is a challenging task starting from the correct peptide design to the screening of different NCEs. Therefore, in the in-house de novo design of INVA8003, we leveraged an AI-based, algorithmic approach to identify two lead small molecule candidates via deep learning-based models that allow for the exploration of a novel chemical space and optimized target-specific molecule activity, drug-like properties and synthetic accessibility to generate novel lead candidates. We selected two lead compounds, INVA/8003/01 and INVA/8003/21, with the best physiochemical properties and doses determined by IC50 values for further studies of efficacy. Upon proof of mechanism studies, we selected INVA/8003/21 (which we now refer to as INVA8003) to progress in IND-enabling studies.
We believe that INVA8003 may offer the following benefits:
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Targeted Inhibition. Inhibition of the ASC oligomerization process for disruption of inflammasome activation can potentially mitigate the toxicity challenges of other traditional approaches targeting NLRP3 inflammasomes.

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Multi-Inflammasome Inhibitor. ASC inhibition potentially offers a wider therapeutic window by targeting the majority of inflammasomes rather than NLRP3 alone.

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Small Molecule Oral Therapy. Convenient and easily administered compared to injectable biologics.

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Broad Therapeutic Application. Many IMIDs have an underlying pathology applicable to inflammasome dysregulation.

INVA8003: Proof of Mechanism
Figure 24. Experimental design for the evaluation of INVA8003 in an LPS+ATP mouse model.
We evaluated INVA/8003/01 and INVA/8003/21 for IL-1β inhibition in an lipopolysaccharide, or LPS, plus adenosine triphosphate, or + ATP, -induced mouse model, an industry standard inflammasome activation model to study the NLRP3 pathway using a combination of LPS and ATP. Inflammasomes mediate the activation of caspase-1, leading to the maturation and secretion of IL-1β and pyroptosis. LPS serves to mimic the entrance of bacterial-derived compounds as a trigger or priming signal activating the pathway that leads to the upregulation of NLRP3 protein, pro-IL-1β, which in turn leads to an increase in pro-IL-1β synthesis but a limited increase in mature IL-1β. ATP acts as the second signal and leads to NLRP3 inflammasome activation that, together with the increase in pro-IL-1β, results in the maturation and release of the pro-inflammatory cytokine IL-1β and caspase-1 activation. We evaluated the inhibition of IL-1β generation in the serum by intraperitoneal and oral administration of INVA/8003/01 and INVA/8003/21 and used MCC950, an experimental NLRP3-inhibitor, as a tool compound (positive control).
Figure 25. Effect of INVA8003 on plasma levels of IL-1β in an LPS+ATP mouse model.

One-way Anova followed by Dunnet’s test, ***—P<0.001 verses LPS+ATP Control, **—P<0.01 verses LPS+ATP Control, *—P<0.05 verses LPS+ATP Control).
Intraperitoneal administration of INVA/8003/01 and INVA/8003/21 showed significant inhibition of IL-1β generation in the LPS+ATP mouse model of inflammasome activation in 8-9 weeks old female Balb/c mice at various doses. Oral administration of INVA/8003/21 also showed significant reduction of IL-1β generation.

We selected INVA/8003/21 as our lead compound due to its superiority in physicochemical properties and metabolic stability.
INVA8003 Development Plan
We plan to initiate GLP toxicology studies for INVA8003 in 2024. For animal proof of concept studies, we plan to prioritize indications presently approved for currently marketed biologics targeting IL-1β with a validated mechanism of action.
Discovery Pipeline
We intend to enhance our pipeline with additional product candidates by leveraging AI and ML and the expertise of our experienced management, advisors and board. We believe our AI technology-enabled drug discovery and development provides us a unique approach to addressing chronic inflammation across IMIDs. In addition to INVA8001 and INVA8003, our pipeline also includes INVA8002, which we deprioritized for development in January 2023 in order to devote more of our resources to development of our lead product candidates, INVA8001 and INVA8003.
Manufacturing
We do not have any manufacturing facilities or personnel. We currently rely, and expect to continue to rely, on third parties for the manufacturing of our product candidates for clinical as well as for commercial manufacturing if our product candidates receive marketing approval. We expect this strategy will enable us to maintain a more efficient infrastructure, outsourcing instead of building manufacturing and supply chain capabilities, while simultaneously enabling us to focus our expertise on the clinical development of our product candidates. We expect to enter into commercial supply agreements with such manufacturers prior to any potential approval of INVA8001.
Commercialization
We plan to retain our worldwide commercialization rights for some of our key product candidates while for other product candidates we might consider collaboration opportunities to maximize returns.
While we currently have no sales, marketing, or commercial product distribution capabilities and have no experience as a company in commercializing products, we intend to build our own commercialization organization and capabilities over time. When appropriate, we will decide whether to build a specialty sales force to manage commercialization for these product candidates on our own, or in combination with a larger pharmaceutical partner, to maximize patient coverage in the United States and to support global expansion especially as we believe our product candidates have a substantial opportunity for additional follow-up indications alone or in combinations.
As product candidates advance through our pipeline, our commercial plans may change. Clinical data, the size of the target market, the size of a commercial infrastructure and manufacturing needs may all influence our United States, European Union, and rest-of-world strategies.
Competition
We are a biotechnology company developing therapeutics for IMIDs. Our efforts to date have resulted in a pipeline of two product candidates, as well as an intellectual property portfolio comprising patents, trademarks and proprietary information. We believe that our approach to AI technology-enabled drug discovery and development and unique approach to addressing chronic inflammation across IMIDs provides us with a significant competitive advantage.
While we believe we have competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies, consortiums and public and private research institutions, among others, many of whom have significantly greater resources than us. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Many of the companies with which we are currently competing or will complete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, patient enrollment for clinical trials as well as in acquiring technologies complementary to, or necessary for, our programs.
Key competitive factors affecting the success of all our product candidates that we develop, if approved, are likely to be efficacy, safety, convenience, presentation, price, the level of generic competition and the availability of reimbursement from government and other third-party payors. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.
Atopic Dermatitis
We are aware of several companies with product candidates in development for the treatment of patients with AD. We will face branded competition in the moderate to severe segment from dupilumab, marketed by Regeneron Pharmaceuticals, Inc. and Sanofi S.A. as Dupixent, and tralokinumab-ldrm, marketed as ADBRY by LEO Pharmaceuticals. There are several approved treatments that target JAK1 and/or JAK2 to treat AD, including abrocitinib, marketed as CIBINQO by Pfizer, and upadacitinib, marketed as RINVOQ by AbbVie. In addition, there are several companies developing treatments that may be approved for AD, including large pharmaceutical and biotechnology companies such as Pfizer, Lilly/Incyte, AbbVie and Amgen/AstraZeneca.
Chronic Urticaria
We are aware of several companies with product candidates in development for the treatment of patients with CU. We will face branded competition from omalizumab, marketed as XOLAIR by Novartis and Genentech. In addition, there are several companies developing treatments that may be approved for CU, including large pharmaceutical and biotechnology companies such as United BioPharma, Teva Pharmaceuticals, Allakos, Incyte, Celldex and Sanofi.
Indolent Systemic Mastocytosis
There are currently no FDA-approved treatments for ISM. We are aware of several companies developing treatments that may be approved for ISM, including large pharmaceutical and biotechnology companies such as Blueprint Medicines, AB Science and Cogent Biosciences.
Our Relationship with InveniAI
Prior to this offering, InveniAI beneficially owned      % of our capital stock. Assuming (i) an initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, and (ii) that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, InveniAI will own %      of our outstanding common stock, which may be further increased if InveniAI chooses to purchase our shares in the open market after this offering. Our product candidates have been identified by applying InveniAI’s AI platform.
We have entered into the Contribution Agreement with InveniAI, pursuant to which InveniAI agreed to contribute to us, and we agreed to acquire from InveniAI, all of InveniAI’s rights title, and interest in and to the product candidates, and all of the assets and liabilities associated with the product candidates. See the section titled “—Licensing and Collaboration Agreements” for additional information.
We have also entered into a Separation Shared Services Agreement, or the InveniAI Services Agreement with InveniAI that took effect on November 24, 2021, pursuant to which InveniAI agreed to allow us to continue to use the office space, equipment and services based on the agreed upon terms and conditions for a payment of defined monthly and/or hourly fees. See the section titled “Certain Relationships and Related Person Transactions—Separation and Shared Services Agreement with InveniAI” for additional information.
In connection with the InveniAI Services Agreement, InveniAI agreed to provide us a line of credit up to $4.0 million, pursuant to the terms of a line of credit with InveniAI. As of June 30, 2023, we have borrowed $3.3 million pursuant to the line of credit with InveniAI. See the section titled “Certain Relationships and Related Person Transactions—Line of Credit with InveniAI” for additional information.
Intellectual Property
Our commercial success depends in large part on our ability to obtain, maintain and protect intellectual property and other proprietary rights for our current and future product candidates, novel discoveries, product development technologies, patient enrichment strategies and companion diagnostics, and know-how, to operate without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of others, and to prevent others from infringing, misappropriating or otherwise violating our intellectual property and proprietary rights. We seek to protect our proprietary position by, among other methods, filing or exclusively in-licensing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We require employees who are inventors on any company-owned patent applications to assign the rights to us. In addition, we rely on confidentiality agreements with our employees, consultants, and other advisors to protect our proprietary information. Our policy is to require third parties that receive material confidential information to enter into confidentiality agreements with us. We also rely on trade secrets, technical know-how, continuing innovation and other potential in-licensing of intellectual property to develop and maintain our proprietary position and competitive advantage.
As for the product candidates we are developing and seeking to commercialize, we intend to pursue composition of matter, formulation patents, and therapeutic method of use patents on novel indications. We may seek to develop diagnostic and prognostic products and product candidates and if so, we intend to pursue methods of use patents on novel patient selection methods for our product candidates and known compounds, and novel patient stratification criteria useful in the prognosis or diagnosis of disease. We may also pursue patents with respect to our proprietary screening and drug development processes and technologies. We may also seek further patent protection, either alone or jointly with our collaborators, as our collaboration agreements may dictate.
Provisional patent applications are not eligible to become issued patents until, among other things, we file a non-provisional patent application within 12 months of filing of one or more of our related provisional patent applications. Moreover, Patent Cooperation Treaty, or PCT, patent applications are not eligible to become an issued patent until, among other things, we file one or more national stage patent applications within, depending on the country, 30 to 32 months of the PCT application’s priority date in the countries in which we seek patent protection. If we do not timely file any non-provisional patent applications or national stage patent applications, we may lose our priority date with respect to our provisional patent applications or PCT patent applications and any patent protection on the inventions disclosed in our provisional patent applications. While we intend to timely file non-provisional patent applications relating to our provisional patent applications and national stage patent applications relating to our PCT patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.
Individual issued patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application. The term of a patent, and the protection it affords, is therefore limited and once the patent term of our issued patents has expired, we may face competition, including from other companies that have produced or are developing competing technologies. Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

In certain instances, however a U.S. patent term can be extended to recapture a portion of the term effectively lost as a result of FDA regulatory review period or delay by the U.S. Patent and Trademark Office, or USPTO, in issuing the patent. However, with respect to patent term extensions granted as a result of the FDA regulatory review period, the restoration period cannot be longer than five years, the total patent term including the restoration period must not exceed 14 years following FDA approval. Further, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug or a method for using it may be extended. We may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. There can be no assurance that we will benefit from any patent term extension or favorable adjustment to the term of any of our patents.
The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. As a result, our owned and exclusively licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
If we do not adequately protect our intellectual property, third parties, including our competitors, may be able to use our technologies to produce and market drugs or diagnostic and/or prognostic products in direct competition with us and erode our competitive advantage. The patent positions of pharmaceutical products and processes like those we may develop and commercialize are generally uncertain and involve complex legal and factual questions that may diminish our ability to protect our intellectual property. For more information regarding risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”
Rapidly evolving patent laws in the United States and elsewhere make it difficult to predict the breadth of claims that may be allowed or enforced in our patents. Moreover, patent offices in general can require that patent applications concerning pharmaceutical-related inventions be limited or narrowed substantially to cover only the specific innovations exemplified in the patent application, thereby limiting the scope of protection against competitive challenges. Thus, even if we are able to obtain patents, the patents may be narrower than anticipated.
Our ability to maintain and defend our intellectual property and proprietary position for our products, product candidates and other technologies will depend on our success in obtaining effective claims and, where necessary, enforcing those claims once granted. We cannot predict whether the patent applications we currently or may in the future pursue will issue as patents in any particular jurisdiction, will provide sufficient protection against competitors or other third parties. The issued patents that we own, may receive in the future, or license from third parties may also be challenged, invalidated, held unenforceable, narrowed, or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against third parties, including our competitors, with similar technology. Furthermore, third parties, including our competitors, may be able to independently develop and commercialize similar drugs or products, or duplicate our technology, business model or strategy without infringing our patents.
We also expect to rely on trademarks as one means to distinguish our product candidates, if approved for marketing, from the drugs of our competitors. However, once we select new trademarks and apply to register them, our trademark applications may not be approved. We have not yet secured registered trademarks in our company name, including “INVEA.” or in any of our product candidates. In addition, our unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on, misappropriating or violating other marks. If we are not successful in registering our trademarks and trade names, we may encounter difficulty in enforcing, or be unable to enforce, our trademark rights against third parties, which could hinder our ability to build name recognition among potential collaborators or customers in our markets of interest and adversely affect our ability to effectively compete in the marketplace.

Patent Portfolio
As of June 30, 2023, we own 2 pending U.S. provisional patent applications, 1 U.S. pending non-provisional patent application, 2 pending PCT applications, and 1 Indian provisional patent application. We in-license 7 issued U.S. patents, 1 pending New Zealand patent application, 1 pending Indian patent application and 54 granted foreign patents issued in various jurisdictions. These patents and patent applications have claims relating to our current product candidates, pharmaceutical compositions, and methods of use.
INVA8001
As of September 1, 2021, we exclusively licensed from Daiichi on a worldwide basis a patent family covering INVA8001. The patent family contains patents directed to compositions of matter and methods of use. This includes one licensed issued U.S. patent relating to the composition of matter for INVA8001 and its therapeutic use in the treatment of atopic dermatitis, and also includes licensed patents issued in Japan and countries within the European Patent Convention (Germany, France, and the UK). In addition, two U.S. provisional applications related to inventions for methods of use, new formulations, and combinations have been filed. These provisional applications disclose various methods of use, including for primary sclerosing cholangitis, primary biliary cholangitis, eosinophilic gastritis, eosinophilic duodenitis, and colitis among various others. We expect the expiry dates for the exclusively licensed issued U.S. patent, assuming all required fees and other charges are paid, to be 2030 and the expiry date for patents arising from the pending provisional applications, assuming all required fees and other charges are paid, to be 2043, not including any patent term adjustment, patent term extension or, if granted in Europe, supplementary protection certificates. In addition to potential patent term extension, orphan drug designation and new chemical entity status could provide additional regulatory exclusivity.
INVA8002
We have a pending PCT patent application for INVA8002 for inventions related to new compositions, formulations, dosages, combinations, and methods of use, including inflammatory bowel syndrome. Patents arising from this pending provisional application, if granted and, assuming all required fees and other charges are paid, would be expected to expire in 2042, not including any patent term adjustment, patent term extension or supplementary protection certificate. In addition, orphan drug or other regulatory designations could provide additional regulatory exclusivity. In addition, on March 6 and 7, 2023, we executed an exclusive sublicense with Evonik Operations Gmbh (Evonik) on a worldwide patent family covering formulations for use with INVA8002. The exclusive license has an effective date of July 8, 2021. The Evonik patent family covered by the exclusive license includes multiple issued patents around the world, including in the United States, China, Canada, countries throughout Europe, Japan, and various others. We expect the expiry dates for the exclusively licensed issued U.S. Evonik patents, assuming all required fees and other charges are paid, to be 2027 and the expiry date for exclusively licensed European Evonik patents, assuming all required fees and other charges are paid, to be 2027, not including any patent term adjustment, patent term extension or supplementary protection certificate.
INVA8003
We also have a pending U.S. provisional patent application for INVA8003 for inventions related to new compositions, formulations, dosages, and methods of use for immune-mediated inflammatory disorders. Patents arising from this pending provisional application, if granted and followed by payment of all appropriate maintenance fees, would be expected to expire, assuming all required fees and other charges are paid, in 2043, not including any patent term adjustment, patent term extension or supplementary protection certificate. In addition, orphan drug or other designations and new chemical entity status could provide additional regulatory exclusivity.
Trademarks
We have submitted one U.S. trademark, for the standard character word mark “INVEA”, to the USPTO. This trademark application was filed on April 3, 2023, has met the minimum filing requirements and has been accepted by the USPTO, and, as of June 30, 2023, is awaiting assignment to an examining attorney at the USTPO.

Proprietary Information
We also rely upon unpatented proprietary information and know-how, including access to certain third-party trade secrets, as well as continuing technological innovation to develop, protect and maintain our competitive position and aspects of our business that are not amenable to, or that we do not presently consider appropriate for, patent protection and prevent competitors from reverse engineering or copying our technologies. However, the foregoing rights are difficult to protect. We seek to protect our proprietary information, in part, using confidentiality agreements with our employees, consultants and advisors, and any commercial partners or other third parties who have access to our proprietary know-how, information, or technology, and invention assignment agreements with our employees, consultants and any other parties involved in the development of intellectual property on our behalf. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. We cannot be certain that all of our employees, consultants and other relevant third parties have signed such agreements and we cannot provide any assurances that all such agreements with other relevant third parties have been duly executed, or that our trade secrets and other confidential proprietary information will not be disclosed. Furthermore, these agreements may be breached, and we may not have adequate remedies for any breach. There can be no assurance that these agreements will be self-executing or otherwise provide meaningful protection for our trade secrets or other intellectual property or proprietary information. In addition, the above-described proprietary information may otherwise become known or be independently discovered by third parties, including our competitors. To the extent that our commercial partners, collaborators, employees, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting technical know-how and inventions. For more information regarding risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”
Licensing and Collaboration Agreements
InveniAI, LLC
On November 24, 2021, we entered into a Contribution Agreement with InveniAI, or the Contribution Agreement, pursuant to which InveniAI, LLC, or InveniAI or the Parent, assigned InveniAI’s rights, title, and interest in INVA8001, INVA8002 (which we have since deprioritized) and INVA8003, and all of the assets and liabilities associated with these candidates. As consideration, we granted InveniAI 8,000,000 shares of our Series A preferred stock and payments of up to a total of $25.0 million for each of INVA8001, INVA8001 and INVA8003 upon the achievement of specific clinical and regulatory milestones for each of the candidates contributed under the Contribution Agreement. Additionally, we are obligated to pay InveniAI $1.25 million within 30 days of closing of this offering and $1.25 million within 30 days of the first anniversary of the closing of this offering.
Daiichi Sankyo
On September 1, 2021, InveniAI entered into an exclusive license agreement, or the Daiichi Agreement, with Daiichi, which was later assigned to us pursuant to the Contribution Agreement. Under the Daiichi Agreement, Daiichi granted InveniAI an exclusive worldwide right and license, with the right of sublicense, under certain patents and know-how to research, develop, make, have made, use, sell, offer for sale, have sold, import or otherwise exploit products containing INVA8001 for all human indications.
Pursuant to the Daiichi Agreement, we are responsible for the development, manufacture and commercialization of product candidates containing INVA8001, or each, a INVA8001 Product Candidate. We are obligated to use commercially reasonable efforts to develop INVA8001 Product Candidates, obtain regulatory approval for INVA8001 Product Candidates, and commercialize INVA8001 Product Candidates that we determine, using commercially reasonable judgment, are appropriate for commercialization. We are obligated to use commercially reasonable efforts to obtain, as soon as possible, all required pricing and marketing approvals for and commercially launch a INVA8001 Product Candidate in each country such INVA8001 Product Candidate has received governmental approval. We will not directly or indirectly market, distribute or sell, or license certain products in compliance with our exclusivity obligations.

Under the Daiichi Agreement, InveniAI made an upfront payment of $250,000 to Daiichi. In addition, we are obligated to pay Daiichi up to $0.6 million in the aggregate upon the achievement of specific clinical milestones and a flat royalty in the mid-single digits based on net sales of a INVA8001 Product Candidate in a country. The royalty term continues for each INVA8001 Product Candidate on a country-by-country basis beginning on the first commercial sale of such INVA8001 Product Candidate and ending on the latest of (a) expiration of the last valid claim in a licensed patent that covers the manufacture, use, or sale of the INVA8001 Product Candidate in such country, which is currently expected to be in 2030 for the Company’s in-licensed patents for INVA8001 (without patent term extension), (b) the expiration of all applicable market exclusivity in such country and (c) ten years after the first commercial sale of such INVA8001 Product Candidate in such country. Notwithstanding the foregoing, we may extend the royalty term on a country-by-country basis for an additional two years upon prior written notice to Daiichi.
The Daiichi Agreement will expire, unless earlier terminated, on the expiration of the last to expire royalty term. We have the right to terminate the Daiichi Agreement for material safety reasons of the INVA8001 Product Candidate upon written notice to Daiichi. In addition, subject to certain conditions, either we or Daiichi may terminate the Daiichi Agreement upon the insolvency of the other or if the other party commits a material breach of the agreement and fails to cure such breach within a specified cure period after written notice is provided. Upon expiration of the Daiichi Agreement, the license becomes perpetual, fully paid, royalty-free and non-exclusive.
Government Regulations
Government authorities in the United States, at the federal, state, and local level, and regulatory authorities globally, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, and export and import of products such as those we are developing. A new drug must be approved by appropriate regulatory authority in each country through an extensive process before it may be legally marketed in that country.
U.S. FDA Regulation of Drug Products
In the United States, the FDA regulates drugs under The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, and local statutes and regulations require the expenditure of substantial time and financial resources. The process required by the FDA before a drug may be marketed in the United States generally involves the following:
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completion of preclinical laboratory tests, animal studies and formulation studies in accordance with GLP regulations and other applicable regulations;

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submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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approval by an independent institutional review board, or IRB, or ethics committee at each clinical site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice, or GCP, regulations to establish the safety and efficacy of the product candidate for its intended use;

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submission to the FDA of an NDA after completion of all pivotal trials;

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satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with Good Manufacturing Practices, or cGMP, requirements to assure that the facilities, methods, and controls are adequate to preserve the drug’s identity, strength, quality, and purity, and of potential inspection of selected clinical investigation sites to assess compliance with GCP; and

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FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Once a product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. An IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the trial includes an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns about on-going or proposed clinical trials or non-compliance with specific FDA requirements, and the trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted.
All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials must be conducted under protocols detailing the objectives of the trial, dosing procedures, subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and timely safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure Furthermore, an independent IRB at each institution participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, monitor the study until completed and otherwise comply with IRB regulations. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries, including clinicaltrials.gov.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
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Phase 1: The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion and, if possible, to gain an early indication of its effectiveness.

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Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance and appropriate dosage.

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Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide substantial evidence of efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk-benefit ratio of the product candidate and provide an adequate basis for product labeling.
Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.
During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
The results of product development, preclinical and other nonclinical studies, and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.
The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once filed, the FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality, and purity. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted.
The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.
After the FDA evaluates an NDA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A CRL usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional clinical trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies, or manufacturing. If a CRL is issued, the sponsor must resubmit the NDA or, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.
If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct Phase 4 testing, which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized. The FDA may also place other conditions on approval including the requirement for a risk evaluation and mitigation strategy, or REMS, to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products.
In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.
Orphan Drug Designation and Exclusivity
The Orphan Drug Act provides incentives for the development of products intended to treat rare diseases or conditions. Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. If a sponsor demonstrates that a drug is intended to treat rare diseases or conditions, the FDA will grant orphan drug designation for that product for the orphan disease indication. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation, however, does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
Orphan drug designation provides manufacturers with research grants, tax credits and eligibility for orphan drug exclusivity. If a product that has orphan drug designation subsequently receives the first FDA approval of the active moiety for that disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which for seven years prohibits the FDA from approving another product with the same active ingredient for the same indication, except in limited circumstances. If a drug designated as an orphan product receives marketing approval for an indication broader than the orphan drug indication for which it received the designation, it will not be entitled to orphan drug exclusivity. Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Further, the FDA may approve more than one product for the same orphan drug indication or disease as long as the products contain different active ingredients. Moreover, competitors may receive approval of different products for the indication for which the orphan drug product has exclusivity or obtain approval for the same product but for a different indication for which the orphan drug product has exclusivity. As a result, even if one of our product candidates receives orphan exclusivity, we may still be subject to competition. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease.
The Hatch-Waxman Amendments
Orange Book Listing
In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, nonclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug pursuant to each state’s laws on drug substitution.
The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carve out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.
The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.
Exclusivity
Upon NDA approval of a NCE, which is a drug that contains no active moiety that has been approved by FDA in any other NDA, that drug receives five years of marketing exclusivity during which FDA cannot receive any ANDA seeking approval of a generic version of that drug. An ANDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period. Certain changes to a drug, such as the addition of a new indication to the package insert, can be the subject of a three-year period of exclusivity if the application contains reports of new clinical investigations (other than bioavailability studies) conducted or sponsored by the sponsor that were essential to the approval of the application. The FDA cannot approve an ANDA for a generic drug that includes the change during the exclusivity period.

Patent Term Extension
After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase (the time between IND application and NDA submission) and all of the review phase (the time between NDA submission and approval up to a maximum of five years). The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years, and only one patent can be extended. For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the United States Patent and Trademark Office must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.
Disclosure of Clinical Trial Information
Sponsors of clinical trials of FDA regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.
Pediatric Information
Under the PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. FDA may grant full or partial waivers, or deferrals, for submission of data. With certain exceptions, PREA does not apply to any drug for an indication for which orphan designation has been granted.
The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity—patent or nonpatent—for a drug if certain conditions are met. Conditions for exclusivity include FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.
Post-Approval Requirements
Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications, certain manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP regulations and other laws and regulations. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.
The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
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restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

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fines, warning letters, or untitled letters;

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clinical holds on clinical studies;

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refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

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product seizure or detention, or refusal to permit the import or export of products;

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consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs;

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mandated modification of promotional materials and labeling and the issuance of corrective information;

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the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

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injunctions or the imposition of civil or criminal penalties.

In addition, the FDA closely regulates the marketing, labeling, advertising, and promotion of drug products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.
Other Healthcare Laws
Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business and may constrain the financial arrangements and relationships through which we research, as well as sell, market and distribute any products for which we obtain marketing approval. Such laws include, without limitation:
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The federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs;

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The federal civil and criminal false claims laws, including, without limitation, the civil False Claims Act, and the federal civil monetary penalties law, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal funds, and knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government;

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The Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or obtain by means of false or fraudulent pretenses, representations or promises any money or property owned by or under the control of any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items or services;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, including the Final Omnibus Rule published on January 25, 2013, which imposes obligations on certain healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their business associates and their subcontractors that perform certain services involving the storage, use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information; and

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The federal physician payment transparency requirements, sometimes referred to as the “Physician Payments Sunshine Act,” created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the ACA, which requires certain manufacturers of prescription drugs to collect and annually report information on certain payments or transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), physician assistants, certain types of advance practice nurses and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. The reported data are made available in searchable form on a public website on an annual basis. Failure to submit required information may result in civil monetary penalties.

Analogous state and foreign anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non- governmental third-party payors, including private insurers, or that apply regardless of payor. In addition, several states now require prescription drug companies to report certain expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual healthcare practitioners in these states. Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals. Further, certain states require the posting of information relating to clinical trials and their outcomes. Some states require the reporting of certain drug pricing information, including information pertaining to and justifying price increases. In addition, certain states require pharmaceutical companies to implement compliance programs and/or marketing codes. Several additional states are considering similar proposals. Certain states and local jurisdictions also require the registration of pharmaceutical sales representatives. Additionally, we may also be subject to state and foreign laws governing the privacy and security of health information in some circumstances, such as California’s Consumer Privacy Act, or the CCPA, or Europe’s General Data Protection Regulation, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
Efforts to ensure that business arrangements with third parties comply with applicable state, federal and foreign healthcare laws and regulations involve substantial costs. If a pharmaceutical company’s operations are found to be in violation of any such requirements, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of its operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other federal or state government healthcare programs, including Medicare and Medicaid, integrity oversight and reporting obligations, imprisonment and reputational harm. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated.

Any action for an alleged or suspected violation can cause a drug company to incur significant legal expenses and divert management’s attention from the operation of the business, even if such action is successfully defended.
Coverage and Reimbursement
Patients in the United States and elsewhere generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Accordingly, market acceptance of our product candidates or any future product candidates, if approved, will be dependent on the extent to which third-party coverage and reimbursement is available from third-party payors, including government health program administration authorities (including in connection with government healthcare programs, such as Medicare and Medicaid), private healthcare insurers and other healthcare funding organizations. Coverage and reimbursement policies for products can differ significantly from payor to payor, as there is no uniform policy of coverage and reimbursement for products among commercial third-party payors in the United States. There also may be significant delays in obtaining coverage and reimbursement, as the process of determining coverage and reimbursement is often time consuming and can require health care providers to provide clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. In addition, the increased emphasis by such third-party payors and government authorities in the United States on managed care and cost containment measures will continue to place pressure on pharmaceutical pricing and coverage. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for our product candidates or any future product candidates, if approved, less favorable coverage policies and reimbursement rates may be implemented in the future.
Healthcare Reform
Healthcare reforms that have been adopted, and that may be adopted in the future, could result in further reductions in coverage and levels of reimbursement for pharmaceutical products, increases in rebates payable under U.S. government rebate programs and additional downward pressure on pharmaceutical product prices.
In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, each as amended, collectively known as the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and changes to fraud and abuse laws. By way of example, the ACA:
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increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price;

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required collection of rebates for drugs paid by Medicaid managed care organizations;

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required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and

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imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, or AMP, beginning January 1, 2024. Most recently, on August 16, 2022, the Inflation Reduction Act of 2022, or the IRA, was signed into law. Among other things, the IRA directs the Department of Health and Human Services, or the HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare. The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price representing a significant discount from average prices to wholesalers and direct purchasers. The law will also, beginning in 2023, penalize drug manufacturers that increase prices of Medicare

Part B and Part D drugs at a rate greater than the rate of inflation. Further, the IRA eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. The IRA permits the Secretary of the HHS, to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented, although the IRA may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry In addition, in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Center for Medicare and Medicaid Innovation which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.
Data Privacy and Security Laws
Numerous state, federal and foreign laws, regulations, and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous federal and state laws, and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance.
Employees and Human Capital Resources
As of December 31, 2022, we had seven full-time employees and three part-time employees. Two of our employees hold an M.D. degree and four hold a Ph.D. degree. Our highly qualified and experienced team includes scientists, physicians, and professionals across regulatory, finance, and other important functions that are critical to our success. We believe that the success of our business will depend, in part, on our ability to attract and retain qualified personnel. None of our employees are represented by a labor union or are a party to a collective bargaining agreement and we believe that we have good relations with our employees.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees, advisors, and consultants. The principal purposes of our incentive plans are to attract, retain and reward personnel through the granting of compensation awards in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.
Facilities
Our corporate headquarters and executive offices are provided to us by InveniAI under the InveniAI Services Agreement discussed above and are located in Guilford, Connecticut. We believe that our existing facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities at an increased cost as we add employees. We believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.
Legal Proceedings
From time to time, we may be subject to litigation and claims arising in the ordinary course of business. We are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have a material adverse effect on our business, operating results, cash flows or financial condition.

MANAGEMENT
Directors and Executive Officers
The following table identifies and sets forth certain biographical and other information regarding our executive officers and directors, including their ages as of June 30, 2023.
Name	Age	Position
Executive Officers:
Krishnan Nandabalan, Ph.D.	60	Chairman, Chief Executive Officer, President
Shunichiro (Steve) Okada, M.D.	65	Chief Medical Officer
Salvatore Alesci, M.D., Ph.D.	49	Chief Scientific Officer
Aman Kant	39	Chief Business Officer
Michael J. Aiello, CPA	43	Chief Financial Officer
Non-Employee Directors:
Kerrie Brady, BPharm, M.S., M.B.A.	61	Director
Jason Fenton	47	Director
Demetrios Kydonieus, M.B.A.	53	Director
Jonathan Zalevsky, Ph.D.	48	Director
Executive Officers
Krishnan Nandabalan, Ph.D., has served as our President, Chief Executive Officer and Chairman of our board of directors since our formation in October 2021. He has served as the President and CEO of InveniAI, our parent company, since 2017. He has also served as a member of the board of directors of BioXcel Therapeutics, Inc., since 2017. He co-founded BioXcel, LLC (formerly BioXcel Corporation), where he has served as its President, Secretary, and Director since 2005 and Chief Scientific Officer since 2004. Dr. Nandabalan holds a B.Sc. and M.Sc. in agricultural science from Tamil Nadu Agricultural University, India and a Ph.D. in biochemistry and molecular biology from the Indian Institute of Science, India.
Shunichiro (Steve) Okada, M.D., has served as our Chief Medical Officer since January 2022. Prior to that time, Dr. Okada served as the Vice President and Head of Clinical Strategy T-CiRA Discovery at Takeda Pharmaceutical Corp. from 2015 to March 2021. Dr. Okada holds a B.A. from Johns Hopkins University and a M.D. from the University of Texas Southwestern Medical School. He is board certified in internal medicine and holds a subspecialty certification in cardiovascular disease.
Salvatore Alesci, M.D., Ph.D., has served as our Chief Scientific Officer since January 2022, after transitioning from serving as Chief Scientific Officer of InveniAI, our parent company, from April 2021 to December 2021. Mr. Alesci also serves as the Chief Scientist and Strategy Officer for Beyond Celiac, a role he has held since February 2020. Prior to that time, Dr. Alesci worked as a consultant from October 2019 and March 2020. Dr. Alesci held multiple senior leadership roles at Takeda Pharmaceutical Corp from 2015 to September 2019, as the last being Vice President, Head of R&D Global Patient and Scientific Affairs. From 1998 to 2006, Dr. Alesci completed his post-doctoral training at the National Institutes of Health (NIH), where he held a number of positions, the last being Staff Scientist at the Clinical Neuroendocrinology Branch of the National Institute of Mental Health (NIMH). Dr. Alesci holds an M.D. (cum laude) and a Ph.D. in Experimental Endocrine and Metabolic Sciences from University of Messina, School of Medicine (Italy), where he also completed a post-graduate internship in Clinical Endocrinology. He completed a Research Fellowship in Rheumatology, Immunology, and Allergy at Georgetown University from 2000 to 2001.
Aman Kant has served as our Chief Business Officer since November 2021. He has also served as the Chief Business Officer of InveniAI, our parent company, since 2017. Mr. Kant holds a B. Tech in Biotechnology, from Jaypee University of Information Technology, India.

Michael J. Aiello, C.P.A. has served as our Chief Financial Officer since November 2021. He has also served as the Vice President, Finance and Accounting of InveniAI, our parent company, since November 2020. Prior to that time, Mr. Aiello served as Vice President of Finance for BioXcel L.L.C. from July 2020 to November 2020, the Chief Financial Officer of Precision X-Ray, Inc. from October 2018 to April 2020 and as an independent strategic financial consultant to privately held biotechnology and medical device start-up companies from October 2016 to September 2018. He holds a degree in Accounting from Quinnipiac University and is a Certified Public Accountant.
Non-Employee Directors
Kerrie Brady, BPharm, M.S., M.B.A., has served as a member of our board of directors since December 2021. Ms. Brady has served as the Chief Executive Officer and President, and as a member of the board of directors, at OcuTerra Therapeutics, Inc. since April 2021. Previously Ms. Brady co-founded Centrexion Therapeutics, Corp. in October 2013 and served as its Chief Business Officer and Executive Vice President of Strategy from 2013 to 2020. Ms. Brady holds a BPharm from the Victoria College of Pharmacy, Australia, an MBA (award of distinction) from the University of Melbourne, Australia, and an MSc in Biopharmaceuticals from the University of New South Wales, Australia.
Jason Fenton has served as a member of our board of directors since December 2022. Mr. Fenton has served as the Managing Director and Head of Healthcare Capital Markets for Oppenheimer & Co., Inc. since February 2022. Prior to that time, Mr. Fenton was a Managing Director and Head of Healthcare Capital Markets at Cowen & Co., Inc. from 2010 to August 2021 and a Vice President from 2007 to 2008. Mr. Fenton holds a B.S. in Finance and Statistics from New York University.
Demetrios Kydonieus, J.D., M.B.A., has served as a member of our board of directors since November 2021. Mr. Kydonieus has served as the President of R-PHARM U.S., LLC since June 2018, after having served as the President and Chief Business Officer from 2014 to June 2018. Mr. Kydonieus holds a B.B.A. in Finance from Western Connecticut State University, a J.D. from Quinnipiac University School of Law and an M.B.A. from Duke University’s Fuqua School of Business.
Jonathan Zalevsky, Ph.D., has served as a member of our board of directors since November 2021. He has also served as a Director of InveniAI since 2017 and ReAlta Life Sciences since November 2019. He has served as the Chief Research and Development Officer of Nektar Therapeutics since October 2019 and previously served as its Chief Scientific Officer from 2015 to October 2019. Dr. Zalevsky holds a Ph.D. in biochemistry from the Tetrad Program at the University of California, San Francisco and dual B.S. degrees in biochemistry and molecular, cellular, and developmental biology from the University of Colorado at Boulder.
Board Composition
Our business and affairs are managed under the direction of our board of directors, which currently consists of five members. Our directors were elected to, and currently serve on, the board pursuant to a voting agreement among us and substantially all of our stockholders and voting rights granted by our current amended and restated certificate of incorporation. The voting agreement will terminate upon the closing of this offering, after which there will be no further contractual obligations regarding the election of our directors.
In accordance with our amended and restated certificate of incorporation, which will be in effect in connection with the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:
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the Class I directors will be           and           , and their terms will expire at the first annual meeting to be held after the closing of this offering;

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the Class II directors will be           and           , and their terms will expire at the second annual meeting to be held after the closing of this offering; and

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the Class III directors will be           and           , and their terms will expire at the third annual meeting to be held after the closing of this offering.

Our amended and restated bylaws, which will become effective upon the closing of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control.
Director Independence
Applicable Nasdaq rules, or the Nasdaq Listing Rules, require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act of 1934, as amended, or the Exchange Act. The Nasdaq independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Our board of directors has determined that all of our directors other than Dr. Nandabalan, representing four of our five directors, are “independent directors” as defined under applicable Nasdaq rules. In making such determination, our board of directors considered the current and prior relationships that each such director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each director and the transactions described in the section titled “Certain Relationships and Related Person Transactions.”
There are no family relationships among any of our directors or executive officers.
Role of the Board in Risk Oversight
One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Following the completion of this offering, we intend for our audit committee to have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements.
Committees of the Board of Directors
Our board of directors has established an audit committee, compensation committee and a nominating and corporate governance committee, each of which operate pursuant to a committee charter. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Our board of directors intends to adopt a written charter for each committee described below, all of which will be available on our website after the closing of this offering.
Audit Committee
Upon the closing of this offering, our audit committee will consist of           ,           and            , with serving as chair of the audit committee. Our board of directors has affirmatively determined that each of these individuals meets the independence standards under Rule 10A-3 of the Securities Exchange Act of 1934, or the Exchange Act, and that does not meet the independence standards under Rule 10A-3 of the Exchange Act, and the applicable listing standards of Nasdaq. Each member of our audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. Our board of directors has also determined that        qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In arriving at these determinations, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.
Our audit committee will be responsible for, among other things:
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helping our board of directors oversee our corporate accounting and financial reporting processes;

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selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

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helping to ensure the independence and performance of the independent registered public accounting firm;

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discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent accountants, our interim and year-end operating results;

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developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

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reviewing our policies on risk assessment and risk management;

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reviewing and approving related party transactions;

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reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and critical accounting policies;

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reviewing and monitoring compliance with the Code of Business Conduct and Ethics, or the Code of Conduct;

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obtaining and reviewing a report by the independent registered public accounting firm, at least annually, that describes its internal quality-control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

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approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

We believe that the composition and functioning of our audit committee will comply with all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Compensation Committee
Upon the closing of this offering, our compensation committee will consist of           ,           and,           with           serving as chair of the compensation committee. Each of these individuals is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Our board of directors has determined that each of these individuals is “independent” as defined under the Nasdaq Listing Rules, including the standards specific to members of a compensation committee.
Our compensation committee is responsible for, among other things:
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establishing corporate and individual performance objectives relevant to the compensation of our executive officers, directors and other senior management and evaluating performance in light of these stated objectives;

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reviewing and approving, or reviewing and recommending to the board of directors for approval, the compensation and other terms of employment or service, including severance and change-in-control arrangements, of our Chief Executive Officer and the other executive officers;

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reviewing and recommending to the board of directors for approval compensation arrangements for our directors;

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overseeing administration of our equity compensation plans, pension and profit-sharing plans, deferred compensation plans and other similar plan and programs; and

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reviewing our compensation policies and practices as they relate to risk management and risk-taking incentives.

We believe that the composition and functioning of our compensation committee will comply with all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Nominating and Governance Committee
Upon the closing of this offering, our nominating and corporate governance committee will consist of           ,           and           , with           serving as chair of the nominating and corporate governance committee. Our board of directors has determined that each of these individuals is “independent” as defined under the applicable listing standards of Nasdaq and SEC rules and regulations.
Our nominating and governance committee is responsible for, among other things:
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identifying, reviewing and evaluating candidates to serve as directors (consistent with any criteria provided by the board of directors);

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reviewing and evaluating incumbent directors and the performance of the board of directors generally;

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making recommendations to the board of directors regarding the membership of the committees of the board of directors; and

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developing a set of corporate governance principles.

We believe that the composition and functioning of our nominating and corporate governance committee will comply with all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Compensation Committee Interlocks and Insider Participation
None of our directors who serve as a member of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.
Code of Ethics and Code of Conduct
Effective upon the closing of this offering, we will adopt a Code of Conduct, applicable to all of our employees, executive officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. Following the closing of this offering, the full text of the Code of Conduct will be available on our website at www.inveatx.com. We intend to post on our website all disclosures that are required by law or the listing standards of the Nasdaq Stock Market concerning any amendments to, or waivers from, any provision of the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus. We have included our website in this prospectus solely as an inactive textual reference.

Non-Employee Director Compensation
The following table sets forth information concerning the compensation paid to our non-employee directors for the year ended December 31, 2022:
Name	Fees Earned or Paid in Cash($)	Option Awards ($)(1)	Total ($)
Kerrie Brady, BPharm, M.S., M.B.A.(2)	—	116,070	116,070
Jason Fenton(2)(3)	15,000	—	15,000
Demetrios Kydonieus, J.D., M.B.A.(2)	—	116,070	116,070
Vimal Mehta, Ph.D.(2)(4)	—	116,070	116,070
Jonathan Zalevsky, Ph.D.(2)	—	116,070	116,070
Sandeep Laumas, M.D.(5)	—	—	—

(1)
Amounts reflect the full grant date fair value of options granted for the year ended December 31, 2022, computed in accordance with Accounting Standard Codification (ASC) Topic 718, rather than the amounts paid to or realized by the named individual. See Note 6 to our audited financial statements included elsewhere in this prospectus for a discussion of the assumptions used in the calculation.

(2)
As of December 31, 2022, Ms. Brady, Mr. Kydonieus, Dr. Mehta, and Dr. Zalevsky each held options to purchase an aggregate of 153,000 shares of common stock and Mr. Fenton held options to purchase an aggregate of 75,000 shares of common stock.

(3)
Prior to being appointed to our board of directors in December 2022, Mr. Fenton received an option grant as compensation for consulting services he provided pursuant to a consulting agreement with InveniAI. Under the consulting agreement, we paid Mr. Fenton aggregate cash compensation of $15,000 for his services. Mr. Fenton’s initial option grant related to his service on our board of directors was made in March 2023.

(4)
Dr. Mehta served on our board of directors since November 2021 and resigned effective           , 2023.

(5)
Mr. Laumas served on our board of directors from November 2021 to April 2022.

Non-Employee Director Compensation Policy
We do not currently have a formal director compensation policy. We intend to adopt a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors, following the completion of this offering.

EXECUTIVE COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2022 Summary Compensation Table” below. We are an “emerging growth company,” within the meaning of the JOBS Act, and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act.
Our named executive officers for the fiscal year ended December 31, 2022, consisting of our principal executive officer and the next two most highly compensated executive officers, were:
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Krishnan Nandabalan, Ph.D., our President and Chief Executive Officer;

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Shunichiro (Steve) Okada, M.D., our Chief Medical Officer; and

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Salvatore Alesci, M.D., Ph.D., our Chief Scientific Officer.

2022 Summary Compensation Table
The following table presents summary information regarding total compensation awarded to or earned by or paid to our named executive officers for the fiscal year ended December 31, 2022.
Name and Principal Position	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Krishnan Nandabalan, Ph.D. President and Chief Executive Officer	200,000	131,175	40	331,215
Shunichiro (Steve) Okada, M.D. Chief Medical Officer	450,000	205,905	17,321	673,226
Salvatore Alesci, M.D., Ph.D. Chief Scientific Officer	425,000	205,905	13,246	644,151

(1)
Represents the grant date fair value of options awarded during the year ended December 31, 2022, as computed in accordance with Financial Accounting Standards Board (FASB) ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option award column are set forth in Note 6 to our audited financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards, and do not necessarily correspond to the actual economic value that may be received by each named executive officer from the options.

(2)
The amounts reported in this column for 2022 represent Company-paid premiums for life insurance ($40.00 for each of Drs. Nandabalan, Okada and Alesci) and the portion of the cost of the Company sponsored health insurance plan ($17,191 and $13,206 for each of Dr. Okada and Dr. Alesci, respectively).

Narrative to Summary Compensation Table
Annual Base Salary
Each of our named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Dr. Nandabalan’s, Dr. Okada’s and Dr. Alesci’s respective annual base salaries were $200,000, $450,000 and $425,000 for the year ended December 31, 2022.
Non-Equity Incentive Compensation
With respect to fiscal year 2022, each of our named executive officers was eligible to receive annual incentive compensation based on the achievement of corporate and individual performance objectives. For the 2022 bonuses, the corporate performance objectives included certain development goals and milestones.

The 2022 target bonus amounts, expressed as a percentage of annual base salary, for our named executive officers was 30% for each of Drs. Okada and Alesci and 40% for Dr. Nandabalan. The amounts of any annual incentives earned are determined after the end of the year, based on the achievement of the designated corporate and individual performance objectives, and may be paid in cash or equity. In 2023, our board of directors met to review performance against the 2022 bonus goals and determined that no cash bonuses would be paid out to the named executive offers for the year ended December 31, 2022 to preserve working capital.
Equity-Based Incentive Awards
Our equity-based incentive awards granted to our named executive officers are designed to align the interests of our named executive officers with those of our stockholders. To date, we have only used stock option grants for this purpose because we believe they are an effective means by which to align the long-term interests of our executive officers with those of our stockholders. The use of stock options also can provide tax and other advantages to our executive officers relative to other forms of equity compensation. We believe that our equity awards are an important retention tool for our executive officers, as well as for our other employees.
We award stock options broadly to our employees, including to our non-executive employees. Grants to our executives and other employees are made at the discretion of our board of directors and are not made at any specific time period during a year.
Prior to this offering, all of the stock options we have granted were made pursuant to our 2021 Plan. Following this offering, we will grant equity incentive awards under the terms of our 2023 Plan. The terms of our equity plans are described under the section titled “Executive Compensation—Equity Incentive Plans” below.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each of our named executive officers as of December 31, 2022.
		Option Awards				Stock Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Krishnan Nandabalan President and Chief Executive Officer	12/01/2021(2)(3)	—	—	—	—	150,000	238,500
	11/16/2022(4)	—	82,500	$1.54	11/15/2032	—	—
Shunichiro (Steve) Okada Chief Medical Officer	12/01/2021(3)	50,000	50,000	$0.14	11/30/2031	—	—
	11/16/2022(4)	—	129,500	$1.54	11/15/2032	—	—
Salvatore Alesci Chief Scientific Officer	12/01/2021(3)	50,000	50,000	$0.14	11/30/2031	—	—
	11/16/2022(4)	—	129,500	$1.54	11/15/2032	—	—

(1)
All outstanding equity awards were granted under the 2021 Plan.

(2)
Dr. Nandabalan early exercised his option in full for 300,000 shares of restricted stock.

(3)
25% of the shares vested and became exercisable on December 1, 2021. The remaining shares underlying the grant vest in equal monthly installments, such that the option will be vested and fully exercisable on December 1, 2024, generally subject to the named executive officer’s continuous service through the applicable vesting date.

(4)
25% of the shares will vest and become exercisable on November 16, 2023. The remaining shares underlying the grant vest in equal monthly installments, such that the option will be vested and fully exercisable on November 16, 2026, generally subject to the named executive officer’s continuous service through the applicable vesting date.

Employment Agreements
We have entered into employment agreements with our named executive officers, and in connection with this offering, we expect to enter into new employment agreements with our named executive officers to supersede their prior employment agreements. We expect that each of these new agreements will provide for at-will employment and include each officer’s base salary, a discretionary annual incentive bonus opportunity and standard employee benefit plan participation. The key terms of the current employment agreements for our named executive officers are described below.
Dr. Krishnan Nandabalan, Ph.D.
On January 1, 2022, we entered into an executive employment agreement with Dr. Nandabalan, or the CEO Employment Agreement, pursuant to which Dr. Nandabalan serves as our President and Chief Executive Officer. Under his employment agreement, Dr. Nandabalan is entitled to an annual base salary of $200,000, which is subject to adjustment at the discretion of our board of directors, including for cost of living adjustments, and upon the achievement of certain corporate milestones. Additionally, Dr. Nandabalan is eligible to receive an annual performance bonus with a target equal to 40% of his then-current base salary, contingent upon satisfaction of individual and company performance goals set by our board of directors in its sole discretion. The CEO Employment Agreement provides for standard benefits, such as vacation, reimbursement of business expenses, and participation in our employee benefit plans and programs.
Under Dr. Nandabalan’s employment agreement, if he resigns for “Good Reason” (as defined in the CEO Employment Agreement), Dr. Nandabalan will be eligible to receive the following severance benefits, or the CEO Severance Benefits): (a) an amount equal to 12 months of his then-current annual base salary; (b) a pro-rata portion of his earned but unpaid target bonus for the year in which termination occurs; (c) payment or reimbursement of continued health coverage for Dr. Nandabalan and his dependents under COBRA for up to 12 months; (d) all of our equity securities that are then unvested or not yet due or issuable will immediately vest or become due or payable and all options, warrants and other convertible securities will become fully exercisable for a period of the later of six months following the date of termination or the remaining term of such security or right as provided in the agreement evidencing the security or right and (e) any accrued obligations, or the CEO Accrued Obligations, consisting of (i) Dr. Nandabalan’s accrued but unpaid base salary through the date of termination, (ii) unreimbursed business expenses incurred by Dr. Nandabalan, and (iii) certain Company retirement and health benefits owed to Dr. Nandabalan pursuant to his employment agreement. If Dr. Nandabalan’s employment is terminated by us for “Cause” (as defined in the employment agreement) by us, then Dr. Nandabalan is not entitled to receive any CEO Severance Benefits, but is entitled to receive any CEO Accrued Obligations.
Dr. Shunichiro (Steve) Okada, M.D.
On January 1, 2022, we entered into an employment agreement, or the CMO Employment Agreement, with Dr. Okada, pursuant to which Dr. Okada serves as our Chief Medical Officer and as an employee at-will. Under his employment agreement, Dr. Okada is entitled to an annual base salary of $450,000. Additionally, Dr. Okada is eligible to receive an annual performance bonus with a target equal to 30% of his then-current base salary, contingent upon satisfaction of individual and company performance goals set by our board of directors in its sole discretion. The CMO Employment Agreement provides for standard benefits, such as vacation, reimbursement of business expenses, and participation in our employee benefit plans and programs. As contemplated by his executive employment agreement, on December 1, 2021, we granted to Dr. Okada an option to purchase 100,000 shares of our common stock pursuant to the 2021 Plan at an exercise price of $0.14 per share, which grant vested as to 25% of the shares on the date of the grant, with the remainder vesting in equal monthly installments over the following 36 months, subject to Dr. Okada’s continuous service through such vesting dates.

If Dr. Okada’s employment is terminated by us without Cause (as defined in the CMO Employment Agreement) or Dr. Okada resigns for “Good Reason” (as defined in the CMO Employment Agreement), Dr. Okada will be eligible to receive the following severance benefits, or the CMO Severance Benefits: (a) an amount equal to 6 months of his then-current annual base salary; (b) payment or reimbursement of continued health coverage for Dr. Okada and his dependents under COBRA for up to 6 months; and (c) the “accrued obligations,” or the CMO Accrued Obligations, that consist of (i) Dr. Okada’s accrued but unpaid base salary through the date of termination, (ii) unreimbursed business expenses incurred by Dr. Okada, and (iii) certain Company retirement and health benefits owed to Dr. Okada pursuant to the CMO Employment Agreement.
If Dr. Okada voluntarily resigns (for a reason other than a “Good Reason”), or is terminated by us for “Cause” (as defined in the CMO Employment Agreement) by us, then Dr. Okada is not entitled to receive any CMO Severance Benefits, but is entitled to receive any CMO Accrued Obligations.
Salvatore Alesci, M.D., Ph.D.
On January 1, 2022, we entered into an employment agreement, or the CSO Employment Agreement, with Dr. Alesci, pursuant to which Dr. Alesci serves as our Chief Scientific Officer and as an employee at-will. Under his employment agreement, Dr. Alesci is entitled to an annual base salary of $425,000. Additionally, Dr. Alesci is eligible to receive an annual performance bonus with a target equal to 30% of his then-current base salary, contingent upon satisfaction of individual and company performance goals set by our board of directors in its sole discretion. The CSO Employment Agreement provides for standard benefits, such as vacation, reimbursement of business expenses, and participation in our employee benefit plans and programs. As contemplated by his executive employment agreement, on December 1, 2021, we granted to Dr. Alesci an option to purchase 100,000 shares of our common stock pursuant to the 2021 Plan at an exercise price of $0.14 per share, which grant vested as to 25% of the shares on the date of the grant, with the remainder vesting in equal monthly installments over the following 36 months, subject to Dr. Alesci’s continuous service through such vesting dates.
If Dr. Alesci’s employment is terminated by us without “Cause” (as defined in the CSO Employment Agreement) or by Dr. Alesci for “Good Reason” (as defined in the CSO Employment Agreement), in either case not in connection with a Change in Control (as defined in the 2021 Plan), Dr. Alesci will be eligible to receive the following severance benefits, or the CSO Severance Benefits: (a) a pro-rata portion of his earned but unpaid target bonus for the year in which the termination occurs, subject to board approval; (b) an amount equal to 12 months of his then-current annual base salary; (c) payment or reimbursement of continued health coverage for Dr, Alesci’s and his dependents under COBRA for up to 12 months; and (d) the “accrued obligations,” or the CSO Accrued Obligations, consisting of (i) Dr. Alesci’s accrued but unpaid base salary through the date of termination, (ii) unreimbursed business expenses incurred by Dr. Alesci and (iii) certain Company retirement and health benefits owed to Dr. Alesci pursuant to his employment agreement.
If Dr. Alesci’s employment is terminated by us without “Cause” (as defined in the CSO Employment Agreement) or by Dr. Alesci for “Good Reason” (as defined in the CSO Employment Agreement), in either case in connection with a Change in Control (as defined in the 2021 Plan), then, in addition to the payments and benefits described above, Dr. Alesci will be eligible to receive severance in a lump sum payment equal to 12 months of his then-current annual base salary. If Dr. Alesci voluntary resigns (for a reason other than a “Good Reason”), or is terminated for “Cause” (as defined in the CSO Employment Agreement) by us, then Dr. Alesci is not entitled to receive any CSO Severance Benefits, but is entitled to receive any CSO Accrued Obligations.
Equity Incentive Plans
We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain and motivate our employees, consultants, and directors by aligning their financial interests with those of our stockholders. The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2023 Equity Incentive Plan
Our board of directors intends to adopt the 2023 Equity Incentive Plan, or the 2023 Plan, which will become effective on the date of the underwriting agreement related to this offering. Our 2023 Plan will come into existence upon its adoption by our board of directors, but no grants will be made under our 2023 Plan prior to its effectiveness. Once our 2023 Plan becomes effective, no further grants will be made under our 2021 Plan.
Types of Awards.   Our 2023 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards and other awards, or collectively, awards. ISOs may be granted only to our employees, including our officers, and the employees of our affiliates. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants and the employees and consultants of our affiliates.
Authorized Shares.   The maximum number of shares of common stock that may be issued under our 2023 Plan is         shares, which is the sum of: (i)           new shares, plus (ii) up to          shares of our common stock subject to awards granted under our 2021 Plan that, after the effective date of our 2023 Plan, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us. The number of shares of common stock reserved for issuance under our 2023 Plan will automatically increase on January 1 of each year, beginning on January 1, 2024, and continuing through and including January 1, 2033, by        % of the aggregate number of shares of common stock of all classes issued and outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors prior to the applicable January 1. The maximum number of shares that may be issued upon the exercise of ISOs under our 2023 Plan is           shares.
Shares issued under our 2023 Plan will be authorized but unissued or reacquired shares of common stock. Shares subject to awards granted under our 2023 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2023 Plan. Additionally, shares issued pursuant to awards under our 2023 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations to an award, will become available for future grant under our 2023 Plan.
The maximum number of shares of common stock subject to stock awards granted under the 2023 Plan or otherwise during any calendar year beginning in 2023 to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on the board of directors, will not exceed $      in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our board of directors, $      .
Plan Administration.   Our board of directors, or a duly authorized committee of our board, may administer our 2023 Plan and is referred to as the “administrator” herein. Our board of directors has delegated concurrent authority to administer our 2023 Plan to the compensation committee under the terms of the compensation committee’s charter. We sometimes refer to the board of directors, or the applicable committee with the power to administer our equity incentive plans, as the administrator. The administrator may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified awards, and (2) determine the number of shares subject to such awards.
The administrator has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of awards, if any, the number of shares subject to each award, the fair market value of a share of common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2023 Plan.
In addition, subject to the terms of the 2023 Plan, the administrator also has the power to modify outstanding awards under our 2023 Plan, including the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options.   ISOs and NSOs are granted pursuant to stock option agreements adopted by the administrator. The administrator determines the exercise price for a stock option, within the terms and conditions of the 2023 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2023 Plan vest at the rate specified in the stock option agreement as determined by the administrator.
The administrator determines the term of stock options granted under the 2023 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that either an exercise of the option or an immediate sale of shares acquired upon exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.
Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO and (5) other legal consideration approved by the administrator.
Options may not be transferred to third-party financial institutions for value. Unless the administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.
Tax Limitations on ISOs.   The aggregate fair market value, determined at the time of grant, of common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations, unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.
Restricted Stock Awards.   Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. Restricted stock awards may be granted in consideration for cash, check, bank draft or money order, services rendered to us or our affiliates or any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.
Restricted Stock Unit Awards.   Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.   Stock appreciation rights are granted pursuant to stock appreciation right grant agreements adopted by the administrator. The administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2023 Plan vests at the rate specified in the stock appreciation right agreement as determined by the administrator.
The administrator determines the term of stock appreciation rights granted under the 2023 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provide otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.
Performance Awards.   Our 2023 Plan permits the grant of performance-based stock and cash awards. The compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.
The performance goals may be based on any measure of performance selected by the board of directors. The compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.
Other Awards.   The administrator may grant other awards based in whole or in part by reference to common stock. The administrator will set the number of shares under the award and all other terms and conditions of such awards.
Changes to Capital Structure.   In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2023 Plan; (2) the class and maximum number of shares by which the share reserve may increase automatically each year; (3) the class and maximum number of shares that may be issued upon the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding awards.
Corporate Transactions.   The following applies to stock awards under the 2023 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant. Under the 2023 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.
In the event of a corporate transaction, any stock awards outstanding under the 2023 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction. In addition, the plan administrator may also provide, in its sole discretion, that the holder of a stock award that will terminate upon the occurrence of a corporate transaction if not previously exercised will receive a payment, if any, equal to the excess of the value of the property the participant would have received upon exercise of the stock award over the exercise price otherwise payable in connection with the stock award.
A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in an applicable award agreement or other written agreement, but in the absence of such provision, no such acceleration will occur.
Transferability.   A participant may not transfer awards under our 2023 Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2023 Plan.
Plan Amendment or Termination.   Our board has the authority to amend, suspend or terminate our 2023 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board adopted our 2023 Plan. No awards may be granted under our 2023 Plan while it is suspended or after it is terminated.
2021 Equity Incentive Plan
Our 2021 Equity Incentive Plan, or the 2021 Plan, was initially adopted by our board of directors and approved by our stockholders in November 2021.
Share Reserve.   As of June 30, 2023, we had 3,940,000 shares of our common stock reserved for issuance pursuant to grants under our 2021 Plan, of which 769,900 remained available for grant. As of June 30, 2023, 790,000 options to purchase shares of common stock had been early exercised and options to purchase 2,380,100 shares remained outstanding, with a weighted-average exercise price of $0.77 per share. As of June 30, 2023, 436,875 shares remain subject to repurchase. No other types of awards have been granted under the 2021 Plan.

Administration.   Our board of directors, or a committee thereof appointed by our board of directors administers the 2021 Plan and is referred to as the “plan administrator” herein. Subject to the terms of the 2021 Plan, the plan administrator has the authority to, among other things, determine the eligible persons to whom, and the times at which, awards will be granted, to determine the terms and conditions of each award (including the number of shares subject to or the cash value of an award, the exercise price of the award, if any, and when the award will vest and, as applicable, become exercisable), to modify or amend outstanding awards, or accept the surrender of outstanding awards and substitute new awards, to accelerate the time(s) at which an award may vest or be exercised, and construe and interpret the terms of our 2021 Plan and awards granted thereunder.
Eligibility.   The 2021 Plan provides for the grant of both ISOs and NSOs, as well as for the issuance of Restricted Stock Units, or RSUs, Stock Appreciation Rights, or SARs, Restricted Stock and Other Stock Awards (as defined in the 2021 Plan). We may grant ISOs only to our employees and to any of the employees of our parent or subsidiary corporations. We may grant NSOs, RSUs, SARs, Restricted Stock and Other Stock Awards to employees, officers, directors, advisors, and consultants of ours and to any of our parent or subsidiary corporation’s employees or consultants. Only stock options have been granted under the 2021 Plan. We refer to employees, officers, directors, advisors, or consultants who receive an award under our 2021 Plan as participants.
Stock Options.   The plan administrator will determine the exercise price for stock options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable within the terms and conditions of our 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. In addition, the exercise price of any ISO granted to a participant who owns more than 10% of the total combined voting power of all classes of our capital stock, directly or by attribution, must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2021 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to a participant who owns more than 10% of the total combined voting power of all classes of our capital stock, directly or by attribution, is five years from the date of grant.
Restricted Stock and RSUs.   The 2021 Plan provides for the grant of Restricted Stock and RSUs, with terms as generally determined by the plan administrator (in accordance with the 2021 Plan) and to be set forth in an award agreement. Restricted Stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a Restricted Stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule as determined by the plan administrator. Rights to acquire shares under a Restricted Stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, Restricted Stock awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason. RSUs represent the right to receive shares of our common stock at a specified date in the future and may be subject to vesting based on service or achievement of performance conditions as determined by the plan administrator. Except as otherwise provided in the applicable award agreement, RSUs that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason. RSU awards may be granted in consideration for any form of legal consideration or for no consideration. Payment of earned RSUs will be made as soon as practicable on a date determined at the time of grant, and may be settled in cash, shares of our common stock or a combination of both as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Rights under an RSU award may be transferred only upon such terms and conditions as set by the plan administrator.
Stock Appreciation Rights.   The 2021 Plan provides for the grant of SARs at a stated exercise price, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. SARs may either be settled in cash or shares of our common stock or a combination thereof or in any other form of consideration, as determined by the plan administrator and specified in the SAR agreement. The plan administrator will determine the vesting schedule applicable to each SAR. The maximum permitted term of SARs granted under the 2021 Plan is ten years from the date of grant.

Other Stock Awards.   Our plan administrator may grant other awards based in whole or in part by reference to our common stock. Subject to the provisions of the 2021 Plan, the plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.
Limited Transferability.   Unless the plan administrator provides otherwise, options granted under the 2021 Plan are generally not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An option holder may designate a beneficiary, however, who may exercise the option following the option holder’s death. Rights to acquire shares of common stock under any restricted stock award may only be transferred as set forth in the applicable restricted stock award agreement.
Capitalization Adjustments.   In the event there is a specified type of change in our capital structure, such as any merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, stock split, reverse stock split, liquidating dividend, exchange of shares, change in corporate structure or any other such equity restructuring transaction, appropriate adjustments will be made to our board of directors will make final, binding and conclusive adjustments to (i) the classes and maximum number of shares subject to the 2021 Plan, (ii) the classes and maximum number of shares that may be issued upon the exercise of incentive stock options, and (iii) the classes, number of shares and price per share of stock subject to outstanding stock awards.
Dissolution and Liquidation.   In the event of a dissolution or liquidation, except as otherwise provided in the stock award agreement, all outstanding stock awards not subject to a forfeiture condition or our right of repurchase will terminate immediately prior to such dissolution or liquidation. Shares subject to a forfeiture condition or our right of repurchase may be repurchased or reacquired by us. Our board of directors, in its sole discretion, may cause all or some of the outstanding stock awards to fully vest and no longer be subject to any forfeiture condition or our right of repurchase prior to, and contingent upon, any dissolution or liquidation.
Corporate Transaction.   In the event of a corporate transaction (as defined in the 2021 Plan and as described below), our plan administrator generally may take one or more of the following actions with respect to outstanding awards, contingent upon the closing or completion of the corporate transaction:
•
arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•
arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•
accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised at or prior to the effective time of the transaction;

•
arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us;

•
cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised prior to the effective time of the transaction, in exchange for such cash consideration, if any, in the sole discretion of the board of directors, or for no consideration;

•
make a payment, in a form as determined by the board of directors, equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award immediately prior to the effective time of such corporate transaction over (2) the exercise price or strike price otherwise payable in connection with the stock award;

Our board of directors is not obligated to treat all awards in the same manner.
Under the 2021 Plan, a “corporate transaction” is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control
Awards granted under our 2021 Plan may be subject to additional acceleration of vesting and exercisability upon or after a change in control (as defined in the 2021 Plan and as described below) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.
Under our 2021 Plan, a “change in control” is generally defined as: (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; or (3) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction.
Plan Amendment and Termination.   Our board of directors may amend, suspend, or terminate the 2021 Plan or any portion thereof at any time; provided that such action does not materially impair the existing economic rights of any participant without such participant’s written consent and provided further that certain types of amendments will require the approval of our stockholders. Unless terminated sooner, the 2021 Plan will automatically terminate on the tenth anniversary of its effective date. No awards may be granted under our 2021 Plan while it is suspended or after it is terminated.
Limitations on Liability and Indemnification Matters
Upon the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors or officers for monetary damages for breach of fiduciary duty to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:
•
any breach of the director’s duty of loyalty to the corporation or its stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•
any transaction from which the director derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering will provide that we are authorized to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect upon the closing of this offering will provide that we are required to indemnify our directors and executive officers to the fullest permitted by Delaware law, and authorized to indemnify other officers to the same extent. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director or executive officer, and may advance expenses incurred by other officers, in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity to the fullest extent not prohibited by applicable law. Our amended and restated bylaws will also permit us to enter into individual contracts with any of our directors, officers, employees and other agents respecting indemnification and advances, to the fullest extent not prohibited by applicable law.
In connection with this offering, we have entered into indemnification agreements with each of our directors and executive officers. With certain exceptions, these agreements will provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. We maintain directors’ and officers’ liability insurance and will obtain customary directors’ and officers’ liability insurance prior to the closing of this offering.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Rule 10b5-1 Plans
Our directors, officers and key employees may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
The following is a description of transactions since our inception in October 2021 to which we have been a participant, in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, holders of more than 5% of our voting securities, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements, that are described under “Executive Compensation.”
Our Relationship with InveniAI
Our Directors and Officers
Krishnan Nandabalan, our Chief Executive Officer, President and Chairman of our board of directors, is Chief Executive Officer and a member of the board of InveniAI. He is also an officer and member of the board of BioXcel LLC, InveniAI’s sole stockholder, and an officer, greater than 5% stockholder and board member of BioXcel Holding Inc., BioXcel LLC’s controlling stockholder. Vimal Mehta, a former member of our board of directors until            , 2023, is an officer and member of the board of BioXcel LLC and an officer, greater than 5% stockholder and board member of BioXcel Holding Inc. Michael Aiello, our Chief Financial Officer, is the VP of Finance of InveniAI. Aman Kant, our Chief Business Officer, is also the Chief Business Officer of InveniAI.
Contribution Agreement with InveniAI
In November 2021, we entered into an asset contribution agreement with InveniAI, pursuant to which InveniAI agreed to contribute to us, and we agreed to acquire from InveniAI, all of InveniAI’s rights, title and interest in and to, and liabilities associated with, each of INVA8001, INVA8002 (which we have since deprioritized) and INVA8003. As consideration, we granted InveniAI 8,000,000 shares of our Series A Preferred Stock and agreed to payments of up to $25.0 million for each of INVA8001, INVA8002 and INVA8003 upon the achievement of specific clinical and regulatory milestones. Additionally, we are also obligated to pay InveniAI $2.5 million following completion of a firm commitment underwritten public offering, which would include this offering. See “Use of Proceeds.”
Separation and Shared Services Agreement with InveniAI
In November 2021, we entered into a separation and shared services agreement with InveniAI, which we amended on January 1, 2023, or, as amended, the InveniAI Services Agreement.
Pursuant to the InveniAI Services Agreement, we established a separation plan with InveniAI, in accordance with which InveniAI would provide us with office space and equipment, financing and certain services while we transitioned to an independent company. Under the InveniAI Services Agreement, InveniAI agreed to allow us to use their office space and certain equipment within their office space for a monthly fee of $5,700 and administrative support for a fee of up to $80 per day. In addition, InveniAI agreed to provide us certain services including general and administrative, IP prosecution, leadership and AI expertise and certain services through InveniAI’s affiliate in India for an hourly fee as set forth in the InveniAI Services Agreement. InveniAI agreed to provide us financing in the form of a line of credit up to $4.0 million, as discussed below under “—Line of Credit with InveniAI.”
Under the terms of the InveniAI Services Agreement, we were provided the option to enter into a Licensing Agreement with InveniAI by December 31, 2022 for the use of InveniAI’s AlphaMeld Platform and associated rights and services for an annual access fee of $2.0 million. As of June 30, 2023, we have not entered into a license agreement with InveniAI, and have not paid InveniAI any fees for use of the AlphaMeld platform to date. We intend to enter into a license agreement with InveniAI, pursuant to which we expect to be able to use the AlphaMeld platform to monitor or target association network and further develop our pipeline of product candidates. See “Risk Factors—Risks Related to our Relationship with InveniAI—We will be reliant on a non-exclusive license from InveniAI to use InveniAI’s AlphaMeld Platform to monitor our target association network and increase our pipeline of product candidates. If we fail to obtain this license or if this license is terminated, this could delay, prevent or impair our discovery and development of future product candidates.” In addition, the InveniAI Services Agreement requires that prior to November 21, 2031, we engage InveniAI as our sole provider to perform product identification and related services (including through the use of the AlphaMeld platform) with respect to third party programs under collaboration in the specified fields. Further, pursuant to the terms of the InveniAI Services Agreement, we and InveniAI agreed that as long as Dr. Nandabalan is a member of senior management and governing board material to this Agreement, the Contribution Agreement (as defined below) or other agreements in between us and InveniAI, Dr. Nandabalan would recuse himself with respect to governing board matters.
Effective January 1, 2023, we amended the terms of the InveniAI Services Agreement, extending the term to December 31, 2023 and amending the fee structure charged for research and development human infrastructure support from a pre-determined allocation of resources to actual hours spent. From November 2021 through June 30, 2023, we have incurred approximately $1.2 million of expenses under the InveniAI Services Agreement, all of which has been permitted to be added to the outstanding principal under the line of credit with InveniAI and all of which are payable at June 30, 2023.
Line of Credit with InveniAI
In November 2021, we entered into a grid note with InveniAI, pursuant to which, InveniAI agreed to provide us with a line of credit up to $4.0 million. Interest on the grid note accrues at a rate per annum equal to the applicable federal rate for short-term loans as of the date thereof. On April 14, 2023, we amended the grid note to extend its term. Pursuant to the grid note, as amended, the grid note is payable upon the earlier of (i) the closing of this offering or (ii) December 31, 2023. As of June 30, 2023, the balance of the grid note was $3.3 million. We intend to use a portion of the net proceeds of this offering to repay amounts under the grid note. See “Use of Proceeds.”
Founder Common Stock Purchases
From November 2021 through February 2022, we issued and sold 2,000,000 shares of our common stock to our founders at a price of $0.14 per share. The table below sets forth the aggregate number of shares of our common stock issued to our related parties in this financing.
Name	Series A-1 Preferred Stock (#)	Aggregate Purchase Price ($)
Sunanda Family Trust(1)	600,000	84,000
Mehta Family Trust(2)	600,000	84,000
Aman Kant	250,000	35,000
Bearing Circle Capital LLC(3)	50,000	7,000

(1)
Dr. Nandabalan is our President, Chief Executive Officer and Chairman of our board of directors. Dr. Nandabalan’s spouse and children are the beneficiaries of the Sunanda Family Trust.

(2)
Dr. Mehta served on our board of directors since November 2021 and resigned effective           , 2023.

(3)
Dr. Laumas, a former member of our board of directors, is managing member of Bearing Circle Capital LLC.

Promissory Note with Dr. Nandabalan
In February 2022, we entered into a promissory note with Dr. Nandabalan, our President, Chief Executive Officer and Chairman, pursuant to which Dr. Nandabalan provided us with a $500,000 line of credit. The line of credit accrued interest at 15% compounding annually and could be repaid at any time without penalty. A total of $200,000 was drawn under the line of credit. In March 2023, the line of credit was cancelled in return for a SAFE being issued to Dr. Nandabalan as described below under—“Dr. Nandabalan SAFEs.”

Dr. Nandabalan SAFEs
In March 2023, we issued Dr. Nandabalan a SAFE with a principal balance of $704,767 in exchange for a cash investment of $500,000 and the cancellation of his outstanding line of credit, which had $200,000 in principal and $4,767 in interest outstanding at the time of cancellation. Concurrently with the SAFE issuance to Dr. Nandabalan, we issued a $500,000 SAFE to the Sunanda Family Trust in return for a $500,000 cash investment. Dr. Nandabalan’ s spouse and children are the beneficiaries of the Sunanda Family Trust.
Consulting Agreement with Mr. Fenton
In October 2021, InveniAI entered into a consulting agreement with Jason Fenton, a member of our board of directors, pursuant to which Mr. Fenton was engaged to act as a non-exclusive strategic advisor to the InveniAI’s Chief Executive Officer and board of directors. Pursuant to this agreement, Mr. Fenton received a monthly consulting fee of $10,000 and we granted Mr. Fenton an option to purchase 75,000 shares at an exercise price of $0.14 per share which vested as to 50% on November 20, 2021 and the remainder vested on March 31, 2022. From October 2021 to June 30, 2023, we paid Mr. Fenton $25,000 in consulting fees under this agreement. This agreement terminated on March 31, 2022.
Investors’ Rights, Voting and Right of First Refusal and Co-Sale
In connection with our preferred stock financings, we entered into an amended and restated investors’ rights agreement, an amended and restated voting agreement and an amended and restated right of first refusal and co-sale agreement, containing registration rights, information rights, rights of first offer, voting rights and rights of first refusal, among other things, with certain holders of our capital stock, including InveniAI, Dr. Nandabalan, and the Sunanda Family Trust. Mr. Kant, Bearing Circle Capital LLC and the Mehta Family Trust are party to certain of these agreements in their capacity as stockholders.
The foregoing stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our amended and restated investors’ rights agreement, as more fully described in the section titled “Description of Capital Stock—Registration Rights.”
Indemnification Agreements
Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers, employees and other agents when determined appropriate by the board.
In addition, in connection with this offering, we expect to enter into indemnification agreements with each of our directors and our executive officers prior to the closing of this offering. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”
Related Person Transaction Policy
Prior to this offering, we did not have a formal policy regarding approval of transactions with related parties. In connection with this offering, we will adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions, which policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction will be a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director will not be covered by this policy. A related person will be any executive officer, director or beneficial owner of more than 5%

of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.
Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Conduct that we expect to adopt prior to the closing of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including:
•
the risks, costs and benefits to us;

•
the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•
the availability of other sources for comparable services or products; and

•
the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy will require that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.
All of the transactions described in this section were entered into prior to the adoption of this policy. Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all our stockholders.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information regarding the beneficial ownership of our common stock as of           , 2023 by:
•
each of our named executive officers

•
each of our directors;

•
all of our current directors and named executive officers as a group; and

•
each stockholder known by us to own beneficially more than five percent of our common stock.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Under these rules, beneficial ownership includes any shares of common stock as to which the individual or entity has sole or shared voting power or investment power. Unless otherwise indicated below, to our knowledge the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of common stock subject to options that are currently exercisable or exercisable within 60 days of            , 2023, to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person. We have based percentage ownership of common stock before this offering on        shares of common stock outstanding as of            , 2023, which includes        shares of common stock resulting from the conversion of all outstanding shares of preferred stock immediately upon the closing of this offering. Percentage ownership of common stock after this offering assumes the sale of        shares of common stock in this offering and no exercise of the underwriters’ option to purchase additional shares of common stock from us.
Unless otherwise indicated, the address of all listed stockholders is c/o Invea Therapeutics, Inc., 2614 Boston Post Road Suite 33AR, Guilford CT 06437, USA.
	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Greater than 5% Stockholders:
InveniAI LLC(1)
Directors and Named Executive Officers:
Krishnan Nandabalan, Ph.D.(2)
Shunichiro (Steve) Okada, M.D.(3)
Salvatore Alesci, M.D., Ph.D.(4)
Kerrie Brady, BPharm, M.S., M.B.A.(5)
Demetrios Kydonieus, J.D., M.B.A.(6)
Jonathan Zalevsky, Ph.D.(7)
Jason Fenton(8)
All current directors and executive officers as a group (9 persons)(9)

*
Represents beneficial ownership of less than 1%.

(1)
Consists of           shares of common stock issuable upon conversion of Series A preferred stock. Dr. Nandabalan, our President, Chief Executive Officer and Chairman of our board of directors, may be deemed to share voting and investment power and beneficial ownership of the shares held directly by InveniAI. InveniAI’s address is 2614 Boston Post Road Suite 33B Guilford, CT 06437.

(2)
Consists of (a)        shares of common stock, (b)        shares of common stock issuable upon the exercise of options within 60 days of            , 2023, (c)        shares of common stock held by the Sunanda Family Trust, and (d)        shares of common stock issuable upon conversion of Series A preferred stock held directly by InveniAI. Dr. Nandabalan’s spouse and children are the beneficiaries of the Sunanda Family Trust and        is the Trustee, and Dr. Nandabalan is the chief executive officer of InveniAI. The address of all entities and individuals referenced in this footnote is 2614 Boston Post Road Suite 33B Guilford, CT 06437.

(3)
Consists of (a)        shares of common stock, (b)        shares of common stock issuable upon the exercise of options within 60 days of            , 2023 and (c)        shares of common stock issuable upon conversion of preferred stock.

(4)
Consists of (a)        shares of common stock, (b)        shares of common stock issuable upon the exercise of options within 60 days of            , 2023 and (c)        shares of common stock issuable upon conversion of preferred stock.

(5)
Consists of (a)        shares of common stock, (b)        shares of common stock issuable upon the exercise of options within 60 days of            , 2023 and (c)        shares of common stock issuable upon conversion of preferred stock.

(6)
Consists of (a)        shares of common stock, (b)        shares of common stock issuable upon the exercise of options within 60 days of            , 2023 and (c)        shares of common stock issuable upon conversion of preferred stock.

(7)
Consists of (a)        shares of common stock, (b)        shares of common stock issuable upon the exercise of options within 60 days of            , 2023 and (c)        shares of common stock issuable upon conversion of preferred stock.

(8)
Consists of (a)        shares of common stock, (b)        shares of common stock issuable upon the exercise of options within 60 days of            , 2023 and (c)        shares of common stock issuable upon conversion of preferred stock.

(9)
Consists of (a)        shares of common stock (b)        shares of common stock issuable upon the exercise of options within 60 days of            , 2023 and (3)        shares of common stock issuable upon conversion of Series A preferred stock.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect following the completion of this offering, and certain provisions of Delaware law are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.
General
Upon completion of this offering, our authorized capital stock will consist of          shares of common stock, par value $0.0001 per share, and          shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.
As of June 30, 2023, we had outstanding 2,790,000 shares of common stock, held by          stockholders of record. As of June 30, 2023, after giving effect to the conversion of all of our outstanding shares of preferred stock, including 8,000,000 shares of our Series A preferred stock and 1,092,707 shares of our Series A-1 preferred stock, into an aggregate of 9,092,707 shares of common stock, there would have been 11,882,707 shares of common stock issued and outstanding, held by          stockholders of record.
Common Stock
Voting Rights
Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The affirmative vote of holders of at least 66 2∕3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive forum.
Dividends
Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.
Rights and Preferences
Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the right of the holders of shares of any series of preferred stock that we may designate in the future.
Preferred Stock
As of June 30, 2023, there were 8,000,000 shares of our Series A preferred stock and 1,092,707 shares of our Series A-1 preferred stock outstanding. All currently outstanding shares of preferred stock will be converted into an aggregate of 9,092,707 shares of common stock upon the closing of this offering.

Following the closing of this offering, our board of directors will have the authority under our amended and restated certificate of incorporation, without further action by our stockholders, to issue up to            shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.
We have no present plans to issue any shares of preferred stock following completion of this offering.
Options
As of June 30, 2023, options to purchase 2,380,100 shares of common stock were outstanding. For additional information regarding the terms of our 2021 Equity Incentive Plan pursuant to which such options were issued, see “Executive Compensation—2021 Equity Incentive Plan.”
Registration Rights
We, the holders of our existing preferred stock and certain holders of our existing common stock have entered into an amended and restated investors’ rights agreement. The registration rights provisions of this agreement provide those holders with demand, piggyback and Form S-3 registration rights with respect to the shares of common stock currently held by them and issuable to them upon conversion of our preferred stock in connection with our initial public offering. These shares are collectively referred to herein as Registrable Securities.
Demand Registration Rights
At any time beginning 180 days after the closing date of this offering, holders of 50% of the Registrable Securities may request that we file a Form S-1 registration statement with respect to at least 40% of the Registrable Securities then outstanding covering the registration of Registrable Securities with an anticipated aggregate offering price, net of selling expenses, of at least $10.0 million. These demand registration rights are subject to specified conditions and limitations including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. Upon such request, we are required to affect the registration as soon as practicable, but in any event no later than 60 days after the receipt of such request. An aggregate of        shares of common stock will be entitled to these demand registration rights.
Piggyback Registration Rights
If at any time after this offering we propose to register or are required to register any shares of our common stock for our account or for the account of other stockholders, the holders of Registrable Securities will be entitled to include their shares of common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. In all events, the shares to be registered by certain key holders of Registrable Securities will be reduced only after all other selling stockholders’ shares are reduced. An aggregate of        shares of common stock will be entitled to these piggyback registration rights.

Registration on Form S-3
At any time after we become eligible to file a registration statement on Form S-3, the holders of at least 20% of the Registrable Securities will have the right to require that we register their shares on Form S-3. These Form S-3 registration rights are subject to other specified conditions and limitations, including the condition that the aggregate offering price, net of certain selling expenses, is at least $3.0 million. There will be no limit on the aggregate number of such Form S-3 registrations, provided that there is no more than two every twelve months and that no such registration statement is filed during the period from 60 days before the date we expect to file a Company-initiated registration statement with respect to our securities and until 180 days after such registration statement is effective. An aggregate of        shares of common stock will be entitled to these Form S-3 registration rights.
Expenses and Indemnification
Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, and reasonable fees, and disbursements of one counsel for the selling securityholders, not to exceed $50,000. We are not required to pay registration expenses if a demand registration request is withdrawn at the request of a majority of holders of Registrable Securities to be registered, unless holders of a majority of the Registrable Securities agree to forfeit their right to one demand registration.
The amended and restated investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the applicable registration statement attributable to us, and the selling stockholders are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them, subject to certain limitations.
Anti‑Takeover Provisions
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
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before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:
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any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;

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any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder (in one transaction or a series of transactions);

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subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder;

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any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation to be in effect upon the completion of this offering, or our restated certificate, will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our restated certificate and our amended and restated bylaws to be effective upon the completion of this offering, or our restated bylaws, will also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2∕3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.
Under our restated certificate of incorporation and amended and restated bylaws our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.
Our restated certificate and restated bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our restated bylaws will also provide that only our Chairman of the board, Chief Executive Officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.
Our restated bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.
Our restated certificate and restated bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2∕3% or more of our outstanding common stock.
As described in “—Preferred Stock” above, our restated certificate will give our board of directors the authority, without further action by our stockholders, to issue up to                 shares of preferred stock in one or more series, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control.
The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.
Choice of Forum
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the state of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:
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any derivative action or proceeding brought on our behalf;

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any action asserting a breach of fiduciary duty;

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any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate, or our amended and restated bylaws; or

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any action asserting a claim against us that is governed by the internal affairs doctrine.

The provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims.
To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions
These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.
Our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.
Stock Exchange Listing
We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “INAI.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Based on the number of shares outstanding as of June 30, 2023, upon the closing of this offering and assuming no exercise of the underwriters’ option to purchase additional shares,                 shares of common stock will be outstanding, assuming no outstanding options are exercised. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining                  shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act or another available exemption.
As a result of the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, the shares of common stock that will be deemed restricted securities after this offering will be available for sale in the public market as follows:
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none of the existing shares will be eligible for immediate sale upon the completion of this offering; and

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        shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701 under the Securities Act, which are summarized below.

Rule 144
In general, non-affiliate persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.
Non-Affiliates
Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:
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the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates (subject to certain exceptions);

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we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

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we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Affiliates
Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:
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1% of the number of shares of our common stock then outstanding, which will equal approximately                 shares immediately after the completion of this offering based on the number of shares outstanding as of      , 2023; or

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the average weekly trading volume of our common stock on the stock exchange on which our shares are listed during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities subject to the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.
Rule 701
Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.
Form S-8 Registration Statements
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity plans. We expect to file the registration statement covering shares offered pursuant to our stock plans as soon as practicable after the closing of this offering, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144 and expiration or release from the terms of the lock-up agreements described above.
Lock-Up Agreements
We, our executive officers and directors and substantially all of the holders of our common stock outstanding on the date of this prospectus have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, make any short sale, lend or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock or publicly announce the intention to do any of the foregoing, without the prior written consent of BofA Securities, Inc. for a period of 180 days from the date of this prospectus.
In addition to the restrictions contained in the lock-up agreements described above, we have entered into an agreement with the holders of our preferred stock that contains market stand-off provisions imposing restrictions on the ability of such security holders to sell or otherwise transfer or dispose of any Registrable Securities for a period of 180 days following the date of this prospectus.
Registration Rights
Upon the closing of this offering, the holders of        shares of our common stock, including common stock issuable upon the conversion of our preferred stock, or their transferees, will be entitled to specified rights with respect to the registration of their Registrable Securities under the Securities Act, subject to certain limitations and the expiration, waiver or termination of the lock-up agreements. Registration of these shares under the Securities Act would result in the shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of the registration statement. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of certain material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock offered pursuant to this prospectus. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local, or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the Code and applicable Treasury Regulations promulgated thereunder, published rulings, and administrative pronouncements of the Internal Revenue Service, or IRS, and judicial decisions, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This discussion is limited to non-U.S. holders who purchase our common stock offered by this prospectus and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:
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certain former citizens or long-term residents of the United States;

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partnerships or other entities or arrangements treated as partnerships, pass-throughs, or disregarded entities for U.S. federal income tax purposes (and investors therein);

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“controlled foreign corporations;”

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“passive foreign investment companies;”

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corporations that accumulate earnings to avoid U.S. federal income tax;

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banks, financial institutions, investment funds, insurance companies, brokers, dealers, or traders in securities;

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tax-exempt organizations and governmental organizations;

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tax-qualified retirement plans;

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persons that own, or have owned, actually or constructively, more than 5% of our common stock;

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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

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persons who have elected to mark securities to market; and

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persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING,

OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.
Definition of Non-U.S. Holder
For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock
As described in the section titled “Dividend Policy,” we have not paid and do not anticipate paying dividends on our common stock in the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts that exceed such current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes will constitute a return of capital, and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any amount distributed in excess of basis will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “—Gain on Disposition of Our Common Stock” below.
Subject to the discussions below regarding effectively connected income, backup withholding, and Sections 1471 through 1474 of the Code, or FATCA, dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.
Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and if required by an applicable tax treaty, are attributable to such holder’s permanent establishment in the United States), the non-U.S. holder generally will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder generally must furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Gain on Disposition of Our Common Stock
Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:
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the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

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the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

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our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock generally will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such non-U.S. holder did not own and is not deemed to have owned (directly, indirectly or constructively) more than 5% of our outstanding common stock at any time during the shorter of the five-year period ending on the date of the disposition of our common stock by the non-U.S. holder or the non-U.S. holder’s holding period for our common stock.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required (because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty).

This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.
Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.
Withholding on Foreign Entities
FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a “non-financial foreign entity” unless such entity certifies it does not have any “substantial United States owners” or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA applies to dividends paid on our common stock. While gross proceeds from a sale or other disposition of our common stock paid after January 1, 2019, would have originally been subject to withholding tax under FATCA, proposed U.S. Treasury Regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed Treasury Regulations until they are revoked or final U.S. Treasury Regulations are issued.
Prospective investors are encouraged to consult with their own tax advisors regarding the potential application of withholding under FATCA to an investment in our common stock.

UNDERWRITING
BofA Securities, Inc., is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.
Underwriter	Number of Shares
BofA Securities, Inc.
Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $       per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
The expenses of the offering, not including the underwriting discount, are estimated at $      and are payable by us. We have also agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $      .
Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to            additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, or exercisable for, common stock, or collectively, the Lock-Up Securities for 180 days after the date of this prospectus, or the Lock-Up Period without first obtaining the written consent of BofA Securities, Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
•
offer, pledge, sell or contract to sell any common stock,

•
sell any option or contract to purchase any common stock,

•
purchase any option or contract to sell any common stock,

•
grant any option, right or warrant for the sale of any common stock,

•
lend or otherwise dispose of or transfer any common stock,

•
request or demand that we file or make a confidential submission of a registration statement related to the common stock,

•
enter into any hedging, swap, loan or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise, or

•
publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to any Lock-Up Securities whether now owned or acquired later by the person executing the agreement or for which the person executing the agreement has or later acquires the power of disposition. BofA Securities, Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.
The agreements of our officers, directors and holders of substantially all of our common stock do not (a) (i) apply to transfers made as a bona fide gift or gifts, including, without limitation, to a charitable organization or educational institution, or for bona fide estate planning purposes, (ii) transfers made by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or any immediate family of such holder, (iii) transfers made by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or in connection with a separation agreement, (iv) pursuant to a court or regulatory agency order having jurisdiction over the undersigned, (v) transfers made to any corporation, partnership, limited liability company or other entity of which the undersigned or the immediate family of the undersigned is the legal and beneficial owner of all outstanding equity securities or similar interests; (vi) transfers made to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (v) above; (vii) transfers made to any immediate family member of such holder or to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of such holder or the immediate family of such holder, or if such holder is a trust, transfers to a trustor, trustee or beneficiary of such trust or to the estate of a trustor, trustee or beneficiary of such trust, (viii) if such holder is a corporation, partnership, limited liability company, trust or other business entity, (a) that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the undersigned or to any investment fund investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (b) as part of a distribution to limited partners, limited liability company members or stockholders of the undersigned or holders of similar equity interests in the undersigned; or (ix) transfers made to us upon such holder’s death, disability or termination of such holder’s employment or other service relationship with the Company; provided that such shares of Common Stock were issued to the undersigned pursuant to an agreement or equity award granted pursuant to an employee benefit plan, option, warrant or other right or restrict (b) (i) the exercise, vesting, or settlement, as applicable, by such holder of any outstanding warrant, or any option to purchase Common Stock or other equity awards pursuant to any stock incentive plan or stock purchase plan of the Company disclosed in this prospectus, provided that (1) the underlying shares shall continue to be subject to the restrictions of transfer set forth in the lock-up agreement (including in each case by “net” or “cashless exercise”), (2) any filing under the Exchange Act required to be made during the Lock-Up Period shall indicate in the footnotes thereto that the filing relates to circumstances described in this clause; and (3) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers; (ii) the establishment of a plan of disposition that complies with Rule 10b5-1 under the Exchange Act, or a 10b5-1 Plan, or the amendment of an existing 10b5-1 Plan, so long as (1) such plan does not provide for sales of Lock-Up Securities during the remainder of the Lock-Up Period and (2) any public announcement or filing under the Exchange Act, if required or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment or amendment of such 10b5-1 Plan, shall include a statement to the effect that no transfer of Lock-Up Securities may be made under such plan; (iii) the conversion of the outstanding shares of preferred stock of the Company disclosed in this prospectus into shares of Common Stock, provided that (1) any such shares of Common Stock shall be subject to the restrictions on transfer set forth in the lock-up agreement, (2) no filing or public announcement by any party shall be voluntarily made in connection with such conversion, and (3) if required, any public report or filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to such conversion, that no shares were sold by the reporting person and that the shares received upon conversion are subject to a lock-up agreement with the representatives of the underwriters of the Public Offering; (iv) the transfer of Lock-Up Securities pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of common stock that has been approved by the Company’s board of directors and involving a change of control of the Company, provided that in the event that the tender offer, merger, consolidation or other such transaction is not complete, the Lock-Up Securities owned by such shall remain subject to the restrictions contained in the lock-up agreement; or (v) sales of common stock purchased by such holder in this offering (other than any issuer-directed shares of Common Stock purchased in the Public Offering by an officer or director of the Company) if and only if (i) such sales are not required to be reported in any public report or filing with the SEC, or otherwise and (2) such holder does not otherwise voluntarily effect any public filing or report regarding such sales; or (e) sales of common stock purchased by such holder in the open market after the date of this prospectus, provided that any filing under the Exchange Act required to be made during the reminder of the 180-day period with respect to such sale shall clearly indicate in the footnotes thereto that such common stock was purchased in the open market after the date of this offering and is not subject to the terms of the transfer restrictions.
Nasdaq Global Market Listing
We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “INAI.”
Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
•
the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

•
our financial information,

•
the history of, and the prospects for, our company and the industry in which we compete,

•
an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•
the present state of our development, and

•
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.
The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Notice to Prospective Investors in the European Economic Area
In relation to each member state of the European Economic Area, each a Relevant State, no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
a.
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

c.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.
The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
The above selling restriction is in addition to any other selling restrictions set out below.
Notice to Prospective Investors in the United Kingdom
In relation to the United Kingdom, or UK, no shares have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:
a.
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

c.
at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.
The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or as amended, the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or FSMA), in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA,) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law; or

(d)
as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Cooley LLP, Reston, Virginia. The underwriters are being represented by Shearman and Sterling, LLP, New York, New York.
EXPERTS
The financial statements of Invea Therapeutics, Inc. at December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by the full text of the applicable contract or other document.
You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.
We also maintain a website at www.inveatx.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC following the closing of this offering. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website in this prospectus solely as an inactive textual reference.

Invea Therapeutics, Inc.
Financial Statements
As of and for the Years Ended December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Invea Therapeutics, Inc.
Opinion
We have audited the accompanying balance sheets of Invea Therapeutics, Inc. (the Company) as of December 31, 2022 and 2021, the related statements of operations, changes in contingently redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Substantial Doubt About the Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2020.
Hartford, Connecticut
August 7, 2023

Invea Therapeutics, Inc.
Balance Sheets
(in thousands, except share and per share data)
	December 31
	2022	2021
Assets
Current assets:
Cash	$588	$324
Prepaid drug manufacturing costs	148	—
Prepaid expenses and other current assets	41	68
Total current assets	777	392
Fixed assets, net	10	5
Total assets	$787	$397
Liabilities, contingently redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$497	$301
Accrued expenses	373	144
Other current liabilities	196	55
Line of credit due to parent	1,815	—
Total current liabilities	2,881	500
Line of credit due to parent	—	1,163
Other long-term liabilities	48	—
Total liabilities	2,929	1,663
Contingently redeemable convertible preferred stock:
Series A contingently redeemable convertible preferred stock, $0.0001 par value, 8,000,000 authorized and outstanding as of December 31, 2022 and 2021	594	594
Series A-1 contingently redeemable convertible preferred stock, $0.0001 par value, 3,200,000 and no shares authorized and 963,540 and no shares outstanding as of December 31, 2022 and 2021, respectively	4,530	—
Stockholders’ deficit:
Common stock, $0.0001 par value, 16,980,000 and 12,500,000 shares authorized as of December 31, 2022 and 2021, respectively; 2,790,000 and 1,310,000 shares issued and outstanding at December 31, 2022 and 2021, respectively	—	—
Additional paid in capital	539	192
Accumulated deficit	(7,805)	(2,052)
Total stockholders’ deficit	(7,266)	(1,860)
Total liabilities, contingently redeemable convertible preferred stock and stockholders’ deficit	$787	$397
The accompanying notes are an integral part of these financial statements.

Invea Therapeutics, Inc.
Statements of Operations
(in thousands, except share and per share data)
	For the Year Ended December 31,
	2022	2021
Operating expenses:
Research and development	$3,445	$2,513
General and administrative	2,257	1,102
Total operating expenses	5,702	3,615
Loss from operations	(5,702)	(3,615)
Interest expense	51	—
Net loss	$(5,753)	$(3,615)
Basic and diluted net loss per share attributable to common stockholders	$(2.89)	$(5.68)
Weighted average common shares outstanding, basic and diluted	1,988,346	636,849
The accompanying notes are an integral part of these financial statements.

Invea Therapeutics, Inc.
Statements of Changes in Contingently Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share data)
	Redeemable Convertible Preferred Stock						Additional Paid in Capital	Net Parent Investment	Accumulated Deficit	Total Stockholders’ Deficit
	Series A		Series A-1		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2020
Net transfers from Parent	—	$—	—	$—	—	$—	$—	$2,157	$—	$2,157
Net loss prior to formation of company	—	—	—	—	—	—	—	(2,528)	—	(2,528)
Noncash distribution to Parent upon contribution	8,000,000	594	—	—	—	—	—	371	(965)	(594)
Issuance of common stock	—	—	—	—	1,150,000	—	162	—	—	162
Early exercise of stock options	—	—	—	—	160,000	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	30	—	—	30
Net loss after formation of company	—	—	—	—	—	—	—	—	(1,087)	(1,087)
Balance, December 31, 2021	8,000,000	594	—	—	1,310,000	—	192	—	(2,052)	(1,860)
Issuance of common stock	—	—	—	—	850,000	—	119	—	—	119
Early exercise of stock options	—	—	—	—	630,000	—	—	—	—	—
Vesting of early exercise stock options	—	—	—	—	—	—	27	—	—	27
Issuance of Series A-1 redeemable convertible preferred stock, net of issuance costs of $94,878	—	—	964	4,530	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	201	—	—	201
Net loss	—	—	—	—	—	—	—	—	(5,753)	(5,753)
Balance, December 31, 2022	8,000,000	$594	964	$4,530	2,790,000	$—	$539	$—	$(7,805)	$(7,266)
The accompanying notes are an integral part of these financial statements.

Invea Therapeutics, Inc.
Statements of Cash Flows
(in thousands)
	For the Year Ended December 31,
	2022	2021
Operating activities
Net loss	$(5,753)	$(3,615)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1	—
Stock based compensation	201	81
Changes in operating assets and liabilities:
Prepaid drug manufacturing costs	(148)	—
Prepaid expenses and other assets	27	(38)
Accounts payable	185	301
Accrued expenses	230	144
Other current liabilities	7	33
Net cash used in operating activities	(5,250)	(3,094)
Investing activities
Purchases of fixed assets	(6)	(5)
Net cash used in investing activities	(6)	(5)
Financing activities
Net Parent investment	—	2,477
Borrowings from line of credit due to Parent	1,062	762
Payments on the line of credit due to Parent	(410)	—
Proceeds from officer line of credit	297	—
Payment of officer line of credit	(297)	—
Proceeds from early exercise of options	88	22
Proceeds from issuance of common stock	119	162
Proceeds from issuance of Series A-1 preferred stock	4,625	—
Series A-1 preferred stock financing costs	(84)	—
Proceed from prepayment of Series A-1 preferred stock issuance	120	—
Net cash provided by financing activities	5,520	3,423
Net increase in cash	264	324
Cash, beginning of period	324	—
Cash, end of period	$588	$324
Supplemental cash flow information
Interest paid to related parties	$15	$—
Noncash settlement of payable to Parent under line of credit due to Parent	$—	$401
Series A-1 preferred stock financing costs in accrued expenses	$11	$—
The accompanying notes are an integral part of these financial statements.

Invea Therapeutics, Inc.
Notes to Financial Statements
December 31, 2022
1. Description of Business and Organization
Invea Therapeutics, Inc. (the “Company”, “Invea”, “we”, “our” or “us”) is a biotechnology company developing small molecule oral therapeutics for immune-mediated inflammatory diseases (“IMIDs”). The Company’s aim is to develop oral, safe and effective small molecule therapies that control inflammation, prevent tissue damage, improve quality of life and achieve long-term disease remission. The Company has two product candidates, INVA8001, which is in clinical development, and INVA8003, which is in preclinical development. The Company believes that its product candidates, INVA8001 and INVA8003, if approved, can potentially transform the treatment of several IMIDs, such as atopic dermatitis and indolent systemic mastocytosis, which are characterized by limited or no available therapeutic options or patient populations that are unresponsive, partially responsive or develop resistance to currently available therapy.
The Company was incorporated under the laws of the State of Delaware on October 20, 2021. The Company’s principal office is in Guilford, Connecticut. The Company is a controlled subsidiary of InveniAI LLC (“InveniAI” or “Parent”), which is a wholly owned subsidiary of BioXcel LLC.
Prior to October 20, 2021, the financial statements of Invea were derived by carving out the historical results of operations that were associated with product candidates INVA8001, INVA8002 (currently deprioritized) and INVA8003 (collectively, the “Candidates” or “Invea Business”) from InveniAI. The Invea Business has historically operated as part of InveniAI; therefore, standalone financial statements had not historically been prepared. As the transfer of assets and liabilities upon the formation of the Company were between entities under common control, the accompanying financial statements have been prepared from InveniAI’s historical accounting records and polices and are presented on a standalone basis as if the Invea Business’ operations had been conducted independently from InveniAI for the periods prior to October 20, 2021, the date of the Company’s formation, and are combined with the results of the Company since its date of formation.
The Company’s primary activities have been the discovery of product candidates, defining a clinical plan and conducting preclinical research in advance of the potential clinical development of the Candidates. These programs for the Candidates and the related assets and liabilities have been contributed to the Company by InveniAI under an Asset Contribution Agreement (the “Contribution Agreement”) dated November 24, 2021 in exchange for preferred stock and future clinical and financing milestones payments—See Note 4.
Liquidity
The Company has incurred net losses and had negative cash flows from operations since its inception. For the years ended December 31, 2022 and 2021, the Company incurred a net loss of $5.8 million and $3.6 million respectively, and used cash for operations of $5.3 million and $3.1 million, respectively. As of December 31, 2022, the Company had an accumulated deficit of $7.8 million.
The Company is currently fully reliant on the support of InveniAI and other stockholders to fund its operations and does not have sufficient capital to fund operations for the next 12 months. These matters raise substantial doubt about the Company’s ability to continue as a going concern.
The Company expects to continue incurring losses for the foreseeable future and must raise additional capital to pursue its product candidate development initiatives, conduct clinical trials and continue its operations. The Company cannot provide any assurance that it will raise additional capital. Management believes that the Company has access to capital resources through possible equity offerings, debt financings, corporate collaborations, or other means; however, the Company has not secured any commitment for new financing at this time, nor can it provide any assurance that new financing will be available on commercially acceptable terms, if at all.

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
1. Description of Business and Organization (Continued)
If the Company is unable to secure additional capital, it may be required to curtail its research and development initiatives and clinical trials and take additional measures to reduce costs to conserve available cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s research and development, clinical trials and regulatory efforts, which are critical to the realization of its business plan and the future operations of the Company. The Company is currently exploring external financing alternatives which will be needed by the Company to fund its operations. The accompanying financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies on the balance sheet dates and reported amounts of expense during the reporting periods.
The Company evaluates its estimates each reporting period based on current events, historical experience, and various other assumptions believed reasonable under the current circumstances. Actual results could differ from those estimates. To the extent there are material differences between actual results and these estimates, future results could be materially and adversely affected. The accounting policies described below require the Company to make significant judgments and estimates in the preparation of its financial statements.
The most critical accounting estimates in the financial statements include the allocation of expenses from the Parent for the period prior to the formation of the Company and the valuation of the Company’s common and preferred stock.
Cash
Cash is held at a leading U.S. financial institution insured by the Federal Deposit Insurance Corporation (FDIC) up to $250 thousand. Cash balances could exceed FDIC insured amounts at any given time; however, the Company has not experienced losses and believes the risk of loss is minimal. The Company has no restricted cash as of December 31, 2022 and 2021.
Segment Information
The Company has one reporting segment, which is also the Company’s only operating segment. Management uses one measurement of profitability and does not segregate its business for internal reporting. All long-lived assets are maintained in the United States.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The Company measures fair value based on a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
2. Summary of Significant Accounting Policies (Continued)
Level 1—Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities as of the measurement date.
Level 2—Inputs (other than quoted prices included within Level 1) that are directly observable for the asset or liability or indirectly observable for similar assets or liabilities.
Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities.
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy. Valuation methods and assumptions used to estimate fair value, when Level 1 inputs are not available, are subject to judgments and changes in these factors can materially affect fair value estimates.
For financial assets and financial liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between levels during the years ended December 31, 2022 and 2021.
The carrying amounts reported in the balance sheets for cash, accounts payable, accrued expenses, other current liabilities and lines of credit due to variable interest rate approximate fair value due to relatively short periods to maturity.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and the line of credit with InveniAI. Cash is deposited in banks and other accredited financial institutions in the United States. Such deposits are generally in excess of FDIC limits.
Risk and Uncertainties
The Company is subject to certain risks and uncertainties similar to other development-stage biotechnology companies, including: successful development, manufacturing, and marketing its product candidates; obtaining regulatory clearance from U.S. Food and Drug Administration or foreign regulatory agencies prior to commercial sales; new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with governmental regulations, uncertainty of market acceptance of any approved products, product liability, and the need to obtain additional financing. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical studies and clinical trials and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance and reporting. If the Company does not successfully commercialize or partner any of its product candidates, it will be unable to generate product revenue or achieve profitability.
Prepaid Expenses and Other Current Assets
As of December 31, 2022 and 2021, prepaid expenses and other current assets consisted of prepaid insurance premiums of $37 thousand and $36 thousand respectively, and professional fees of $5 thousand and $32 thousand respectively.

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
2. Summary of Significant Accounting Policies (Continued)
Fixed Assets, Net
Fixed assets are stated at cost, net of accumulated depreciation and primarily consist of computer and information technology equipment. Depreciation commences when the asset is ready to be placed in service and is recognized on a straight-line basis over the estimated useful life of the asset, which is generally five years. Depreciation expense for the year ended December 31, 2022 was $1 thousand and there was no depreciation expense for the year ended December 31, 2021.
Research and Development Expenses
Research and development costs are expensed as incurred. Research and development costs consist of salaries, benefits, and other personnel related costs, including stock-based compensation, consulting, preclinical studies, drug manufacturing costs, fees paid to other entities to conduct certain research and development activities on the Company’s behalf, as well as allocated facility and other related costs. Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed, which are generally short-term in nature.
In 2022, the Company engaged with a third party to perform chemistry, manufacturing, and controls management activities for INVA8001. Under the terms of this agreement, the Company makes periodic prepayments in accordance with a contractual payment schedule. The amounts paid are classified as prepaid drug manufacturing costs and are expensed as services are performed.
For preclinical research and development activities, based on information from its vendors the Company records an accrual for the costs of these activities based on the amount of services provided but not yet invoiced and includes these costs in accrued expenses. These costs are a component of the Company’s research and development expenses.
Stock-Based Compensation Expense
Stock-based compensation expense is based on estimated fair market values for all stock-based awards, including stock options, made to employees, directors, and consultants. The Company’s stock-based compensation plan became effective in November 2021. Prior to the Company adopting its stock-based compensation plan, the Parent granted stock options to the Company’s employees. As a result, related stock-based compensation expense has been allocated to the Company over the required service period over which the Parent stock option awards vest in the same manner that salary costs of employees have been allocated to the Company in the carve-out process. Employees of the Company continue to hold options of the Parent and, therefore, compensation expense of $20 thousand and $1 thousand for the years ended December 31, 2022 and 2021 (post contribution), respectively, related to those awards are reflected in the financial statements of the Company and reimbursement due to the Parent for such expense was borrowed under the line of credit due to Parent.
Stock option awards are valued at fair value on the date of grant and that fair value is recognized over the requisite service period. The estimated fair value of stock option awards was determined using the Black-Scholes option pricing model on the date of grant. Judgment and estimates used to estimate the fair value of awards include, the fair value of the Company’s common stock, the expected stock price volatility over the term of the awards and projected employee stock option exercise behaviors. The Company accounts for forfeitures as they occur, by reversing compensation cost when the award is forfeited.
Leases
The Company determines whether an arrangement is or contains a lease at inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
2. Summary of Significant Accounting Policies (Continued)
time in exchange for consideration. The Company classifies leases at the lease commencement date, when control of the underlying asset is transferred from the lessor to the lessee, as operating or finance leases and records a right-of-use asset and a lease liability on the balance sheet for all leases with an initial lease term of greater than 12 months. The Company has no lease arrangements that meet this criterion as of December 31, 2022 and 2021.
Income Taxes
Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts or existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment. The Company records a valuation allowance to reduce deferred tax assets to an amount expected to be realized.
The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained upon examination by the tax authorities, based on the merits of the position. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of its provision for income taxes. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits and there are no uncertain tax positions.
Basic and Diluted Loss Per Share
Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders for the impact of dilutive securities, if any. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, including common shares issuable upon exercise or conversion of potentially dilutive securities. Outstanding stock options, contingently redeemable convertible preferred stock and the unvested portion of early exercised stock options are all considered potential dilutive securities.
Emerging Growth Company Status
The Company is an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies may delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) no longer qualifies as an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
3. Accrued Expenses and Other Current Liabilities
Accrued expenses consist of the following (in thousands):
	December 31,
	2022	2021
Professional fees	$162	$108
Research and development expenses	115	15
Travel expenses	60	—
Other accrued expenses	36	21
	$373	$144
Other current liabilities consist of the following (in thousands):
	December 31,
	2022	2021
Prepayment of preferred stock issuance	$120	$—
Early exercise of options liability	37	22
Insurance premium obligation	39	33
	$196	$55
The Company received $0.1 million from a participating investor in the Series A-1 convertible preferred stock financing in advance of receiving the fully executed financing documents. As a result, the Company recorded this amount within other current liabilities as of December 31, 2022. The Company closed the transaction in February 2023.
4. Related Party Transactions
Transaction With Parent
The Company entered into the Contribution Agreement with InveniAI on November 24, 2021, pursuant to which InveniAI agreed to contribute InveniAI’s rights, title, and interest in INVA8001, INVA8002 and INVA8003, and all the associated assets and liabilities (prepaid expenses of $30 thousand and accounts payable to Parent of $0.4 million) in consideration for:
a.
8,000,000 shares of Series A Preferred Stock representing 100% of preferred stock issued as of December 31, 2021.

b.
For each of the Candidates contributed, payments of up to $25.0 million per Candidate upon the achievement of specific clinical and regulatory milestones.

c.
$2.5 million payable as a lump as follows: $1.25 million within 30 days of closing an initial public offering (“IPO”) and $1.25 million within 30 days of the first anniversary of the IPO.

Since the contribution of the Candidates was made through a common control transaction, the intellectual property was recorded at a value of zero (based on InveniAI’s carrying amount of the intellectual property). As the Preferred Stock is contingently redeemable, it was recorded at its estimated fair value of $0.6 million as a distribution to InveniAI (see Note 5 for terms of Preferred Stock). The Company recorded an additional non-cash distribution to InveniAI of $0.4 million representing the net liabilities assumed in the transaction. The product-related milestone payments are payable in cash and are legally separable from

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
4. Related Party Transactions (Continued)
the Series A Preferred Stock and, as such, they are accounted for as contingent liabilities. As of December 31, 2022 and 2021, the payments are not deemed probable and, therefore, no liability is recorded. Additionally, the payments due after a successful IPO are accounted for as a derivative, however, given probability of a successful IPO as of December 31, 2022, the fair value is currently de minimus.
On November 24, 2021, the Company also entered into a separation and shared services agreement with the Parent, pursuant to which the Parent allows the Company to continue to use the Parent’s office space, equipment, general administrative support, intellectual property prosecution and management, and human infrastructure for research and development activity, based on the agreed-upon terms and conditions, in exchange for payments of defined monthly and/or hourly fees. For the year ended December 31, 2022, the Company incurred $0.7 million of expenses under this agreement, of which $0.6 million is included in research and development expense and $0.1 million is in general and administrative expense, all of which was payable at December 31, 2022. During the period from November 24, 2021 to December 31, 2021, the Company incurred $0.1 million of expenses under this agreement and of which $56 thousand is included in research and development expense and $16 thousand is in general and administrative expense.
On November 24, 2021, the Parent extended a line of credit to the Company, which provides for aggregate borrowings of $4.0 million. The line of credit is payable within 18 months of the earlier of (i) the execution of the line of credit or (ii) the Company raising a cumulative amount of $10.0 million of financing. The amount payable includes the interest on the unpaid balance of each advance made under the line of credit. Interest accrues at a rate per annum equal to the applicable federal rate for short-term loans as of the applicable date, in each case calculated based on a 365-day year and actual days elapsed (2.38% and 0.05% at December 31, 2022 and 2021, respectively). At December 31, 2022 and 2021, the Company owed $1.8 million and $1.2 million, respectively, under the line of credit. As of December 31, 2022, the line of credit had $2.2 million remaining available to borrow. Interest expense related to the line of credit was $14 thousand for the year ended December 31, 2022 and there was no interest expense related to the line of credit for the year ended December 31, 2021.
Transfers from the Parent are included within financing activities on the statement of cash flows in Net Parent investment. There were no transfers from the Parent for the year ended December 31, 2022. The components of the transfers from the Parent are as follows (in thousands):
Year Ended December 31, 2021
Direct and corporate expenses	$2,527
Stock-based compensation	(50)
Total transfer from parent per statement of cash flows	$2,477
Corporate Expenses
The statement of operations includes direct expenses as well as an allocation of general corporate expenses of the Parent for services provided by the Parent for certain support and research and development functions that are provided on a centralized basis as discussed in Note 2.
For the year ended December 31, 2021, the Company incurred $2.5 million of corporate and direct expenses, of which $1.9 million was included in research and development expense and $0.6 million was recorded in general and administrative expense. This service ended post contribution by the Parent.
As of December 31, 2022 and 2021, outstanding service charges related to corporate expenses are included in line of credit due to Parent.

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
4. Related Party Transactions (Continued)
Line of Credit Due to Related Party
On February 9, 2022, the Company’s Chief Executive Officer provided the Company with a line of credit (the “officer line of credit”), which provides for aggregate borrowings of $0.5 million. The officer line of credit is payable within 12 months of execution, together with interest on the unpaid balance of each advance made under the line of credit, which accrues at a rate per annum equal to 15%, in each case calculated based on a 365-day year and actual days elapsed. As of December 31, 2022, there were no borrowings under the officer line of credit and the officer line of credit has since expired.
Consulting Arrangement with a Related Party
The Company has a consulting arrangement with a noncontrolling common stockholder effective February 2, 2022, in which the stockholder provides strategic advisory services to the Company. For the year ended December 31, 2022, the Company paid $0.2 million in fees in connection with this agreement, all of which was expensed as incurred within general and administrative expenses. In addition, for the year ended December 31, 2022, the Company recorded $12 thousand of stock-based compensation expense within general and administrative expense for stock options issued in connection with this agreement.
5. Contingently Redeemable Convertible Preferred Stock and Common Stock
Authorized Capital
As of December 31, 2022, the number of shares of all classes of stock which the Company has authority to issue under its amended and restated certificate of incorporation are (i) 16,980,000 shares of common stock with a par value of $0.0001 and (ii) 11,200,000 shares of preferred stock, of which 8,000,000 is designated as Series A preferred stock and 3,200,000 as series A-1 preferred stock, each with a par value of $0.0001 per share.
Contingently Redeemable Convertible Preferred Stock
The Company classifies its contingently redeemable convertible preferred stock outside of total stockholders’ deficit as, upon certain “deemed liquidation events” that are not solely within the control of the Company, the shares would become contingently redeemable at the option of the holders. As of December 31, 2022 and 2021, no deemed liquidation events were probable.
Series A Contingently Redeemable Convertible Preferred Stock Financing
On November 24, 2021, prior to the issuance of its common stock, the Company issued 8,000,000 shares of Series A contingently redeemable convertible preferred stock to the Parent pursuant to the Contribution Agreement. The Company recorded the Series A contingently redeemable convertible preferred stock at its initial fair value.
Series A-1 Contingently Redeemable Convertible Preferred Stock Financing
In 2022, the Company’s board of directors authorized the issuance of up to 3,200,000 shares of Series A-1 contingently redeemable convertible preferred stock at an issuance price of $4.80 per share. As of December 31, 2022, the Company issued 963,540 shares of Series A-1 contingently redeemable convertible preferred stock, for gross proceeds of $4.6 million from third parties.

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
5. Contingently Redeemable Convertible Preferred Stock and Common Stock (Continued)
Unless specifically discussed, the holders of both classes of the Company’s contingently redeemable convertible preferred stock have various rights, preferences, and privileges as follows:
Voting Rights
Each share of contingently redeemable convertible preferred stock has a number of votes equal to the whole number of shares of common stock into which it is convertible. Except as provided by law or the Company’s amended and restated certificate of incorporation or bylaws, the holders of contingently redeemable preferred stock and the holders of common stock vote together as one single class, on an as-converted basis.
The Company’s board of directors is currently comprised of six directors. The Series A contingently redeemable convertible preferred stockholders, exclusively and as a separate class, are entitled to elect two directors. Currently, two directors serve in this capacity.
Dividend Rights
The holders of contingently redeemable convertible preferred stock are entitled to receive dividends, when, as and if declared by the board of directors. The Company may not declare, pay, or set aside a dividend on any shares of stock unless it also pays a dividend to the preferred stockholders. Such dividends, which are noncumulative, are payable out of funds legally available and are payable only when and if declared by the board of directors. The dividend rate is equal to the dividend paid per share of common stock times the number of shares into which the contingently redeemable convertible preferred stock could be converted. The dividend rate is subject to adjustment for stock splits, combinations, reorganizations, and similar transactions. No dividends were declared or accrued as of December 31, 2022 and 2021.
Conversion Rights
Each share of contingently redeemable convertible preferred stock is convertible, at the option of the holder, into such number of common stock as is determined by dividing the original issue price for that series by the conversion price for such series in effect at the time of conversion. As of December 31, 2022, both the original issue price and the applicable conversion price are $0.53 per share for the Series A contingently redeemable convertible preferred stock and $4.80 per share for the Series A-1 contingently redeemable convertible preferred stock.
Each share of contingently redeemable convertible preferred stock shall automatically be converted into shares of common stock upon (a) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering resulting in at least $25.0 million of gross proceeds to the Company, or (b) the date and time, or the occurrence of an event specified by vote or written consent of the holders of a majority of the outstanding shares of preferred stock, when all the outstanding shares of preferred stock shall automatically be converted into shares of common stock. Each share of contingently redeemable convertible preferred stock converts into one share of common stock.
Liquidation Rights
In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or a Deemed Liquidation Event (i.e., a merger or consolidation of the Company, unless the existing stockholders retain more than 50% of the voting power of the surviving entity, or the sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the Company’s assets) (together, a “Liquidation Event”), both classes of contingently redeemable convertible preferred stock are automatically redeemable, with the Preferred Stockholders receiving an amount equal to the higher of (i) the applicable original issue price of each series (in each case, as adjusted for stock splits, stock dividends or distributions,

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
5. Contingently Redeemable Convertible Preferred Stock and Common Stock (Continued)
recapitalizations, and similar events) plus any declared unpaid dividends, or (ii) such amount that would be paid out as if all contingently redeemable convertible preferred stock has been converted into common stock immediately prior to the Liquidation Event. Any remaining proceeds available to holders of common stock shall be distributed pro rata based on the number of shares of common stock held by each holder. If, upon any such Liquidation Event, assets available for distribution to the Company’s stockholders are insufficient to pay the holders of shares of each series of contingently redeemable convertible preferred stock in the full amount to which they are entitled under the Company’s amended and restated certificate of incorporation, then the preferred stockholders shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
Anti-dilution Provisions
Subject to customary exemptions, if the Company issues additional shares of common stock, or securities convertible into shares of common stock, at a purchase price less than the Series A contingently redeemable convertible preferred stock conversion price in effect immediately prior to such issuance, the Series A contingently redeemable convertible preferred stock conversion price will be reduced using a broad-based weighted average formula. The reduction to the conversion price is determined by multiplying the Series A conversion price in effect prior to the issuance of additional shares by a defined ratio, calculated as the sum of the number of shares outstanding and the additional shares that would have been issued had they been issued at the conversion price, divided by the number of shares outstanding subsequent to the new transaction.
Subject to customary exemptions, if the Company issues additional shares of common stock, or securities convertible into shares of common stock, at a purchase price less than the Series A-1 contingently redeemable convertible preferred stock conversion price, the Series A-1 contingently redeemable convertible preferred stock conversion price shall be reduced concurrently with such issuance of additional common stock to the same price of such common stock.
Contingent Redemption Rights
The preferred stockholders have the contingent right to redeem all shares of the contingently redeemable convertible preferred stock if the Company does not affect the dissolution of the Company within 90 days after a deemed liquidation event, as defined in the amended and restated articles of incorporation.
Common Stock
The holders of common stock have one vote for each share of common stock. Common stockholders are entitled to dividends when funds are legally available and when, as, and if declared by the board of directors, subject to the prior rights of the contingently redeemable convertible preferred stockholders. The common stockholders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. As of December 31, 2022 and 2021, the Company has not declared, accrued, or paid any such dividends.
6. Stock-Based Compensation Expense
2021 Stock Plan
Stock-based incentive awards are provided to directors, employees, and consultants under the terms of the 2021 Stock Plan (the “2021 Plan”) as administered by the board of directors. Awards under the 2021

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
6. Stock-Based Compensation Expense (Continued)
Plan principally include incentive stock options, non-statutory stock options, restricted share awards, other stock-based awards, or any combination thereof. Service awards granted under the 2021 Plan have a term of ten years and generally vest over a four-year period. Service awards granted to Company executives in 2021 have immediate vesting of 25% of shares at the date of grant, with the remaining shares vesting over a four-year period. The 2022 grants vest over a four-year period.
During the years ended December 31, 2022 and 2021, the Company granted awards under the 2021 Plan that consist of stock options that vest solely on service and in some cases, allow for early exercise.
As of December 31, 2022, the 2021 Plan is the only equity plan available for grant of equity awards to directors, employees, and consultants of the Company. In May 2022, the Company amended the 2021 Plan to increase the number of authorized shares for equity awards from 2,500,000 shares to 3,140,000 shares. As of December 31, 2022, there were 52,900 options available to be granted under the 2021 Plan.
Stock-Based Compensation Expense
For the year ended December 31, 2022, the Company recognized stock-based compensation expense of $0.2 million, of which $56 thousand was included in research and development expense and $145 thousand was included in general and administrative expense. For the year ended December 31, 2021, the Company recognized stock-based compensation expense of $81 thousand, of which $24 thousand was included in research and development expense and $57 thousand was included in general and administrative expense. The expense incurred prior to November 24, 2021 was allocated to the Company in the carve-out process to the Invea Business in the same manner as salary expense.
As of December 31, 2022, the total unrecognized compensation expense related to outstanding stock options was $1.2 million, which is expected to be recognized over a weighted-average period of 3.48 years.
The fair value of the Company’s common stock, which was the strike price for the grants, was determined on the grant date of the awards by the Company’s board of directors, considering, among other things, contemporaneous valuations of its common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held- Company Equity Securities Issued as Compensation. The fair value of the Company’s stock options granted during the years ended December 31, 2022 and 2021, was estimated using the Black-Scholes option pricing model with the following assumptions:
	For the Year Ended December 31,
	2022	2021
Expected life	5.9 years−6.1 years	5.2 years−6.1 years
Volatility	95.1%−97.0%	94.8%−95.0%
Risk free interest rate	1.61%−3.77%	1.15%−1.39%
Stock price	$0.14−$1.54	$0.14
Expected dividend yield	−%	−%
Each of these inputs is subjective and generally requires significant judgment.
Expected Term—The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method, which is based on the mid-point between the grant date and the contractual term date (or vesting end date, for early exercised stock options).

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
6. Stock-Based Compensation Expense (Continued)
Volatility—The Company determines volatility based on the historical volatilities of comparable publicly traded biotechnology companies over a period equal to the expected term because it has no trading history for its common stock. The comparable companies were chosen based on similar size, stage in the life cycle, or area of specialty. The Company will continue to apply this process until enough historical information regarding volatility of its own stock becomes available.
Risk-Free Interest Rate—The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.
Dividend Yield—The Company has never paid and has no plans to pay any dividends on its common stock. Therefore, the Company has used an expected dividend yield of zero.
Fair Value of Underlying Common Stock—Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock on each grant date. The Company’s board of directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock. The factors considered include, but are not limited to: (i) the results of contemporaneous valuations of the Company’s common stock performed by an independent third-party valuation firm; (ii) the prices, rights, preferences, and privileges of the Company’s contingently redeemable preferred stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) the Company’s current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares.
Stock Option Activity
Stock option activity, under the 2021 Plan was as follows:
	Number of Shares	Weighted Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
			(Years)	(in thousands)
Outstanding as of December 31, 2021	1,758,200	$0.14	9.9	$—
Granted	1,315,500	1.19		—
Forfeited	(146,600)	0.14		—
Exercised	(630,000)	0.14		882
Outstanding at December 31, 2022	2,297,100	$0.74	9.3	1,836
Vested and exercisable at December 31, 2022	521,650	$0.14	8.9	$730
The weighted average grant date fair value of individual stock options granted was $0.93 and $0.10 for the years ended December 31, 2022 and 2021, respectively. The aggregate grant date fair value of stock options vested at December 31, 2022 was $46 thousand.
The weighted average fair value of stock options that are outstanding, vested and exercisable and unvested as of December 31, 2021, was $0.10. The total fair value of shares vested during the year ended December 31, 2022 and 2021, was $28 thousand and $26 thousand respectively. There was no intrinsic value

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
6. Stock-Based Compensation Expense (Continued)
for stock options outstanding, exercised and exercisable as of December 31, 2021, as there was no difference between the exercise prices of the underlying awards and the fair value of the Company’s common stock as of December 31, 2021.
Early Exercised Stock Options
During the years ended December 31, 2022 and 2021, certain members of the Company’s board of directors, the Chief Executive Officer and key advisors opted to exercise early certain of their stock options, which was allowed under the terms of each award. The amounts received in exchange for these shares have been included in other liabilities in the accompanying balance sheet and are reclassified to equity as the shares vest. For the years ended December 31, 2022, and 2021, cash proceeds received from the early exercise of stock options were $88 thousand and $22 thousand, respectively. As of December 31, 2022, and 2021, the total amount of the liability recorded related to unvested shares was $84 thousand and $22 thousand, respectively, of which $37 thousand and $22 thousand was short term, respectively.
The shares issued upon the early exercise of these unvested stock options, which are reflected as exercises in the table above, are considered to be legally issued and outstanding on the date of exercise for accounting purposes.
Early exercised stock option activity under the 2021 Plan was as follows:
Number of Shares
Unvested at December 31, 2021	160,000
Options early exercised	630,000
Vested in 2022	(190,000)
Forfeited in 2022	—
Unvested at December 31, 2022	600,000
7. Income Taxes
The Company operates as a C Corporation and due to its current losses, it is currently liable for only minimum state taxes.
A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective tax rate is as follows:
	December 31,
	2022	2021
Federal statutory income tax rate	21.0%	21.0%
State taxes, net of federal benefit	6.2	9.8
Permanent differences	(0.4)	—
Research and development credits	2.5	1.8
Valuation allowance	(29.3)	(32.6)
Effective tax rate	—%	—%
The significant components of the Company’s net deferred tax assets as of December 31, 2022 and 2021 are shown below. In determining the realizability of the Company’s net deferred tax assets, the Company considered numerous factors, including historical profitability, estimated future taxable income and the

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
7. Income Taxes (Continued)
industry in which it operates. Based on this information and management’s assessment, the Company has provided a valuation allowance for the full amount of its net deferred tax assets because the Company has determined that it is more likely than not that it will not be realized.
Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):
	December 31,
	2022	2021
Deferred tax assets:
Net operating losses	$893	$272
Capitalized R&D	836	—
Stock-based compensation	36	8
Intangibles	34	—
Other	14	13
Research & development tax credits	231	62
Valuation allowance	(2,043)	(354)
Total deferred tax assets	1	355
Deferred tax liabilities:
Depreciation of fixed assets	(1)	(1)
Total deferred tax liabilities	(1)	(1)
Net deferred tax asset (liability)	$—	$—
At December 31, 2022 and 2021, the Company had available U.S. federal net operating loss (“NOL”) carryforwards of $3.3 million and $1.0 million, respectively, to offset future taxable income at 80% limitation with an indefinite carryforward period. At December 31, 2022 and 2021, the Company had available U.S. state NOL carryforwards of $3.3 million and $1.0 million, respectively, to offset future taxable income. The state NOL carryforwards will begin to expire in 2041.
For the years ended December 31, 2022 and 2021, the Company had federal research and development credits of $0.2 million and $20 thousand respectively, which begin to expire in 2041 if not utilized. In addition, at December 31, 2022 and 2021, the Company had available state research and development credits carryforwards of $0.1 million and $42 thousand respectively, which begin to expire in 2036, if not utilized.
Pursuant to Internal Revenue Code Section 382 and 383, the utilization of a corporation’s NOL and research and development tax credit (“R&D Credit”) carryforwards is limited following a greater than 50% change in ownership during a three-year period. An ownership change could impact the Company’s ability to utilize the NOL and R&D Credit carryforwards remaining at an ownership change date. The Company has not conducted a Section 382 analysis regarding whether an ownership change had occurred for the Company as of December 31, 2022.
As of December 31, 2022, the Company has not recorded any unrecognized tax benefits. Tax years beginning in 2021 are generally subject to examination by taxing authorities, for at least three years or three years after the use of the NOL. The Company is not under any jurisdictional examination.
The Tax Cuts and Jobs Act of 2017 (the “TCJA”) has modified the IRC 174 expenses related to research and development for the tax years beginning after December 31, 2021. Under the TCJA, the

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
7. Income Taxes (Continued)
Company must now capitalize the expenditures related to research and development activities and amortize over five years for U.S. activities and 15 years for non-U.S. activities using a mid-year convention.
8. Net Loss per Share
The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders:
	For the Years Ended December 31,
	2022	2021
Net loss (in thousands)	$(5,753)	$(3,615)
Weighted average common shares used in net loss per share attributable to common stockholders, basic and diluted	1,988,346	636,849
Basic and diluted net loss per common share outstanding	$(2.89)	$(5.68)
The Company’s potential dilutive securities, which include contingently redeemable preferred stock, common stock options, and the unvested portion of early exercised stock options, are excluded from the computation of diluted net loss per share attributable to common stockholders whenever the effect of including them would be to reduce the net loss per share. In periods where there is a net loss, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.
The Company excluded the following shares from the computation of diluted net loss per share attributable to common stockholders as of December 31, 2022 and 2021 because including them would have had an anti-dilutive effect:
	December 31,
	2022	2021
Contingently redeemable convertible preferred stock	8,963,540	8,000,000
Options to purchase common stock	2,297,100	1,758,200
Unvested portion of early exercised stock options	600,000	160,000
Total	11,860,640	9,918,200
9. Employee Benefit Plans
The Company adopted a 401(k) Plan for its employees, which is designed to be qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) Plan within statutory and 401(k) Plan limits. Since inception of the plan and through December 31, 2022, the Company has not made any contributions to the 401(k) Plan.
10. Contingencies
On September 1, 2021 prior to the formation of the Company, the Parent entered into an exclusive license agreement with Daiichi Sankyo Company, Ltd (“Daiichi”) which granted the Parent an exclusive worldwide right and license with the right of sublicense, under certain patents and know-how to research, develop, make, have made, use, sell, offer for sale, have sold, import or otherwise exploit products containing INVA8001 for all human indications in exchange for an upfront fee which was paid by the Parent (and included in the Company’s 2021 carve-out financial statements), flat royalty payments in the mid-single digits based on net sales of INVA8001 and $0.6 million in the aggregate upon the achievement of specific clinical milestones.

Invea Therapeutics, Inc.
Notes to Financial Statements (Continued)
December 31, 2022
10. Contingencies (Continued)
The license agreement was assigned to the Company on October 14, 2022 by way of a novation agreement assigning future financial commitments due to Daiichi from the Parent to the Company. The Company accounts for milestone payments and royalty payments as contingent liabilities. As of December 31, 2022, as the milestone payments and royalty payments are not probable of payment and, as such, no liability has been recorded.
11. Subsequent Events
The Company performed a review of events subsequent to the balance sheet date through August 7, 2023, the date the financial statements were issued.
On February 22, 2023, the Company issued an additional 129,167 of Series A-1 contingently redeemable convertible preferred stock for gross proceeds of $0.6 million.
On March 22, 2023, the Company entered into two Simple Agreements for Future Equity with the Company’s Chief Executive Officer (“CEO SAFE”) and his Trust (“Trust SAFE”) for a total of $0.7 million and $0.5 million, respectively (collectively, the “SAFEs”). The SAFEs both include a payment of $0.5 million to the Company. The CEO SAFE includes a cancellation of principal of $0.2 million borrowed under the officer line of credit and related interest accrued. Upon the earlier of an Initial Public Offering (“IPO”) or a transaction or series of transactions in connection with raising capital, the SAFEs shall convert into the number of shares of either preferred stock or common stock at the price per share of such financing transaction.
On April 14, 2023, the Company amended the terms of the line of credit. The repayment terms were amended to be the earlier of (i) a cumulative financing of $25.0 million raised by the Company or (ii) December 31, 2023.

INVEA THERAPEUTICS, INC.
UNAUDITED CONDENSED FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Invea Therapeutics, Inc.
Condensed Balance Sheets
(in thousands, except share and per share data)
	June 30,	December 31,
	2023	2022
	(Unaudited)
Assets
Current assets:
Cash	$597	$588
Prepaid drug manufacturing costs	354	148
Deferred equity offering costs	1,001	—
Prepaid expenses and other current assets	16	41
Total current assets	1,968	777
Fixed assets, net	11	10
Total assets	$1,979	$787
Liabilities, contingently redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$1,602	$497
Accrued expenses	1,249	373
Convertible SAFE due to related party	1,182	—
Line of credit due to Parent	3,256	1,815
Derivative liability	890	—
Other current liabilities	42	196
Total current liabilities	8,221	2,881
Other long-term liabilities	34	48
Total liabilities	8,255	2,929
Contingently redeemable convertible preferred stock:
Series A contingently redeemable convertible preferred stock, $0.0001 par value, 8,000,000 shares authorized and outstanding as of June 30, 2023 and December 31, 2022.	594	594
Series A-1 contingently redeemable convertible preferred stock, $0.0001 par value, 3,200,000 shares authorized as of June 30, 2023 and December 31, 2022 and 1,092,707 and 963,540 shares outstanding as of June 30, 2023 and December 31, 2022, respectively.	5,117	4,530
Stockholders’ deficit:
Common stock, $0.0001 par value, 16,980,000 shares authorized as of June 30, 2023 and December 31, 2022; 2,790,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022.	—	—
Additional paid in capital	748	539
Accumulated deficit	(12,735)	(7,805)
Total stockholders’ deficit	(11,987)	(7,266)
Total liabilities, contingently redeemable convertible preferred stock, and stockholders’ deficit	$1,979	$787
The accompanying notes are an integral part of these financial statements.

Invea Therapeutics, Inc.
Condensed Statements of Operations
(in thousands, except share and per share data)
(Unaudited)
	For the Six Months Ended June 30,
	2023	2022
Operating expenses:
Research and development	$2,522	$1,706
General and administrative	1,485	906
Total operating expenses	4,007	2,612
Loss from operations	(4,007)	(2,612)
Other (income) expense, net:
Interest expense	56	23
Change in fair value of derivative liability	890	—
Change in fair value of convertible SAFE liability	(23)	—
Net loss	$(4,930)	$(2,635)
Basic and diluted net loss per share attributable to common stockholders	$(2.16)	$(1.43)
Weighted average common shares outstanding, basic and diluted	2,286,843	1,844,375
The accompanying notes are an integral part of these financial statements.

Invea Therapeutics, Inc.
Condensed Statements of Changes in Contingently Redeemable Convertible Preferred Stock and
Stockholders’ Deficit
(unaudited)
(in thousands, except share data)
	Redeemable Convertible Preferred Stock							Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Series A		Series A-1		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2022	8,000,000	$594	964	$4,530	2,790,000		$—	$539	$(7,805)	$(7,266)
Issuance of Series A-1 contingently redeemable convertible preferred stock, net of issuance costs of $26,000	—	—	129	587	—		—	—	—	—
Vesting of early exercised stock options	—	—	—	—	—		—	23	—	23
Stock-based compensation expense	—	—	—	—	—		—	186	—	186
Net loss	—	—	—	—	—		—	—	(4,930)	(4,930)
Balance at June 30, 2023	8,000,000	$594	1,093	$5,117	2,790,000		$—	$748	$(12,735)	$(11,987)
Balance at December 31, 2021	8,000,000	$594	—	$—	1,310,000	$		$192	$(2,052)	$(1,860)
Issuance of common stock	—	—	—	—	850,000			119	—	119
Issuance of Series A-1 redeemable convertible preferred stock, net of issuance costs of $70,000.			964	4,555	630,000		—	—	—	—
Vesting of early exercised stock options	—	—	—	—	—		—	16	—	16
Stock-based compensation expense	—	—	—	—	—		—	28	—	28
Net loss	—	—	—	—	—		—	—	(2,635)	(2,635)
Balance at June 30, 2022	8,000,000	$594	964	$4,555	2,790,000	$		$355	$(4,687)	$(4,332)
The accompanying notes are an integral part of these financial statements.

Invea Therapeutics, Inc.
Condensed Statements of Cash Flows
(in thousands)
(Unaudited)
	For the Six Months Ended June 30,
	2023	2022
Operating activities
Net loss	$(4,930)	$(2,635)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1	—
Stock-based compensation expense	186	28
Change in fair value of derivative liability	890	—
Changes in operating assets and liabilities:
Prepaid drug manufacturing costs	148	(430)
Prepaid expenses and other assets	26	34
Accounts payable and accrued expenses	684	(3)
Change in fair value of convertible SAFE liability	(23)	—
Other current liabilities	(25)	(23)
Net cash used in operating activities	(3,043)	(3,029)
Investing activities
Purchases of fixed assets	(2)	—
Net cash used in investing activities	(2)	—
Financing activities
Proceeds from officer line of credit	200	297
Proceeds from line of credit due to Parent	1,510	376
Payments on the line of credit due to Parent	(69)	—
Proceeds from issuance of convertible SAFE to related party	1,000	—
Proceeds from early exercise of options	—	88
Proceeds from issuance of common stock	—	119
Proceeds from issuance of Series A-1 contingently redeemable convertible preferred stock	500	4,625
Deferred equity offering costs	(50)	—
Payment of issuance costs related to Series A-1 contingently redeemable convertible preferred stock financing	(37)	—
Net cash provided by financing activities	3,054	5,505
Net increase in cash	9	2,476
Cash, beginning of period	588	324
Cash, end of period	$597	$2,800
Supplemental cash flow information
Interest paid	$1	$6
Supplemental non-cash investing and financing activities:
Noncash cancellation of officer line of credit into SAFE award	$205	$—
Series A-1 contingently redeemable preferred stock financing costs in accounts payable	$4	$70
Deferred equity offering costs in accounts payable and accrued expenses	$951	$—
The accompanying notes are an integral part of these financial statements.

Notes to the Unaudited Condensed Financial Statements
1. Description of Business and Organization
Invea Therapeutics, Inc. (the “Company”, “Invea”, “we”, “our” or “us”) is a biotechnology company developing small molecule oral therapeutics for immune-mediated inflammatory diseases (“IMIDs”). The Company’s aim is to develop oral, safe and effective small molecule therapies that control inflammation, prevent tissue damage, improve quality of life and achieve long-term disease remission. The Company has two product candidates, INVA8001, which is in clinical development, and INVA8003, which is in preclinical development. The Company believes that its product candidates, INVA8001 and INVA8003, if approved, can potentially transform the treatment of several IMIDs, such as atopic dermatitis, chronic urticaria and indolent systemic mastocytosis, which are characterized by limited or no available therapeutic options or patient populations that are unresponsive, partially responsive or develop resistance to currently available therapies.
The Company was incorporated under the laws of the State of Delaware on October 20, 2021. The Company’s principal office is in Guilford, Connecticut. The Company is a controlled subsidiary of InveniAI LLC (“InveniAI” or “Parent”), which is a wholly owned subsidiary of BioXcel LLC.
The Company’s primary activities have been the discovery of product candidates, defining a clinical plan and conducting preclinical research in advance of the potential clinical development of the INVA8001, INVA8002 (currently deprioritized) and INVA80003 (collectively, the “Candidates”). These programs for the Candidates and the related assets and liabilities have been contributed to the Company by InveniAI under an Asset Contribution Agreement (the “Contribution Agreement”) dated November 24, 2021 in exchange for preferred stock and future clinical and financing milestones payments—See Note 5.
Liquidity
The Company has incurred net losses and has had negative cash flows from operations since its inception. For the six months ended June 30, 2023 and 2022, the Company incurred a net loss of $4.9 million and $2.6 million, respectively, and used cash for operations of $3.0 million and $3.0 million, respectively. As of June 30, 2023 and December 31, 2022, the Company had an accumulated deficit of $12.7 million and $7.8 million, respectively.
The Company is currently fully reliant on the support of InveniAI and other stockholders to fund its operations and does not have sufficient capital to fund operations for the next 12 months. These matters raise substantial doubt about the Company’s ability to continue as a going concern.
As of June 30, 2023, the Company had cash of $0.6 million, which are available to fund future operations. The Company expects to continue incurring losses for the foreseeable future and needs to raise additional capital to pursue its product candidate development initiatives, conduct clinical trials and continue its operations. The Company cannot provide any assurance that it will raise additional capital. Management believes that the Company has access to capital resources through possible equity offerings, debt financings, corporate collaborations, availability under the line of credit from the Parent, or other means; however, the Company has not secured any commitment for new financing at this time, nor can it provide any assurance that new financing will be available on commercially acceptable terms, if at all.
If the Company is unable to secure additional capital, it may be required to curtail its research and development initiatives and clinical trials and take additional measures to reduce costs to conserve available cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s research and development, clinical trials and regulatory efforts, which are critical to the realization of its business plan and the future operations of the Company. The Company is currently exploring external financing alternatives which will be needed by the Company to fund its operations. The accompanying financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.
Macroeconomic Trends and the Impact of the COVID-19 Pandemic
The Company continues to actively monitor the impact of various macroeconomic trends, such as high rates of inflation, supply chain disruptions and geopolitical instability, and the COVID-19 pandemic on the Company’s business, financial condition and results of operations.

The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. Given these uncertainties, COVID-19 could impact the Company’s business operations and its ability to execute on its associated business strategies and initiatives, and adversely impact its results of operations and financial condition in the future, and could disrupt the business of third parties with whom the Company does business.
Macroeconomic conditions, such as rising inflation, higher interest rates, changes in regulatory laws and monetary exchange rates, and government fiscal policies, can also have a significant effect on operations including through higher costs and extended timelines. In addition, current geopolitical instability, including the Russia-Ukraine conflict and related sanctions, have had, and could continue to have, significant ramifications on U.S. and global financial markets, including volatility. These trends could have a significant effect on operations. Moreover, negative macroeconomic conditions could adversely impact the Company’s ability to obtain financing in the future on terms acceptable to the Company, or at all. In addition, the geopolitical instability and related sanctions could continue to have significant ramifications on global financial markets, including volatility in the U.S. and global financial markets. The Company continues to evaluate how and to what extent macroeconomic and geopolitical conditions impact its business, financial conduction and results of operations.
2. Summary of Significant Accounting Policies
Unaudited Interim Financial Information
The accompanying condensed balance sheet as of June 30, 2023, the condensed statements of operations loss, statements of changes in contingently redeemable convertible preferred stock and stockholders’ deficit and cash flows for the six months ended June 30, 2023 and 2022 are unaudited. The unaudited condensed interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2023, the results of its operations for the six months ended June 30, 2023 and 2022, its changes in contingently redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2023 and 2022 and its cash flows for the six months ended June 30, 2023 and 2022. The financial data and other information disclosed in these notes related to the six months ended June 30, 2023 and 2022 are unaudited. The results for the six months ended June 30, 2023 are not necessarily indicative of results to be expected for the year ending December 31, 2023, any other interim periods, or any future year or period. These unaudited financial statements should be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2022 included in the Company’s audited financial statements.
Basis of Presentation
The accompanying financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in the accompanying notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification of the Financial Accounting Standards Board.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies on the balance sheet dates and reported amounts of expense during the reporting periods.
The Company evaluates its estimates continuously and bases them on management’s best knowledge of current events, historical experience, and various other assumptions believed reasonable under the current circumstances. Actual results could differ from those estimates. To the extent there are material differences between actual results and these estimates, future results could be materially and adversely affected. The accounting policies described below require the Company to make significant judgments and estimates in the preparation of its financial statements.

The most critical accounting estimates in the financial statements include the valuation of common stock and preferred stock and the valuation of the SAFE liabilities and derivatives related to milestone payments.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The Company measures fair value based on a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:
Level 1—Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities as of the measurement date.
Level 2—Inputs (other than quoted prices included within Level 1) that are directly observable for the asset or liability or indirectly observable for similar assets or liabilities.
Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities.
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy. Valuation methods and assumptions used to estimate fair value, when Level 1 inputs are not available, are subject to judgments and changes in these factors can materially affect fair value estimates.
The fair values of the SAFE liabilities and the derivative IPO-related milestone payments (see Note 5) were determined using a probability weighted expected return model for which there are significant inputs not observable in the market, such as time to liquidity. This approach results in the classification of the SAFE liabilities and derivative as Level 3 in the fair value hierarchy.
For financial assets and financial liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between levels during the six months ended June 30, 2023 and 2022.
The carrying amounts reported in the balance sheets for cash, accounts payable, accrued expenses, other current liabilities and lines of credit due to variable interest rate approximate fair value due to relatively short periods to maturity.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and the line of credit with InveniAI. Cash is deposited in banks and other accredited financial institutions in the United States. Such deposits are generally in excess of FDIC limits.
Risk and Uncertainties
The Company is subject to certain risks and uncertainties similar to other development-stage biotechnology companies, including, but not limited to: successful development, manufacturing, and marketing its product candidates; obtaining regulatory clearance from U.S. Food and Drug Administration or foreign regulatory agencies prior to commercial sales; new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with governmental regulations, uncertainty of market acceptance of any approved products, product liability, and the need to obtain additional financing. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical studies and clinical trials and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance and reporting. If the Company does not successfully commercialize or partner any of its product candidates, it will be unable to generate product revenue or achieve profitability.
Fixed Assets, net
Fixed assets are stated at cost, net of accumulated depreciation and primarily consist of computer and information technology equipment. Depreciation commences when the asset is ready to be placed in service and is recognized on a straight-line basis over the estimated useful lives of the assets, which is generally five years.
Simple Agreements for Future Equity
The Company’s obligations to issue shares of contingently redeemable convertible preferred stock to related party investors pursuant to the SAFE agreements represent freestanding financial instruments that are accounted for as liabilities. These liabilities are measured at fair value at issuance date and at each subsequent reporting period until settlement, with changes in the fair value of the liabilities to be recognized within other income (expense), net.
Research and Development Expenses
Research and development costs are expensed as incurred. Research and development costs consist of salaries, benefits, and other personnel related costs, including stock-based compensation, consulting, preclinical studies, drug manufacturing costs, regulatory costs, fees paid to other entities to conduct certain research and development activities on the Company’s behalf, as well as allocated facility and other related costs. Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed, which are generally short-term in nature.
During 2022 and 2023, the Company engaged with third parties to perform chemistry, manufacturing, and controls management activities for INVA8001. Under the terms of these agreements, the Company makes periodic prepayments in accordance with contractual payment schedules. The amounts paid are treated as prepaid drug manufacturing costs and are expensed as services are performed.
For preclinical research and development activities, based on information from its vendors the Company records an accrual for the costs of these activities based for the amount of services provided but not yet invoiced and includes these costs in accrued expenses. These costs are a component of the Company’s research and development expenses.
Stock-Based Compensation Expense
Stock-based compensation expense is based on estimated fair market values for all stock-based awards made to employees, directors, and consultants including stock options. The Company’s stock-based compensation plan became effective in November 2021. Prior to the Company adopting its stock-based compensation plan, the Parent granted stock options to the Company’s employees. As a result, related stock-based compensation expense has been allocated to the Company over the required service period over which the Parent stock option awards vest in the same manner salary costs of employees have been allocated to the Company in the carve-out process. Some of the employees of the Company continue to hold the options of the Parent and, therefore, stock-based compensation expense related to those shares is included in the financial statements of the Company.
Stock option awards are valued at fair value on the date of grant and that fair value is recognized over the requisite service period. The estimated fair value of stock option awards was determined using the Black-Scholes option pricing model on the date of grant. Judgment and estimates used to estimate the fair value of awards include, but are not limited to, the expected stock price volatility over the term of the awards and projected employee stock option exercise behaviors. The value of the award is recognized as an expense over the requisite service period. The Company accounts for forfeitures as they occur, by reversing compensation cost when the award is forfeited.

Basic and Diluted Loss Per Share
Basic net loss per share attributable to common stockholders is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders for the impact of diluted securities, if any. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares. For the purpose of this calculation, outstanding stock options and contingently redeemable convertible preferred stock are considered potential dilutive securities.
Emerging Growth Company Status
The Company is an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies may delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) no longer qualifies as an emerging growth company, or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
Recent Accounting Pronouncements Not Yet Adopted
The Company has evaluated other recently issued accounting pronouncements and has concluded that the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position or results of operations upon adoption.
3. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist of the following (in thousands):
	June 30,	December 31,
	2023	2022
Insurance premiums	$15	$37
Professional fees	1	4
	$16	$41
4. Accrued Expenses and Other Current Liabilities
Accrued expenses consist of the following (in thousands):
	June 30,	December 31,
	2023	2022
Professional fees	$919	$162
Research and development expenses	179	115
Travel expenses	65	60
Other expenses	86	36
	$1,249	$373

Other current liabilities consist of the following (in thousands):
	June 30,	December 31,
	2023	2022
Prepayment of contingently redeemable convertible preferred stock issuance	$—	$120
Early exercise of options liability	27	37
Insurance premium obligation	15	39
	$42	$196
The Company received $0.1 million from a participating investor in the Series A-1 contingently redeemable convertible preferred stock financing in advance of receiving the fully executed financing documents. As a result, the Company recorded this amount within other current liabilities as of December 31, 2022. The Company closed the transaction in February 2023 and reclassified the $0.1 million to Series A-1 contingently redeemable convertible preferred stock.
5. Related Party Transactions
Transaction with Parent
The Company entered into a Contribution Agreement with InveniAI on November 24, 2021, pursuant to which InveniAI agreed to contribute InveniAI’s rights, title, and interest in the Candidates, and all the associated assets and liabilities (prepaid expenses of $30 thousand and accounts payable to Parent of $0.4 million) in consideration for:

a.
8,000,000 shares of Series A contingently redeemable convertible preferred stock representing 100% of contingently redeemable convertible preferred stock issued as of December 31, 2021.

b.
For each of the Candidates contributed, payments of up to $25.0 million per Candidate upon the achievement of specific clinical and regulatory milestones.

c.
$2.5 million payable as a lump as follows: $1.25 million within 30 days of closing an initial public offering (“IPO”) and $1.25 million within 30 days of the first anniversary of the IPO.

Since the contribution of the Candidates was made through a common control transaction, the intellectual property was recorded at a value of zero (based on InveniAI’s carrying amount of the intellectual property). As the Series A preferred stock is contingently redeemable, it was recorded at its estimated fair value of $0.6 million as a distribution to InveniAI (see Note 6 for terms of the contingently redeemable convertible preferred stock). The Company recorded an additional non-cash distribution to InveniAI of $0.4 million representing the net liabilities assumed in the transaction. The product-related milestone payments are payable in cash and are legally separable from the Series A contingently redeemable convertible preferred stock and, as such, they are accounted for as contingent liabilities. As of June 30, 2023 and December 31, 2022, the product-related milestone payments are not deemed probable and, therefore, no liability is recorded. Additionally, the payments due after a successful IPO are accounted for as a derivative. As of June 30, 2023, the fair value of the derivative was $0.9 million. As of December 31, 2022, the fair value of the IPO derivative is de minimis given the probability of a successful IPO at that time.
A summary of the significant unobservable inputs used in measuring the derivative is as follows:
First Milestone Payment	June 30, 2023
Time to milestone achievement (years)	0.42
Probability of milestone achievement	40%
Discount rate	13.8%

Second Milestone Payment	June 30, 2023
Time to milestone achievement (years)	1.42
Probability of milestone achievement	40%
Discount rate	13.8%
The following table provides a summary of changes in the estimated fair value of the Company’s derivative liability measured on a recurring basis using significant Level 3 inputs:
(in thousands)	2023
Beginning balance, January 1	$—
Change in fair value	890
Ending balance, June 30, 2023	$890
On November 24, 2021, the Company also entered into a separation and shared services agreement with the Parent, pursuant to which the Parent allows the Company to continue to use the Parent’s office space, equipment, general administrative support, intellectual property prosecution and management, and human infrastructure for research and development activity, based on the agreed-upon terms and conditions, in exchange for payments of defined monthly and/or hourly fees. For the six months ended June 30, 2023, the Company incurred $0.4 million of expenses under this agreement, of which $0.4 million is included in research and development expense and $51 thousand is in general and administrative expense, all of which was payable at June 30, 2023. For the six months ended June 30, 2022, the Company incurred $0.3 million of expenses under this agreement, of which $0.3 million is included in research and development expense and $55 thousand is included in general and administrative expense. Effective January 1, 2023, the Company amended the terms of the separation and shared services agreement with the Parent extending the term to December 31, 2023 and amended the fee structure charged for research and development human infrastructure support.
On November 24, 2021, the Parent extended a line of credit, which provides for aggregate borrowings for $4.0 million. On April 13, 2023, the Company amended the terms of the line of credit. The line of credit is payable within 18 months of the earlier of (i) the Company raising a cumulative amount of $25.0 million of financing or (ii) December 31, 2023. The amount payable includes the interest on the unpaid balance of each advance made under the line of credit. Interest accrues at a rate per annum equal to the applicable federal rate for short-term loans as of the applicable date, in each case calculated based on a 365-day year and actual days elapsed (4.00% and 2.38% at June 30, 2023 and December 31, 2022, respectively). As of June 30, 2023 and December 31, 2022, the Company owed $3.3 million and $1.8 million, respectively, under the line of credit. As of June 30, 2023, the line of credit had $0.7 million remaining available to borrow.
Transfers from the Parent are included within financing activities on the statement of cash flows in Net Parent investment. For the six months ended June 30, 2023 and 2022, there were no transfers from the Parent.
Corporate Expenses
The statement of operations includes direct expenses as well as an allocation of general corporate expenses of the Parent for services provided by the Parent for certain support and research and development functions that are provided on a centralized basis as discussed in Note 2.
As of June 30, 2023 and December 31, 2022, outstanding service charges related to corporate expenses are included in the “Line of credit due to Parent” account on the Company’s balance sheet.
Line of Credit Due to Related Party
On February 9, 2022, the Company’s Chief Executive Officer (“CEO”) provided the Company with a line of credit (the “officer line of credit”), which provides for aggregate borrowings of $0.5 million. The officer line of credit was payable within 12 months of execution, together with interest on the unpaid balance of each advance made under the line of credit, which accrues at a rate per annum equal to 15%, in each case calculated based on a 365-day year and actual days elapsed. In January 2023, the Company borrowed

$0.2 million under the officer line of credit. The officer line of credit expired on February 9, 2023. The Company recorded interest expense in its statement of operations for the interest that accrued on the borrowed principal. On March 22, 2023, the Company issued a SAFE instrument to the CEO (the “CEO SAFE”). The consideration for the CEO SAFE included a cancellation of principal of $0.2 million borrowed under the officer line of credit and related interest accrued.
Simple Agreements for Future Equity (SAFE Agreements) Issued to Related Party
On March 22, 2023, the Company entered into two SAFE Agreements with the Company’s Chief Executive Officer and his Trust (“Trust SAFE”) for a total of $0.7 million and $0.5 million, respectively (collectively, the “SAFEs”). The SAFEs each include a payment of $0.5 million to the Company, for total cash proceeds of $1.0 million. The consideration for the CEO SAFE also included a cancellation of principal and interest accrued under the officer line of credit of $0.2 million. Upon the earlier of an IPO or a transaction or series of transactions in connection with raising capital, the SAFEs shall convert into the number of shares of either contingently redeemable convertible preferred stock or common stock.
A summary of the significant unobservable inputs as of June 30, 2023 used in measuring the SAFE liabilities is as follows:
Probability of conversion upon a private equity financing	80%
Time to a private equity financing (years)	0.13
Probability of conversion upon an IPO	20%
Time to IPO (years)	0.33
Discount rate	13.8%
The SAFE liabilities activity was as follows (in thousands)
Six Months Ended June 30, 2023
Balance at December 31, 2022	$—
SAFE agreements executed	1,205
Remeasurement of SAFE liabilities	(23)
Balance at June 30, 2023	$1,182
Consulting Arrangement with Related Party
The Company has a consulting arrangement with a noncontrolling common stockholder effective February 2, 2022, in which the consultant provides strategic advisory services to the Company. For the six months ended June 30, 2023 and 2022, the Company paid $0.1 million and $20 thousand, respectively in fees in connection with this agreement, all of which was expensed as incurred within general and administrative expenses. In addition, for the six months ended June 30, 2023 and 2022, the Company recorded $10 thousand and $2 thousand of stock-based compensation expense within general and administrative expense for stock options issued in connection with this agreement.
6. Contingently Redeemable Convertible Preferred Stock and Common Stock
Authorized Capital
As of June 30, 2023, the number of shares of all classes of stock which the Company has authority to issue under its amended and restated articles of incorporation are (i) 16,980,000 shares of common stock with a par value of $0.0001 per share and (ii) 11,200,000 shares of contingently redeemable convertible preferred stock, of which 8,000,000 is designated as Series A contingently redeemable convertible preferred stock and 3,200,000 as Series A-1 contingently redeemable convertible preferred stock, each with a par value of $0.0001 per share.

Contingently Redeemable Convertible Preferred Stock
The Company classifies its contingently redeemable convertible preferred stock outside of total stockholders’ deficit as, upon certain “deemed liquidation events” that are not solely within the control of the Company, the shares would become contingently redeemable convertible at the option of the holders. As of June 30, 2023 and December 31, 2022, no deemed liquidation events were probable.
Series A Contingently Redeemable Convertible Preferred Stock Financing
On November 24, 2021, the Company issued 8,000,000 shares of Series A contingently redeemable convertible preferred stock to the Parent pursuant to the Contribution Agreement. The Company recorded the Series A contingently redeemable convertible preferred stock at its initial fair value.
Pursuant to the terms of the Contribution Agreement, the Company is obligated to make milestone payments upon the achievement of certain events, of which certain milestones are related to clinical achievements and certain milestones are related to IPO achievements. The Company accounts for the clinical milestone payments as contingent liabilities. The Company accounts for the IPO milestone payments as derivatives. Refer to Note 5 for further information regarding the Contribution Agreement.
Series A-1 Contingently Redeemable Convertible Preferred Stock Financing
In April 2022, the Company’s board of directors authorized the issuance of up to 3,200,000 shares of Series A-1 contingently redeemable convertible preferred stock at an issuance price of $4.80 per share. As of June 30, 2023, the Company has issued 1,092,707 shares of Series A-1 contingently redeemable convertible preferred stock, for gross proceeds of $5.2 million from third parties.
The holders of both classes of the Company’s contingently redeemable convertible preferred stock have various rights, preferences, and privileges as follows:
Voting Rights
Each share of contingently redeemable convertible preferred stock has a number of votes equal to the whole number of shares of common stock into which it is convertible. Except as provided by the Company’s amended and restated certificate of incorporation or bylaws, the holders of contingently redeemable convertible preferred stock and the holders of common stock vote together as one single class, on an as-converted basis.
The Company’s board of directors is currently comprised of six directors. The Series A contingently redeemable convertible preferred stockholders, exclusively and as a separate class, are entitled to elect two directors. Currently, two directors serve in this capacity.
Dividend Rights
The holders of contingently redeemable convertible preferred stock are entitled to receive dividends, when, as and if declared by the board of directors. The Company may not declare, pay, or set aside a dividend on any shares of stock unless it also pays a dividend to the preferred stockholders. Such dividends, which are noncumulative, are payable out of funds legally available and are payable only when and if declared by the board of directors. The dividend rate is equal to the dividend paid per share of common stock times the number of shares into which the contingently redeemable convertible preferred stock could be converted. The dividend rate is subject to adjustment for stock splits, combinations, reorganizations, and similar transactions. As of June 30, 2023 and December 31, 2022, the Company has not declared, accrued, or paid any dividends on its contingently redeemable convertible preferred stock.
Conversion Rights
Each share of contingently redeemable convertible preferred stock is convertible, at the option of the holder, into such number of common stock as is determined by dividing the original issue price for that series by the conversion price for such series in effect at the time of conversion. As of June 30, 2023, both the original issue price and the applicable conversion price are $0.53 per share for the Series A contingently redeemable convertible preferred stock and $4.80 per share for the Series A-1 contingently redeemable convertible preferred stock.
Each share of contingently redeemable convertible preferred stock shall automatically be converted into shares of common stock upon (a) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten IPO resulting in at least $25.0 million of gross proceeds to the Company, or (b) the date and time, or the occurrence of an event specified by vote or written consent of the holder, when all the outstanding shares of contingently redeemable convertible preferred stock shall automatically be converted into shares of common stock. Each share of contingently redeemable convertible preferred stock converts into one share of common stock.
Liquidation Rights
In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or a Deemed Liquidation Event (i.e., a merger or consolidation of the Company, unless the existing stockholders retain more than 50% of the voting power of the surviving entity, or the sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the Company’s assets) (together, a “Liquidation Event”), the contingently redeemable convertible preferred stock is automatically redeemable, with the Preferred Stockholders receiving an amount equal to the higher of (i) the applicable original issue price of each series (in each case, as adjusted for stock splits, stock dividends or distributions, recapitalizations, and similar events) plus any declared unpaid dividends, or (ii) such amount that would be paid out as if all contingently redeemable convertible preferred stock has been converted into common stock immediately prior to the Liquidation Event. Any remaining proceeds available to holders of common stock shall be distributed pro rata based on the number of shares of common stock held by each holder. If, upon any such Liquidation Event, assets available for distribution to the Company’s stockholders are insufficient to pay the holders of shares of each series of contingently redeemable convertible preferred stock in the full amount to which they are entitled under the Company’s amended and restated certificate of incorporation, then the preferred stockholders shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
Anti-dilution Provisions
Subject to customary exemptions, if the Company issues additional shares of common stock, or securities convertible into shares of common stock, at a purchase price less than the Series A contingently redeemable convertible preferred stock conversion price in effect immediately prior to such issuance, the Series A contingently redeemable convertible preferred stock conversion price will be reduced using a broad-based weighted average formula. The reduction to the conversion price is determined by multiplying the Series A conversion price in effect prior to the issuance of additional shares by a defined ratio, calculated as the sum of the number of shares outstanding and the additional shares that would have been issued had they been issued at the conversion price, divided by the number of shares outstanding subsequent to the new transaction.
Subject to customary exemptions, if the Company issues additional shares of common stock, or securities convertible into shares of common stock, at a purchase price less than the Series A-1 contingently redeemable convertible preferred stock conversion price, the Series A-1 contingently redeemable convertible preferred stock conversion price shall be reduced concurrently with such issuance of additional common stock to the same price of such common stock.
Contingent Redemption Rights
The preferred stockholders have the contingent right to redeem all shares of the contingently redeemable convertible preferred stock if the Company does not affect the dissolution of the Company within 90 days after a deemed liquidation event, as defined in the amended and restated certificate of incorporation.

Common Stock
The holders of common stock have one vote for each share of common stock. Common stockholders are entitled to dividends when funds are legally available and when, as, and if declared by the board of directors, subject to the prior rights of the contingently redeemable convertible preferred stockholders. The common stockholders have no preemptive or other subscription rights and there is no redemption or sinking fund provisions with respect to such shares. As of June 30, 2023 and December 31, 2022, the Company has not declared, accrued, or paid any dividends on its common stock.
7. Stock-Based Compensation Expense
2021 Stock Plan
Stock-based incentive awards are provided to directors, employees, and consultants under the terms of the 2021 Stock Plan (the “2021 Plan”) as administered by the board of directors. Awards under the 2021 Plan principally include incentive stock options, non-statutory stock options, restricted share awards, other stock-based awards, or any combination thereof. Service awards granted under the 2021 Plan have a term of ten years and generally vest over a four-year period. Service awards granted to Company executives in 2021 have immediate vesting of 25% of shares at the date of grant, with the remaining shares vesting over a four-year period.
During the six months ended June 30, 2023 and 2022, the Company granted awards under the 2021 Plan that consist of stock options that vest solely on service and in some cases, allow for early exercise.
As of June 30, 2023, the 2021 Plan is the only equity plan available for grant of equity awards to directors, employees, and consultants of the Company. In May 2022, the Company amended the 2021 Plan to increase the number of authorized shares for equity awards from 2,500,000 shares to 3,140,000 shares. The 2021 Plan was further amended in March 2023 and then again in May 2023 to increase the number of authorized shares for equity awards from 3,140,000 shares to 3,940,000 shares.
As of June 30, 2023, there were 769,900 options available to be granted under the 2021 Plan.
Stock-Based Compensation Expense
For the six months ended June 30, 2023, the Company recognized stock-based compensation expense of $0.2 million, of which $55 thousand was included in research and development expense and $0.1 million was included in general and administrative expense. For the six months ended June 30, 2022 the Company recognized stock-based compensation expense of $28 thousand, of which $4 thousand was included in research and development expense and $24 thousand in general and administrative expense.
As of June 30, 2023, the total unrecognized compensation expense related to outstanding stock options was $1.1 million, which is expected to be recognized over a weighted-average period of 3.0 years.
The fair value of the Company’s common stock, which was the strike price for the grants, was determined on the grant date of the awards by the Company’s board of directors, considering, among other things, contemporaneous valuations of its common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The fair value of the Company’s stock options granted during the six months ended June 30, 2023 and 2022, was estimated using the Black-Scholes option pricing model with the following assumptions:
	For the Six Months Ended June 30,
	2023	2022
Expected life	6.0 years−6.1 years	6.0 years−6.1 years
Volatility	97.3%	96.7%−97.0%
Risk free interest rate	3.5%	1.6%−1.9%
Stock price	$1.59	$0.14
Expected dividend yield	0.0%	0.0%

Each of these inputs is subjective and generally requires significant judgment.
Expected Term—The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method, which is based on the mid-point between the grant date and the contractual term date (or vesting end date, for early exercised stock options).
Volatility—The Company determines volatility based on the historical volatilities of comparable publicly traded biotechnology companies over a period equal to the expected term because it has no trading history for its common stock. The comparable companies were chosen based on the similar size, stage in the life cycle, or area of specialty. The Company will continue to apply this process until enough historical information regarding volatility of its own stock becomes available.
Risk-Free Interest Rate—The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.
Dividend Yield—The Company has never paid and has no plans to pay any dividends on its common stock. Therefore, the Company has used an expected dividend yield of zero.
Fair Value of Underlying Common Stock—Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock on each grant date. The board of directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous valuations of the Company’s common stock performed by an independent third-party valuation firm; (ii) the prices, rights, preferences, and privileges of the Company’s contingently redeemable convertible preferred stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) the Company’s current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares.
Stock Option Activity
Stock option activity under the 2021 Plan was as follows:
	Number of Shares	Weighted Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
			(years)	(in thousands)
Outstanding as of December 31, 2022	2,297,100	$0.74	9.3	$1,836
Granted	90,000	1.54
Exercised	—	—
Cancelled/forfeited	(7,000)	1.14
Outstanding as of June 30, 2023	2,380,100	$0.77	8.9	$18,923
Vested and exercisable as of June 30, 2023	675,475	$0.14	8.4	$5,796
For the six months ended June 30, 2023 and December 31, 2022, the weighted average grant-date fair value of granted stock options was $1.26 and $0.93, respectively.
Early Exercised Stock Options
In the years ended December 31, 2022 and 2021, certain members of the Company’s board of directors, the Chief Executive Officer, and key advisors opted to early exercise their stock options, which was allowed under terms of each award. The amounts received in exchange for these shares have been included in other liabilities in the accompanying balance sheet and are reclassified to equity as the shares vest. There were no early exercises of stock options for the six months ended June 30, 2023. For the six months ended June 30, 2022, cash proceeds received from the early exercise of stock options were $0.1 million. As of June 30, 2023 and December 31, 2022, the total amount of the liability recorded related to unvested shares was $61 thousand, and $84 thousand, respectively, of which $27 thousand and $37 thousand was short term, respectively.
The shares issued upon the early exercise of these unvested stock options, which are reflected as exercises in the table above, are considered to be legally issued and outstanding on the date of exercise for accounting purposes.
Early exercised stock option activity under the 2021 Plan was as follows:
Number of Shares
Unvested as of December 31, 2022	600,000
Options early exercised	—
Vested as of June 30, 2023	(163,125)
Forfeited as of June 30, 2023	—
Unvested as of June 30, 2023	436,875
8. Income Taxes
The Company did not record a federal or state income tax benefit for losses incurred during the six months ended June 30, 2023 and 2022. The Company concluded that it is more likely than not that its deferred tax assets will not be realized, which resulted in recording a full valuation allowance during those periods.
9. Net Loss Per Share
The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders:
	For the Six Months Ended June 30,
	2023	2022
Net loss (in thousands)	$(4,930)	$(2,635)
Weighted average common shares used in net loss per share attributable to common stockholders, basic and diluted	2,286,843	1,844,375
Basic and diluted net loss per common share outstanding	$(2.16)	$(1.43)
The Company’s potential dilutive securities, which include contingently redeemable convertible preferred stock, common stock options, and the unvested portion of early exercised stock options, have been excluded from the computation of diluted net loss per share attributable to common stockholders whenever the effect of including them would be to reduce the net loss per share. In periods where there is a net loss, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The following potential common shares, presented based on shares outstanding as of June 30, 2023 and 2022, respectively, were excluded the from the computation of diluted net loss per share attributable to common stockholders because including the shares would have had an anti-dilutive effect:
	Six Months Ended June 30,
	2023	2022
Contingently redeemable convertible preferred stock	9,092,707	8,963,540
Unvested portion of early exercised stock options	436,875	696,250
Options to purchase common stock	2,380,100	1,356,600
Total	11,909,682	11,016,390

10. Employee Benefit Plans
The Company adopted a 401(k) Plan for its employees, which is designed to be qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) Plan within statutory and 401(k) Plan limits. Since inception of the plan and through June 30, 2023, the Company has not made any contributions to the 401(k) Plan.
11. Contingencies
On September 1, 2021 prior to the formation of the Company, the Parent entered into an exclusive license agreement with Daiichi Sankyo Company, Ltd (“Daiichi”) which granted the Parent an exclusive worldwide right and license with the right of sublicense, under certain patents and know-how to research, develop, make, have made, use, sell, offer for sale, have sold, import or otherwise exploit products containing INVA8001 for all human indications in exchange for an upfront fee which was paid by the Parent, flat royalty payments in the mid-single digits based on net sales of INVA8001 and $0.6 million in the aggregate upon the achievement of specific clinical milestones.
The license agreement was assigned to the Company on October 14, 2022, by way of a novation agreement assigning future financial commitments due to Daiichi from the Parent to the Company. The Company accounts for milestone payments and royalty payments as contingent liabilities. As of June 30, 2023, as the milestone payments and royalty payments are not probable of payment, no liability has been recorded.
12. Subsequent Events
The Company performed a review of events subsequent to the balance sheet date through September 15, 2023, the date the financial statements were issued.

Through and including           , 2023, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
        Shares
Common Stock

P R O S P E C T U S

BofA Securities
          , 2023

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution
The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.
Amount to be paid
SEC registration fee	*
FINRA filing fee	*
Nasdaq Global Market initial listing fee	*
Blue sky qualification fees and expenses	*
Transfer agent fees and expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing expenses	*
Miscellaneous	*
Total	*

*
To be filed by amendment.

Item 14.   Indemnification of Directors and Officers
Section 102 of the General Corporation Law of the State of Delaware, or DGCL, permits a corporation to eliminate or limit the personal liability of directors and officers of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except where the director or officer breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, in the case of a director, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law, obtained an improper personal benefit, or, in the case of an officer, in any action by or in the right of the corporation. Our certificate of incorporation provides that no director or officer of the Company shall have any personal liability to it or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Upon consummation of this offering, our certificate of incorporation and bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as Indemnitees), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation and bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties, and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation and bylaws.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers, and persons who control us within the meaning of the Securities Act against certain liabilities.
Item 15.   Recent Sales of Unregistered Securities
The following list sets forth information regarding all unregistered securities sold by us since our inception through the date of the prospectus that forms a part of this registration statement.
Issuances of Common Stock
From November 2021 to February 2022, we sold an aggregate of 2,000,000 shares of our common stock to our founders at a price of $0.14 per share, for aggregate consideration of $0.3 million.
Issuances of Preferred Stock
In November 2021, we issued 8,000,000 shares of our Series A preferred stock to InveniAI LLC as partial consideration for the initial contribution of assets to us upon our formation.
From April 2022 through June 2022 , we issued an aggregate of 963,540 shares of our Series A-1 preferred stock to accredited investors at a purchase price of $4.80 per share, for aggregate consideration of $4.6 million.

In February 2023 , we issued an aggregate of 129,167 shares of our Series A-1 preferred stock to accredited investors at a purchase price of $4.80 per share, for aggregate consideration of $0.6 million.
Issuances Pursuant to our Equity Plans
From November 2021 through the date of this registration statement, we granted options under our 2021 Plan to purchase an aggregate of      shares of common stock, at a weighted-average exercise price of $      per share, to our employees, directors and consultants. Of these,          shares have been issued upon the exercise of options for aggregate consideration of $      and options for the purchase of         shares of common stock have been forfeited, expired or canceled.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Item 16.   Exhibits and Financial Statement Schedules
EXHIBIT INDEX
Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation of the Registrant (currently in effect).
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering).
3.3*	Bylaws of the Registrant (currently in effect)
3.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering),
4.1**	Grid Note, by and between the Registrant and InveniAI LLC, dated November 24, 2021.
4.2**	Amendment to Grid Note, by and between the Registrant and InveniAI LLC, dated April 14, 2023.
4.3*	Amended and Restated Investors’ Rights Agreement, by and between the Registrant and certain of its stockholders, dated April 7, 2022.
5.1*	Opinion of Cooley LLP.
10.1+**	2021 Equity Incentive Plan and Forms of Incentive Stock Option Agreement and Non-Statutory Stock Option Agreement.
10.2+*	2023 Equity Incentive Plan and Forms of Stock Option Grant Notice, Stock Option Agreement, Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement.
10.3#^**	Asset Contribution Agreement, between InveniAI LLC and the Registrant, dated November 24, 2021.
10.4^**	Separation and Shared Services Agreement, between InveniAI LLC and the Registrant, dated November 24, 2021.
10.5**	Amendment No. 1 to Shared Services Agreement, between InveniAI LLC and the Registrant, dated January 1, 2023.
10.6+*	Form of Indemnification Agreement with Executive Officers and Directors.

Exhibit No.	Description
10.7#^**	License Agreement, by and between InveniAI LLC and Daiichi Sankyo Company, Limited, dated September 1, 2021.
10.8*	Employment Agreement, by and between the Registrant and Krishnan Nandabalan, Ph.D.
10.9*	Employment Agreement, by and between the Registrant and Shunichiro (Steve) Okada, M.D.
10.10*	Employment Agreement, by and between the Registrant and Salvatore Alesci, M.D., Ph.D.
23.1*	Consent of Ernst and Young LLP, independent registered accounting firm.
23.2*	Consent of Cooley LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).
107*	Filing fee table.

*
To be filed by amendment.

+
Indicates management contract or compensatory plan.

#
Portions of this exhibit (indicated by ***) have been omitted because the registrant has determined that the information is both not material and is the type that the Registrant treats as private or confidential.

^
Pursuant to Item 601(a)(5) of Regulation S-K promulgated by the SEC, certain exhibits and schedules to this agreement have been omitted. The Company hereby agrees to furnish supplementally to the SEC, upon its request, any or all of such omitted exhibits or schedules.

**
Previously submitted.

(b)   Financial Statement Schedules
Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17.   Undertakings
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Invea Therapeutics, Inc. pursuant to the foregoing provisions, or otherwise, Invea Therapeutics, Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Invea Therapeutics, Inc. of expenses incurred or paid by a director, officer or controlling person of Invea Therapeutics, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Invea Therapeutics, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned hereby further undertakes that:
(1)   For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Invea Therapeutics, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Guilford, State of Connecticut, on the      day of           , 2023.
INVEA THERAPEUTICS, INC.
By:

Krishnan Nandabalan, Ph.D.
Chief Executive Officer, President and Director

POWER OF ATTORNEY
Each of the undersigned hereby constitutes and appoints Krishnan Nandabalan, Ph.D. and Michael Aiello, and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.
Signature	Title	Date
Krishnan Nandabalan, Ph.D.	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2023
Michael J. Aiello	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2023
Kerrie Brady	Director	, 2023
Jason Fenton	Director	, 2023
Demetrios Kydonieus	Director	, 2023
Jonathan Zalevsky	Director	, 2023